Exhibit 99.1

As confidentially submitted to the Securities and Exchange Commission on September 18, 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

VIOLIN MEMORY, INC.

(Exact name of registrant as specified in its charter)

Delaware	3572	20-3940944
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

685 Clyde Ave.

Mountain View, California 94043

(650) 396-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Donald G. Basile

Chief Executive Officer

685 Clyde Ave.

Mountain View, California 94043

(650) 396-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. James J. Masetti, Esq. Heidi E. Mayon, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304	Alan Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, 0.0001 par value per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2012

Preliminary Prospectus

             Shares

Common Stock

This is the initial public offering of              shares of common stock of Violin Memory, Inc. Prior to this offering, there has been no public market for our common stock. We are offering              shares and the selling stockholders identified in this prospectus are offering              shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The initial public offering price of our common stock is expected to be between $         and $         per share.

We intend to apply for listing of our common stock on the          under the symbol “VMEM.”

We are an emerging growth company, as defined in section 2(a) of the Securities Act, and may elect to comply with reduced U.S. public company reporting requirements. Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 9 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Violin Memory, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The underwriters have an option to purchase a maximum of additional shares of common stock from us identified in this prospectus at the public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2012.

J.P. Morgan	Deutsche Bank Securities	BofA Merrill Lynch

Barclays

Baird	Needham & Company	Pacific Crest Securities

                    , 2012

Through and including                  (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we, nor the selling stockholders nor the underwriters have authorized anyone to provide you with information different from or in addition to that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us on our behalf. Neither we, nor the selling stockholders nor the underwriters take any responsibility for, and can provide no assurances as to the reliability of, any information other than the information contained in the foregoing document. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

In this prospectus, “Company,” “we,” “us,” and “our” refer to Violin Memory, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of common stock. The name “Violin Memory” is our trademark. This prospectus also contains trademarks and trade names that are the property of their respective owners.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering, and our consolidated financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under “Risk Factors.”

Our Company

We have pioneered a new class of high-performance flash-based storage systems that are designed to bring storage performance in line with high-speed applications, servers and networks. Our Flash Memory Arrays are specifically designed at each level of the system architecture starting with memory and optimized through the array to leverage the inherent capabilities of flash memory and meet the sustained high-performance requirements of business-critical applications, virtualized environments and Big Data solutions in enterprise data centers. Our Flash Memory Arrays provide low latency and sustainable performance with enterprise-class reliability, availability and serviceability. Our solutions enable customers to realize significant capital expenditure and operational cost savings by simplifying their data center environments.

A number of important IT trends are transforming the architecture, design and performance requirements of data centers. Traditional disk-based storage solutions have not kept pace with these IT trends or the significant advancements in both server and networking technologies, introducing a performance gap between storage and other data center technologies. Furthermore, we believe other flash-based storage solutions, while offering greater performance than disk-based storage solutions, have nevertheless been unable to adequately address this performance gap. We believe there is a pressing need for a fundamentally new approach to storage, across both server-based and array-based architectures, designed to address the input/output, or I/O, intensive requirements of today’s applications and enable enterprises to optimize the utilization and performance of their data centers.

Our Flash Memory Arrays integrate enterprise-class hardware and software technologies to cost effectively address the limitations of other storage solutions. Our storage systems are based on a four-layer hardware architecture which is tightly integrated with our Violin Memory Operating System, or vMOS, software stack to optimize the management of flash memory at each level of our system architecture. Additionally, our strategic relationship with Toshiba, a leading provider of flash memory, allows us to design our systems to unlock the inherent performance capabilities of flash technology and enables us to develop around new generations of flash memory rapidly.

As of July 31, 2012, we believe our Flash Memory Arrays have been implemented by more than 100 enterprises in diverse end markets, including financial services, Internet, government, media and entertainment. We primarily sell our products and services through our direct sales force and global network of over 60 resellers to provide a high level of end-customer engagement. We maintain relationships with systems vendors and key technology partners, such as Hewlett-Packard, IBM, Microsoft, SAP, Symantec, Toshiba and VMware. We have grown our business substantially for the past three years with revenue of $0.6 million, $11.4 million and $53.9 million in fiscal 2010, 2011 and 2012, respectively, and $9.8 million and $30.3 million in the six months ended July 31, 2011 and July 31, 2012, respectively. We had a net loss of $9.2 million, $16.7 million and $44.8 million in fiscal 2010, 2011 and 2012, respectively, and $47.9 million in the six months ended July 31, 2012.

Industry Background

A number of important IT trends are highlighting the widening performance gap between storage and other data center technologies. These trends include the acceleration of server and network technologies; the use of virtualization technologies and cloud-based architectures; explosive data growth and demand for high-frequency, real-time access; the increasing strategic importance of Big Data and analytics; and a focus on reducing data center complexity and lowering total cost of ownership. Traditional disk-based storage solutions provided by incumbent primary storage vendors, such as Dell, EMC, Hewlett-Packard (3PAR), Hitachi, NetApp and Oracle, have been unable to adequately scale performance to address this widening gap due to the inherent limitations of hard disk drives, contributing to a performance bottleneck in the data center. Furthermore, other flash-based solutions provided by vendors, such as EMC, Fusion-io, OCZ, Oracle and STEC, while offering greater performance than disk-based storage solutions, have nevertheless been unable to adequately address this bottleneck.

IDC estimates worldwide spending on enterprise storage systems will grow from $33.4 billion in 2011 to $42.4 billion in 2016. A majority of this market is comprised of disk-based capacity-optimized and performance-optimized systems, which together are expected to grow at a compound annual growth rate, or CAGR, of 3.0% from $31.6 billion in 2011 to $36.7 billion in 2016. As enterprises seek alternatives to traditional disk-based storage solutions and the price of flash continues to decline, there has been a shift toward I/O intensive storage, which is expected to grow at a CAGR of 26.8% from $1.7 billion in 2011 to $5.6 billion in 2016.1 We believe there is an opportunity for a disruptive solution to capture the I/O intensive storage market as well as a meaningful portion of the market for disk-based capacity-optimized and performance-optimized systems.

In an effort to overcome the limited performance capabilities of disk-based storage solutions, vendors have begun incorporating high-speed flash memory as an alternative to hard disk drives, or HDDs. Adoption of solid state storage has accelerated as flash memory prices have decreased. According to Gartner, the worldwide average selling price of NAND flash memory per gigabyte has declined from $19.13 in 2006 to $1.24 in 2011.2 Flash memory is used generally in two configurations, server-based and array-based. Array-based solutions are found in two configurations, arrays built using off-the-shelf controllers and solid state drives, or SSDs (or a hybrid of both HDDs and SSDs) or specifically designed all flash memory arrays. Server-based and array-based solutions using off-the-shelf components, which we refer to as other flash-based storage solutions, deliver improved performance relative to disk-based storage solutions. However, their ability to optimize flash memory technology is severely limited principally due to their utilization of off-the-shelf flash memory chips, commodity controllers, commercially available data protection algorithms and management software originally designed for HDDs. We believe, without the implementation of intelligent software and controller technologies that have been specifically built to address the technical challenges of flash memory, the performance and durability of these other flash-based storage solutions are significantly limited.

Key Limitations of Traditional Storage Approaches

•

Slow response times of disk-based storage solutions. Disk-based storage solutions are unable to deliver the low latency required by today’s high-performance applications. While over-provisioning with more HDDs modestly increases I/O throughput, this approach cannot reduce I/O response time due to the physics of rotating media and the architecture of disk-based storage solutions.

•

Limited ability to provide scalable and sustained performance under peak workloads. While other flash-based storage solutions can provide improved performance over disk-based storage solutions, they suffer from the “Write Cliff” issue, a phenomenon that refers to a significant spike in latency and slower I/O response times experienced by flash memory during erase cycles. This often prevents other flash-based storage solutions from delivering predictable and sustainable performance during periods of peak workload. Additionally, the performance scalability of other flash-based storage solutions is restricted by the limitations of storage controller technologies and software algorithms that were not specifically designed for flash technology.

[1]	Worldwide Enterprise Storage Systems 2012-2016 Forecast, IDC #234990 May 2012
[2]	Gartner, “Forecast: Memory, Worldwide, 2006-2016, 2Q12 Update,” June 8, 2012. The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this filing) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

•

High cost per transaction and overall total cost of ownership. Disk-based and other flash-based storage solutions are not typically optimized to reduce the cost of storage associated with the execution of individual transactions of high-speed applications, which we refer to as cost per transaction. In addition, the current approach of over-provisioning storage resources to address the performance gap increases facilities costs, management overhead and energy consumption.

•

Not designed for virtualization and cloud-based environments. Disk-based storage solutions are designed for sequential workloads, not the random I/O patterns inherent in virtualized and cloud-based environments. While other flash-based storage solutions deliver improved performance over disk-based storage solutions, they are generally unable to provide the sustained and scalable performance required by I/O intensive virtualized and cloud-based environments.

As a result of these limitations, we believe there is a pressing need for a fundamentally new approach to provide sustained high-performance storage that offers low latency, high bandwidth and extensive capacity as well as enterprise-class reliability, availability and serviceability. In addition, these solutions must enable enterprises to realize capital expenditure and operational cost savings by simplifying their data center environments.

Our Solution

We have pioneered a new class of high-performance flash-based storage systems designed to cost effectively address the shortcomings of traditional solutions and bring storage performance in-line with high-speed applications, servers and networks. Our Flash Memory Arrays are specifically designed at each level of the system architecture starting with memory and optimized through the array to leverage the inherent capabilities of flash memory and meet the sustained high-performance requirements of business-critical applications, virtualized environments and Big Data solutions in enterprise data centers.

Our Flash Memory Arrays address fundamental challenges in the data center and deliver critical benefits to enterprises, including:

•

Low latency and fast response times. Our high-performance systems significantly reduce latency and enable fast response times as a result of our massively parallel system and proprietary hardware-accelerated management algorithms.

•

Sustained and scalable high performance. Our Flash Memory Arrays provide enterprises with the sustained high performance required to run mission-critical applications in today’s random I/O workload environments, overcoming the Write Cliff issues experienced by other flash-based storage solutions. Further, we believe our vMOS software-stack enables our Flash Memory Arrays to scale performance more effectively than disk-based and other flash-based storage solutions on a sustained performance basis.

•

Low cost per transaction and overall total cost of ownership. Our solutions can generate significant savings on a cost per transaction basis and provide greater return on investment to enterprises. Additionally, the enhanced performance provided by our systems offers significant opportunities for infrastructure consolidation, which reduces both capital and operating expenses necessary to manage data center assets.

•

Designed for virtualized and cloud-based environments. Our Flash Memory Arrays are designed to deliver the sustainable and scalable performance required by random I/O workloads generated in virtualized and cloud-based environments. Additionally, unlike many other flash-based storage solutions, our solutions are highly interoperable with existing virtualization infrastructures, allowing IT managers to leverage existing data center networking and operating systems in both virtual and cloud-based environments without making changes to management software.

Our Strategy

Our objective is to be the leading supplier of high-performance enterprise storage systems for business-critical applications, virtualization and Big Data solutions. Key elements of our strategy include:

•

Continue to pursue technology and product innovation to bring storage capabilities in line with advancements in server and network technologies. We intend to continue to innovate and invest in new products, across both server- and array-based configurations, designed to leverage the capabilities of future generations of memory technology to cost-effectively provide greater levels of sustained performance. We also plan to continue to integrate software into our hardware to build an end-to-end storage platform that further enhances storage optimization, data management and analytics capabilities and other embedded applications.

•

Maintain high levels of customer engagement to drive sales. We intend to drive further penetration and deployment of our high-performance Flash Memory Arrays within our existing base of over 100 end-customers globally. Many of our customers initially deploy our solutions on a limited scale, tiered with disk-based storage solutions, which provides us with significant opportunities to sell more of our products as their storage performance and capacity requirements increase.

•

Continue to grow our relationships with systems vendors and technology partners to accelerate the adoption of our solutions. We have established relationships with a number of industry-leading systems vendors, whose distribution capabilities we intend to leverage to expand our global reach to customers in diverse end markets. In addition to our relationship with Toshiba, we also intend to expand our other technology relationships while establishing new relationships with leading software, memory and storage hardware vendors globally to increase the adoption of our solutions.

•

Invest in our global distribution channel to expand our international presence. We intend to leverage and expand our relationships with resellers to more effectively penetrate existing and new markets. Additionally, we intend to continue to grow our operations in Europe and Asia, and invest in our direct sales teams and network of resellers in international markets to further expand our geographic reach.

•

Opportunistically pursue strategic acquisitions and investments. We expect to opportunistically make strategic investments in, or pursue acquisitions of, companies with innovative technologies that will broaden the features or capabilities of our solutions, extend our product portfolio, increase our geographic presence or expand our market share.

Risks to Our Business

Our business is subject to numerous risks and uncertainties, including those identified in “Risk Factors” immediately following this prospectus summary that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect large and concentrated purchases by a limited number of customers to continue to represent a substantial majority of our revenue, which means our operating results may fluctuate significantly from quarter to quarter. In addition, we have a limited operating history and our revenue growth rate in recent periods is not likely to recur, which make it difficult to predict our future operating results. Additional factors that may have a negative impact on our business include material weaknesses in our internal control over financial reporting, the availability of, and our ability to control the costs of, the components we use in our hardware products, reductions in customers’ budgets for information technology purchases and changes in the competitive dynamics of our markets, including actions by large storage vendors who have a longer operating history than us, better brand recognition and more resources available.

Corporate Information

We were founded in 2005. Our principal executive offices are located at 685 Clyde Avenue, Mountain View, California 94043 and our telephone number is: (650) 396-1500. As of July 31, 2012, we had 374 employees, including 165 research and development employees. Our website address is www.violin-memory.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Underwriters option to purchase additional shares of common stock	The underwriters have an option to purchase a maximum of additional shares of common stock. All of the shares subject to the option would be sold by us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering will be $ million, assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable to us. We intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in research and development and for capital expenditures. In addition, we may use a portion of the net proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. However, we do not have agreements or understandings for any acquisitions or investments at this time. See “Use of Proceeds” beginning on page 34.

Risk factors	See “Risk Factors” beginning on page 9 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed symbol	VMEM

The number of shares of common stock that will be outstanding after this offering is based on 120,783,049 shares outstanding as of July 31, 2012, and excludes:

•	13,522,305 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2012, at a weighted average exercise price of $0.48 per share;

•

10,964,413 shares of common stock subject to restricted stock units, or RSUs, outstanding as of July 31, 2012, including 1,222,519 RSUs for which the service condition was satisfied as of July 31, 2012 and which will vest on the earlier of 181 days following the completion of this offering or March 15 in the year following the completion of this offering; and

•

5,639,281 shares of common stock reserved for future issuance under our 2005 Stock Plan and          shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Stock Incentive Plan, which will become effective in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 89,947,533 shares of common stock, effective immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

We derived the summary consolidated statements of operations data for fiscal years ended January 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the six months ended July 31, 2011 and 2012 and our summary consolidated balance sheet data as of July 31, 2012 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, which consisted of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$638	$11,397	$53,888	$9,800	$30,302
Cost of revenue(1)	533	8,078	39,266	6,892	17,269

Gross profit	105	3,319	14,622	2,908	13,033

Operating expenses:
Research and development(1)	2,996	9,701	26,641	9,386	24,923
Sales and marketing(1)	1,717	5,323	21,493	6,297	24,770
General and administrative(1)	2,426	4,895	6,222	1,919	11,146
Litigation settlement	—	—	2,100	—	—

Total operating expenses	7,139	19,919	56,456	17,602	60,839

Loss from operations	(7,034)	(16,600)	(41,834)	(14,694)	(47,806)
Other income, net	17	110	89	60	33
Interest expense	(2,197)	(251)	(3,033)	(2,980)	(80)

Loss before income taxes	(9,214)	(16,741)	(44,778)	(17,614)	(47,853)
Income taxes	1	1	7	—	15

Net loss	$(9,215)	$(16,742)	$(44,785)	$(17,614)	$(47,868)

Net loss per share of common stock, basic and diluted	$(3.21)	$(1.55)	$(2.38)	$(1.06)	$(1.88)

Shares used in computing net loss per share of common stock, basic and diluted	2,873	10,808	18,792	16,642	25,437

Pro forma net loss per share of common stock, basic and diluted			$(0.52)		$(0.45)

Pro forma weighted-average number of shares of common stock, basic and diluted			85,655		105,748

(1)	Includes employee stock-based compensation as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
	(In thousands)
Cost of revenue	$—	$1	$19	$4	$104
Research and development	1	23	236	42	1,216
Sales and marketing	1	59	299	35	1,423
General and administrative	—	21	492	79	5,428

Total stock-based compensation	$2	$104	$1,046	$160	$8,171

	As of July 31, 2012
	Actual	Pro Forma(1)	Pro Forma as Adjusted (2)(3)
		(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$52,344	$52,344
Working capital	74,316	74,316
Total assets	116,256	116,256
Total liabilities	31,339	31,339
Additional paid-in-capital	226,491	226,491
Accumulated deficit	(141,579)	(141,579)
Total stockholders’ equity	84,917	84,917

(1)	The pro forma column reflects the conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the completion of this offering.
(2)	The pro forma as adjusted column reflects the items described in (1) above and the receipt of the net proceeds from the sale of shares of common stock offered by us in this offering at a price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We expect large and concentrated purchases by a limited number of customers to continue to represent a substantial majority of our revenue, and any loss of, or delay or reduction in purchases by, a small number of customers could adversely affect our operating results.

Historically, large purchases by a relatively limited number of customers have accounted for a substantial majority of our revenue, and the composition of the group of our largest customers has changed from period to period. These concentrated purchases are made on a purchase order basis rather than pursuant to long-term contracts. Revenue from our five largest customers for the six months ended July 31, 2012 was 54% of total revenue, of which revenue from three customers each constituted more than 10% of total revenue: Super Micro Computer, Inc., or Super Micro, represented 15%, CompSec represented 13% and ePlus Inc., or ePlus, represented 10% of our revenue. It is our understanding that CompSec purchased our products for resale to the United States Federal Government, ePlus purchased our products for resale to AOL Inc., or AOL, and Super Micro purchased our products for resale to Trunkbow International Holdings, Ltd.

As a consequence of our limited number of customers and the concentrated nature of their purchases, our quarterly revenue and operating results may fluctuate from quarter to quarter and are difficult to estimate. For example, any acceleration or delay in anticipated product purchases or the acceptance of shipped products by our larger customers could materially impact our revenue and operating results in any quarterly period. We cannot provide any assurance that we will be able to offset the discontinuation or reduction of concentrated purchases by our larger customers with purchases by other new or existing customers. For example, our revenue declined $11.7 million, or 53%, from $21.9 million in the three months ended January 31, 2012 to $10.2 million in the three months ended April 30, 2012. Nearly the entire decline in revenue during this period was attributable to a decline in orders in fiscal 2013 from Hewlett-Packard Company, or Hewlett-Packard, a systems vendor customer. We expect that sales of our products to a limited number of customers will continue to contribute materially to our revenue for the foreseeable future. The loss of, or a significant delay or reduction in purchases by, a small number of customers could materially harm our business and operating results.

Our limited operating history makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

We were founded in March 2005 and sold our first products in February 2008. We introduced our Flash Memory Arrays in May 2010. The majority of our revenue growth has occurred since the first quarter of our fiscal 2012. In addition, our current management team has only been working together for a relatively short period of time. Our limited operating history makes it difficult for you to evaluate our business and our future prospects, as well as for us to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including the risks described in this prospectus. If we do not address these risks successfully, our business and operating results would be adversely affected.

Our revenue growth rate in recent periods is not likely to recur and is not indicative of our future performance.

You should not consider our revenue growth in recent periods as indicative of our future performance. We do not expect to achieve similar revenue growth rates in future periods. In fact, in future periods, our revenue could decline. For example, even though our revenue increased 373% in fiscal 2012 compared to fiscal 2011, our revenue declined 53% in the three months ended April 30, 2012 compared to the three months ended January 31, 2012. You should not rely on our revenue for any prior quarterly or annual periods as an indication of our future revenue or revenue growth. If our revenue declines from our prior performance, it may be difficult to achieve and maintain profitability.

Our overall business has experienced rapid growth in recent periods, and we may not be able to sustain or manage any future growth effectively.

We have significantly expanded our overall business, customer base, headcount and operations since April 2011, and we anticipate that this growth will continue. For example, from July 31, 2011 to July 31, 2012, our headcount increased 214% from 119 to 374 employees. Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth.

To manage our growth successfully, we believe we must effectively, among other things:

•	maintain and extend our leadership in the development of memory arrays;

•	maintain and grow our direct sales force as well as grow our relationships with key customers, systems vendors and technology partners;

•	forecast and control expenses;

•	recruit, hire, train and manage additional research and development, and sales and marketing personnel;

•	expand our customer support capabilities on a global basis;

•	enhance and expand our distribution and supply chain infrastructure;

•	manage inventory levels, including trial deployments of systems;

•	enhance and expand our international operations; and

•	implement and improve our administrative, financial and operational systems, procedures and controls.

We expect that our future growth will continue to place a significant strain on our managerial, administrative, operational, financial and other resources. We will incur costs to support this anticipated growth prior to realizing any benefits, and the return on these investments may be lower, or may develop more slowly, than we expect or may be nonexistent. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products or enhancements to existing products and we may fail to satisfy end-customers’ requirements, maintain product quality, execute on our business plan or respond to competitive pressures, any of which would adversely affect our business and operating results.

We compete with large data storage providers and expect competition to intensify in the future from established companies and new market entrants.

The market for data storage products is highly competitive, and we expect competition to intensify in the future. Our products compete with various high-performance server- and array-based storage approaches employed by next-generation datacenters. Competitors include incumbent primary storage vendors, such as Dell, Inc., or Dell, EMC Corporation, or EMC, Hewlett-Packard (3PAR), Hitachi Data Systems Corporation, or Hitachi, International Business Machines Corporation, or IBM, and NetApp, Inc., or NetApp, which typically sell centralized storage products as well as high-performance storage approaches utilizing solid state drives, or SSDs, as well as vertically integrated appliance vendors such as Oracle Corporation. We also compete with server-based flash memory solution providers in limited application use cases, such as Fusion-io. In addition, a number of privately-held companies are attempting to enter our market, some of which may become significant competitors in the future.

Many of our current competitors have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. New start-up companies continue to innovate and may invent similar or superior products and technologies that may compete with our products and technology. Some of our competitors have made acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered. In addition, some of our competitors, including our systems vendor customers, may develop competing technologies and sell at zero or negative margins, through product bundling, closed technology platforms or otherwise, to gain business. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. In addition, consolidations among systems vendors, which can occur unexpectedly, can significantly impact our sales efforts to systems vendors. As a result, we cannot assure you that our products will compete favorably, and any failure to do so could seriously harm our business, operating results and financial condition.

Competitive factors could make it more difficult for us to sell our products, resulting in increased pricing pressure, reduced gross margins, increased sales and marketing expenses, longer customer sales cycles and failure to increase, or the loss of, market share, any of which could seriously harm our business, operating results and financial condition. Any failure to meet and address competitive challenges could seriously harm our business and operating results.

We have incurred significant net losses and may not achieve or maintain profitability.

We have incurred a net loss in each quarter since our inception. As of July 31, 2012, we had an accumulated deficit of $141.6 million. We expect to incur losses in future periods as we continue to increase our expenses in order to position us to grow our business. If our revenue does not increase substantially, we will not be profitable. Even if we achieve profitability in a particular period, we may not be able to sustain it.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below expectations, the price of our common stock would likely decline.

Factors that are difficult to predict and that could cause our operating results to fluctuate include:

•	the timing and magnitude of orders, shipments and acceptance of our products in any quarter, including orders from large customers;

•	a postponement or cancellation of significant orders;

•	cost and timing of trial deployments;

•	product mix;

•	mix of sales between end-customers and channel partners;

•	availability of, and our ability to control the costs of, the components we use in our hardware products, specifically flash memory;

•	reductions in customers’ budgets for information technology purchases;

•	delays in end-customers’ purchasing cycles or deferments of end-customers’ product purchases in anticipation of new products or product enhancements from us or our competitors;

•	any change in the competitive dynamics of our markets, including actions by large storage providers who may discount product prices or bundle storage products to provide lower overall systems costs;

•	fluctuations in demand and prices for our products;

•	changes in standards in the data storage industry;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet end-customer requirements;

•	our ability to control costs, including our operating expenses; and

•	future accounting pronouncements and changes in accounting policies.

The occurrence of any one of these risks could negatively affect our operating results in any particular quarter and which could cause the price of our common stock to decline.

In connection with the audit of our consolidated financial statements for fiscal 2012, four material weaknesses were identified in our systems, processes and internal control over financial reporting, and we cannot provide assurance that additional material weaknesses or significant deficiencies will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

When we become a public company, we will be subject to reporting obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, that will require us to include a management report on our internal control over financial reporting in our annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, when we are no longer an emerging growth company under the federal securities laws, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are significant deficiencies or material weaknesses with respect to our controls or the level at which our controls are documented, designed, operated or reviewed. Material weaknesses may be identified during the audit process or at other times.

In connection with the audit of our consolidated financial statements for fiscal 2012, four material weaknesses were identified in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to our lack of resources within our finance function required to analyze and account for complex, non-routine transactions in a timely manner; our lack of systems or controls in place for tracking fixed assets, specifically the review and approval of internally transferred assets; our use of a financial reporting system in fiscal 2012 that was not adequate for a company of our size and complexity; and our lack of a material resource planning system or sufficiently robust forecasting process that prevented us from being able to appropriately document our basis for our excess and obsolete inventory reserves at year end. We are taking steps to remediate these material weaknesses but there can be no assurance as to if, or when we will be successful in doing so.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports and will be less able to detect and prevent fraud. In addition, our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our common stock.

Our sales cycles can be long and unpredictable, particularly with respect to large orders and establishing systems vendor relationships requires considerable time and expense. As a result, it can be difficult for us to predict when, if ever, a particular customer will choose to purchase our products, which may cause our operating results to fluctuate significantly.

Our sales efforts include convincing end-customers of our products’ reliability and interoperability with their existing network infrastructure. Because our products are based on emerging flash technology, we often must invest time in educating our potential end customers of the benefits of flash technology over legacy technologies, such as hard disk drives. Customers often undertake a trial deployment to evaluate and test our products which can result in a lengthy sales cycle. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. Additionally, a significant portion of our sales personnel have been with us for less than a year, and we continue to increase the number of our sales personnel, which could further extend the sales cycle as these new personnel typically require a significant amount of training and experience until they are productive. These factors, among others, result in long and unpredictable sales cycles, particularly with respect to large orders. Further, we may invest significant management attention and expense in building relationships that do not ultimately result in successful sales.

We also sell to systems vendors that incorporate our solutions into their products, which can require an extended evaluation and testing process before our product is approved for inclusion in one of their product lines. We also may be required to customize our product to interoperate with a systems vendor’s solution, which could further lengthen the sales cycle for sales to systems vendors.

The length of our sales cycle makes us susceptible to the risk of delays or termination of orders if end-customers decide to delay or withdraw funding for datacenter projects, which could occur for various reasons, including global economic cycles and capital market fluctuations. In addition, as a result of the lengthy and uncertain sales cycles of our products, it is difficult for us to predict when customers may purchase products from us and as a result, our operating results may vary significantly and be adversely affected.

Our products are highly technical and may contain undetected defects, which could cause data unavailability, loss or corruption that might, in turn, result in liability to our customers and harm to our reputation and business.

Our Flash Memory Array products and related software are highly technical and complex and are often used to store information critical to our end-customers’ business operations. Our products may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, loss or corruption or other harm to our end-customers. Some errors in our products may only be discovered after they have been installed and used by end-customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release, or any perception of the same in the marketplace, could result in a loss of revenue or delay in revenue recognition, injury to our reputation, a loss of end-customers or increased service and warranty costs, any of which could adversely affect our business. In addition, we could face claims for product liability, tort or breach of warranty. Many of our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may be difficult to enforce. Defending a lawsuit, regardless of its merit, would be costly and might divert management’s attention and adversely affect the market’s perception of us and our products. In addition, our business liability insurance coverage could prove inadequate or could be subject to coverage exclusions or deductibles with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be adversely impacted.

Toshiba is our sole supplier for flash memory. Any disruption in our relationship with Toshiba could have a material adverse effect on our business.

The most significant component that we use in our products is flash memory. Although we have a strategic agreement with Toshiba, the sole supplier of our flash memory components, we may experience a shortage of flash memory if Toshiba is not able to meet our demand. Toshiba may not be able to meet our demand for a variety of reasons, including our inability to forecast our future needs accurately to Toshiba or a shortfall in production by Toshiba for reasons unrelated to us. In addition, our agreement with Toshiba does not provide us with fixed pricing for flash memory, which subjects us to fluctuations in pricing. Our agreement with Toshiba also requires us to purchase 70% of our requirements for flash memory from Toshiba and design our products to be substantially compatible with Toshiba flash memory. If Toshiba were to increase the price of its flash memory, we may not be able to correspondingly increase the price of our products and our revenue and gross margins would be harmed. We do not currently have any agreement in place with other flash memory providers in the event that Toshiba cannot meet our demand or we are unable to renew our contract with Toshiba when it expires. If we cannot obtain sufficient supply of flash memory at an acceptable price to us, our ability to respond to our customer demand and grow our business could be significantly harmed.

Ineffective management of product transitions or our inventory levels, including inventory used in trial deployments, could adversely affect our operating results.

If we are unable to properly forecast, monitor, control and manage our inventory and maintain appropriate inventory levels and mix of products to support our customers’ needs, we may incur increased and unexpected costs. Sales of our products are generally made through individual purchase orders and some of our customers place large orders with short lead times, which make it difficult to predict demand for our products and the level of inventory that we need to maintain in order to satisfy customer demand. If we build our inventory in anticipation of future demand that does not materialize, or if a customer cancels or postpones outstanding orders, we could experience an unanticipated increase in the inventory level of our finished products which would cause us to incur manufacturing costs in a period that are not offset by sales of finished products. In addition, our inability to manage inventory levels in connection with future product transitions may harm our operating results. For example, in the fourth quarter of fiscal 2012, we recorded $5.8 million in a provision for excess and obsolete inventory related to our 3000 Series Flash Memory Arrays as customers moved to our 6000 Series Flash Memory Arrays more rapidly than we had expected.

We typically provide trial deployments to potential customers and maintain the classification of these products in the field as inventory. We may not be able to convert these trial deployments into sales, which could lead to higher levels of inventory, lost or damaged units, risk of obsolescence and excessive wear making them unsaleable or saleable only at low margin or at a loss. Although our sales contracts typically provide that we are not obligated to accept product returns for purchased products, in limited circumstances, we may determine that it is in our best interest to accept returns or exchange products in order to maintain good relationships with customers. Product returns or exchanges would increase our inventory and reduce our revenue. If we are unable to sell our inventory in a timely manner, we could incur additional carrying costs, reduced inventory turns and potential write-downs due to obsolescence, particularly in periods of product transition.

Alternatively, we could carry insufficient inventory, and we may not be able to satisfy demand, which could have a material adverse effect on our customer relationships or cause us to lose potential sales.

We have often experienced order changes including delivery delays and fluctuations in order levels from period-to-period, and we expect to continue to experience delays and fluctuations in the future, which could result in fluctuations in inventory levels, cash balances and revenue.

The occurrence of any of these risks related to inventory could adversely affect our business, operating results and financial condition.

Our gross profit may vary and such variation may make it more difficult to forecast our earnings.

Our gross profit has been and may continue to be affected by a variety of factors, including:

•	demand for our products and related services;

•	discount levels and price competition;

•	average order size and customer mix;

•	the cost and availability of components;

•	level of costs for providing customer support;

•	the mix of services as a percentage of revenue;

•	new product introductions and enhancements; and

•	geographic sales mix.

Any of these factors could adversely affect our gross profit and operating results in future periods.

Many of our established competitors have long-standing relationships with key decision makers at many of our current and prospective customers. As a result, we may not be able to compete effectively and maintain or increase our market share.

Many of our competitors benefit from established brand awareness and long-standing relationships with key decision makers at many of our current and prospective customers. We expect that our competitors will seek to leverage these existing relationships to discourage customers from purchasing our products. In particular, when competing against us, we expect our competitors to emphasize the importance of data storage retention, the high cost of data storage failure and the perceived risks of relying on products from a company with a shorter operating history and less predictable operating results. Additionally, most of our prospective customers have existing storage systems manufactured by our competitors. This gives an incumbent competitor an advantage in retaining the customer because the incumbent competitor already understands the customer’s network infrastructure, user demands and information technology needs. These factors may cause our current or prospective customers to be unwilling to purchase our products and instead to purchase the products of our better-known and more established competitors. In the event that we are unable to successfully sell our products to new customers, persuade customers of our competitors to purchase our products instead, or prevent our competitors from persuading our customers to purchase our competitors’ products, we may not be able to maintain or increase our market share and our operating results would be adversely affected.

The use of flash memory in storage products is rapidly evolving, which makes it difficult to forecast customer adoption rates and demand for our products.

The market for flash memory in storage products is rapidly evolving. Accordingly, our future financial performance will depend in large part on growth in this market and on our ability to adapt to trends in this market as they develop and evolve. Sales of our products are dependent in large part upon demand in markets that require high-performance data storage solutions, such as business-critical applications, virtualization and Big Data. It is difficult to predict with any precision customer adoption rates, end-customer demand for our products or the future growth rate and size of our market. The rapidly evolving nature of the technology in the data storage products market, as well as other factors that are beyond our control, reduce our ability to accurately predict our future performance. Our products may never gain broad adoption, and changes or advances in technologies could adversely affect the demand for our products. Further, although flash-based data storage products have a number of advantages compared to other data storage alternatives, flash-based storage devices have certain disadvantages as well, including a higher price per gigabyte of storage, potentially shorter product lifecycles, more limited methods for data recovery and lower performance for certain uses, including sequential I/O transactions and increased utilization of host system resources than traditional storage, and in some circumstances may require end-customers to modify or replace network systems originally made for traditional storage media. A reduction in demand for flash-based data storage caused by lack of end-customer acceptance, technological challenges, competing technologies and products or otherwise would result in a lower revenue growth rate or decreased revenue, either of which would negatively impact our business and operating results.

We derive substantially all of our revenue from a single line of products, and a decline in demand for these products would cause our revenue to grow more slowly or to decline.

Our Flash Memory Array product line accounts for substantially all of our revenue and will continue to comprise a significant portion of our revenue for the foreseeable future. As a result, our revenue could be reduced by:

•	the failure of our Flash Memory Array products to achieve broad market acceptance;

•	any decline or fluctuation in demand for our Flash Memory Array products, whether as a result of product obsolescence, technological change, customer budgetary constraints or other factors;

•

any constraint on our ability to meet demand for our Flash Memory Array products, whether as a result of component supply constraint or the inability or unwillingness of our contract manufacturer to timely deliver products;

•	pricing pressures;

•	the introduction of products and technologies by competitors that serve as a replacement or substitute for, or represent an improvement over, these products;

•	an order resulting from a judgment of patent infringement or otherwise, that restricts our ability to market and sell our Flash Memory Array products; and

•	our inability to release enhanced versions of our products, including any related software, on a timely basis.

If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired and our competitive position would be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance, capacity and reliability and meet the cost expectations of our customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological shifts could result in decreased revenue and harm our business. If we fail to introduce new or enhanced products that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

In order to maintain or increase our gross margins, we need to continue to create valuable software solutions to be integrated with our Flash Memory Array products. Any new feature or application that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to increase our overall gross margins. If we are unable to successfully develop or acquire, and then market and sell future generations of our products, our ability to increase our revenue and gross margin will be adversely affected.

Our products must interoperate with network interfaces, such as operating systems, software applications and hardware that were developed by others, and if we are unable to ensure that our products interoperate with such software and hardware, we may fail to increase, or we may lose, market share and we may experience reduced demand for our products.

Our storage products comprise only a part of a datacenter’s infrastructure. Accordingly, our products must interoperate with our end-customers’ existing infrastructure, specifically their networks, servers, software and operating systems, which are typically manufactured by a wide variety of systems vendors. When new or updated versions of these software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these applications, our end-customers may not be able to adequately utilize the data stored on our products, and we may, among other consequences, fail to increase, or we may lose, market share and experience reduced demand for our products, which would adversely affect our business, operating results and financial condition.

We rely on our key technical, sales and management personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our key technical, sales and management personnel. In particular, we are highly dependent on the services of our Chief Executive Officer, Donald G. Basile. We could experience difficulty in retaining members of our senior management team. We do not have “key person” life insurance policies that cover any of our officers or other key employees. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our products, and negatively impact our business, prospects and operating results.

We plan to hire additional personnel in all areas of our business, particularly in sales and research and development. Competition for these types of personnel is intense. We cannot assure you that we will be able to successfully attract or retain qualified personnel. Our inability to attract and retain the necessary personnel could adversely affect our business, operating results and financial condition.

We intend to continue focusing on revenue growth and increasing market penetration and international presence at the expense of profitability by re-investing in our operations.

We intend to increase our investments in our marketing services and sales organization and to continue investing significantly in research and development at the expense of near-term profitability. We believe our decision to continue investing heavily in these operations will be critical to our revenue growth and our increased market penetration and international presence. Accordingly, we anticipate that our operating costs and expenses will increase substantially for the foreseeable future. However, we cannot assure that this strategy will result in revenue growth. Even if we achieve significant revenue growth, we may continue to experience net losses and operating losses similar to those we have incurred historically. Additionally, at least as long as we pursue this strategy, we may not achieve profitability or, if achieved, we may not be able to sustain profitability.

Our research and development efforts may not produce successful products that result in significant revenue in the near future, if at all.

Developing our products and related enhancements is expensive. Our investments in research and development may not result in marketable products or may result in products that are more expensive than anticipated, take longer to generate revenue or generate less revenue, if at all, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments in the near future, if at all, which could adversely affect our business and operating results.

Developments or improvements in storage system technologies may materially adversely affect the demand for our products.

Significant developments in data storage systems, such as advances in solid state storage drives or improvements in non-volatile memory, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, improvements in existing data storage technologies, such as a significant increase in the speed of traditional interfaces for transferring data between storage and a server or the speed of traditional embedded controllers, could emerge as preferred alternatives to our products, especially if they are sold at lower prices. This could be the case even if such advances do not deliver all of the benefits of our products. Any failure on our part to demonstrate the benefits of our products would result in lost sales. In addition, any failure by us to develop new or enhanced technologies or processes, or to react to changes or advances in existing technologies, could materially delay our development and introduction of new products, which could result in the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

The rate at which we grow our business is impacted by systems vendor customers incorporating our products into their server and data storage systems and these systems vendors’ sales efforts. Any failure to grow our systems vendor sales and maintain relationships with systems vendors could adversely affect our business, operating results and financial condition.

Historically, sales of products to systems vendors have represented a significant portion of our revenue. In fiscal 2011, sales of our products to Hewlett-Packard, a systems vendor customer, represented 65% of our revenue. Systems vendor sales may constitute a substantial portion of our future sales. In some cases, our products must be designed into the systems vendor’s products. If that fails to occur for a given product line of a systems vendor, we would likely be unable to sell our products to that systems vendor for that product line during the life cycle of that product. Even if a systems vendor integrates one or more of our products into its solutions, we cannot assure that its product will be commercially successful, and as a result, our sales volumes may be less than anticipated. Our systems vendor customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful or if they decide to pursue other strategies or for any other reason, including the incorporation or development of competing products by these systems vendors. Moreover, our systems vendor customers may not devote sufficient attention and resources to selling our products. We may not be able to develop or maintain relationships with systems vendor customers for a number of reasons, including because of the systems vendor’s relationships with our competitors or prospective competitors. In addition, there may be competing incentives that may not motivate their internal sales forces to promote our products. If we are unable to grow our sales to systems vendors, if our system vendor customers’ systems incorporating our products are not commercially successful, if our products are not designed into a given systems vendor product cycle or if our systems vendor customers significantly reduce, cancel or delay their orders with us, our revenue would suffer and our business, operating results and financial condition could be materially adversely affected.

Our ability to sell our products is highly dependent on the quality of our customer support and services, and any failure to offer high-quality support and services would harm our business, operating results and financial condition.

Once our products are deployed, our customers depend on our support organization to resolve any issues relating to our products. Our products provide mission-critical services to our customers and a high level of customer support is necessary to maintain our customer relationships. We rely on authorized service providers in certain locations in the United States to install our products and deliver initial levels of on-site customer support and services. While we attempt to carefully identify, train, and certify our authorized service providers, we may not be successful in ensuring the proper delivery and installation of our products or the quality or responsiveness of the support and services being provided.

As we grow our business, our ability to provide effective customer support and services will be largely dependent on our ability to attract, train and retain qualified direct customer service personnel and our ability to maintain and grow our network of authorized service providers. Additionally, as we continue to expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English, as well as identifying, training, and certifying international authorized service providers to support products we may deploy in geographical areas in which we may not currently have authorized service providers.

Any failure to maintain high-quality customer support and services, or a market perception that we do not maintain high-quality customer support and services, could harm our reputation, adversely affect our ability to sell our products to existing and prospective customers, and could harm our business, operating results and financial condition.

Some of our large end-customers demand more favorable terms and conditions from us and may request price concessions. As we seek to sell more products to large end-customers, we may be required to agree to terms and conditions that may have an adverse effect on our business or ability to recognize revenue.

Some of our large end-customers have significant purchasing power and, accordingly, have requested and received from us more favorable terms and conditions, including lower prices and extended payment terms, than we typically provide. As we seek to sell more products to this class of customer, we may be required to agree to more favorable customer terms and conditions, which may include terms that affect the timing of our revenue recognition or may reduce our gross margins and have an adverse effect on our business and operating results.

We rely on systems vendors and resellers to sell our products in markets where we do not have a direct sales force, and on authorized service providers to service and support our products in markets where we do not have direct customer service personnel. Any disruptions to, or failure to develop and manage, our relationships with systems vendors, resellers and authorized service providers could have an adverse effect on our customer relationships and on our ability to increase revenue.

Our future success is highly dependent upon our ability to establish and maintain successful relationships with a variety of systems vendors, resellers and authorized service providers in markets where we do not have a direct sales force or direct customer service personnel. We currently have sales personnel in the United States as well as Australia, Austria, Belgium, Canada, Denmark, France, Germany, Hong Kong, Japan, The Netherlands, Singapore, Switzerland and the United Kingdom. In other markets, we rely and expect to continue to rely on establishing relationships with systems vendors, resellers and authorized service providers. Our ability to maintain or grow our international revenue will depend, in part, on our ability to carefully select, manage and expand our network of systems vendor partners, resellers and authorized service providers. In addition to their sales activities, our systems vendor partners also provide installation, post-sale service and support on our behalf in their local markets. We also have agreements with authorized service providers that deliver and install our products, as well as provide post-sale customer service and support, on our behalf in their local markets. In markets where we rely on systems vendor partners, resellers and authorized service providers, we have less contact with our customers and less control over the sales process and their responsiveness. As a result, it may be more difficult for us to ensure the proper delivery and installation of our products or the quality or responsiveness of the support and services being offered. Any failure on our part to effectively identify and train our systems vendor partners, resellers and authorized service providers and to monitor their sales activity as well as the customer support and services being provided to our customers in their local markets could harm our business, operating results and financial condition.

Identifying, training, and retaining qualified systems vendors, resellers and authorized service providers requires significant time and resources. In order to maintain and expand our network of systems vendor partners, resellers and authorized service providers, we must continue to scale and improve the systems, processes, and procedures that support them, which will require continuing investment in our information technology infrastructure and dedication of significant training resources. As we grow our business and support organization, these systems, processes, and procedures may become increasingly complex, difficult and expensive to manage, particularly as the geographic scope of our customer base expands globally.

We typically enter into non-exclusive agreements with our systems vendor partners, resellers and authorized service providers. These agreements generally have a one-year, self-renewing term, have no minimum sales commitment, and do not prohibit our systems vendor partners, resellers and authorized service providers from offering products and services that compete with ours. Accordingly, our systems vendor partners, resellers and authorized service providers may choose to discontinue offering our products and services or may not devote sufficient attention and resources toward selling our products and services. Additionally, our competitors may provide incentives to our existing and potential systems vendor partners, resellers and authorized service providers to use, purchase or offer their products and services which may prevent or reduce sales of our products and services. The occurrence of any of these events could harm our business, operating results and financial condition.

If our third-party hardware repair service fails to timely and correctly resolve hardware failures experienced by our end-customers, our reputation will suffer, our competitive position will be impaired and our expenses could increase.

We and our authorized service providers rely upon third-party hardware maintenance providers, which specialize in providing vendor-neutral support of storage equipment, network devices and peripherals, to provide repair services to our end-customers. If our third-party repair service fails to timely and correctly resolve hardware failures, our reputation will suffer, our competitive position will be impaired and our expenses could increase. In February 2011, we entered into a five-year agreement with IBM Global Services for our on-site response and call center support. Either party may terminate the agreement for any reason by providing the other party 120-day notice of termination. In addition, either party may immediately terminate the agreement for a material default by the other party that is not cured within 30 days. If our relationship with our third-party repair service were to end, we would have to engage a new third party provider of hardware support, and the transition could result in delays in effecting repairs and damage our reputation and competitive position as well as increase our operating expenses.

We rely on a single contract manufacturer to manufacture our products, and our failure to accurately forecast demand for our products or successfully manage our relationship with our contract manufacturer could negatively impact our ability to sell our products.

We rely on a single contract manufacturer, Flextronics International Ltd., or Flextronics, to manufacture all of our products, manage our supply chain and, alone or together with us, negotiate component costs. We purchase our flash components directly from a single-source supplier and consign these components to Flextronics. Our reliance on our contract manufacturer reduces our control over the assembly process, quality assurance, production costs and product supply. If we fail to manage our relationship with our contract manufacturer or if our contract manufacturer experiences delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. If we or our contract manufacturer are unable to negotiate with suppliers for reduced component costs, our operating results could be harmed.

If we are required to change to a new contract manufacturer, qualify an additional contract manufacturer or assume internal manufacturing operations for any reason, including financial problems of our contract manufacturer, reduction of manufacturing output made available to us, or the termination of our contract, we may lose revenue, incur increased costs and damage our customer relationships. Our contract manufacturer may terminate our agreement with them with prior notice to us or for reasons such as we fail to perform a material obligation under our agreements with them. Qualifying a new contract manufacturer and commencing volume production are expensive and time-consuming.

We are required to provide forecasts to our contract manufacturer regarding product demand and production levels. We provide our contract manufacturer with purchase orders for products they manufacture for us, and these orders may only be rescheduled or cancelled under certain limited conditions. If we inaccurately forecast demand for our products, we may have excess or inadequate inventory or incur cancellation charges or penalties, which could adversely impact our operating results.

We intend to introduce new products and product enhancements, which could require us to achieve volume production rapidly by coordinating with our contract manufacturer and component suppliers. We may need to increase our component purchases, contract manufacturing capacity and internal test and quality functions if we experience increased demand. Our orders may represent a relatively small percentage of the overall orders received by our contract manufacturer from their customers. As a result, fulfilling our orders may not be considered a priority in the event our contract manufacturer is constrained in its ability to fulfill all of its customer obligations in a timely manner. If our contract manufacturer is unable to provide us with adequate supplies of high-quality products, or if we or our contract manufacturer is unable to obtain adequate quantities of components, it could cause a delay in our order fulfillment, in which case our business, operating results and financial condition could be adversely affected.

We rely on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of these supply arrangements could delay shipments of our products and could materially and adversely affect our relationships with current and prospective customers.

We rely on a limited number of suppliers, and in some cases single-source suppliers, for several key components of our products, and neither our contract manufacturer nor we have entered into agreements for the long-term purchase of these components. This reliance on a limited number of suppliers and the lack of any guaranteed sources of supply exposes us to several risks, including:

•	the inability to obtain an adequate supply of key components in a timely manner, including flash memory and field programmable gate arrays;

•	price volatility for the components of our products;

•	failure of a supplier to meet our quality, yield or production requirements;

•	failure of a key supplier to remain in business or adjust to market conditions; and

•	consolidation among suppliers, resulting in some suppliers exiting the industry or discontinuing the manufacture of components.

If our supply of certain components is disrupted or delayed, or if we need to replace one or more of our existing suppliers, there can be no assurance that additional supplies or components will be available when required or that supplies will be available on terms that are favorable to us, which could extend our lead times, increase the costs of our components and materially adversely affect our business, operating results and financial condition. If we are successful in growing our business, we may not be able to continue to procure components at acceptable prices, which would require us to enter into longer term contracts with component suppliers to obtain these components at competitive prices. In addition, errors or defects may arise in some of our components supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty. If any of these were to occur, our costs would increase and our gross margins would decrease, harming our operating results.

Our products incorporate components that are subject to supply and pricing volatility, and, as a result, our ability to respond in a timely manner to customer demand and our cost structure are sensitive to such volatility in the supply and market prices for these components.

We do not enter into long-term supply contracts for the components we use in our products, but instead generally we, or our contract manufacturer on our behalf, purchase these components pursuant to individual purchase orders. In addition, it is common in the storage and networking industries for component vendors to discontinue the manufacture of certain types of components from time to time due to evolving technologies and changes in the market. If we are required to make significant “last time” purchases of components that are being discontinued and do not purchase enough components, we may experience delayed shipments, order cancellations or otherwise be required to purchase more expensive components to meet customer demand, which could negatively impact our revenue, gross margins and operating results. If we purchase too many such components, we could be subject to inventory write-offs adversely affecting our operating results.

A portion of our expenses are directly related to the pricing of components utilized in the manufacture of our products, such as field programmable gate arrays, memory chips and central processing units, or CPUs. In some cases, our contract manufacturer purchases these components in a competitive-bid purchase order environment with suppliers or on the open market at spot prices. As a result, our cost structure is affected by price volatility in the marketplace for these components, especially for field programmable gate arrays, memory chips and CPUs. This volatility makes it difficult to predict expense levels and operating results, and may cause our expense levels and operating results to fluctuate significantly. Furthermore, these components can be subject to limits on supply or other supply volatility which may negatively impact our ability to obtain quantities necessary at reasonable prices to grow our business and respond to customer demand for our products.

As we seek to increase our sales to government customers, we may face difficulties and risks unique to government contracts that may have a detrimental impact on our business, operating results and financial condition.

Historically, we have sold products to the United States government through third-party resellers. Developing new business in the public sector often requires the development of relationships with different agencies or entities, as well as with other government contractors. If we are unable to develop or sustain such relationships, we may be unable to procure new contracts within the timeframes we expect, and our business, operating results and financial condition may be adversely affected. Contracting with the United States government often requires businesses to participate in a highly competitive bidding process to obtain new contracts. We may be unable to bid competitively if our products or services are improperly priced, or if we do not offer our products and services at a competitive price. The bidding process is an expensive and time-consuming endeavor that may result in a financial loss for us if we fail to win a contract on which we submitted a bid. Further, some agencies within the United States government may also require some or all of our personnel to obtain a security clearance or may require us to add features or functionality to our products that could require a significant amount of time and prevent our employees from working on other critical projects. If our key personnel are unable to obtain or retain this clearance or if we cannot or do not provide required features or functionality, we may be unsuccessful in our bid for some government contracts.

Contracts with the United States government also frequently include provisions not found in private sector contracts and are often governed by laws and regulations that do not affect private sector contracts. These provisions may permit public sector customers to take actions not always available to customers in the private sector. These actions may include termination of contracts for convenience. The United States government can also suspend operations if Congress does not allocate sufficient funds to a particular agency or organization, and the United States government may allow our competitors to protest our successful bids. The occurrence of any of these events may negatively affect our business, operating results and financial condition.

In order to maintain contracts we may obtain with government entities, we must also comply with many rules and regulations that may affect our relationships with other customers. For example, the United States government could terminate its contracts with us if we come under foreign government control or influence, may require that we disclose our pricing data during the course of negotiations, and may require us to prevent access to classified data. If the United States government requires us to meet any of these demands, it could increase our costs or prevent us from taking advantage of certain opportunities that may present themselves in the future. The United States government routinely investigates and audits government contractors’. It may audit our performance and our pricing, and review our compliance with rules and regulations. If it finds that we have improperly allocated costs, it may require us to refund those costs or may refuse to pay us for outstanding balances related to the improper allocation. An unfavorable audit could reduce our revenue, and may result in civil or criminal liability if the audit uncovers improper or illegal activities. This could harm our business, operating results and financial condition.

Third party claims that we are infringing the intellectual property rights of others, whether successful or not, could subject us to costly and time-consuming litigation, require us to acquire expensive licenses, prohibit us from selling products and harm our business.

The storage and networking industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have in the past received and may in the future receive inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights, particularly as we expand our presence in the market and face increasing competition. For example, on January 5, 2012, Narada Systems, LLC, or Narada, filed suit against us in the Tyler Division of the United States District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,504,786 and 7,236,488. In September 2012, we entered into a letter of intent with Narada to settle this lawsuit and agreed to make a cash payment to Narada of $0.7 million and issue shares with an initial value of $1.4 million in exchange for a license. The costs associated with any actual, pending or threatened litigation could negatively impact our operating results regardless of outcome.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers and channel partners from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover intellectual property infringement claims. A claim that our products infringe a third party’s intellectual property rights could harm our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Any intellectual property rights claim against us or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty payments. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. An adverse determination also could invalidate our intellectual property rights and prevent us from offering our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. Any of these events could seriously harm our business, operating results and financial condition. In addition, parties to intellectual property litigation often announce the results of hearings, motions or other interim developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. As of July 31, 2012, we had nine issued patents and 28 provisional and nonprovisional patent applications in the United States and three corresponding issued patents and 51 corresponding patent applications in foreign jurisdictions (including six Patent Cooperation Treaty applications). We cannot assure you that any patents will issue with respect to our pending patent applications in a manner that gives us the protection that we seek, if at all, or that any patents issued to us will not be challenged, invalidated or circumvented. Our issued patents and any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that design around our intellectual property. While we endeavor to sign confidentiality agreements with our employees and others who may have access to our trade secrets, we cannot guarantee that we have entered into these agreements with all such parties, nor that the agreements we have entered will not be breached.

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than we have. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available. An inability to adequately protect and enforce our intellectual property and other proprietary rights could seriously harm our business, operating results and financial condition.

Adverse economic conditions and reduced information technology spending could have an adverse impact on our revenue, revenue growth rates, and operating results.

Our business depends on the overall demand for information technology, and in particular for storage infrastructure, and on the capital spending budgets and financial health of our current and prospective customers. The purchase of our products is often discretionary and may require our customers to make significant initial commitments of capital. A general economic downturn, such as the slowdown that began in 2008, could dramatically reduce business spending on technology infrastructure. In response to a global economic slowdown, deterioration in their own financial condition, or an inability to obtain financing for capital investments, our customers and customer prospects could reduce or defer their spending on storage infrastructure, which could result in lost opportunities, declines in bookings and revenue, order cancellations or indefinite shipping delays.

The global economic environment has been volatile as a result of many factors, including the economic uncertainty faced by several European countries. If this volatility continues and there is a growing weakness in general economic conditions, a reduction in storage infrastructure spending, or deterioration in the financial condition of our customers and customer prospects will adversely impact our business, revenue, operating results and financial condition, including as a result of potential inventory writedowns, longer sales cycles, potential increases in price competition, reduced unit sales, increased number of days of sales outstanding and customer payment defaults.

If we experience declines in average selling prices, our revenue and gross profit may decline.

The data storage products industry is highly competitive and has historically been characterized by declines in average selling prices. It is possible that the market for flash-based data storage solutions could experience similar trends. Our average selling prices could decline due to pricing pressure caused by several factors, including competition, the introduction of alternative technologies, overcapacity in the worldwide supply of flash-based or similar memory components, increased manufacturing efficiencies, implementation of new manufacturing processes and expansion of manufacturing capacity by component suppliers. If we are required to decrease our prices to be competitive and are not able to offset this decrease by increases in sales volume or cost reductions, our gross margins and operating results would be adversely affected.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or enhance our existing products, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financing to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing could involve restrictive covenants, which may restrict our flexibility in operating our business and make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We expect to face numerous challenges as we attempt to grow our operations, channel partner relationships and end-customer base internationally.

We have recently begun to grow our business internationally. Our revenue from international sales was 0%, 8%, 35% and 25% of our revenue during fiscal 2010, 2011 and 2012 and the six months ended July 31, 2012, respectively. Although we expect a portion of our future revenue growth will be from channel partners and end-customers located outside of the United States, we may not be able to increase international market demand for our products.

We expect to face numerous challenges as we attempt to grow our operations, channel partner relationships and end-customer base internationally, in particular attracting and retaining systems vendor partners and resellers with international capabilities or systems vendor partners and resellers located in international markets. Our revenue and expenses could be adversely affected by a variety of factors associated with international operations, some of which are beyond our control, including:

•	difficulties of managing and staffing international offices, and the increased travel, infrastructure and legal compliance costs associated with international locations;

•	difficulty in collecting accounts receivable and longer collection periods;

•	difficulty in contract enforcement;

•	regulatory, political or economic conditions in a specific country or region;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	export and import controls, trade protection measures, FCPA compliance and other regulatory requirements;

•	effects of changes in currency exchange rates;

•	potentially adverse tax consequences;

•	service provider and government spending patterns;

•	reduced protection of our intellectual property and other assets in some countries;

•	greater difficulty documenting and testing our internal controls;

•	differing employment practices and labor issues; and

•	acts of terrorism and international conflicts.

We are an emerging growth company and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any July 31 before the end of that five-year period, we would cease to be an emerging growth company as of the following January 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are considering whether to elect to avail ourselves of this exemption from new or revised accounting standards.

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

As a public company and particularly after we cease to be an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010, as well as rules subsequently implemented by the SEC and             , impose a number of requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal, accounting and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our use of open source and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source software closely, we cannot guarantee that we are aware of all the open source software included in our products.

Moreover, the terms of many open source licenses have not been interpreted by courts in or outside of the United States, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our products. In this event, we could be required to seek licenses from third parties in order to continue offering our products, to make generally available, in source code form, proprietary code that links to certain open source modules, to re-engineer our products, or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We also incorporate proprietary third-party technologies, including software programs, into our products. We rely on license agreements to gain access to these third-party technologies and may need to enter into additional license agreements in the future. However, licenses to relevant third-party technology may not be or remain available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition.

We may acquire or make investments in other companies, each of which may divert our management’s attention, and result in additional dilution to our stockholders and consumption of resources that are necessary to sustain and grow our business.

Our business strategy may, from time to time, include acquiring other complementary products, technologies or businesses. We also may enter into strategic relationships with other businesses in order to expand our product offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party or governmental approvals. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close. Acquisitions or investments may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired business choose not to work for us, and we may have difficulty retaining the customers of any acquired business. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could also expose us to unknown liabilities. Moreover, we cannot assure you that we would realize the anticipated benefits of any acquisition or investment. In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur significant charges or substantial liabilities, encounter difficulties integrating diverse business cultures, and become subject to adverse tax consequences, substantial depreciation or deferred compensation charges. These challenges related to acquisitions or investments could adversely affect our business, operating results and financial condition.

Our business is subject to the risks of earthquakes and other natural catastrophic events, and to interruption by man-made problems such as computer viruses or terrorism.

Our sales headquarters, corporate headquarters and our current contract manufacturer are located in the San Francisco Bay area, which have heightened risks of earthquakes. We may not have adequate business interruption insurance to compensate us for losses that may occur from a significant natural disaster, such as an earthquake, which could have a material adverse impact on our business, operating results and financial condition. In addition, acts of terrorism or malicious computer viruses could cause disruptions in our or our customers’ businesses or the economy as a whole. To the extent that these disruptions result in delays or cancellations of customer orders or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Our results of operations could be affected by natural catastrophes in locations in which our customers, suppliers or contract manufacturers operate.

Several of our customers, suppliers and our contract manufacturer have operations in locations that are subject to natural disasters, such as severe weather and geological events, which could disrupt the operations of those customers, suppliers and our contract manufacturer. For example, in March 2011, the northern region of Japan experienced a severe earthquake followed by a tsunami. These geological events caused significant damage in that region and have adversely affected Japan’s infrastructure and economy. Some of our customers and suppliers, including our sole flash memory supplier Toshiba, are located in Japan and they have experienced, and may experience in the future, shutdowns as a result of these events, and their operations may be negatively impacted by these events. Our customers affected by a natural disaster could postpone or cancel orders of our products, which would negatively impact our business. In addition, natural disaster could delay or prevent our contract manufacturer in the manufacture of our products, and we may need to qualify a replacement manufacturer. Moreover, should any of our key suppliers fail to deliver components to us as a result of a natural disaster, we may be unable to purchase these components in the necessary quantities or may be forced to purchase components in the open market at significantly higher costs. We may also be forced to purchase components in advance of our normal supply chain demand to avoid potential market shortages. In addition, if we are required to obtain one or more new suppliers for components or use alternative components in our solutions, we may need to conduct additional testing of our solutions to ensure those components meet our quality and performance standards, all of which could delay shipments to our customers and adversely affect our financial condition and results of operations.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below market expectations, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, product warranty, allowances for doubtful accounts, carrying values of inventories, determination of the fair value of common stock, stock based compensation, liabilities for unrecognized tax benefits, deferred income tax valuation allowances and the useful lives of property and equipment.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to substantial limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Our net operating losses may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could materially and adversely affect our operating results, financial condition and cash flows.

Our provision for income taxes is subject to volatility and could be adversely affected by the following:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expiration of, or lapses in, the research and development tax credits;

•	transfer pricing adjustments;

•	tax effects of nondeductible compensation;

•	tax costs related to intercompany realignments;

•	changes in accounting principles;

•

changes in tax laws and regulations, including possible changes to the taxation of earnings in the United States of our foreign subsidiaries, and the deductibility of expenses attributable to foreign income, or the foreign tax credit rules; or

•	earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates.

Significant judgment is required to determine the recognition and measurement attribute prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. The outcomes from these examinations may have a material adverse effect on our operating results, financial condition and cash flows.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in foreign markets.

Because we incorporate encryption technology into our products, our products are subject to United States export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to introduce products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies affected by such regulations, could result in decreased use of our products by, or an inability to export or sell our products to, existing or prospective customers with international operations and harm our business. In addition, any failure by us to comply with these rules and regulations could subject us to significant fines and penalties.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

We are subject to environmental, health and safety laws and regulations pursuant to which we may incur substantial costs or liabilities, which could harm our business, operating results or financial condition.

We are subject to various state, federal, local and international laws and regulations relating to the environment or human health and safety, including those governing the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. These laws and regulations have been enacted in several jurisdictions in which we sell our products, including the European Union, or EU, and certain of its member countries. For example, the EU has enacted the Restriction on Hazardous Substances, or RoHS, and Waste Electrical and Electronic Equipment, or WEEE, directives. RoHS prohibits the use of certain substances, including lead, in certain products, including hard drives, sold after July 1, 2006. The WEEE directive obligates parties that sell electrical and electronic equipment in the EU to put a clearly identifiable mark on the equipment, register with and report to EU member countries regarding distribution of the equipment and provide a mechanism to take back and properly dispose of the equipment. There is still some uncertainty in certain EU countries as to which party involved in the manufacture, distribution and sale of electronic equipment will be ultimately responsible for registration, reporting and disposal. Similar legislation may be enacted in other locations where we sell our products. We will need to ensure that we comply with these laws and regulations as they are enacted, and that our component suppliers also comply with these laws and regulations. If we or our component suppliers fail to comply with the legislation, our customers may refuse or be unable to purchase our products, which could harm our business, operating results and financial condition.

Pursuant to such laws and regulations, we could incur substantial costs and be subject to disruptions to our operations and logistics or other liabilities. For example, if we were found to be in violation of these laws or regulations, we could be subject to governmental fines or other sanctions and liability to our customers. In addition, we have to make significant expenditures to comply with such laws and regulations. Any such costs or liabilities pursuant to environmental, health or safety laws or regulations could have a material adverse effect on our business, operating results or financial condition.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

While our international revenue has typically been denominated in U.S. dollars, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in revenue or profitability from sales in that country. We currently do not enter into hedging arrangements to minimize the impact of foreign currency fluctuations. Our exposure to foreign currency fluctuation may change over time as our business practices evolve and could have a material adverse impact on our financial condition and results of operations. Gains and losses on the conversion to U.S. dollars of accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in operating results.

We are exposed to the credit risk of some of our customers and to credit exposure in weakened markets, which could result in material losses.

Most of our sales are on an open credit basis. As a general matter, we monitor individual customer payment capability in granting open credit arrangements and may limit these open credit arrangements based on creditworthiness. We also maintain reserves we believe are adequate to cover exposure for doubtful accounts. Although we have programs in place that are designed to monitor and mitigate these risks, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, operating results and financial condition could be harmed.

Risks Related to this Offering and Our Common Stock

Our stock price may be volatile. Further, you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for these shares may not develop or be sustained after this offering. We, the selling stockholders and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	actual or anticipated variation in our and our competitors’ results of operations;

•	announcements by us or our competitors of new products, new or terminated significant contracts, commercial relationships or capital commitments;

•	issuance of new securities analysts’ reports or changed recommendations for our stock;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	any major change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts issue an adverse opinion regarding our stock or do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. Further, securities analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of July 31, 2012, upon completion of this offering, we will have outstanding a total of shares of common stock. Of these shares, only the shares of common stock sold in this offering by us and the selling stockholders will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors and officers, the selling stockholders and substantially all of our other stockholders, has entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although they may be extended for up to an additional 34 days under certain circumstances. Our underwriters, however, may, in their sole discretion, waive the contractual lock-up prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on 120,783,049 shares outstanding as of July 31, 2012, without giving effect to the sale of shares in this offering by the selling stockholders, up to an additional              shares of common stock will be eligible for sale in the public market, of which              shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, 24,486,718 shares of common stock are subject to outstanding options and RSUs as of July 31, 2012. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options and RSUs outstanding and reserved for issuance under our stock plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Insiders have substantial control over us and will be able to influence corporate matters.

As of September 13, 2012, directors and executive officers and their affiliates beneficially owned, in the aggregate, 21.1% of our outstanding capital stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. This intention of these stockholders may be different from those of other investors.

Anti-takeover provisions in our charter documents and under Delaware law could discourage, delay or prevent a change in control and may affect the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors or the chief executive officer;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 generally prohibits us from engaging in a business combination with an interested stockholder subject to certain exceptions

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business.

Purchasers in this offering will experience immediate and substantial dilution in the tangible net book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $         in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $         per share. See “Dilution” for more information. In addition, new investors who purchase shares in this offering will contribute approximately     % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately     % of the outstanding share capital. The exercise of outstanding options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have not paid cash dividends on any of our classes of capital stock to date and currently intend to retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock would be the sole source of gain for the foreseeable future.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our financial performance, including our revenue, cost of revenue and operating expenses;

•	our ability to effectively manage our growth;

•	our ability to attract and retain customers;

•	anticipated trends and challenges in our business and the competition that we face;

•	our liquidity and working capital requirements; and

•	our expectations regarding the use of proceeds from this offering.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

INDUSTRY DATA

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by International Data Corporation, or IDC, and Gartner, Inc. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be $         , based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of $         . A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us by $         million, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the shares of common stock sold in the offering by the selling stockholders, although we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of those shares.

We currently intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in research and development and for capital expenditures. Specifically, we intend to hire additional personnel to support the growth in our business. In addition, we may use a portion of the proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. We have no agreements or understandings with respect to any acquisitions or investments at this time and we have not allocated specific amounts of net proceeds for any of these purposes.

We cannot specify with certainty the uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions.

CAPITALIZATION

The following unaudited table sets forth our cash and cash equivalents and capitalization as of July 31, 2012, as follows:

•	our actual cash and cash equivalents and capitalization as of July 31, 2012;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the completion of this offering and the receipt of the net proceeds from the sale of              shares of common stock offered by us in this offering at a price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses payable by us.

You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of July 31, 2012
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Cash and cash equivalents	$52,344	$52,344	$

Stockholders’ equity:
Preferred stock, par value $0.0001 per share: 107,920,168 shares authorized, 89,818,082 issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	9	—
Common stock, par value $0.0001 per share: 158,420,168 shares authorized, 30,835,516 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 120,783,049 shares issued and outstanding, pro forma and shares issued and outstanding, pro forma as adjusted	6	15
Additional paid-in capital	226,491	226,491
Accumulated other comprehensive loss	(10)	(10)
Accumulated deficit	(141,579)	(141,579)

Total stockholders’ equity	$84,917	$84,917	$

Total capitalization	$84,917	$84,917	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares from us were exercised in full, pro forma as adjusted cash and cash equivalents, common stock and additional paid-in capital, stockholders’ equity and shares issued and outstanding as of July 31, 2012 would be $        , $        , $        and             , respectively.

The number of shares of common stock in the table above excludes the following shares:

•	13,522,305 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2012, at a weighted average exercise price of $0.48 per share;

•

10,964,413 shares of common stock subject to RSUs outstanding as of July 31, 2012, including 1,222,519 RSUs for which the service condition was satisfied as of July 31, 2012 and which will vest on the earlier of 181 days following the completion of this offering or March 15 in the year following completion of this offering; and

•

5,639,281 shares of common stock reserved for future issuance under our 2005 Stock Plan and              shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Stock Incentive Plan, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

As of July 31, 2012, our pro forma net tangible negative book value was approximately $        million, or $        per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the shares of common stock outstanding as of July 31, 2012, assuming the conversion of all outstanding shares of our convertible preferred stock.

After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of July 31, 2012 would have been $        million, or $        per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to new investors purchasing shares in this offering, as illustrated this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of July 31, 2012	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

Each $1.00 increase (decrease) in the assumed public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $        million, or approximately $        per share, and the pro forma dilution per share to investors in this offering by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would result in a pro forma as adjusted net tangible book value of approximately $        million, or $        per share, and the pro forma dilution per share to investors in this offering would be $        per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would result in a pro forma as adjusted net tangible book value of approximately $        million, or $        per share, and the pro forma dilution per share to investors in this offering would be $        per share. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $        per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $        per share and the dilution to new investors purchasing shares in this offering would be $        per share.

The following table presents, on a pro forma as adjusted basis as of July 31, 2012, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock assuming the conversion immediately prior to the completion of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration(1)
	Number	Percent	Amount	Percent	Average price per share
Existing stockholders	120,783,049	%	$	%	$
New investors

Totals		100%	$	100%	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $ million assuming a price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares from us in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding immediately after this offering.

The foregoing calculations are based on 120,783,049 shares outstanding as of July 31, 2012 after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock, and excludes the following shares:

•	13,522,305 shares of common stock issuable upon the exercise of options outstanding as of July 31, 2012, at a weighted average exercise price of $0.48 per share;

•

10,964,413 shares of common stock subject to RSUs outstanding as of July 31, 2012, including 1,222,519 RSUs for which the service condition was satisfied as of July 31, 2012 and which will vest on the earlier of 181 days following the completion of this offering or March 15 in the year following completion of this offering; and

•

5,639,281 shares of common stock reserved for future issuance under our 2005 Stock Plan and              shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2012 Stock Incentive Plan, which will become effective in connection with this offering.

To the extent that any outstanding options are exercised, outstanding RSUs are settled or new options or RSUs are issued under our incentive plans, there will be further dilution to investors participating in this offering. If all outstanding options under our 2005 Stock Plan as of July 31, 2012 were exercised and all outstanding RSUs settled, then our existing stockholders, including the holders of options and RSUs, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of options and RSUs, would be approximately $        million, or     %, the total consideration paid by our new investors would be $        million, or     %, the average price per share paid by our existing stockholders would be $        and the average price per share paid by our new investors would be $        per share.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of operations data for the fiscal years ended January 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of January 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the six months ended July 31, 2011 and 2012 and our selected consolidated balance sheet data as of July 31, 2012 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, which consisted of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data is qualified in its entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
		(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$638	$11,397	$53,888	$9,800	$30,302
Cost of revenue(1)	533	8,078	39,266	6,892	17,269

Gross profit	105	3,319	14,622	2,908	13,033

Operating expenses:
Research and development(1)	2,996	9,701	26,641	9,386	24,923
Sales and marketing(1)	1,717	5,323	21,493	6,297	24,770
General and administrative(1)	2,426	4,895	6,222	1,919	11,146
Litigation settlement	—	—	2,100	—	—

Total operating expenses	7,139	19,919	56,456	17,602	60,839

Loss from operations	(7,034)	(16,600)	(41,834)	(14,694)	(47,806)
Other income, net	17	110	89	60	33
Interest expense, net	(2,197)	(251)	(3,033)	(2,980)	(80)

Loss before income taxes	(9,214)	(16,741)	(44,778)	(17,614)	(47,853)
Income taxes	1	1	7	—	15

Net loss	$(9,215)	$(16,742)	$(44,785)	$(17,614)	$(47,868)

Net loss per shares of common stock, basic and diluted	$(3.21)	$(1.55)	$(2.38)	$(1.06)	$(1.88)

Shares used in computing net loss per share of common stock, basic and diluted	2,873	10,808	18,792	16,642	25,437

Pro forma net loss per shares of common stock, basic and diluted			$(0.52)		$(0.45)

Pro forma weighted-average number of shares of common stock, basic and diluted			85,655		105,748

(1)	Includes stock-based compensation as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
	(In thousands)
Cost of revenue	$—	$1	$19	$4	$104
Research and development	1	23	236	42	1,216
Sales and marketing	1	59	299	35	1,423
General and administrative	—	21	492	79	5,428

Total stock-based compensation	$2	$104	$1,046	$160	$8,171

	As of January 31,		As of July 31, 2012
	2011	2012
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,082	$22,604	$52,344
Working capital	10,726	37,689	74,316
Total assets	21,731	73,285	116,256
Total liabilities	24,303	29,134	31,339
Convertible preferred stock	4	8	9
Additional paid-in-capital	46,346	137,938	226,491
Accumulated deficit	(48,926)	(93,711)	(141,579)
Total stockholders’ equity	(2,572)	44,151	84,917

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

We were founded in 2005 with the goal of bringing storage performance in line with advancements in server and network technologies. Since our inception, we have focused on memory-based technology as the key to solving the performance limitations of traditional storage solutions in the data center environment. We have invested significantly in our research and development efforts to design hardware and software at each level of the system architecture starting with memory and optimized through the array level to capitalize on the benefits of flash technology. From 2005 to 2008, our development efforts focused on a DRAM-based solution for application performance acceleration. In 2008, we began to focus on flash memory technology. In 2009, we transitioned from our early generation designs to build an enterprise-class all-flash storage solution serving diverse end markets and applications. In May 2010, we introduced our 3000 Series Flash Memory Array to accelerate business-critical applications.

In March 2010, we established a strategic relationship with Toshiba, one of the two largest providers of flash memory. Through this strategic relationship, we have developed a fundamental understanding of Toshiba’s flash specifications at the chip level, which allows us to optimize our hardware and software technologies to unlock the inherent performance capabilities of flash memory and better anticipate future innovations in memory technology.

In September 2011, we introduced our 6000 Series Flash Memory Arrays, which is based on our four-layer architecture that significantly improves performance density, or IOPS per rack unit. We intend to devote substantial resources to continue to develop innovative solutions that optimize the performance capability of flash memory technology and enhance our vMOS software stack to incorporate additional data management functionality.

We market and sell our products and support services directly to end-customers and through channel partners, including systems vendors, technology partners and resellers. As of July 31, 2012, we had 179 sales and marketing employees worldwide as well as over 60 channel partners in over 15 countries. As of July 31, 2012, we believe our Flash Memory Arrays had been deployed by at least 100 end-customers. We intend to continue to hire additional sales personnel as we increase our direct sales capacity and geographic reach. We also sell support services to our end-customers, which we provide in conjunction with our authorized service providers.

An initial sale by us to an end-customer typically requires three to nine months of selling effort as we educate the prospective end-customer about the technical merits, potential cost savings and other benefits of our products as compared to our competitors’ products. Our sales process typically includes a trial deployment of our systems in the end-customer’s data center. We currently derive and expect to continue to derive a significant portion of our revenue from existing end-customers. The selling effort required for repeat orders from end-customers is usually less time-consuming than that required for initial orders. We maintain a close relationship with our end-customers through our client teams consisting of sales, service and support and technical personnel. It has generally taken between six and twelve months for us to establish a relationship with a systems vendor or technology partner, because our products are often integrated into a broader enterprise solution offered by them. Once we establish a relationship with a systems vendor or technology partner, we work with them to co-market our solutions. We recently entered into many of our relationships with systems vendors and technology partners and, to date, we have not derived significant revenue from these new relationships.

A limited number of customers have accounted for a substantial majority of our revenue, and the composition of the group of our largest customers has changed from period to period. Some of our end-customers make periodic purchases of our system solutions in large quantities to complete or upgrade specific large-scale storage installations. Purchases are typically made on a purchase order basis rather than pursuant to long-term contracts. Revenue from our five largest customers was 86%, 72% and 83% of total revenue for fiscal 2010, 2011 and 2012, respectively, and 54% of total revenue for the first half of fiscal 2013. As a consequence of these concentrated purchases by a shifting customer base, we believe that revenue may fluctuate in future periods, and period-to-period comparisons of revenue and operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Our sales are principally denominated in U.S. dollars. Revenue from customers with a bill-to location in the United States accounted for 100%, 92% and 65% of revenue for fiscal 2010, 2011 and 2012, respectively, and 75% of revenue for the first half of fiscal 2013.

We outsource the manufacturing of our hardware products to a single contract manufacturer, Flextronics. We believe this arrangement makes our operations more efficient and flexible. We procure the flash memory components used in our products directly from Toshiba. Our manufacturer procures, on our behalf, the remaining components used in our products. To date, we have not experienced a material shortage of supply of any components. However, because we only have one manufacturer qualified to manufacture our products and some of our components, such as flash memory, are procured from a single-source supplier, we could face product shortages and component shortages, which could prevent us from fulfilling customer orders.

We have experienced significant losses as we have continued to invest in our product development, customer service and sales and marketing organizations. We have funded our activities primarily through equity financings. As of July 31, 2012, we had an accumulated deficit of $141.6 million. We intend to increase our investments in our marketing services and sales organization and to continue investing significantly in research and development at the expense of near-term profitability. As a result, we anticipate that we will incur net losses at least for the next several quarters, and we will need to increase our revenue substantially in order to achieve and maintain profitability.

As of July 31, 2012, we had 374 employees, including 165 in research and development. We have substantially grown our business for the past three years with revenue of $0.6 million, $11.4 million and $53.9 million in fiscal 2010, 2011 and 2012, respectively, and $9.8 million and $30.3 million for the first half of fiscal 2012 and 2013, respectively. We had a net loss of $9.2 million, $16.7 million and $44.8 million in fiscal 2010, 2011 and 2012, respectively, and $47.9 million for half of fiscal 2013. Although we have experienced significant growth in our revenue, you should not assume that our historical growth in revenue is indicative of our future growth.

Key Trends Affecting Our Results of Operations

Adoption of Flash-Based Solutions by Enterprises

The use of flash memory in enterprise storage products is rapidly evolving. Traditional data center architectures have typically deployed disk-based storage approaches. We believe that flash memory technology has the significant potential to displace HDDs in primary storage solutions and bring storage solutions in line with other advanced data center technologies. Our success, however, depends on the adoption of flash-based solutions by enterprises seeking to upgrade their data centers. A lack of demand for flash-based storage solutions for any reason, including technological challenges associated with the use of flash memory or the adoption of competing technologies and products, would adversely affect our growth prospects. To the extent more enterprise IT organizations recognize the benefits of flash memory in data center storage solutions and as the adoption of flash memory technology as primary storage increases, our target customer base will expand.

Relationships with Systems Vendors and Technology Partners

One of the keys to growing our business is our ability to broaden our routes to market and our geographic reach. A key component of this strategy is our intention to establish relationships with systems vendors and technology partners. Systems vendors incorporate our products into a broader enterprise solution offered by them. These relationships also allow us to leverage the account control, marketing, brand and other resources of our systems vendor partners to reach more potential customers and broaden our target markets. Technology partners allow us to enhance our product offerings by leveraging leading technologies that are well-accepted in the marketplace. Our relationships with technology partners also extend our reach into different end markets and new target end-customers. Our success in establishing relationships with systems vendors and technology partners would allow us to grow our business by expanding our target markets and distribution capabilities.

Size of our Field Organization, Including Sales, Field Application Engineers and Customer Support Personnel

We target large customer storage deployments in the data center. Often, our end-customer relationships start with a limited initial deployment of our products to demonstrate the performance benefits of our solution. Our objective is to leverage initial deployments into large-scale deployments as our customers’ experience with our products and their storage performance and capacity requirements increase. In an effort to do this, we maintain a very close relationship with our end-customers through the efforts of our field organization. Our ability to grow our business and to establish a growing number of these high-touch end-customer relationships is dependent upon our ability to expand the size of our field organization in an efficient and effective manner. As we grow our field organization, we must closely monitor productivity to ensure our investments in personnel are translating into product sales and positive operating results.

Cost of Flash Memory

A significant percentage of our cost of revenue is the cost of flash memory. We have a strategic relationship with Toshiba, our sole supplier of our flash memory components. Although we have historically received competitive pricing from Toshiba, our agreement with Toshiba does not provide us with fixed pricing. We are required to purchase 70% of our requirements of flash memory from Toshiba and design our products to be substantially compatible with Toshiba. However, our supply of flash memory from Toshiba is not guaranteed. There are many variables that may change our cost to procure flash memory. If the component costs of flash memory were to increase, we may not be able to pass on the cost increase to our customers, which could harm our gross margin and operating results. If the component costs of flash memory were to decrease, we may be able to leverage these cost savings into offering a more competitive solution to our end-customers.

Components of Consolidated Statements of Operations

Revenue

We derive revenue primarily from the sale of our Flash Memory Array products and related support services. We sell our Flash Memory Arrays on a purchase order basis directly to end-customers and through channel partners, including systems vendors and resellers. Our mix of sales between end-customers and channel partners impacts the average selling price of our products. We derive support services revenue from the sale of our premium support services. These support services are provided pursuant to support terms that generally are for either one- or three-year durations. Support services are typically billed in advance on an annual basis or at the inception of a multiple year support contract, and revenue is recognized ratably over the support period. Revenue from support services is less than 10% of revenue for all periods presented, but we expect our support revenue to increase in absolute dollars and as a percentage of revenue in future periods as support contracts are renewed and the installed base of Flash Memory Arrays grows.

Cost of Revenue

Cost of revenue consists primarily of component costs, amounts paid to our contract manufacturer to assemble our products, shipping and logistics costs and estimated warranty obligations. The largest portion of our cost of revenue consists of the cost of flash memory components. Neither our contract manufacturer nor we enter into supply contracts with fixed pricing for our product components, including our flash memory, which can cause our cost of revenue to fluctuate from quarter to quarter. We may not be able to pass flash or component cost increases to our customers immediately or at all resulting in lower gross margins. Cost of revenue is recorded when the related product revenue is recognized. Cost of revenue also includes personnel expenses related to customer support and carrying value adjustments recorded for excess and obsolete inventory. We intend to add customer support personnel to increase our customer support efforts as we increase the installed base of our Flash Memory Arrays globally.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. The largest component of our operating expenses is personnel costs, consisting of salaries, benefits and incentive compensation for our employees, including stock-based compensation. As a result, operating expenses have increased significantly over the past three fiscal years, but have decreased as a percentage of revenue. We expect operating expenses to increase in absolute dollars, although they may fluctuate as a percentage of revenue from period to period, as we continue to grow our employee base.

Research and Development

Research and development expenses consist primarily of personnel costs, prototype expenses, software tools, consulting services and allocated facilities costs. Consulting services generally consist of contracted engineering consulting for specific projects on an as-required basis. We recognize research and development expense as incurred. We expect to continue to devote substantial resources to the development of our products including the development of new software capabilities within our vMOS software stack. We believe that these investments are necessary to maintain and improve our competitive position. In particular, we anticipate that we will continue to hire additional engineering personnel with a focus on hiring additional software engineers and add infrastructure to support these personnel in future periods.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs, incentive compensation, marketing programs, travel-related expenses, consulting expenses associated with sales and marketing activities and allocated facilities costs. We plan to continue to invest heavily in sales effort principally by increasing headcount. Our sales personnel are typically not immediately productive, and therefore, the increase in sales and marketing expenses is not immediately offset by increased revenue and may not result in increased revenue over the long-term. The timing of our hiring of new sales personnel and the rate at which they generate incremental revenue could cause our future period-to-period financial performance to fluctuate. We expect to generate a larger percentage of our sales from direct sales or through resellers with whom we will be directly involved in the sales process with the end-customer. This type of selling typically requires greater involvement of our direct sales force than sales to systems vendors and may increase our sales and marketing expense as a percentage of revenue.

General and Administrative

General and administrative expenses consist primarily of personnel costs, legal expenses, consulting and professional services, insurance and allocated facilities costs for our executive, finance, human resources and legal organizations. While we expect personnel costs to be the primary component of general and administrative expenses, we also expect to incur significant additional legal and accounting costs related to compliance with rules and regulations implemented by the SEC and the                 , as well as additional insurance, investor relations and other costs associated with being a public company.

Other Income, Net

Other income, net consists of interest income and foreign currency gains and losses.

Interest Expense

Interest expense consists of debt extinguishment loss and interest related to convertible notes issued in connection with equity financings.

Provision for Income Taxes

From inception through July 31, 2012, we incurred operating losses and, accordingly, for periods prior to August 1, 2012 have not recorded a provision for U.S. federal income taxes but have recorded provisions for foreign income and state franchise taxes.

Results of Operations

The following table summarizes our historical consolidated statements of operations data for the periods shown:

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
	(In thousands, except per share data)
Revenue	$638	$11,397	$53,888	$9,800	$30,302
Cost of revenue(1)	533	8,078	39,266	6,892	17,269

Gross profit	105	3,319	14,622	2,908	13,033

Operating expenses:
Research and development(1)	2,996	9,701	26,641	9,386	24,923
Sales and marketing(1)	1,717	5,323	21,493	6,297	24,770
General and administrative(1)	2,426	4,895	6,222	1,919	11,146
Litigation settlement	—	—	2,100	—	—

Total operating expenses	7,139	19,919	56,456	17,602	60,839

Loss from operations	(7,034)	(16,600)	(41,834)	(14,694)	(47,806)
Other income, net	17	110	89	60	33
Interest expense	(2,197)	(251)	(3,033)	(2,980)	(80)

Loss before income taxes	(9,214)	(16,741)	(44,778)	(17,614)	(47,853)
Income taxes	1	1	7	—	15

Net loss	$(9,215)	$(16,742)	$(44,785)	$(17,614)	$(47,868)

Net loss per share of common stock, basic and diluted	$(3.21)	$(1.55)	$(2.38)	$(1.06)	$(1.88)

Shares used in computing net loss per share of common stock, basic and diluted	2,873	10,808	18,792	16,642	25,437

(1)	Includes stock-based compensation as follows:

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
	(In thousands)
Cost of revenue	$—	$1	$19	$4	$104
Research and development	1	23	236	42	1,216
Sales and marketing	1	59	299	35	1,423
General and administrative	—	21	492	79	5,428

Total stock-based compensation	$2	$104	$1,046	$160	$8,171

The following table summarizes our historical consolidated statements of operations data as a percentage of revenue for the periods shown:

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
Revenue	100%	100%	100%	100%	100%
Cost of revenue	84	71	73	70	57

Gross profit	16	29	27	30	43

Operating expenses:
Research and development	470	85	49	96	82
Sales and marketing	269	47	40	64	82
General and administrative	380	43	12	20	37
Litigation settlement	—	—	4	—	—

Total operating expenses	1,119	175	105	180	201

Loss from operations	(1,103)	(146)	(78)	(150)	(158)
Other income, net	3	1	—	1	—
Interest expense	(344)	(2)	(6)	(30)	—

Loss before income taxes	(1,444)	(147)	(84)	(179)	(158)
Income taxes	—	—	—	—	—

Net loss	(1,444)%	(147)%	(84)%	(179)%	(158)%

Comparison of the First Half of Fiscal 2012 and Fiscal 2013

Revenue

	Six Months Ended July 31,		Change in
	2011	2012	$	%
	(In thousands)
Revenue	$9,800	$30,302	$20,502	209%

Revenue increased $20.5 million to $30.3 million for the first half of fiscal 2013 as compared to $9.8 million for the first half of fiscal 2012. The increase in revenue was primarily due to an increase in average selling price and to a lesser extent an increase in the number of units sold. In the first quarter of fiscal 2013, we began shipping in volume our newest generation 6000 Series Flash Memory Arrays. The 6000 Series Flash Memory Arrays are larger capacity units than our prior generations of products and, therefore, have higher average selling prices.

Revenue from our five largest customers for the six months ended July 31, 2011 and 2012 was 77% and 54% of total revenue, respectively. For the six months ended July 31, 2011, Hewlett-Packard, a systems vendor, represented 44% and USAA, a direct customer, represented 11% of our revenue. For the six months ended July 31, 2012, Super Micro, a reseller, represented 15%, CompSec represented 13% and ePlus, a reseller, represented 10% of our revenue. No other customer accounted for more than 10% of revenue in the first half of fiscal 2011 or 2012. It is our understanding that CompSec purchased our products for resale to the U.S. Federal government, ePlus purchased our products for resale to AOL and Super Micro purchased our products for resale to Trunkbow International Holdings, Ltd.

Cost of Revenue and Gross Margin

	Six Months Ended July 31,		Change in
	2011	2012	$	%
	(In thousands)
Cost of revenue	$6,892	$17,269	$10,377	151%
Gross profit	2,908	13,033	10,125	348%
Gross margin	30%	43%

Cost of revenue increased $10.4 million from $6.9 million in the six months ended July 31, 2011 to $17.3 million in the six months end July 31, 2012. The increase was primarily due to higher manufacturing costs associated with our 6000 Series Flash Memory Arrays compared to our prior generations of products and to a lesser extent the increase in volume of product shipped. Gross profit increased $10.1 million to $13.0 million for the first half of fiscal 2013 as compared to $2.9 million in the year ago period. Gross margin increased to 43% in the first half of 2013 as compared to 30% for the year ago period. Our gross margin was significantly higher in the first half of fiscal 2013 as compared to the year ago period as a result of higher average selling prices associated with our 6000 Series Flash Memory Arrays and greater economies of scale. We believe the gross margin in the first half of fiscal 2013 is more indicative of our short-term performance and expect our gross margins to improve as our volumes increase.

Operating Expenses

	Six Months Ended July 31,		Change in
	2011	2012	$	%
	(In thousands)
Research and development	$9,386	$24,923	$15,537	166%

Research and development expenses increased $15.5 million from $9.4 million in the six months ended July 31, 2011 to $24.9 million in the six months ended July 31, 2012. The increase was primarily due to an increase in personnel-related costs of $9.4 million as we increased the number of research and development employees from 67 employees as of July 31, 2011 to 165 employees as of July 31, 2012, principally to enhance our software capabilities and expand our product portfolio. We also experienced increases in depreciation related to lab equipment of $3.2 million, stock-based compensation of $1.2 million, third-party assembly costs for new product prototypes of $0.6 million and consulting services of $0.4 million.

	Six Months Ended July 31,		Change in
	2011	2012	$	%
	(In thousands)
Sales and marketing	$6,297	$24,770	$18,473	293%

Sales and marketing expenses increased $18.5 million from $6.3 million in the six months ended July 31, 2011 to $24.8 million in the six months ended July 31, 2012. The increase is primarily due to an increase in personnel-related costs of $9.9 million as we increased the number of sales and marketing employees from 41 employees as of July 31, 2011 to 179 employees as of July 31, 2012. The increase was also due to increases in systems provided to partners for test and development of $2.6 million, travel-related expenses of $1.4 million, stock-based compensation of $1.4 million, depreciation of $1.1 million, facilities charges of $1.1 million and recruiting fees of $0.6 million.

	Six Months Ended July 31,		Change in
	2011	2012	$	%
	(In thousands)
General and administrative	$1,919	$11,146	$9,227	481%

General and administrative expenses increased $9.2 million from $1.9 million in the six months ended July 31, 2011 to $11.1 million in the six months ended July 31, 2012. The increase is primarily due to an increase in personnel-related costs of $1.2 million as we increased the number of general and administrative employees from four employees as of July 31, 2011 to 20 employees as of July 31, 2012. In addition, stock-based compensation, legal and professional services and audit fees increased by $5.3 million, $1.5 million and $0.6 million, respectively.

Interest Expense

	Six Months Ended July 31,		Change in
	2011	2012	$	%
	(In thousands)
Interest expense	$2,980	$80	$(2,900)	(97)%

Interest expense decreased $2.9 million from $3.0 million in the six months ended July 31, 2011 to $0.1 million in the six months ended July 31, 2012. The decrease is primarily due to a $2.9 million extinguishment loss related to the conversion of $14.0 million principle amount of convertible notes, which were converted into shares of our Series B convertible preferred stock in February 2011.

Comparison of the Fiscal Years 2010, 2011 and 2012

Revenue

	Year Ended January 31,			Fiscal 2010 vs 2011 Change in		Fiscal 2011 vs 2012 Change in
	2010	2011	2012	$	%	$	%
	(In thousands)
Revenue	$638	$11,397	$53,888	$10,759	1,686%	$42,491	373%

Fiscal 2011 Compared to Fiscal 2012. Revenue increased $42.5 million from fiscal 2011 to fiscal 2012 primarily due to an increase in the overall volume of our products shipped. This increase in the volume of products shipped was primarily due to $34.9 million in sales to Hewlett-Packard, which began in volume in the second quarter of fiscal 2012, as well as to a lesser extent revenue derived from the expansion of our direct sales model in the United States and Europe.

Fiscal 2010 Compared to Fiscal 2011. Revenue increased $10.8 million from fiscal 2010 to fiscal 2011 primarily due to an increase in the overall volume of our products shipped. We launched our 3000 Series Flash Memory Array in the second half of fiscal 2011 and began to experience increased volume of shipments during fiscal 2011.

Revenue from our five largest customers for each fiscal year was 86%, 72% and 83% of revenue for fiscal 2010, 2011 and 2012, respectively. In fiscal 2010, NitroSecurity, a direct customer, accounted for 33% of our revenue and Silicon Graphics International, a direct customer, accounted for 29% of our revenue. In fiscal 2011, ePlus represented 45% of our revenue and CompSec represented 16% of our revenue. In fiscal 2012, Hewlett-Packard, a systems vendor, represented 65% of our revenue. No other customer accounted for greater than 10% of our revenue in fiscal 2010, 2011 or 2012. It is our understanding that CompSec purchased our products for resale to the U.S. Federal government and ePlus purchased our products for resale to AOL.

Cost of Revenue and Gross Margin

	Year Ended January 31,			Fiscal 2010 vs 2011 Change in		Fiscal 2011 vs 2012 Change in
	2010	2011	2012	$	%	$	%
	(In thousands)
Cost of revenue	$533	$8,078	$39,266	$7,545	1,416%	$31,188	386%
Gross profit	105	3,319	14,622	3,214	3,061%	11,303	341%
Gross margin	16%	29%	27%

Fiscal 2011 Compared to Fiscal 2012. Cost of revenue increased $31.2 million and gross profit increased $11.3 million from fiscal 2011 to fiscal 2012, primarily due to an increase in the volume of products shipped. Gross margin decreased from 29% in fiscal 2011 to 27% in fiscal 2012 primarily due to a provision for excess and obsolete inventory of $5.8 million and an increase in warranty reserves of $0.8 million.

Fiscal 2010 Compared to Fiscal 2011. Cost of revenue increased $7.5 million and gross profit increased $3.2 million from fiscal 2010 to fiscal 2011 primarily due to the increase in the volume of products shipped. Gross margin increased from 16% in fiscal 2010 to 29% in fiscal 2011 primarily due to efficiencies resulting from economies of scale as our revenue increased, which was partially offset by a provision for excess and obsolete inventory of $1.2 million.

Operating Expenses

	Year Ended January 31,			Fiscal 2010 vs 2011 Change in		Fiscal 2011 vs 2012 Change in
	2010	2011	2012	$	%	$	%
	(In thousands)
Research and development	$2,996	$9,701	$26,641	$6,705	224%	$16,940	175%

Fiscal 2011 Compared to Fiscal 2012. Research and development expenses increased $16.9 million from fiscal 2011 to fiscal 2012 primarily due to an increase in personnel-related costs of $10.0 million as we increased the number of research and development employees from 37 employees as of January 31, 2011 to 131 employees as of January 31, 2012 in order to support an increased number of engineering projects, continued development of our software offerings and an increase in our quality and assurance efforts. We also experienced an increase in expenses related to new product prototypes of $2.9 million, depreciation of $1.8 million and allocated facilities expenses of $1.0 million.

Fiscal 2010 Compared to Fiscal 2011. Research and development expenses increased $6.7 million from fiscal 2010 to fiscal 2011 primarily due to an increase in personnel-related costs of $2.5 million as we increased the number of research and development personnel from 15 employees at the end of fiscal 2010 to 37 employees at the end of fiscal 2011. We increased our engineering headcount as we built our first enterprise-class, all flash-based array. The increase was also a result of increases in component and third-party assembly costs for new product prototypes of $2.5 million, consulting services of $0.6 million and depreciation of $0.4 million.

	Year Ended January 31,			Fiscal 2010 vs 2011 Change in		Fiscal 2011 vs 2012 Change in
	2010	2011	2012	$	%	$	%
	(In thousands)
Sales and marketing	$1,717	$5,323	$21,493	$3,606	210%	$16,170	304%

Fiscal 2011 Compared to Fiscal 2012. Sales and marketing expenses increased $16.2 million from fiscal 2011 to fiscal 2012, primarily due to an increase in personnel-related costs of $6.7 million as we increased the number of sales and marketing employees from 28 employees as of January 31, 2011 to 95 employees as of January 31, 2012, as we grew our direct sales force and continued to expand our business into new international regions. We provided our systems vendors and technology partners incrementally more systems for their test and development of $2.5 million. Other increases include marketing program expenses of $2.3 million, depreciation of $2.2 million, travel-related expenses of $0.9 million, consulting fees of $0.7 million and allocated facilities expenses of $0.5 million.

Fiscal 2010 Compared to Fiscal 2011. Sales and marketing expenses increased $3.6 million from fiscal 2010 to fiscal 2011, primarily due to an increase in personnel-related costs of $3.1 million related to an increase in sales and marketing personnel from 11 employees at the end of fiscal 2010 to 28 employees at the end of fiscal 2011 as we hired additional employees to focus on acquiring new customers and expanding our business into new geographic regions. The majority of the remaining increases in sales and marketing expenses from fiscal 2010 to fiscal 2011 was due to travel-related expenses of $0.5 million and consulting services of $0.2 million.

	Year Ended January 31,			Fiscal 2010 vs 2011 Change in		Fiscal 2011 vs 2012 Change in
	2010	2011	2012	$	%	$	%
	(In thousands)
General and administrative	$2,426	$4,895	$6,222	$2,469	102%	$1,327	27%

Fiscal 2011 Compared to Fiscal 2012. General and administrative expenses increased $1.3 million from fiscal 2011 to fiscal 2012 primarily due to an increase in personnel-related costs of $1.9 million and an increase in accounting and audit fees of $0.3 million, partially offset by a decrease in legal costs and consulting services of $0.8 million and $0.5 million, respectively. The increase in personnel-related costs was due to an increase in the number of general and administrative employees from four as of January 31, 2011 to 17 as of January 31, 2012 as we expanded our corporate infrastructure.

Fiscal 2010 Compared to Fiscal 2011. General and administrative expenses increased $2.5 million from fiscal 2010 to fiscal 2011 primarily due to an increase in legal costs of $0.8 million. The remaining increase in general and administrative expenses from fiscal 2010 to fiscal 2011 primarily consisted of increases in personnel-related costs of $0.5 million, professional accounting fees of $0.5 million, allocated facilities expenses of $0.2 million and travel-related expenses of $0.2 million.

	Year Ended January 31,			2010 vs 2011 Change in		2011 vs 2012 Change in
	2010	2011	2012	$	%	$	%
	(In thousands)
Litigation settlement	$—	$—	$2,100	$—	— %	$2,100	100%

Fiscal 2011 Compared to Fiscal 2012. As a result of our entry into a letter of intent in September 2012 with Narada Systems, LLC, or Narada, to settle the lawsuit Narada filed against us in January 2012, we incurred an expense of $2.1 million in fiscal 2012.

Interest Expense

	Year Ended January 31,			Fiscal 2010 vs 2011 Change in		Fiscal 2011 vs 2012 Change in
	2010	2011	2012	$	%	$	%
	(In thousands)
Interest expense	$2,197	$251	$3,033	$(1,946)	(89)%	$2,782	1,108%

Fiscal 2011 Compared to Fiscal 2012. Interest expense increased $2.8 million from fiscal 2011 to fiscal 2012 primarily due to a $2.9 million extinguishment loss related to the conversion of $14.0 million principal amount of convertible notes into shares of our Series B convertible preferred stock in fiscal 2012.

Fiscal 2010 Compared to Fiscal 2011. Interest expense decreased by $1.9 million from fiscal 2010 to fiscal 2011, primarily due to a $1.4 million extinguishment loss related to the conversion of $14.6 million principal amount of convertible notes into Series 1 convertible preferred stock, Series A convertible preferred stock or common stock in fiscal 2010 and a $0.5 million decrease in interest expense related to convertible debt.

Liquidity and Capital Resources

Primary Sources of Liquidity

Since our inception through July 31, 2012, our primary sources of liquidity have been the issuance of convertible notes and convertible preferred stock, resulting in net proceeds of $205.1 million, as well as customer payments for our products and services. As of July 31, 2012, we had cash and cash equivalents of $52.3 million, accounts receivable of $22.0 million and working capital of $74.3 million.

Future Capital Requirements

Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and the expansion into new territories, the timing of new product introductions, the building of infrastructure to support our growth, the continued market acceptance of our products and possible acquisitions of, or investments in, businesses, technologies or other assets. We believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

Cash Flow Analysis

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
	(In thousands)
Net cash provided by (used in):
Operating activities	$(6,803)	$(20,429)	$(50,043)	$(30,725)	$(43,145)
Investing activities	(222)	(1,186)	(5,007)	(573)	(6,710)
Financing activities	7,818	26,258	71,572	36,956	79,595

Operating Activities

Our operating cash flow primarily depends on the timing and amount of cash receipts from our customers, inventory purchases and payments for operating expenses. Our largest use of cash is for personnel costs.

Our net cash used in operating activities for the six months ended July 31, 2012 was $43.1 million and was primarily due to increased expenditures to hire more employees to support our current and anticipated growth. Our headcount increased in all areas of our business from 252 employees as of January 31, 2012 to 374 employees as of July 31, 2012. Our net loss for the six months ended July 31, 2012 was $47.9 million and included non-cash depreciation of $5.2 million and stock-based compensation of $8.2 million.

Our net cash used in operating activities for fiscal 2012 was $50.0 million. During this period, our operating cash outflows consisted primarily of an increase in inventory of $21.1 million and trade accounts receivable of $15.1 million as well as additional expenditures to hire more employees to support our current and anticipated growth. Our headcount increased in all areas of our business from 72 employees as of January 31, 2011 to 252 employees as of January 31, 2012. Our net loss for fiscal 2012 was $44.8 million. Significant non-cash expenses included in our net loss were depreciation of $5.1 million, interest expense of $2.9 million related to the extinguishment loss on the conversion of convertible notes and stock-based compensation of $1.0 million.

Our net cash used in operating activities for fiscal 2011 was $20.4 million and was primarily due to an increase in our inventory balance of $11.3 million as a result of the increasing demand for our products. We also increased headcount in all areas of our business from 30 employees as of January 31, 2010 to 72 employees as of January 31, 2011. Our net loss for 2011 was $16.7 million. Significant non-cash expenses included in net loss were depreciation expense of $0.8 million, interest expense of $0.3 million and stock-based compensation of $0.1 million.

Our net cash used in operating activities for fiscal 2010 was $6.8 million and was primarily due to the investments we made to grow our operating infrastructure necessary to support the growth in our business. From January 31, 2009 to January 31, 2010, we increased our total number of employees from 20 employees to 30 employees. Our inventory balances also increased $2.0 million from $0.2 million as of January 31, 2009 to $2.2 million as of January 31, 2010 due to increased demand for our products. Our net loss for fiscal 2010 was $9.2 million. Our fiscal 2010 net loss included non-cash interest expense of $0.8 million, interest expense of $1.4 million related to the extinguishment loss on the conversion of convertible notes and depreciation of $0.4 million.

Investing Activities

Cash flows from investing activities generally consists of purchases of property and equipment, which consist primarily of product development and testing lab equipment used to support engineers and support service personnel. Our purchases of product development and testing lab equipment have increased over time as we increased the number of our engineers and support service personnel. We have purchased property and equipment of $0.2 million, $1.2 million, $5.0 million and $6.7 million for fiscal 2010, 2011, 2012 and the first half of fiscal 2013, respectively. A large portion of this equipment is Flash Memory Arrays that we have capitalized. In addition, we have transferred inventory into lab equipment within fixed assets of $10.5 million and $6.6 million in fiscal 2012 and the first half of fiscal 2013, respectively, a portion of which has been reflected as a non-cash transaction in the statements of cash flows. As such, we spent an aggregate of $12.2 million in fiscal 2012 and $9.8 million in the first half of fiscal 2013.

Financing Activities

Cash flows from financing activities primarily include net proceeds from issuances of common and convertible preferred stock and proceeds and payments related to issuances of notes, all of which have been converted into shares of our convertible preferred stock.

We generated $79.6 million of net cash from financing activities in first half of fiscal 2013, primarily due to $76.8 million of net proceeds from the issuance of Series D convertible preferred stock and $2.7 million from the issuance of convertible notes.

We generated $71.6 million of net cash from financing activities in fiscal 2012, primarily due to $70.5 million in net proceeds from the issuance of preferred stock, $0.7 million in proceeds from the issuance of convertible notes and $0.4 million in proceeds from the exercise of stock options.

We generated $26.3 million in net cash from financing activities in fiscal 2011, including $13.8 million from the issuance of convertible notes, $12.2 million of net proceeds from the issuance of preferred stock and $0.2 million in proceeds from the exercise of stock options.

We generated $7.8 million in cash from financing activities in fiscal 2010, primarily due to the $7.0 million received from the issuance of convertible notes and the $0.8 million in net proceeds from the issuance of preferred stock.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Contractual Obligations and Material Commitments

The following is a summary of our contractual obligations as of January 31, 2012 (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
Operating lease obligations	$4,227	$1,475	$2,752	$—	$—
Purchase obligations(1)	13,156	13,156	—	—	—

Total	$17,383	$14,631	$2,752	$—	$—

(1)	Purchase obligations include non-cancelable purchase orders for raw materials inventory. Purchase obligations under purchase orders or contracts that we can cancel without a significant penalty, such as routine purchases for operating expenses, are not included in the above table.

Operating lease payments primarily relate to our leases of office space with various expiration dates through 2014. The terms of these leases often include periods of free rent, or rent holidays, and increasing rental rates over time. In February 2011, we entered into new leases for our primary office facilities in Mountain View, California. The term of these leases expire in December 2014.

In June 2012, we entered into an agreement with the Forty Niners SC Stadium Company LLC, or the Team. As part of this agreement, we will receive advertising and related benefits from 2014 through 2023 at the stadium under construction in Santa Clara, California to be used by the Team. We are committed to make payments to the Team of $4.0 million per year beginning in fiscal 2015 and for nine years thereafter.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that others, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, stock-based compensation, inventory valuation, warranty liability, income taxes and investment in privately held companies have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see note 1 of the accompanying notes to our consolidated financial statements.

Revenue Recognition

We derive our revenue from sales of products and related support services and enter into multiple-element arrangements in the normal course of business with our direct customers, resellers and systems vendors. In all of our arrangements, we do not recognize revenue until we can determine that persuasive evidence of an arrangement exists; delivery has occurred; the fee is fixed or determinable; and we deem collection to be reasonably assured. In making these judgments, we evaluate these criteria as follows:

•

Evidence of an Arrangement – We consider a non-cancelable agreement signed by a direct customer, reseller or systems vendor or purchase order generated by a customer, reseller or systems vendor to be persuasive evidence of an arrangement.

•

Delivery has Occurred – We consider delivery to have occurred when product has been delivered to the customer and no post-delivery obligations exist other than ongoing support obligations sold under separate support terms. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved.

•

Fees are Fixed or Determinable – We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenue net of estimated returns or if a reasonable estimate cannot be made, when the right to a refund or adjustment lapses. We currently do not provide price protection, rebates or other sales incentives to customers. We also do not allow a right of return to our customers, including resellers.

•

Collection is Reasonably Assured – We conduct a credit worthiness assessment on our customers, systems vendors and resellers. If we determine that collection is not reasonably assured, revenue is deferred and recognized upon the receipt of cash.

Our multiple-element arrangements typically include two elements: hardware, which includes embedded software, and support services. We have determined that our hardware and the embedded software are considered a single unit of accounting, because the hardware and software individually do not have standalone value and are never sold separately. Support services are considered a separate unit of accounting as they are sold separately and have standalone value.

We allocate arrangement consideration at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes: (1) vendor-specific objective evidence, or VSOE, if available; (2) third-party evidence, or TPE, if vendor-specific objective evidence is not available; and (3) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

•

VSOE – We determine VSOE based on our historical pricing and discounting practices for the specific product or support service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for products or support services fall within a reasonably narrow pricing range. We have historically priced our products within a narrow range and have used VSOE to allocate the selling price of deliverables for product sales.

•

TPE – When VSOE cannot be established for deliverables in multiple-element arrangements, we apply judgment with respect to whether we can establish selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our products differ from those of our peers such that the comparable pricing of support services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

•

BESP – When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or support service was sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings, gross margin expectations, sales volume, geographies, market conditions, competitive landscape and pricing practices.

Deferred revenue primarily represents customer billings in excess of revenue recognized, primarily for support services. Support services are typically billed in advance on an annual basis or at the inception of a multiple year support contract, and revenue is recognized ratably over the support period of generally one to three years.

Stock-Based Compensation

Overview

We have granted stock options, restricted stock awards and RSUs to our employees, consultants and members of our board of directors. Stock options and restricted stock awards typically vest upon the satisfaction of a service condition, which, for the majority of these awards, is satisfied over three years. RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for the majority of the RSUs is satisfied over three years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or an initial public offering. Under the terms of our 2005 Stock Plan, the shares underlying RSUs are to be delivered to holders that satisfy both of these conditions, except in the case of the initial public offering, in which case settlement is to occur upon the earlier of 181 days following our initial public offering or March 15th of the year following the completion of our initial public offering.

Stock-Based Compensation Expense

We account for stock-based employee compensation under the fair value recognition and measurement provisions in accordance with applicable accounting standards, which require all stock-based payments to employees, including grants of stock options, restricted stock awards and RSUs to be measured based on the grant date fair value of the awards. We record stock-based compensation expense for service-based equity awards, including RSUs, using the straight-line attribution method over the period during which the employee is required to perform service in exchange for the awards. We capitalize stock-based employee compensation when appropriate. Capitalized stock-based compensation expense was not material in the three years ended January 31, 2012.

As of July 31, 2012, we had 24.5 million stock-based awards outstanding. For these awards, we recognized $1.0 million in expense in fiscal 2012 and $8.2 million for the first half of fiscal 2013. We expect to recognize deferred stock compensation of $5.3 million for the remainder of fiscal 2013, $10.3 million in fiscal 2014, $9.5 million in fiscal 2015 and $1.1 million thereafter. This estimate of future stock-based compensation expense relates to all outstanding equity grants, consisting of RSUs, restricted stock awards and stock options through July 31, 2012. It does not take into account any stock-based compensation expense related to future awards that may be granted to employees, directors or other service providers. Additionally, the amounts include an estimate of unvested awards that may be forfeited in future periods due to the departure of employees or directors. We used a forfeiture rate of 0.8% in fiscal 2010 and 1.5% in fiscal 2011 and rates ranging from 1.4% to 1.8% in fiscal 2012. Actual forfeitures may differ from those estimates.

We estimated the fair value of stock option awards using the Black-Scholes single option-valuation model, which requires assumption such as estimated fair value of our common stock, expected term, expected volatility and risk-free interest rate. These assumptions are subjective and generally require significant analysis and judgment to develop. We estimated the fair value of each employee option granted using the following assumptions for the periods presented in the table below.

	For the Year Ended January 31,
	2010	2011	2012
Expected term in years	5.2	5.2 – 5.8	5.5 – 6.3
Volatility (%)	63 – 65	66 – 76	67 – 73
Risk-free interest rate (%)	2.5 – 2.6	1.6 – 2.7	1.0 – 3.0
Dividend yield (%)	—	—	—
Fair value of common stock ($)	0.001	0.07	0.25 – 0.71

•

Expected Term – We determine the expected term of options granted using the “simplified” method. Under this approach, the expected term is presumed to be the average of the vesting term and the contractual term of the option.

•

Volatility – As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for a group of companies we consider our peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors, along with considering the future plans of our company to determine the appropriate volatility over the expected life of the option. We used the daily price of these peers over a period equivalent to the expected term of the stock option grants. We did not rely on implied volatilities of traded options in our peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield – We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

•

Risk-free Interest Rate – The risk-free interest rate was determined by reference to the U.S. Treasury rates with the remaining term approximating the expected option life assumed at the date of grant.

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. Since our common stock is not publicly traded, we valued our common stock at each grant date by considering objective and subjective factors in accordance with the guidance in the American Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or Practice Aid. The assumptions used in the valuation model are based on management’s future expectations combined with management’s judgment. Objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following:

•	contemporaneous valuations performed by unrelated third party specialists;

•	recent convertible preferred stock financings and the related valuations;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	recent private sales of common stock by individual stockholders;

•	illiquidity of stock-awards involving securities in a private company;

•	actual operating and financial performance;

•	our future financial projections and changes to those projections due to customer orders;

•	the risks associated with achieving our financial projections based on limited history of selling our products and recognizing revenue;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	the introduction of new products;

•	the experience of the management team and hiring of key personnel;

•	stage of development;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital markets conditions.

In order to determine the fair market value of our common stock, we first estimated the enterprise value of our business using the market approach, including both the comparable company method and the prior sales method, as applicable for the various grant dates. The comparable company method applies observed market multiples of comparable publicly traded companies to our relevant financial metrics. The prior sales method involves examining transactions in which our stock is sold; in our case, our sales of convertible preferred stock and secondary sales of our common stock. When both methods were used for a particular grant date, the enterprise valuation was determined using a weighted average. Last, a discount was applied for the common stock’s lack of marketability.

Other valuation methods are available, notably the income approach using the discounted cash flows method, or DCF. The DCF estimates enterprise value by computing the present value of a company’s projected operating cash flows. The discount rate used to compute present value is based on our weighted average cost of capital and the risk of investing in the company. We did not use the income approach, because the evidence available from prior sales could not be reconciled to the values indicated by the DCF model, and we consider the actual sales of our stock to be stronger evidence of fair value than the valuation implied by forecasted cash flows.

The enterprise value was then allocated to each class of stock using either the option pricing method, or OPM, or the Probability Weighted Expected Return Method, or PWERM.

The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of the convertible preferred stock. Assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger, sale or IPO. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when a range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts.

The PWERM, involves a forward-looking analysis of possible future outcomes of the business, including non-IPO and IPO liquidity events, along with the probabilities of these scenarios. This method is particularly useful when discrete future liquidity events are anticipated in the near- or medium-term, but remain uncertain.

Information regarding grants of equity awards to our employees, directors and consultants since August 1, 2011 through July 31, 2012 is summarized as follows:

Grant date	Number of awards granted	Exercise price ($)	Fair value per share of common stock ($)
August 5, 2011	1,820,739	0.71	0.71
September 6, 2011	4,672,000	0.71	0.71
September 19, 2011	763,500	0.71	0.71
March 6, 2012	3,782,290	—	2.31
May 29, 2012	1,725,000	—	2.90
June 28, 2012	5,680,000	—	2.90

Beginning in March 2012, we began granting RSUs to employees in lieu of stock option awards. The compensation expense arising from such grants is based on the fair value of common stock on the date of grant. Accordingly, the fair value of common stock on the grant dates of restricted stock units is included in the discussion below. Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

August and September 2011

In 2011, we issued and sold 13.5 million shares of our Series C convertible preferred stock at $4.00 per share with an initial closing on May 24, 2011. We performed a contemporaneous valuation of our common stock as of May 31, 2011, completed on July 27, 2011, and determined the fair value to be $0.71 per share. We concluded that it was appropriate to use this valuation for the purposes of our August and September 2011 grants, given that there were no significant changes to our business, forecasted results or market conditions between May 31, 2011 and the dates of the grants; and that the primary driver of the valuation, the Series C financing, was proceeding as expected. Our valuation determined an enterprise value by analyzing the valuation implied by the Series C convertible preferred stock sale, using the prior sales method of the market approach. The enterprise value was allocated to common stock using the OPM, and a discount of 30% for lack of marketability was applied. Based on this valuation and the factors described above, our board of directors granted stock options with an exercise price of $0.71 per share.

March 2012

In January 2012, we began shipping our 6000 Series product. Revenue for fourth quarter of fiscal 2012 was $21.9 million and was expected to decline in the first quarter of fiscal 2013 due to a decline in business from HP; and we continued to scale up our business by adding to our headcount, which reached 335 employees as of April 30, 2012 up from 119 employees as of July 31, 2011. For the three months ended April 30, 2012, we also issued and sold 12.5 million shares of Series D convertible preferred stock at $6.00 per share with an initial closing on March 12, 2012. Between October 2011 and April 2012, there were secondary transactions in our common stock, whereby approximately 0.7 million shares were sold at prices ranging from $4.00 to $5.00 per share.

We performed a valuation of our common stock as of April 30, 2012, completed on August 31, 2012, and determined the fair value to be $2.31 per share as of that date. We concluded that it was appropriate to use this retrospective valuation for the purpose of determining the fair value of our common stock for the March grants, because (i) the financial forecast included in the report would have been the same had the report been prepared on the date the grants were made in March; (ii) the initial closing date relating to the sale of our Series D convertible preferred stock, which substantiated the increase in the valuation, occurred on March 12, 2012; and (iii) the short period of time between the date of the valuation and the grants. We determined our enterprise value by using the prior sales method of the market approach and by performing a comparable company analysis. The prior sales method valuation was derived from equal weightings of the sales of the Series D convertible preferred stock and the common stock transactions described above, using a common stock valuation of $5.00 per share. The enterprise value was allocated to common stock using PWERM with a non-IPO exit assigned a 65% probability and an IPO exit assigned a 35% probability. A discount for lack of marketability of 20% was applied. Based on this valuation and the factors described above, RSUs granted to employees in March 2012 were valued at $2.31 for the purposes of recognizing compensation expense.

May and June 2012

During the second quarter of fiscal 2013, we further increased headcount to 374 employees as of July 31, 2012. Revenue for the second quarter of fiscal 2013 was $20.1 million as compared to $10.2 million in the first quarter of fiscal 2013. During the second quarter of fiscal 2013, we issued and sold 1.4 million shares of Series D convertible preferred stock at $6.00 per share; and there were secondary transactions in our common stock whereby 2.5 million shares were sold at prices ranging from $4.75 to $5.00 per share. Accordingly, our enterprise value increased in the period from April 30, 2012, the date of the last valuation performed, to June 30, 2012.

We performed a valuation of our common stock as of June 30, 2012, completed on September 10, 2012, and determined the fair value to be $2.73 per share as of that date. We concluded that it was appropriate to use this valuation for the purposes of determining the fair value of our common stock for our May and June grants, because the report was prepared with the benefit of hindsight and the short period of time between the date of the valuation and the grants. We determined our enterprise value by using the prior sales method of the market approach and by performing a comparable company analysis. The prior sales method valuation was derived from a 40% weighting of the sales of Series D convertible preferred stock and a 60% weighting of the common stock transactions described above, using a common stock valuation of $5.00 per share. The two enterprise values were then combined with equal weighting. The enterprise value was allocated to common stock using PWERM, with a non-IPO exit assigned a 60% probability, and an IPO exit assigned a 40% probability. We then applied a discount for lack of marketability of 15%. Based on this valuation and the factors described above, RSUs granted to employees in May and June 2012 were valued at $2.90 for the purposes of recognizing compensation expense.

Inventory Valuation

Inventory consists of raw materials and finished goods and is stated at the lower of cost or market. Our finished goods consist of manufactured finished goods.

We assess the valuation of inventory, including raw materials and finished goods, on a periodic basis. Inventory carrying value adjustments are established to reduce the carrying amounts of our inventory to their net estimated realizable value. Carrying value adjustments are based on historical usage, expected demand and trial deployment conversion rates. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. For example, because our revenue often is comprised of large, concentrated sales to a limited number of customers, we may carry high levels of inventory prior to shipment. In addition, in circumstances where a supplier discontinues the production of a key raw material component, such as non-volatile memory components, we may be required to make significant “last-time” purchases in order to ensure supply continuity until the transition is made to products based on next generation components. If a significant order were cancelled after we had purchased the related inventory, or if estimates of “last-time” purchases exceed actual demand, we may be required to record additional inventory carrying value adjustments.

Warranty Liability

We provide our customers a limited product warranty of three years. Our standard warranties require us to repair or replace defective products during such warranty period at no cost to the customer. We estimate the costs that may be incurred under our basic limited warranty and record a liability in the amount of such costs at the time product sales are recognized. Factors that affect our warranty liability include the number of installed units, performance of equipment in our test and support labs, historical data and trends of product reliability and costs of repairing and replacing defective products. We assess the adequacy of our recorded warranty liability each period and make adjustments to the liability as necessary.

Income Taxes

Significant judgment is required in determining our provision for income taxes and evaluating our uncertain tax positions. We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We provide reserves as necessary for uncertain tax positions taken on our tax filings. First, we determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Second, based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement, we recognize any such differences as a liability. Because of our full valuation allowance against the net deferred tax assets, any change in our uncertain tax positions would generally not impact our effective tax rate.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, our forecast of future market growth, forecasted earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. Due to the net losses incurred and the uncertainty of realizing the deferred tax assets, for all the periods presented, we have a full valuation allowance against our deferred tax assets.

As of January 31, 2012, we had federal and state net operating loss carryforwards of $44.4 million and $25.6 million, respectively, and federal and state research and development tax credit carryforwards of $1.6 million and $1.0 million, respectively. In the future, we intend to utilize any carryforwards available to us to reduce our tax payments. A substantial amount of these carryforwards may be subject to annual limitations that may result in their expiration before some portion of them has been fully utilized.

Investment in Privately-held Companies

We analyze equity investments in privately held companies to determine if they should be accounted for under the cost or equity method of accounting based on such factors as our percentage ownership of the voting stock outstanding and our ability to exert significant influence over these companies.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Fluctuation Risk

Our cash and cash equivalents consist of cash, held by a large, United States commercial bank. We do not have any long-term borrowings. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes.

The primary objective of our investment activities is to preserve principal and maintain liquidity while maximizing income without significantly increasing risk. We determined that the increase in yield from potentially investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

Our sales transactions are primarily denominated in U.S. dollars and therefore substantially all of our revenue is not subject to foreign currency risk. However, certain of our operating expenses are incurred outside the United

States and are dominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pounds, Chinese Yuan, Euro, Japanese Yen and Singapore Dollar. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts payable, current liabilities and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe a 10% change in foreign currencies exchange rates would not have a material impact on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Internal Control Over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for the year ended January 31, 2012, four material weaknesses in our internal control over financial reporting were identified. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to our lack of resources within our finance function required to analyze and account for complex, non-routine transactions in a timely manner; our lack systems or controls in place for tracking fixed assets, specifically the review and approval of internally transferred assets; our use of a financial reporting system in fiscal 2012 that was not adequate for a company of our size and complexity; and our lack of a material resource planning system or sufficiently robust forecasting process that prevented us from being able to appropriately document our basis for our excess and obsolete inventory reserves at year end.

We have undertaken various actions in an effort to remediate the material weaknesses described above. In an effort to remediate our lack of resources within our finance function required to analyze and account for complex, non-routine transactions in a timely manner, we hired additional personnel, including a new chief financial officer, a corporate controller and a cost accountant. We intend to hire additional personnel in the area of SEC reporting and Sarbanes-Oxley compliance, allowing our accounting personnel to devote additional time to analyzing significant, non-routine transactions that involve significant management judgment. In an effort to remediate our lack of systems or controls in place for tracking fixed assets, specifically the review and approval of internally transferred assets, we have improved our record-keeping processes designed to track our physical transfer of inventory into fixed assets and intend to perform additional procedures in the third quarter of fiscal 2013 to complete a physical inventory of our assets and implement controls around the movement of fixed assets. In an effort to improve our primary financial reporting system, we implemented Microsoft Dynamics as our enterprise resource planning system in the second quarter of fiscal 2013. In an effort to remediate our lack of a material resource planning system or sufficiently robust forecasting process that prevented us from being able to appropriately document our basis for our excess and obsolete inventory reserves at year end, we have implemented Microsoft Dynamics as a material resource planning system, hired sales operations and financial planning personnel who will contribute to the forecasting process, implemented additional processes to qualify forecasts generated by our sales personnel and apply the continually growing quantity of data supporting our historical trends and results to generate forecasts.

We intend to continue to implement measures to remediate our material weaknesses in internal control over financial reporting. However, the implementation of these measures together with the remediation actions we have taken to date may not adequately or timely address our existing material weaknesses and any material weaknesses or significant deficiencies in our internal control over financial reporting that we or our independent registered public accounting firm may identify in the future. We are not able to estimate with reasonable certainty the costs that we will incur to remediate these material weaknesses. See “Risk Factors – In connection with the audit of our consolidated financial statements for fiscal 2012, four material weaknesses in our internal control over financial reporting, and we cannot provide assurance that additional material weaknesses or significant deficiencies will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.”

JOBS Act

In April 2012, the U.S. Congress enacted the Jumpstart Our Business Startups Act, or the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are not electing to delay such adoption of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Additionally, we are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, not providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and not complying with any requirement that may be adopted regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any July 31 before that time, we would cease to be an emerging growth company as of the following January 31.

BUSINESS

Overview

We have pioneered a new class of high-performance flash-based storage systems designed to bring storage performance in line with high-speed applications, servers and networks. Our Flash Memory Arrays are specifically designed at each level of the system architecture starting with memory and optimized through the array to leverage the inherent capabilities of flash memory and meet the sustained high-performance requirements of business-critical applications, virtualized environments and Big Data solutions in enterprise data centers. Our Flash Memory Arrays provide low latency and sustainable performance with enterprise-class reliability, availability and serviceability. Our solutions enable customers to realize significant capital expenditure and operational cost savings by simplifying their data center environments.

A number of important IT trends are transforming the architecture, design and performance requirements of data centers. Traditional disk-based storage solutions have not kept pace with these IT trends or the significant advancements in both server and networking technologies, introducing a performance gap between storage and other data center technologies. Furthermore, we believe other flash-based storage solutions, while offering greater performance than disk-based storage solutions, have nevertheless been unable to adequately address the performance gap. We believe there is a pressing need for a fundamentally new approach to storage, across both server- and array-based architectures, designed to address the input/output, or I/O, intensive requirements of today’s applications and enable enterprises to optimize the utilization and performance of their data centers.

Our Flash Memory Arrays integrate enterprise-class hardware and software technologies to cost-effectively address the limitations of other storage solutions. Our storage systems are based on a four-layer hardware architecture which is tightly integrated with our Violin Memory Operating System, or vMOS, software stack to optimize the management of flash memory at each level of our system architecture. Additionally, our strategic relationship with Toshiba, a leading provider of flash memory, allows us to design our storage systems to unlock the inherent performance capabilities of flash technology and provides us with insights into future generations of memory.

As of July 31, 2012, we believe our Flash Memory Arrays have been implemented by more than 100 enterprises in diverse end markets, including financial services, Internet, government, media and entertainment. We primarily sell our products and services through our direct sales force and global network of over 60 resellers to provide a high level of end-customer engagement. We maintain relationships with systems vendors and key technology partners, such as Hewlett-Packard, IBM, Microsoft, SAP, Symantec, Toshiba and VMware. We have substantially grown our business for the past three years with revenue of $0.6 million, $11.4 million and $53.9 million in fiscal 2010, 2011 and 2012, respectively, and $9.8 million and $30.3 million in the six months ended July 31, 2011 and July 31, 2012, respectively. We had a net loss of $9.2 million, $16.7 million and $44.8 million in fiscal 2010, 2011 and 2012, respectively, and $47.9 million in the six months ended July 31, 2012.

Industry Background

A number of important IT trends are highlighting the widening performance gap between storage and other data center technologies. These trends include the acceleration of server and network technologies; the use of virtualization technologies and cloud-based architectures; explosive data growth and demand for high-frequency, real-time access; the increasing strategic importance of Big Data and analytics; and a focus on reducing data center complexity and lowering total cost of ownership. Traditional disk-based storage solutions provided by incumbent primary storage vendors, such as Dell, EMC, Hewlett-Packard (3PAR), Hitachi, NetApp and Oracle, have been unable to adequately scale performance to address this widening gap due to the inherent limitations of hard disk drives, contributing to a performance bottleneck in the data center. Furthermore, other flash-based solutions provided by vendors such as EMC, Fusion-io, OCZ, Oracle and STEC, while offering greater performance than disk-based storage solutions, have nevertheless been unable to adequately address this bottleneck.

IDC estimates worldwide spending on enterprise storage systems will grow from $33.4 billion in 2011 to $42.4 billion in 2016. A majority of this market is comprised of disk-based capacity-optimized and performance-optimized systems, which together is expected to grow at a compound annual growth rate, or CAGR, of 3.0% from $31.6 billion in 2011 to $36.7 billion in 2016. As enterprises seek alternatives to traditional disk-based storage solutions and the price of flash continues to decline, there has been a shift toward I/O intensive storage, which is expected to grow at a CAGR of 26.8% from $1.7 billion in 2011 to $5.6 billion in 2016.4 We believe there is an opportunity for a disruptive solution to capture the I/O intensive storage market as well as a meaningful portion of the market for disk-based capacity-optimized and performance-optimized systems.

Key IT Trends Impacting the Data Center

There are a number of important IT trends that are having a transformational impact on the design, performance and efficiency of storage in the data center:

•

Improving performance of server and network technologies. Server performance, driven by CPU advancements, multi-core processors and threading technology, has progressed at a rapid pace. According to Gartner, server designs have increased the number of cores used per processor over time; in 2005, each x86 processor supported two cores, which has increased to as many as 16 cores per x86 processor today.[5] Data center network performance has also significantly increased as networks have become faster, less intricate and more efficient.

•

Proliferation of virtualization technologies and cloud-based architectures. The wide adoption of server and desktop virtualization technologies as well as the associated increase in the number of virtual machines per physical server, also known as VM sprawl, are placing a greater burden on storage systems within existing data center environments. According to Gartner, as of early 2012, 50% of all installed workloads were running in VMs.[6] In addition, virtualization is further enabling the rapid proliferation of public and private cloud-based architectures. Collectively, these trends are driving the significant need for high I/O Operations per Second, or IOPS, to support highly unpredictable traffic patterns and the increasing mix of random I/O operations.

•

Explosive data growth and demand for high-frequency, real-time access. The number of applications used and volume of data generated by enterprises and individuals continue to grow rapidly. IDC estimates that the amount of digital data consumed will grow 44 times to 35 billion terabytes from 2010 to 2020.[7] In addition, the need for real-time access is being driven by the proliferation of mobile devices. According to the Cisco VNI report, the growth in smartphone and tablet users is expected to increase at a CAGR of 24% and 50%, respectively, from 2011 to 2016, while mobile data traffic generated from these devices are expected grow even faster at a CAGR of 119% and 129%, respectively, during the same period.

•

Growing strategic importance of Big Data and analytics in the enterprise. Enterprises are increasingly realizing that unstructured data, such as emails, business documents, web pages and transaction records, components of what is known as Big Data, as well as the metadata generated by these data files, represents a valuable strategic resource. As a result, enterprises are dedicating significant resources to manage, analyze and monetize this data. IDC estimates that the Big Data technology and services market, which is comprised of data management and analytics systems, software and services, is expected to grow from $4.8 billion in 2011 to $16.9 billion in 2015, representing a CAGR of 37.3%.[8]

[4]	Worldwide Enterprise Storage Systems 2012-2016, Forecast IDC#234990 May 2012
[5]	Gartner, “How to Optimize the Cost of Software Licenses for Multicore x86 Systems and Virtual Servers During Server Selection,” December 22, 2011
[6]	Gartner, “Top Five Trends for x86 Server Virtualization,” March 22, 2012
[7]	Digital Universe Study, Sponsored by EMC, IDC May 2010
[8]	Worldwide Big Data Technology and Services 2012-2015 Forecast, IDC #233485, March 2012

•

Focus on reducing data center complexity and lowering total cost of ownership. Enterprises continue to deploy an increasing amount of storage to address the rapid growth in data and the rising performance requirements of applications and users. Typically, this compels IT departments to add more storage to support greater workloads, or over-provision, in an attempt to achieve the required I/O throughput levels. This over-provisioning has resulted in an overly complex infrastructure that is underutilized and increasingly expensive to manage. Consequently, enterprises are increasingly focused on efficiently scaling capacity and consolidating data center resources to lower operating costs. According to Gartner, reducing enterprise costs is the second highest strategic business priority for CEOs in 2012.[10]

These trends have placed a great strain on the performance and efficiency of data centers, highlighting the widening performance gap between storage and other data center technologies. Incumbent disk-based storage providers have been unable to adequately scale performance to address this gap due to the inherent limitations of hard disk drives. Enterprises are increasingly seeking alternatives to traditional disk-based storage to address this performance gap and optimize the utilization of their data centers.

Attempts to Address the Widening Performance Gap in Data Center Environments

Traditional disk-based storage solutions exhibit significant delays in accessing data, or latency, that limit the overall performance of data center environments. Latency associated with accessing the data stored on array-based hard disk drives, or HDDs, is caused by the physics of rotating media where the data retrieval process is sequential. As application workloads increase, each I/O request is placed in a queue, resulting in a significant increase in disk response time and creating an I/O bottleneck. The more severe the bottleneck, the more the response time deteriorates. A common approach to address the I/O bottleneck involves over-provisioning of storage resources. However, over-provisioning results in an underutilization of storage capacity during off-peak times as storage is provisioned for periods of anticipated peak data flow and fails to adequately address the performance gap.

Relative Latency of HDDs and Flash Memory

Storage technology	Latency
HDDs	2 to 20 ms
Flash Memory	0.2 to 1 ms

As data center technologies have improved, we believe it has become increasingly clear that disk-based storage solutions are not sufficient to meet the requirements of today’s I/O intensive data center environments. In an effort to overcome the limited performance capabilities of disk-based storage solutions, vendors have begun incorporating high-speed flash memory as an alternative to HDDs. This has been facilitated by the decrease in the price of flash memory. According to Gartner, the worldwide average selling price of NAND flash memory per gigabyte has declined from $19.13 in 2006 to $1.24 in 2011.11

Flash memory is used generally in two configurations:

Server-based: Flash memory or solid state drives, or SSDs, directly attached to the host server via a Peripheral Component Interconnect Express, or PCIe, or other interface. This configuration limits the ability to share storage resources across data center networks.

Array-based: Array-based configurations enable storage resources to be shared across data center networks or, as with server-based configurations, directly attached to a host server via PCIe. Array-based solutions are found in two configurations:

•	arrays built using off-the-shelf controllers and SSDs (or a hybrid of both HDDs and SSDs), or

•	specifically designed all flash memory arrays.

[10]	Gartner, “CEO Survey 2012: CIOs Must Link Risk Management and Compliance to Business Priorities,” March 21, 2012
[11]	Gartner, “Forecast: Memory, Worldwide, 2006-2016, 2Q12 Update,” June 8, 2012

Server-based and array-based solutions using off-the-shelf components, which we refer to as other flash-based storage solutions, deliver improved performance relative to disk-based storage solutions. However, their ability to optimize flash memory technology is severely limited by factors which include the utilization of off-the-shelf flash memory chips, commodity controllers, commercially available data protection algorithms and management software originally designed for HDDs. Flash memory is a media that becomes progressively slower and more error-prone as data is repeatedly written, read and erased. We believe, without the implementation of intelligent software and controller technologies that have been purpose-built to address the technical challenges of flash memory, the performance sustainability and durability of these other flash-based storage solutions are significantly limited.

Disk-Based and Other Flash-based Storage Solutions

	Disk-based	Other flash-based
	Array-based	Server-based	Array-based using off-the-shelf components
Description	HDD-based arrays used as primary storage in traditional data center environments	Flash memory or SSDs directly attached to a server via a PCIe or other interface; limited ability to share storage resources across data center networks	Arrays built using off-the-shelf controllers and SSDs (or a hybrid of both HDDs and SSDs); enable storage resources to be shared across data center networks

Representative vendors	Dell, EMC, Hewlett-Packard (3PAR), Hitachi, NetApp, Oracle	EMC, Fusion-io, Intel, Micron, OCZ, SanDisk, STEC	All SSD: EMC (XtremIO) Hybrid: EMC, NetApp, Oracle (Exadata)

The key limitations of disk-based and other flash-based storage solutions include:

•

Slow response times of disk-based storage solutions. Disk-based storage solutions are unable to deliver the low latency required by today’s high-performance applications. While over-provisioning with more HDDs modestly increases I/O throughput, this approach cannot reduce I/O response time due to the physics of rotating media and the architecture of disk-based storage solutions.

•

Limited ability to provide scalable and sustained performance under peak workloads. While other flash-based storage solutions can provide improved performance over disk-based storage solutions, they suffer from the “Write Cliff” issue, a phenomenon that refers to a significant spike in latency and slower I/O response times experienced by flash memory during erase cycles. This often prevents other flash-based storage solutions from delivering predictable and sustainable performance during periods of peak workloads. Additionally, the performance scalability of other flash-based storage solutions is restricted by the limitations of storage controller technologies and software algorithms that were not specifically designed for flash technology.

•

High cost per transaction and overall total cost of ownership. Disk-based and other flash-based storage solutions are not typically optimized to reduce the cost of storage associated with the execution of individual transactions of high-speed applications, which we refer to as cost per transaction. In addition, the current approach of over-provisioning storage resources to address the performance gap increases facilities costs, management overhead and energy consumption.

•

Not designed for virtualization and cloud-based environments. Disk-based storage solutions are designed for sequential workloads, not the random I/O patterns inherent in virtualized and cloud-based environments. While other flash-based storage solutions deliver improved performance over disk-based storage solutions, they are generally unable to provide the sustained and scalable performance required by I/O intensive virtualized and cloud-based environments.

Limitations of Disk-Based Storage Solutions in Addressing Virtual Environments

As a result of these limitations, we believe there is a pressing need for a fundamentally new approach to provide sustained high-performance storage that offers low latency, high bandwidth and extensive capacity as well as enterprise-class reliability, availability and serviceability. In addition, these solutions must enable enterprises to realize capital expenditure and operational cost savings by simplifying their data center environments.

Our Solution

We have pioneered a new class of high-performance flash-based storage systems that are designed to cost-effectively address the shortcomings of traditional solutions and bring storage performance in line with high-speed applications, servers and networks. Our Flash Memory Arrays are specifically designed at each level of the system architecture starting with memory and optimized through the array to leverage the inherent capabilities of flash memory and meet the sustained high-performance requirements of business-critical applications, virtualized environments and Big Data solutions in enterprise data centers. Our Flash Memory Arrays integrate enterprise-class hardware and software technologies to cost-effectively address the limitations of both disk-based and other flash-based storage solutions. Our systems are based on a four-layer hardware architecture that enables sustained performance during periods of peak workload as well as high reliability and availability through our intelligent, fail-in-place and hot-swappable modules, which we refer to as Violin Intelligent Memory Modules, or VIMMs. Our module design enables the delivery of sustained performance and uninterrupted data access in the event of a failure of one or more flash memory chips within a VIMM. Our storage systems are tightly integrated with our vMOS software stack, which includes our proprietary hardware-accelerated vRAID data protection technology, to optimize the management of flash memory at each level of our system architecture.

Our Flash Memory Arrays address fundamental challenges in the data center and deliver critical benefits to enterprises, including:

•

Low latency and fast response times. Our high-performance systems significantly reduce latency and enable fast response times across multiple write and read processes. Our solutions provide lower predictable latency when compared to disk-based solutions as a result of our parallel system and proprietary hardware-accelerated management algorithms. This allows servers to process more data efficiently and quickly, thereby eliminating disruption from peak workloads and accelerating application performance. For example, according to a study we commissioned by Enterprise Strategy Group, a single 6000 Series Flash Memory Array generated 750,000 IOPS while two 6000 Series Flash Memory Arrays yielded nearly 1.4 million IOPS at sustained response times of under a millisecond, performance levels that are orders of magnitude faster than those delivered by comparable disk-based storage solutions.

•

Sustained and scalable high performance. Our Flash Memory Arrays provide enterprises with the sustained high performance required to run mission-critical applications in today’s random I/O workload environments. Our Flash Memory Arrays overcome the Write Cliff issues experienced by other flash-based storage solutions to increase throughput, reduce latency and provide sustained performance through the use of proprietary hardware-accelerated data protection and management algorithms. Further, we believe our vMOS software stack enables our Flash Memory Arrays to scale performance more effectively than disk-based and other flash-based storage solutions on a sustained basis. For example, according to a study we commissioned by Enterprise Strategy Group, an 11-hour test of a single SSD revealed a 50% performance drop after the first 45 minutes, which persisted throughout the entire duration, while a 360,000 IOPS test on our 6000 Series Flash Memory Array with four kilobyte, or 4KB, random writes for more than 11 hours resulted in no performance degradation or increase in latency.

•

Low cost per transaction and overall total cost of ownership. Our solutions can generate significant savings on a cost per transaction basis and provide greater return on investment to enterprises. A single Flash Memory Array delivers sufficient IOPS per rack unit, or performance density, to replace multiple racks of disk-based storage solutions. Accordingly, our Flash Memory Arrays can potentially provide improvements of up to 77% less power and 81% less cooling requirements compared to a competitive disk-based storage solution. Additionally, the enhanced performance provided by our solutions offer significant opportunities for infrastructure consolidation, which reduces both capital and operating expenses necessary to manage data center assets.

•

Designed for virtualized and cloud-based environments. Our Flash Memory Arrays are designed to deliver the sustainable and scalable performance required by random I/O workloads generated in virtualized and cloud-based environments. Our systems are optimized to enable the consolidation of thousands of virtual servers to share a common storage infrastructure while significantly increasing host CPU utilization. Additionally, unlike many other flash-based storage solutions, our Flash Memory Arrays are highly interoperable with existing virtualization infrastructures, allowing IT managers to leverage existing data center networking and operating systems in both virtual and cloud-based environments without making changes to management software.

Our Solution Addresses the I/O Bottleneck in Virtual Environments

Case Studies

The following case studies provide examples of how end-customers have benefited from our solution:

•

Anglia Ruskin University virtual desktop infrastructure, or VDI, deployment. Anglia Ruskin University in the United Kingdom was seeking to design a new 300-seat student IT open access area with reduced power consumption to meet its efficiency objectives. To minimize the number of traditional PCs while simultaneously supporting the growing use of IT and media-rich applications, the University decided to implement a new VDI strategy. However, the University faced several challenges, including providing a PC-like or better experience while minimizing storage infrastructure, power and cooling costs. After evaluating multiple options, the University selected our 3000 Series Flash Memory Arrays, which reduced power consumption by 30 to 40% per user compared to traditional PCs and monitors, lowered boot time from eight or nine minutes to between 30 and 60 seconds and delivered a VDI solution with similar capital expenditures to a PC deployment with additional savings in ongoing support and management costs.

•

DataQuick database consolidation. DataQuick, a leading real estate information solutions provider, wanted to increase the amount of timely analytical information provided to its subscribers beyond what its existing storage infrastructure was capable of, while at the same time lowering the cost of providing that data. With a cluster of 13 servers, running Microsoft SQL servers connected to either a leading storage vendor’s network or direct attached storage, national records were taking, at peak performance, 12 hours to be updated. After evaluating our solution, DataQuick deployed two of our Flash Memory Arrays, consolidating the 13 servers down to two servers, while significantly reducing the national record processing time to 2 hours and 12 minutes. By implementing our solution, DataQuick was able to exceed their subscribers’ needs and deliver timely analytical information required for effective decision-making while requiring one-sixth of the storage footprint. Since their original implementation in September 2009, DataQuick has added four additional Flash Memory Arrays to expand their data processing applications.

Our Strategy

Our objective is to be the leading supplier of high-performance enterprise storage systems for business-critical applications, virtualization and Big Data solutions. Key elements of our strategy include:

•

Continue to pursue technology and product innovation to bring storage capabilities in line with advancements in server and network technologies. We intend to continue to innovate and invest in new products, across both server- and array-based configurations, designed to leverage the capabilities of future generations of memory technology to cost-effectively provide greater levels of sustained performance. We intend to continue to integrate software into our hardware to build an end-to-end storage platform that further enhances analytics capabilities and other embedded applications. Through both internal development and relationships with third-party technology leaders, we intend to enhance our vMOS software stack to incorporate additional data management functionality.

•

Maintain high levels of customer engagement to drive sales. We intend to drive further penetration and deployment of our high-performance Flash Memory Arrays within our existing base of over 100 end-customers globally. Many of our customers initially deploy our solutions on a limited scale, tiered with disk-based storage solutions, which provides us with significant opportunities to sell more of our products as their storage performance and capacity requirements increase. We believe we are well positioned to benefit as our customers expand their investments in high-performance storage offerings, and we intend to continue to maintain our high levels of engagement with our existing customers. In addition, our close relationships and frequent dialogues with our customers contribute to our development activities and enable us to introduce future products that anticipate specific customer needs.

•

Continue to grow our relationships with systems vendors and technology partners to accelerate the adoption of our solutions. We have established relationships with a number of industry-leading systems vendors, including Dell, Hewlett-Packard, IBM and Super Micro, and intend to leverage their distribution capabilities to expand our global reach to customers in diverse end markets. We believe that the integration of our solutions into systems vendor platforms validates our technology and provides us with valuable feedback that assists in developing new products that address the critical business needs of our end-customers. In addition to Toshiba, we also collaborate with other key technology leaders, such as IBM, Microsoft, SAP and Symantec, to help design reference architectures and integrate our Flash Memory Arrays with their software solutions. We intend to expand our existing relationships while establishing new relationships with leading software, memory and storage hardware vendors globally.

•

Invest in our global distribution channel to expand our international presence. We intend to leverage and expand our relationships with our resellers to more effectively penetrate existing and new markets. Our solutions are already sold in more than 15 countries, but we believe that international markets represent a significant opportunity for further growth. We intend to continue to grow our operations in Europe and Asia and further expand our geographic reach by continuing to invest in our direct sales teams and network of resellers in international markets.

•

Opportunistically pursue strategic acquisitions and investments. We intend to evaluate complementary businesses and discrete hardware and software technologies to accelerate our go-to-market strategy and extend our market leadership position. In addition, we expect to opportunistically make strategic investments in, or pursue acquisitions of, companies with innovative technologies that will broaden the features and capabilities of our solutions, extend our product portfolio, increase our geographic presence or expand our market share.

Technology

Our high-performance Flash Memory Arrays integrate enterprise-class hardware and software technologies to cost-effectively address shortcomings found in both disk-based and other flash-based storage solutions. Our differentiated hardware platform incorporates a four layer architecture that enables low, predictable latency with sustained performance under peak workloads, as well as high reliability and availability through intelligent fail-in-place and hot-swappable modules. Using this architecture designed specifically for memory storage, our systems utilize both single level cell, or SLC, and multi-level cell, or MLC, memory technologies in an all-flash array. Integrated with our hardware architecture is our powerful vMOS software stack, which is engineered to optimize the management of flash at a memory- and array-level to ensure interoperability with existing data center operating systems. We have an extensive technology and supply relationship with Toshiba, a leading supplier of flash memory. Through our strategic relationship, we have developed a fundamental understanding of Toshiba’s flash specifications at the memory level, which we believe allows us to optimize our hardware and software technologies to unlock the inherent performance capabilities of flash memory. Additionally, our frequent interaction with Toshiba’s engineering teams provides us with deep insights into Toshiba’s product development roadmap for flash memory. This enables us to engineer our products for future generations of memory technology, which we believe provides us with a significant competitive advantage.

Overcoming Flash Management Challenges

Flash memory is a media that becomes progressively slower and more error-prone as data is repeatedly written, read and erased. We believe that without the implementation of intelligent software and controller technologies that have been purpose-built to address the technical challenges of flash memory, the performance sustainability and durability of flash-based storage solutions are severely limited. Our proprietary hardware-accelerated vRAID technology, which is a key component of our vMOS software stack, solves several key challenges that prevent sustained performance during the read/erase cycle. Flash memory can be read very quickly but must be written more slowly due to the sequential nature of the writing process; further, once a flash memory block is full, it cannot be rewritten without erasing and recovering that particular flash block, which takes much longer than reading or writing. This asymmetry creates problems when the individual blocks that comprise a flash device become full, requiring empty space to be recovered to allow more writes. The recovery process, also known as grooming or garbage collection, requires that currently accessed data be gathered and placed into a free block so that the targeted block can be erased. In other flash-based storage solutions, grooming activities are performed in software using the server processor, reducing computing bandwidth and potentially impacting performance in demanding enterprise environments. Such degradation in performance, commonly referred to as a Write Cliff, results in a significant decrease in throughput and large spikes in latency. We believe our hardware-accelerated approach and deep software integration expertise enable us to handle the Write Cliff phenomenon more efficiently than other flash-based storage solutions, enhancing the performance of both server- and array-based configurations.

Illustration of SSD Performance Suffering from Write Cliff Issues

Flash Memory Array System Architecture

Key components of our differentiated four-layer hardware architecture include:

•

Custom-designed flash controllers. Our proprietary flash controllers are tightly integrated with individual flash memory chips and provide the foundation for the three higher layers of our system architecture. Active communication with higher system layers enables the controller to intelligently schedule reads, writes and erases to minimize latency and maximize performance.

•

Intelligent memory modules. Our system architecture aggregates flash memory chips into hot-swappable intelligent memory modules, which we refer to as VIMMs. Each VIMM contains a hardware-accelerated translation layer that provides essential process and correction functions, such as wear-leveling and error/fault management. Our module design enables the delivery of sustained performance and uninterrupted data access in the event of a failure of one or more flash memory chips within a VIMM. In addition, our architecture optimizes the data grooming process by allowing it to be performed intelligently across individual VIMMs without consuming CPU or system resources, unlike other flash-based storage solutions. Our arrays are populated with SLC or MLC VIMMs depending on the performance and capacity requirements of our customers.

•

Violin vXM switched memory tightly integrated with vRAID. Our Violin Switched Memory, or vXM, delivers high resiliency and performance scaling across a network of flash memory modules. vXM incorporates each VIMM into a reliable, switched network of memory elements and provides fault isolation, instantaneous re-routing of data traffic and automated re-striping of data in the event of a complete failure of one or more VIMMs. Our vXM design enables hot-swapping and in-place upgrades of VIMMs, flash controllers and other system controller elements for uninterrupted operation. Unlike other memory interconnects, vXM was custom-designed to support large topologies and fault tolerance while enabling multiple memory types. In conjunction with our proprietary vRAID data distribution and protection method, vXM provides the core fabric for delivering reliable data persistence and scalable performance in our Flash Memory Arrays.

•

Array controller. Our array controller is a low latency system controller that provides network connectivity to flash memory capacity through various standards-based storage protocols. The array controller orchestrates memory virtualization, logical capacity management, and load-balancing functions of our Flash Memory Arrays.

Our flash memory system architecture is designed to not only meet the latency and throughput needs of today’s enterprise applications, such as databases, ERP, CRM and virtual servers, but also to scale to address the high-performance demands of next-generation of cloud-based applications.

Our Four-Layer Hardware Architecture

vMOS Software Stack

Our vMOS software stack is specifically designed to optimize the storage and management of data on flash. vMOS is a broad suite of management capabilities that provides data protection, systems management, capacity management and load balancing of data storage on flash. The key components of our vMOS software stack include:

•

vRAID. Our proprietary Flash vRAID methods provide hardware-accelerated RAID data protection and a fundamentally more efficient and higher performance solution than existing RAID implementations that are not designed for flash. Our vRAID technology manages RAID groups and flash maintenance across the Flash Memory Array’s vRAID groups, where any vRAID group can access any VIMM. VIMMs are combined in groups of five to comprise one vRAID group. Our vRAID algorithm significantly lowers latency by enabling massively parallel data striping for high throughput and IOPS. Further, vRAID enables fail-in-place support of VIMMs and fast rebuilds that have minimal impact on application performance.

•

vSHARE. Our vSHARE software virtualizes flash memory resources and provides dynamic storage management functions. vSHARE enables the configuration, provisioning and management of block storage and multipath connectivity functions for our Flash Memory Arrays. Additionally, vSHARE provides low-latency access to data over Fibre Channel, PCIe, iSCSI and Infiniband protocols.

•

vCLUSTER. Our vCLUSTER management system provides high availability clustering along with integrated management of multiple memory arrays from a single web-based management console. Our vCLUSTER system provides monitoring, alerting, statistical reporting and systems management for our Flash Memory Arrays.

We believe that vMOS provides us with a significant advantage over disk-based and other flash-based storage solutions.

Products

Our Flash Memory Arrays are specifically designed at each level of the system architecture starting with memory and optimized through the array to leverage the inherent capabilities of flash memory and meet the sustained high-performance requirements of business-critical applications, virtualized environments and Big Data solutions in enterprise data centers. Our products consist of integrated hardware and software offerings, which we provide in different configurations based upon individual customer’s needs.

Our suite of products consists of the following:

3000 Series Flash Memory Array

Our 3000 Series Flash Memory Array consists of modular 3 rack unit (RU) memory arrays that can be configured with up to 20 terabytes of storage capacity. Our 3000 Series is available based on either SLC or MLC flash technology. The 3000 Series can scale to more than 280 terabytes in a rack with performance of over two million IOPS. We offer different flash memory array solutions within our 3000 Series which are designed to meet various requirements from our customers, including a variety of capacities, features, performance criteria and price points.

6000 Series Flash Memory Array

Our newest generation 6000 Series Flash Memory Array consists of an integrated highly available, fault-tolerant system. Our 6000 Series is available based on either SLC or MLC flash technology. Systems based on SLC can support up to 16 terabytes per array with performance of up to one million IOPS. Systems based on MLC can support up to 32 terabytes per array with performance of up to 500,000 IOPS. We offer different flash memory array solutions within our 6000 Series which are designed to meet various requirements from our customers, including a variety of features, performance criteria and price points.

The following table contains a summary of the benefits and features of the individual products we sell in our 3000 and 6000 Series Flash Memory Array:

	3100	3200	6200	6600
Form factor	3RU	3RU	3RU	3RU
Flash type	MLC	SLC	MLC	SLC
Capacity	Up to 20TB	Up to 20TB	Up to 32TB	Up to 16TB
I/O connectivity	PCIe, 4/8GB/s FC, 10GbE iSCSI		PCIe G2, 4/8GB/s FC, 10GbE iSCSI, 40GB/s QDR Infiniband

Customer Support

We offer a variety of support programs based on the needs of our end-customers. Our customer service and support programs involve hardware support, software support and software updates along with other product support such as on-site or classroom training, on-site professional services, Internet access to technical content and 24-hour telephone and email access to technical support personnel.

Beyond our standard product and software warranties, we provide three tiers of support offerings. Our entry-level support offering, or our bronze offering, provides for technical support at varying response times depending on the customer support issue, delivery of replacements parts and software and firmware maintenance updates. Our silver support offering includes all of the support in our bronze offering with accelerated response times as well as part replacement by a qualified field service technician, standard system installation for initial systems installations and administrative-level training for two attendees at one of our designated sites.

We also sell premium support, which we refer to as our gold-level support offering. Our gold-level support includes all of the items included in our silver support offering with faster target response times for technical support matters and replacement parts, including delivery of replacement parts within four hours of customer requests.

Our service contracts typically have either a one-year or three-year term. In some circumstances, we rely on authorized service providers in certain locations to deliver on-site customer support, system maintenance and part replacement. We work closely with these authorized service providers to train and certify them to provide support for our products. We and our authorized service providers rely upon IBM, our third party hardware maintenance provider, to provide vendor neutral hardware support and repair services to our end-customers.

Sales and Marketing

We sell our products to end-customers either directly or through resellers, as well as to large systems vendors, who in turn incorporate our products into their solutions. We also work with technology partners, such as large software providers, to integrate and market our products with their solutions. We refer to our network of systems vendors, resellers and technology partners as our channel partners.

In our direct sales efforts, our sales team directly engages with the end-customer to understand customer needs and articulate the benefits and features of our products. For large end-customers, we establish an account team that manages our relationship with the end-customer. An account team may include members of our sales staff, service and support professionals and technical resources. Our sales process often involves installing trial deployments of our Flash Memory Arrays, which allows us to demonstrate our value proposition to the end-customer. In our direct sales efforts, we complete most of our sales through resellers, who manage our sales with some of our end-customers. Even when a reseller is involved in a sale, we are directly engaged with the end-customer of our products.

We also sell to systems vendors, where we focus on integrating our product into a broader enterprise solution offered by these vendors. We then work with our systems vendor partners to co-market our solutions and typically offer service and support to the end-customer together with our partner. In addition, we establish relationships with other technology providers, such as large software providers. We integrate our storage systems with their software and other technologies to offer a comprehensive solution to end-customers.

We work closely with our channel partners to promote and sell our products. As of July 31, 2012, we had over 60 channel partnerships, including CompSec, Dell, Inc., ePlus, Hewlett-Packard Company, International Business Machines, Mainline and Super Micro Computing Inc., covering over 15 countries. We may seek to selectively add new channel partners, particularly in additional regions outside North America, to complement or expand our business.

Our marketing efforts are focused on building brand awareness and qualifying sales leads for new and existing customers. We employ an international team of marketing professionals and utilize our network of systems vendors, resellers and other technology partners for additional marketing efforts. In addition to our marketing employees, we engage outside marketing professionals to augment our marketing capabilities and expand our international marketing reach. Our marketing team is responsible for branding, product marketing and managing our channel marketing programs. We rely on a variety of marketing vehicles, including trade shows, advertising, public relations, industry research, our website and collaborative relationships with technology vendors.

We maintain sales offices in the United States, as well as in China, Japan, Singapore and the United Kingdom. As of July 31, 2012, we had 179 sales and marketing employees worldwide.

Customers

Our products are used in a variety of markets, such as financial services, Internet, government, media and entertainment. In most cases, we have sold our products to large systems vendors or through resellers. When we sell through resellers, we establish direct communications with the end-customers who make the decision to purchase our products. End-customers that have purchased our products either directly from us or through resellers include: AOL, Bank of America, eBay, Fidelity, ICAP, Nirvanix, Tracfone Wireless, USAA, the U.S. Federal government and 24/7 RealMedia.

Our top five customers accounted for 86%, 72%, 83%, 77% and 54% of our revenue for fiscal 2010, 2011, 2012 and for the six months ended July 31, 2011 and July 31, 2012, respectively. In fiscal 2012, Hewlett-Packard, a large systems vendor accounted for 65% of our revenue. In the six months ended July 31, 2012, Super Micro, a reseller, represented 15%, CompSec represented 13% and ePlus, a reseller, represented 10% of our revenue. It is our understanding that CompSec purchased our products for resale to the U.S. Federal government, Super Micro purchased all of our products for resale to Trunkbow International Holdings, Ltd. and ePlus purchased all of our products for resale to AOL. We expect that sales of our products to a limited number of customers will continue to account for a majority of our revenue in the foreseeable future.

We derived 100%, 92%, 65% and 75% of our revenue from sales to customers located in the United States in fiscal 2010, 2011 and 2012 and in the six months ended July 31, 2012, respectively.

Research and Development

We believe continued investment in research and development is critical to our business. We work closely with our customers to understand their current and future needs and have designed a product development process that integrates our customers’ feedback as a key component.

As of July 31, 2012, we had 165 employees in our research and development organization, including 82 employees in software development. Substantially all of these employees were located at our headquarters in Mountain View, California. We plan to continue to dedicate significant resources to continued research and development efforts.

Our research and development expenses were $3.0 million in fiscal 2010, $9.7 million in fiscal 2011, $26.6 million in fiscal 2012 and $24.9 million in the six months ended July 31, 2012.

Manufacturing

We rely on a single contract manufacturer, Flextronics, to manufacture all of our products, manage our supply chain and, alone or together with us, negotiate component costs. We place orders with our contract manufacturer on a purchase order basis, and in general, we engage our contract manufacturer to manufacture products to meet our forecasted demand or when our inventories drop below certain levels. Our contract manufacturer works closely with us to improve the manufacturability and quality of our products.

We believe that our manufacturing and logistics processes allow us to preserve our working capital, reduce manufacturing costs and optimize fulfillment while maintaining product quality and flexibility. Our operations group oversees the manufacturing process and maintains relationships with our manufacturing partner and component suppliers. Historically, we have not experienced significant delays in fulfilling customer orders and we maintain a good track record of on-time delivery. In addition, we have not experienced any significant manufacturing capacity or material constraints. In the future, we may need to add manufacturing partners to satisfy our production needs.

We source the components included in our products from various suppliers and consign certain components to Flextronics for final assembly. We have not historically had any material issues procuring desired quantities of components necessary for production. We have an agreement with Toshiba, our sole supplier for flash components, although there is no guarantee of supply or fixed pricing in our agreement. We rely on a limited number of suppliers, and in some cases single-source suppliers, for several key components of our products. Neither we nor our contract manufacturer have entered into agreements for the long-term purchase of these components.

Competition

We compete with companies that sell products using various traditional datacenter architectures, including high-performance server- and array-based storage solutions. These may include the traditional data storage providers, including storage array vendors such as Dell, EMC, Hewlett-Packard (3PAR), Hitachi Data Systems and NetApp, which typically sell centralized storage products as well as high-performance storage solutions utilizing SSDs. We also compete with vertically integrated appliance vendors, such as Oracle Corporation and with server-centric flash-based solution providers in limited application use cases, such as Fusion-io. A number of privately-held companies are currently attempting to enter our market, some of which may become significant competitors in the future.

We believe that the principal competitive factors in our market are as follows:

•	sustainable performance, low latency and high bandwidth;

•	serviceability, reliability and availability;

•	flexibility and interoperability with existing data center infrastructure;

•	ease of management;

•	depth of technology collaboration with leading memory suppliers;

•	the ability to provide an integrated hardware and software solution;

•	lowering cost per transaction and total cost of ownership, including space and energy efficiency; and

•	ability to be bundled with system and technology vendors as solutions.

We believe that we compete favorably with our competitors on the basis of these factors. However, the market for data storage products is highly competitive, and we expect competition to intensify in the future. Many of our current competitors have, and some of our potential competitors may have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have.

Intellectual Property

We have nine issued patents and 28 provisional and nonprovisional patent applications in the United States and three issued patents and 51 corresponding patent applications in foreign jurisdictions, as of July 31, 2012 relating to solid-state storage, solid-state memory, software acceleration, and related technologies. We own a registered trademark for “Violin” in the United States, the European Union (Community Trade Mark Registration), China, India and Japan. As of July 31, 2012, we also have six additional registered trademarks and have three trademark applications pending with the U.S. Patent and Trademark Office.

Our core intellectual property relates to our Flash Memory Arrays. Our hardware and software technologies are not materially dependent on any third-party technology. We protect our intellectual property primarily with patents and by generally requiring our employees and independent contractors with knowledge of our proprietary information to execute nondisclosure and assignment of intellectual property agreements. However, the steps we have taken to protect our technology may not be successful in preventing misuse by unauthorized parties in the future. In addition, if any of our products, patents or patent applications is found to conflict with any patents held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents.

Employees

As of July 31, 2012, we had 374 employees, including 179 employees in sales and marketing, 165 employees in research and development, 20 employees in general and administrative and 10 employees in operations. None of our employees is represented by a labor organization or is a party to any collective bargaining arrangement, we have never had a work stoppage and we consider our relationship with our employees to be good.

Facilities

Our headquarters occupy approximately 58,000 square feet in Mountain View, California under a lease that expires in December 2014. In addition, we have offices in Iselin, New Jersey and in China, Japan, Singapore and the United Kingdom. We believe that our current facilities are adequate to meet our ongoing needs and if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Legal Proceedings

On January 5, 2012, Narada Systems, LLC, or Narada, filed suit against us in the Tyler Division of the United States District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,504,786 and 7,236,488. On March 22, 2012, we filed a motion to dismiss the case for improper venue, or in the alternative, to transfer the case to the Northern District of California. The Court has not yet ruled on our motion. The schedule, including trial date, has not been set and the date for the scheduling conference has also not been set. The Narada complaint seeks compensation in an amount up to three times the damages actually found plus costs. In September 2012, we entered into a letter of intent with Narada to settle this lawsuit. Under the proposed terms, Narada will grant us a non-exclusive, world-wide, royalty-free license to Narada’s patents in exchange for a cash payment by us to Narada of $0.7 million and the issuance of our preferred stock with an initial aggregate value of $1.4 million. Our board authorized us to issue to Narada 200,000 shares of Series D convertible preferred stock. If we do not enter into a final settlement agreement with Narada by September 18, 2012, the terms of the letter of intent will be binding on Narada and us.

On August 22, 2012, GCA Savvian Advisors, LLC, or Savvian, filed a suit against us in the San Francisco County Superior Court, alleging breach of contract under a financial advisory services agreement. Savvian seeks payment of $6.1 million for services rendered, as well as interest, damages and attorney’s fees.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of August 1, 2012 are as set forth below:

Name	Age	Position
Donald G. Basile	46	President, Chief Executive Officer and Director
Cory J. Sindelar	43	Chief Financial Officer
Dixon R. Doll, Jr.	44	Chief Operating Officer and Director
Kevin J. Rowett	57	Senior Vice President of Engineering
John A. Kapitula	64	Senior Vice President of Operations
Narayan Venkat	46	Vice President of Product Management
Mark N. Rosenblatt(1)(2)	53	Chairman of Board and Director
Larry J. Lang(2)	48	Director
Jeff J. Newman	54	Director
David B. Walrod(1)(2)	46	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

Donald G. Basile has served as our Chief Executive Officer since April 2009 and as a member of our board of directors since May 2009. Prior to joining us, Mr. Basile served as Chief Executive Officer at Fusion-io, Inc., a provider of data-centric computing solutions, from February 2008 to February 2009 and its Chairman of the Board from August 2006 to February 2009. Prior to that, Mr. Basile served as Vice President of UnitedHealth Group Incorporated, a health care company, from January 2006 to February 2008. Mr. Basile received Ph.D. and M.S. degrees in Electrical Engineering from Stanford University.

Cory J. Sindelar has served as our Chief Financial Officer since December 2011. Prior to joining us, Mr. Sindelar served as the Chief Financial Officer from March 2011 to December 2011 and as a Consultant from December 2010 to March 2011 of Kilopass Technology, Inc., a memory semiconductor company. He also previously served as Chief Financial Officer of Ikanos Communications, Inc., a semiconductor and software provider, from September 2006 to July 2011. Mr. Sindelar holds a B.S. in Business Administration from Georgetown University.

Dixon R. Doll, Jr. has served as our Chief Operating Officer and as a member of our board of directors since July 2009. Mr. Doll has also served on the board of directors of BizzBlizz, Inc., a social commerce automation company, since February 2012. Mr. Doll was previously the Senior Vice President of Sales and Corporate Development at Fusion-io, Inc., a provider of data-centric computing solutions, from February 2008 to February 2009. In January 2002, he founded Longstreet Ventures Private Equity, LLC, an investment and private equity firm, and remained until February 2008. Mr. Doll holds a M.B.A. from the University of Michigan Graduate School of Business and a B.A. in Government from Georgetown University.

Kevin J. Rowett has served as our Senior Vice President of Engineering since January 2010. Before joining us, Mr. Rowett served as Vice President of Engineering of SeaMicro, Inc., a microserver company, from March 2008 to December 2009 and as Chief Technology Officer and a director of Gigafin Networks, Inc. (formerly known as Mistletoe Technologies), a network appliance provider, from September 2003 to March 2008.

John A. Kapitula has served as our Senior Vice President of Operations since December 2011 and as our Chief Financial Officer from October 2009 to December 2011. Previously, Mr. Kapitula served as Vice President of Finance at Vehix, Inc., an automotive shopping and research website operator, from May 2006 to March 2009. Mr. Kapitula holds a M.B.A. from the Tuck School of Business at Dartmouth and an A.B. in Economics from Bowdoin College.

Narayan Venkat has served as our Vice President of Products since March 2012. Prior to joining us, Mr. Venkat served as Vice President of Product Management of VMware, Inc., a provider of virtualization and cloud infrastructure, from February 2011 to March 2012, as Vice President of the Engenio Storage Group of LSI Corporation, a semiconductor and software designer, from July 2009 to February 2011 and as Vice President of Marketing of ONStor, Inc., a provider of Storage Area Network file service solutions from February 2005 to July 2009. Mr. Venkat holds an M.B.A. from the University of Chicago, School of Business, a M.S. in Electrical Engineering from Utah State University and a Bachelor of Engineering from Bharathiar University.

Mark N. Rosenblatt has served as our Chairman of the Board since May 2008 and as a member of our board of directors since September 2006. Mr. Rosenblatt also served as our Executive Chairman from May 2008 to April 2009. Since January 2003, Mr. Rosenblatt has served as a General Partner and director for Rationalwave Associates, LLC, a technology-orientated investment fund. He has also served on the board of directors of Rationalwave Analytics since August 2012 and RiverMeadow Software, Inc. a provider of cloud migration solutions, since February 2012. Mr. Rosenblatt received an M.B.A. and a B.S. in Electrical Engineering from Yale University. Our board of directors has concluded that Mr. Rosenblatt should serve on our board of directors due to his experience as an investor in private and public companies and as a consultant to technology companies, which provides a diversity of experience for his services on our board of directors.

Larry J. Lang has served as a member of our board of directors since May 2010. Since September 2010, Mr. Lang has served as President and Chief Executive Officer of QuorumLabs, Inc., a company which provides high availability and disaster recovery computing products and services. He previously served as Vice President and General Manager of the Services and Mobility Business Unit of Cisco Systems, Inc. from December 2001 to November 2009. Mr. Lang has served on the board of directors of Infineta Systems, Inc., a provider of inter-datacenter, wide-area network optimization solutions, since May 2012 and previously served on the board of directors of BelAir Networks Inc., a provider of carrier-grade Wi-Fi equipment, from March 2010 until May 2012, when it was acquired by Ericsson, Inc. Mr. Lang holds an M.S. in Operations Research from Stanford University and a B.S.E. in Electrical Engineering from Duke University. Our board of directors has concluded that Mr. Lang should serve on our board of directors due to his background of more than twenty years of global business-building experience and as an executive in the technology industry.

Jeff J. Newman has served as a member of our board of directors since March 2009. Mr. Newman has served as Chief Executive Officer of Catalyst Operating, LLC, a professional services firm, since June 1999. He has served on the board of directors of RiverMeadow Software, Inc., a provider of cloud migration solutions, since March 2012, and Cordys Inc., a process orientated software provider, from January 2007 to January 2009. Our board of directors has concluded that Mr. Newman should serve on our board of directors as his background provides a broad perspective into management, strategic leadership and industry experience.

David B. Walrod has served as a member of our board of directors since September 2011. Mr. Walrod has served on the board of directors of LumaSense Technologies, Inc., a provider of temperature and gas sensing instruments, since November 2005, Seros Medical LLC, a medical device developer, since May 2012, Twelvefold Media Inc. (formerly known as BuzzLogic), a digital media company, from May 2011 to December 2011, Superior Care Pharmacy, Inc., a pharmacy service provider, since March 2010 and TrustID, Inc., a provider of physical authentication solutions, since December 2009. Mr. Walrod has served as Executive-in-Residence at Vodafone, a telecommunications provider, since August 2012, as President of SuperiorCare Pharmacy since March 2010, and as a Personal Consultant since April 2007. He has also served as a Venture Partner of Bridgescale Partners, a venture capital investment company, from April 2009 to December 2011. Mr. Walrod received a J.D. from Harvard Law School, a Ph.D. in Physics from the Massachusetts Institute of Technology and a B.A. in Physics from the University of California, Berkeley. Our board of directors has concluded that Mr. Walrod should serve on our board of directors due to his experience of venture capitalist investing in growth technology companies, which brings industry and investment experience to the board of directors.

Directors

Board Composition

The amended and restated certificate of incorporation that will become effective upon completion of this offering provides that the authorized number of directors on our board shall be set forth in our Bylaws. Our Bylaws,which will become effective upon completion of this offering, provide that our board shall consist of not fewer than five and not more than thirteen directors as the board of directors may from time to time determine. Our board of directors will initially consist of seven directors. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	Our Class I directors will be Dixon R. Doll, Jr. and David B. Walrod and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors will be Larry J. Lang, Jeff J. Newman and Mark N. Rosenblatt and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors will be Donald G. Basile and and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Corporate Governance

We believe our corporate governance initiatives comply with the Sarbanes-Oxley Act and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives comply with the rules of the                 . After this offering, our board of directors will continue to evaluate our corporate governance principles and policies.

Our board of directors has adopted a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with laws, rules and regulations, including the Foreign Corrupt Practices Act;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	equal employment and working conditions;

•	record keeping;

•	confidentiality;

•	giving and accepting gifts;

•	compensation or reimbursement to customers;

•	protection and proper use of company assets; and

•	payments to government personnel and political contributions.

Our board of directors has adopted a code of ethics for senior financial officers applicable to our Chief Executive Officer, Chief Financial Officer and other key management employees addressing ethical issues. Upon completion of this offering, the code of business conduct and the code of ethics will each be posted on our website. The code of business conduct and the code of ethics can only be amended by the approval of a majority of our board of directors. Any waiver to the code of business conduct for an executive officer or director or any waiver of the code of ethics may only be granted by our board of directors or our nominating and corporate governance committee and must be timely disclosed as required by applicable law. We also intend to implement whistleblower procedures that establish formal protocols for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to our audit committee.

Director Independence

In September 2012, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that, Messrs. Lang, Rosenblatt and Walrod are “independent directors” as defined under the rules of the             . We intend to appoint an additional independent director prior to the completion of this offering.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various board of directors, standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

We have established an audit committee, compensation committee and nominating and corporate governance committee. We believe that the composition of these committees meets the criteria for independence under, and the functioning of these committees complies with the applicable requirements of, the Sarbanes-Oxley Act, the current rules of the and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us. Each committee has the composition and responsibilities described below:

Audit committee – Messrs. Rosenblatt and Walrod serve on our audit committee. Mr. Walrod is the chairperson of this committee. Our audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, and is directly responsible for the approval of the services performed by our independent accountants and reviewing of their reports regarding our accounting practices and systems of internal accounting controls. Our audit committee also oversees the audit efforts of our independent accountants and takes actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee is also responsible for monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters. Our board of directors has determined that each of the members of our audit committee is an audit committee financial expert, as defined by the rules promulgated by the SEC, and has the requisite financial sophistication as defined under the applicable rules and regulations of the                    .

Compensation committee – Messrs. Lang, Rosenblatt and Walrod serve on our compensation committee. Mr. Walrod is the chairperson of this committee. Our compensation committee assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Our compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, our compensation committee reviews and makes recommendations for approval by the independent members of our board of directors regarding the compensation for our executive officers, establishes and modifies the terms and conditions of employment of our executive officers and administers our stock option plans.

Nominating and corporate governance committee – Messrs.              and              serve on our nominating and corporate governance committee.              is the chairperson of this committee. Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board of directors. In addition, our nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines, and reporting and making recommendations to the board of directors concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

In the past three years, none of the members of our compensation committee is or has in the past served as an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. However, we intend to review and consider future proposals regarding board compensation. We are also required to reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their attendance at board and committee meetings.

The following table sets forth a summary of the compensation earned by non-employee directors for the year ended January 31, 2012:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Larry J. Lang	—	$44,000	$44,000
Jeff J. Newman	—	44,000	44,000
Bert Nordberg(2)	—	44,000	44,000
Mark N. Rosenblatt	—	154,000	154,000
David B. Walrod	—	88,000	88,000

(1)	Amounts listed in this column represent the aggregate fair value of the awards computed as of the grant date of each award in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, rather than amounts paid to or realized by the named individual. Our assumptions with respect to the calculation of these values are set forth above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies- Stock-Based Compensation.” There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the fair value as computed in accordance with FASB ASC Topic 718.
(2)	Mr. Nordberg resigned as a member of our board of directors in July 2012.

(3)	The following table lists all outstanding equity awards held by non-employee directors as of January 31, 2012:

Name	Option Grant Date		Number of Securities Underlying Unexercised Options – Exerciseable	Number of Securities Underlying Unexercised Options – Unexerciseable	Exercise Price of Options($)	Expiration Date of Options
Larry J. Lang	9/6/11	(1)(4)	16,666	83,334	0.71	9/6/21
Jeff J. Newman	1/28/11	(1)(4)	75,000	75,000	0.07	1/27/21
	1/28/11	(2)	0	450,000	0.07	1/28/21
	9/6/11	(1)(4)	16,666	83,334	0.71	9/6/21
	9/6/11	(3)	44,444	355,556	0.71	9/5/21
Bert Nordberg	1/28/11	(1)	75,000	75,000	0.07	1/27/21
	9/6/11	(1)	16,666	83,334	0.71	9/5/21
Mark N. Rosenblatt	9/6/11	(3)	27,777	222,223	0.71	9/5/21
	9/6/11	(1)(4)	16,666	83,334	0.71	9/6/21
David B. Walrod	9/19/11	(1)(4)	33,333	166,667	0.71	9/18/21

(1)	Option award vests at a rate of 1/24th of the total number of shares subject to the option each month after the vesting commencement date. All of the shares subject to the option will immediately vest upon a change of control.
(2)	Option award vests upon attainment of specific milestones related to the occurrence of a strategic transaction.
(3)	Option award vests at a rate of 1/36th of the total number of shares subject to the option for each month of continuous service after the vesting commencement date. Upon a change of control, an additional 12 months of shares will become immediately vested and exercisable.
(4)	All unvested shares will accelerate and become fully exercisable upon the consummation of an initial public offering.

Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers for services rendered to us in all capacities during fiscal 2012:

Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	Option Awards(1)($)	Other($)	Total($)
Donald G. Basile	2012	300,000	1,275,000	801,125	8,400	2,384,525
President and Chief Executive Officer
Dixon R. Doll, Jr.	2012	255,000	150,000	352,000	8,400	765,400
Chief Operating Officer
Kevin J. Rowett	2012	180,000	90,000	84,750	8,400	363,150
Senior Vice President of Engineering

(1)	Amounts listed in this column represent the aggregate fair value of the awards computed as of the grant date of each award in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation-Stock Compensation, or FASB ASC Topic 718, rather than amounts paid to or realized by the named individual. Our assumptions with respect to the calculation of these values are set forth above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies- Stock-Based Compensation.” There can be no assurance that options will be exercised (in which case no value will be realized by the individual) or that the value on exercise will approximate the fair value as computed in accordance with FASB ASC Topic 718.

Amounts represent the aggregate expense recognized for financial statement reporting purposes for the year ended January 31, 2012. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain plan information of equity awards held by our named executive officers as of January 31, 2012:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options – Exerciseable		Number of Securities Underlying Unexercised Options – Unexerciseable	Exercise Price of Options($)	Expiration Date of Options	Number of shares or units that have not vested	Market value of shares or units that have not vested(2)
Donald G. Basile	1,028,233	(2)	—	0.07	11/11/20
	1,820,739	(1)(4)	—	0.07	11/12/20
						1,286,145
Dixon R. Doll, Jr.	650,000		—	0.07	1/27/21
	216,666	(3)(5)	433,334	0.07	1/27/21
	77,777	(3)	403,091	0.71	9/5/21
	3,638	(1)(4)	—	0.71	9/5/21
		(3)	219,132	0.71	9/5/21
	13,028	(1)(4)	83,334	0.71	9/5/21
Kevin J. Rowett	41,666	(3)(5)	83,334	0.07	1/27/21
	31,250	(3)(5)	93,750	0.25	4/26/21
	16,666	(3)	133,334	0.71	9/5/21

(1)	Option award vests at a rate of 1/24th of the total number of shares subject to the option each month after the vesting commencement date. All of the shares subject to the option will immediately vest upon a change of control.
(2)	Option award vests upon attainment of specific milestones related to the occurrence of a strategic transaction.
(3)	Option award vests at a rate of 1/36th of the total number of shares subject to the option for each month of continuous service after the vesting commencement date. Upon a change of control, an additional 12 months of shares will become immediately vested and exercisable.
(4)	All unvested shares will accelerate and become fully vested and exercisable upon the consummation of an initial public offering.
(5)	An additional 12 months of shares will become immediately vested and exercisable upon the consummation of an initial public offering.

Employment Arrangements

In May 2012, we entered into an employment agreement with Donald G. Basile, our President and Chief Executive Officer. This employment agreement set Mr. Basile’s base salary at an annual rate of $400,000, provided that Mr. Basile was eligible to receive an annual bonus targeted at 100% of his base salary. Mr. Basile is entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Basile’s employment agreement provided for an initial term of three years and will be automatically renewed for successive one year periods unless terminated at least 90 days prior to the end of the applicable employment period.

Pursuant to Mr. Basile’s employment agreement, if Mr. Basile is terminated by us without “cause,” or Mr. Basile terminates his employment pursuant to one of the permitted termination reasons outlined in the agreement, Mr. Basile is entitled to receive a lump sum cash payment equal to the greater of an amount equal to (i) the base salary payable for the remainder of the then current employment term, and (ii) the annual salary and maximum bonus for the current year of employment, plus outstanding equity awards shall vest, giving Mr. Basile 1.5 year of additional employment credit, and become immediately exercisable through their original term. In addition, we will pay Mr. Basile’s benefits subject to the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, for the maximum required COBRA period.

If there is a change of control of our company, Mr. Basile may elect to receive a lump sum payment equal to the sum of (i) Mr. Basile’s current base salary, plus (ii) the target bonus amount for the most recently completed full year of employment and all stock options, restricted stock units (with respect to any time-based requirements) and other outstanding equity awards shall immediately vest.

In June 2009, we entered into an offer letter agreement with Dixon R. Doll, Jr., our Chief Operating Officer. This offer letter agreement set Mr. Doll’s base salary at an annual rate of $240,000 and provided that Mr. Doll was eligible to receive an annual bonus of up to $130,000. Since entering into this offer letter, our board of directors has adjusted Mr. Doll’s base salary and target bonus amounts. Mr. Doll is also entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans. Mr. Doll’s offer letter agreement provides that he is an at-will employee and his employment may be terminated at any time by him or us.

Pursuant to Mr. Doll’s offer letter agreement, if Mr. Doll is terminated by us without cause or Mr. Doll resigns for good reason, Mr. Doll will be entitled to receive (i) 12 months of salary continuation, (ii) the pro rata portion of his annual bonus, (iii) accelerated vesting equal to 50% of any outstanding equity awards, and (iv) reimbursement for any premiums paid for continued health benefits for Mr. Doll and his eligible dependents for 12 months.

If Mr. Doll is terminated without cause or if Mr. Doll resigns for good reason and such termination is in connection with a change of control, (i) 12 months of salary continuation, (ii) 100% of his annual bonus, (iii) accelerated vesting equal to 100% of any outstanding equity awards, and (iv) reimbursement for any premiums paid for continued health benefits for Mr. Doll and his eligible dependents for 12 months.

Potential Payments Upon Termination or Change of Control

The following table summarizes the payments that would be made to our named executive officers upon termination of employment qualifying for severance benefits not in connection with a change in control, the occurrence of a change of control or a termination of employment qualifying for severance benefits following a change of control, assuming that each named executive officer was terminated without cause not in connection with a change in control on January 31, 2012, that a change of control of our company occurred on January 31, 2012, or in the event that each named executive officer’s involuntary termination of employment with our company occurred on January 31, 2012 within 18 months following a change of control, as applicable. Amounts shown do not include (i) accrued but unpaid salary through the date of termination, (ii) other benefits earned or accrued by the named executive officer during his employment that are available to all salaried employees, such as accrued vacation, (iii) any earned but unpaid annual bonus for any annual bonus period which had ended prior to termination, or (iv) any equity awards received by the named executive officers after January 31, 2012.

Name	Termination without cause not in connection with a Change of Control		Change of Control		Involuntary Termination within 18 months after a Change of Control
Donald G. Basile
Cash Severance		$800,000		$700,000		$800,000
Acceleration of Stock Options(1)
Continued Health Benefits(2)

Total	$		$		$

Dixon R. Doll, Jr.
Cash Severance		$400,000		$—		$400,000
Acceleration of Stock Options(1)
Continued Health Benefits(2)

Total	$		$		$

Kevin J. Rowett
Cash Severance		$—		$—		$—
Acceleration of Stock Options(1)
Continued Health Benefits(2)

Total	$		$		$

(1)	The value of accelerated stock options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between (i) the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and (ii) the per share exercise price of the accelerated option.
(2)	Represents the aggregate full premium payments that would be required to be paid to or on behalf of each named executive officer to provide continued health insurance coverage under COBRA (based on the executive’s health insurance coverage as of January 31, 2012) for the maximum period available to the named executive officer.

Each executive will not receive a gross-up payment if the executive officer is required to pay excise tax under Section 4999 of the Internal Revenue Code.

In addition to the benefits described above, our 2005 Stock Plan provides for the acceleration of vesting of awards in certain circumstances in connection with a change of control of our company. See “Employee Benefit Plans” below.

Retirement Plans

Except as described below, we currently have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

We maintain a 401(k) plan that is tax-qualified for our U.S. employees, including our named executive officers. We do not offer employer matching or other employer contribution to our 401(k) plan.

Employee Benefit Plans

2005 Stock Plan

Our Amended and Restated 2005 Stock Plan, or 2005 Stock Plan, was initially adopted by our board of directors in July 2005 and was subsequently approved by our stockholders. The purpose of the 2005 Stock Plan is to promote the long-term success of the company and the creation of stockholder value by: (i) encouraging our employees, directors and consultants to focus on critical long-range objectives, (ii) encouraging the attraction and retention of our employees, directors and consultants with exceptional qualifications, and (iii) linking employees, directors and consultants directly to stockholder interests through increased stock ownership.

Our 2005 Stock Plan provides for the grant of nonstatutory stock options, restricted stock units and restricted stock awards to our employees, directors and consultants and our subsidiaries’ employees and consultants, and incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, which may be granted only to our employees and our subsidiaries’ employees. Our board of directors administers our 2005 Stock Plan. The administrator has the authority to determine the terms and conditions of the awards granted under our 2005 Stock Plan.

Share reserve – As of July 31, 2012, 57,959,192 shares of common stock have been authorized for issuance under the 2005 Stock Plan. As of July 31, 2012, options to purchase, and restricted stock unit grants in respect of, a total of 24,486,718 shares of common stock were outstanding under the 2005 Stock Plan. If an option, an award to purchase restricted stock or a restricted stock unit award expires or is cancelled for any reason, the shares allocable to the unexercised portion of such option or the unvested portion of such award will become available for future award under the 2005 Stock Plan. If a share previously issued under the 2005 Stock Plan is reacquired pursuant to a forfeiture provision, then such a share will again become available for award under the 2005 Stock Plan.

Administration – Our board of directors administers the 2005 Stock Plan. The board of directors may delegate any of its administrative functions to a committee. Subject to the provisions of our 2005 Stock Plan, the administrator may take all actions it deems necessary or advisable for the administration of the 2005 Stock Plan. All actions of the administrator will be final and binding on all persons.

Stock options – The administrator may grant incentive and/or nonstatutory stock options under our 2005 Stock Plan; provided that incentive stock options are only granted to employees. The exercise price of options granted under the plan must be equal to or greater than 100% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. Provided, however, that an incentive stock option held by an optionee who owns more than 10% of the total combined voting power of all classes of our stock, our parent or any of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The exercise price for an option may be paid in cash or cash equivalents. In addition, the administrator may allow for payment by surrender of shares, promissory note, cashless exercise, pledge of shares or other forms of payment as may be permitted by our board of directors. Subject to the provisions of our 2005 Stock Plan, the administrator determines the remaining terms of the options (e.g., exercisability and vesting). The administrator may permit an optionee to exercise his or her option as to shares that have not vested, subject to our right to repurchase any shares unvested as of the optionee’s termination of service at the lower of the original exercise price or the then-current fair market value of the shares. After an optionee’s termination of service, the optionee may exercise his or her option, to the extent vested as of the date of termination, for a period of three months (or twelve months in the case of termination due to death or disability) following such termination. However, in no event may an option be exercised later than the expiration of its term.

Restricted shares – The plan administrator may award restricted shares or grant stock purchase rights under the 2005 Stock Plan. The terms of the award of restricted shares will be set forth in a restricted share agreement between the purchaser and us. Any right to acquire shares, other than options, shall automatically expire if not exercised by the purchaser within thirty days after we communicate the grant of such right to the purchaser. Awards of restricted shares or shares received upon the exercise of a stock purchase right may be subject to forfeiture conditions, rights of repurchase, rights of first refusal and other restrictions as set forth in the applicable restricted share agreement. Once a stock purchase right is exercised, the purchaser will generally have all of the rights of a stockholder with respect to such shares, other than the right to transfer such shares before vesting.

Restricted stock units – Restricted stock units, or RSUs, give recipients the right to acquire a specified number of shares of stock at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the plan administrator and as set forth in a restricted stock unit agreement. Unlike restricted stock, the stock underlying stock RSUs will not be issued until the stock units have vested and are settled, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. The plan administrator may elect to settle vested stock units in cash or in common stock or in a combination of cash and common stock. Subject to the terms of our 2005 Stock Plan, the plan administrator determines the terms and conditions of any RSU award, which will be set forth in a stock unit agreement to be entered into between us and each recipient. To date, the RSUs that have been awarded by the plan administrator vest upon satisfaction of both a service condition and a liquidity condition. The service condition for the majority of the RSUs that have been granted to date is satisfied over three years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or an initial public offering. Under the terms of our 2005 Stock Plan, the shares underlying RSUs are to be delivered to holders that satisfy both of these conditions, except in the case of the initial public offering, in which case settlement is to occur upon the earlier of 181 days following our initial public offering or March 15th of the year following the completion of our initial public offering.

Transferability – Our 2005 Stock Plan generally does not allow for options to be transferred in any manner other than by will or the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by our board of directors, a nonstatutory stock option may be transferred to a family member or trust to the extent permitted by applicable laws.

Adjustments – If any change is made in our common stock subject to the 2005 Stock Plan including a subdivision, stock dividend, dividend payable in a form other than stock that has a material effect on our shares, a combination or consolidation, a recapitalization, a spin-off or a similar occurrence, then equitable adjustments will be made to one or more of the following: the number of shares available under the 2005 Stock Plan, the number of shares covered by each outstanding option or the exercise price under each outstanding option and the price of shares subject to our right to repurchase.

Corporate transaction – If the Company is a party to a merger or other reorganization, outstanding awards under the 2005 Stock Plan will be subject to the terms of the agreement of merger or reorganization. Such agreement may provide for one or more of the following: (i) the continuation of outstanding options by the company, (ii) if the Company is the surviving corporation, the assumption of the outstanding awards by the surviving corporation or its parent or subsidiary, (iii) the substitution by the surviving corporation or its parent or subsidiary of its own awards for the awards under the 2005 Stock Plan, (iv) immediate exercisability or vesting and accelerated expiration of outstanding options under the 2005 Stock Plan followed by the cancellation of such awards, or (v) settlement of the full value of the outstanding awards under the 2005 Stock Plan in cash or cash equivalents followed by cancellation of such awards.

Plan amendments and termination – Our board of directors may at any time amend, suspend or terminate the 2005 Stock Plan. Certain amendments which materially alter or impair the rights of existing option holders require an optionee’s consent. Our 2005 Stock Plan will automatically terminate on June 15, 2020, unless we terminate it sooner.

Upon the completion of this offering, the 2005 Stock Plan will be terminated and no shares of our common stock will remain available for future issuance under the 2005 Stock Plan. Shares originally reserved for issuance under our 2005 Stock Plan but which are not issued or subject to outstanding grants on the effective date of the 2012 Stock Incentive Plan, and shares subject to outstanding options under our 2005 Stock Plan on the effective date of the 2012 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, and shares subject to vesting restrictions under the 2005 Stock Plan that are subsequently forfeited, up to a number of additional shares not to exceed an aggregate of shares, will again become available for awards under our 2012 Stock Incentive Plan on the date the 2012 Stock Incentive Plan becomes effective.

2012 Stock Incentive Plan

General – Our 2012 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in                     , 2012.

The 2012 Stock Incentive Plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees and the granting of nonstatutory stock options to employees, non-employee directors, advisors and consultants. The 2012 Stock Incentive Plan also provides for the grants of restricted stock, stock appreciation rights and stock unit awards to employees, non-employee directors, advisors and consultants.

Administration – The compensation committee of our board of directors will administer the 2012 Stock Incentive Plan, including the determination of the recipient of an award, the number of shares subject to each award, whether an option is to be classified as an incentive stock option or nonstatutory option, and the terms and conditions of each award, including the exercise and purchase prices and the vesting or duration of the award.

At the discretion of our board of directors, our compensation committee may consist solely of two or more “non-employee directors.” To the extent required by our board of directors, the composition of our compensation committee may satisfy the requirements for plans intended to qualify for exemption under Rule 16b-3 of the Exchange Act and Section 162(m) of the Internal Revenue Code. Our board of directors may appoint one or more separate committees of our board of directors, each consisting of one or more members of our board of directors, to administer our 2012 Stock Incentive Plan with respect to employees who are not subject to Section 16 of the Exchange Act. Subject to applicable law, our board of directors may also authorize one or more officers to designate employees, other than employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, to receive awards under our 2012 Stock Incentive Plan and/or determine the number of such awards to be received by such employees subject to limits specified by our board of directors.

Authorized shares – Under our 2012 Stock Incentive Plan,             shares of our common stock have been authorized for issuance. In addition, the number of shares that have been authorized for issuance under the 2012 Stock Incentive Plan will be automatically increased on the first day of each fiscal year beginning in fiscal 2014 and ending in fiscal 2023, in an amount equal to the least of (i)             shares, (ii)     % of the outstanding shares of our common stock on the last day of the immediately preceding year or (iii) another amount determined by our board of directors. Shares subject to awards granted under the 2012 Stock Incentive Plan that are forfeited or terminated before being exercised or settled, or are not delivered to the participant because such award is settled in cash will again become available for issuance under the 2012 Stock Incentive Plan. Shares withheld to satisfy the grant, exercise price or tax withholding obligation related to an award will again become available for issuance under the 2012 Stock Incentive Plan. However, shares that have actually been issued shall not again become available unless forfeited. No more than             shares may be delivered upon the exercise of incentive

stock options granted under the 2012 Stock Incentive Plan plus, to the extent allowable under applicable law, any shares that again become available for issuance under the 2012 Stock Incentive Plan. In addition, shares originally reserved for issuance under our 2005 Stock Plan but which are not issued or subject to outstanding grants on the effective date of the 2012 Stock Incentive Plan, and shares subject to outstanding options under our 2005 Stock Plan on the effective date of the 2012 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised, and shares subject to vesting restrictions under the 2005 Stock Plan that are subsequently forfeited, up to a number of additional shares not to exceed an aggregate of shares, will again become available for awards under our 2012 Stock Incentive Plan on the date the 2012 Stock Incentive Plan becomes effective.

No participant in the 2012 Stock Incentive Plan can receive option grants, restricted shares, stock appreciation rights or stock units totaling more than an aggregate of              shares in any calendar year, except in the participant’s first year of employment in which the participant may receive equity awards totaling up to             shares. No participant in the 2012 Stock Incentive Plan may be paid more than an aggregate of             in cash during any calendar year with respect to equity awards that are payable in cash.

Types of Awards

•

Stock options – A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under our 2012 Stock Incentive Plan, incentive stock options and nonstatutory options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to any holder of more than 10% of the voting shares of our company must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. No incentive stock option can be granted to an employee if as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000. The stock option agreement specifies the date when all or any installment of the option is to become exercisable. We expect that 1/4th of the total number of shares subject to the options will vest and become exercisable 12 months after the vesting commencement date for options granted, and the remaining options will vest and become exercisable at a rate of 1/48th of the total number of shares subject to the options each month thereafter. Each stock option agreement sets forth the term of the options, which is prohibited from exceeding ten years (five years in the case of an incentive stock option granted to any holder of more than 10% of our voting shares), and the extent to which the optionee will have the right to exercise the option following termination of the optionee’s service with the company. Payment of the exercise price may be made in cash or cash equivalents or, if provided for in the stock option agreement evidencing the award, (i) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (ii) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (iii) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (iv) by a “net exercise” arrangement, (v) by delivering a full-recourse promissory note or (vi) by any other form that is consistent with applicable laws, regulations and rules.

•

Restricted stock – Restricted stock is a share award that may be subject to vesting conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted stock agreement. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock, other than the right to transfer such stock prior to vesting. Subject to the terms of the 2012 Stock Incentive Plan, our compensation committee will determine the terms and conditions of any restricted stock award, including any vesting arrangement, which will be set forth in a restricted stock agreement to be entered into between us and each recipient. Restricted stock may be awarded for such consideration as our compensation committee may determine, including without limitation cash, cash equivalents, full-recourse promissory notes, future services or services rendered prior to the award, without cash payment by the recipient.

•

Stock unit – Stock units give recipients the right to acquire a specified number of shares of stock at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by our compensation committee and as set forth in a stock unit agreement. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested and are settled, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. Our compensation committee may elect to settle vested stock units in cash or in common stock or in a combination of cash and common stock. Subject to the terms of the 2012 Stock Incentive Plan, our compensation committee will determine the terms and conditions of any stock unit award, which will be set forth in a stock unit agreement to be entered into between us and each recipient.

•

Stock appreciation rights – Stock appreciation rights typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The exercise price of a stock appreciation right will be determined by our compensation committee, which shall not be less than the fair market value of our common stock on the date of grant. Our compensation committee may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Other Plan Features

Under the 2012 Stock Incentive Plan:

•

Unless the agreement evidencing an award expressly provides otherwise, no award granted under the plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), other than by will or the laws of descent and distribution.

•

Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. Any outside director who first joins our board of directors on or after the effective date, will be automatically granted an initial nonstatutory option to purchase shares of our common stock that have a value of $200,000, calculated using the fair market value of our common stock on the date of grant, upon first becoming a member of our board of directors. The initial option will vest and become exercisable over four years in equal monthly installments. On the first business day after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted an option to purchase shares of our common stock that have a value of $50,000, calculated using the fair market value of our common stock on the date of grant, provided that the outside director has served on our board of directors for at least six months. Each annual option will vest and become exercisable on the first anniversary of the date of grant, or immediately prior to the next regular annual meeting of the company’s stockholders following the date of grant if the meeting occurs prior to the first anniversary date. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant and will become fully vested if we are subject to a change of control. In addition, such options will terminate on the earlier of (i) the day before the tenth anniversary of the date of grant or (ii) the date 12 months after the termination of the outside director’s termination of service for any reason.

•

In the event of a recapitalization, stock split or similar capital transaction, our compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2005 Stock Plan, including the share number in the formula for automatic annual increases, the limitation regarding the total number of shares underlying awards given to an individual participant in any calendar year, the number of shares that can be issued as incentive stock options and other adjustments in order to preserve the benefits of outstanding awards under the 2012 Stock Incentive Plan.

•	Generally, if we merge with or into another corporation, we will provide for full exercisability or vesting and accelerated expiration of outstanding awards or settlement of the intrinsic value of the outstanding awards in cash or cash equivalents followed by cancellation of such awards unless the awards are continued if we are the surviving entity, or assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•

If we are involved in an asset acquisition, stock acquisition, merger or similar transaction with another entity, our compensation committee may make awards under the 2012 Stock Incentive Plan by the assumption, substitution or replacement of awards granted by another entity. The terms of such assumed, substituted or replaced awards will be determined by our compensation committee in its discretion.

•

Awards under our 2012 Stock Incentive Plan may be made subject to the attainment of performance criteria including cash flows, earnings per share, earnings before interest, taxes and amortization, return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, revenue, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, market segment shares, costs, expenses, regulatory body approval for commercialization of a product or implementation or completion of critical projects.

•

The 2012 Stock Incentive Plan terminates ten years after its initial adoption, unless terminated earlier by our board of directors. Our board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not materially impair the rights of holders of outstanding awards without their consent.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by the General Corporation Law of the State of Delaware, or the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws provide that we are required to indemnify our directors, in each case to the fullest extent permitted by the DGCL. Our bylaws also provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of the DGCL. We have entered into agreements to indemnify our directors and expect to continue to enter into agreements to indemnify all of our directors. Prior to the closing of the offering, we plan to amend and restate our indemnification agreements with our directors and enter into indemnification agreements with each of our officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and named executive officers discussed above under the section entitled “Management,” the following is a description of transactions since February 1, 2009, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with or immediate family members of any of the foregoing, had or will have a direct or indirect material interest.

Sales of Convertible Preferred Stock

The following table summarizes purchases of our convertible preferred stock since February 1, 2009 by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities. Each outstanding share of our preferred stock is convertible into one share of our common stock upon the completion of this offering, except for our Series D convertible preferred stock, each share of which is convertible into 1.00933 shares of common stock. All of our outstanding convertible preferred stock will convert into 89,947,533 shares of our common stock assuming the conversion immediately prior to the closing of this offering.

	Common Stock	Shares of Preferred Stock					Aggregate Purchase Price ($)
Purchasers		Series 1	Series A	Series B	Series C	Series D
Executive Officers and Directors:
Donald G. Basile	6,326,323	—	—	—	—	—	151,543
Dixon R. Doll, Jr.	3,065,816	—	—	—	—	—	3,066
Kevin J. Rowett	750,000	—	—	—	—	—	52,500
Larry J. Lang(1)	350,000	218,653	—	—	—	—	129,453
Jeff J. Newman	2,227,200	—	—	—	—	—	2,227
Mark N. Rosenblatt(2)	1,201,227	3,442,965	5,256,762	1,020,188	300,000	41,666	9,255,591
David B. Walrod(3)	—	—	—	29,766	—	—	50,602
Cory J. Sindelar(4)	—	—	—	—	—	10,000	60,000
John A. Kapitula	774,461	—	221,500	43,058	—	—	211,293
Narayan Venkat	—	—	—	—	—	—	—

5% Stockholders:
Entities affiliated with Rationalwave(5)	178,025	2,377,666	4,501,076	1,020,188	262,500	41,666	7,716,223
Entities affiliated with Toshiba(6)	—	—	10,000,000	2,750,000	1,258,485	1,666,666	26,533,936

(1)	The purchaser was L. Lang & K. Lang TTEE The Lang Revocable Trust.
(2)	The purchasers include the Judd Stern Rosenblatt Grantor Trust 2/14/2011, Thomas Rosenblatt, Mark Rosenblatt and Sarah Stern JTWROS, Rebecca Stern Rosenblatt Grantor Trust 9/8/2011, Rationalwave Associates Corp. and Rationalwave Onshore Equity Fund, L.P.
(3)	The purchaser was the Walrod Family Trust (11/12/2010).
(4)	The purchaser was Toni & Cory Sindelar as Community Property.
(5)	The purchasers were Rationalwave Associates Corp. and Rationalwave Onshore Equity Fund, L.P.
(6)	The purchasers were Toshiba Corporation and Toshiba America Electronic Components, Inc.

From January 2010 to July 2010, we sold 23,875,573 shares of Series A convertible preferred stock for $0.60 per share and received total aggregate cash consideration of $14,325,343. Also, in January 2010, we converted our outstanding convertible promissory notes with a principal amount of $14,646,380 plus accrued interest in the amount of $1,152,558 into 11,481,100 shares of Series A convertible preferred stock, 8,796,120 shares of Series 1 convertible preferred stock and 392,874 shares of common stock simultaneously with the start of our Series A and Series 1 financing.

From February 2011 to March 2011, we sold 8,526,574 shares of Series B convertible preferred stock for $2.00 per share and received total aggregate cash consideration of $17,029,650. Also, in February 2011, we converted our outstanding convertible promissory notes with a principal amount of $16,351,500.00 plus accrued interest in the amount of $202,706 into 9,737,735 shares of Series B convertible preferred stock simultaneously with our Series B financing.

From May 2011 to January 2012, we sold 12,306,934 shares of Series C convertible preferred stock for $4.00 per share and received total consideration of an aggregate of $54,099,696. In connection with this financing, we entered into a warrant with Toshiba that was subsequently canceled and replaced with a warrant issued in connection with the Series D financing.

From March 2012 to May 2012, we sold 13,876,056 shares of Series D convertible preferred stock for $6.00 per share and received total aggregate cash consideration of $73,841,604. Also, in March 2012, we converted our outstanding convertible promissory notes with a principal amount of $9,379,987 plus accrued interest in the amount of $34,809 into 1,569,122 shares of Series D convertible preferred stock simultaneously with the start of our Series D financing.

Agreements with Toshiba

In June 2011, we entered into a Supply Agreement with Toshiba Corporation and its affiliates, including Toshiba America Electronic Components, Inc. (collectively Toshiba), pursuant to which we agreed to purchase at least 70% of our flash memory from Toshiba. In connection with the Series D financing, we issued a warrant to Toshiba whereby, at Toshiba’s election, our obligation to pay the past due amounts, if any, owed for goods purchased through the above Supply Agreement, would be satisfied through the issuance of shares of Series D convertible preferred stock at an exercise price of $0.01 per share, the amount of which would be determined by the unpaid past due amount divided by the stock valuation price. Following the offering, this warrant will be exercisable for that number of shares of common stock which the shares of Series D convertible preferred stock underlying the warrant would convert into on the initial public offering. As of July 31, 2012, no shares of Series D convertible preferred stock have been issued pursuant to this warrant. This obligation will remain outstanding following the offering.

In March 2010, we entered into a letter agreement with Toshiba pursuant to which we agreed to enter into a supply agreement to purchase a certain amount of raw materials from Toshiba or its affiliates. In connection with such letter, Toshiba led the Series A financing on the terms and conditions set forth in the Series 1 and Series A convertible preferred stock purchase agreement and became a shareholder with a greater than 5% equity interest in us Pursuant to this letter, as an additional condition to Toshiba’s obligation to purchase shares of Series A convertible preferred stock, we granted Toshiba a right to put that portion of shares of preferred stock as is necessary to keep Toshiba’s equity interest in us below 20% on an as converted, fully diluted basis at all times at the original purchase price of $0.60 plus any accrued and unpaid dividends. During the years ended January 31, 2011 and 2012, we purchased component parts of $8.9 million and $28.6 million, respectively, from Toshiba. This letter agreement was superceded by our June 2011 agreement with Toshiba.

During the six months ended July 31, 2012, we had product sales to Toshiba of $1.3 million.

Consulting Agreement with Catalyst Consulting

In June 2009, we entered into a consulting agreement with Catalyst Operating, LLC, or Catalyst Consulting. Jeff J. Newman, one of our directors, is the Chief Executive Officer at Catalyst Consulting. We paid $0.2 million and $0.3 million during the years ended January 31, 2010 and 2012, respectively, for consulting services pursuant to this agreement. In addition, Mr. Newman was issued 2.2 million shares of common stock in fiscal 2010 and granted options to purchase 450,000 shares in fiscal 2011 and 400,000 shares in fiscal 2012 of our common stock at a weighted average exercise price of $0.37 per share. We terminated this agreement effective September 2012.

Note with Ametrine Consulting

In February 2011, we issued 1,766,021 shares of Series B convertible preferred stock at a per share price of $1.70 to Ametrine Consulting, Inc., or Ametrine, for cash and a full-recourse, promissory note for $2.9 million. Mr. Basile’s brother is an officer of Ametrine. The note accrued interest at the rate of 2 1/2% per annum and was payable to us on January 25, 2012. On May 23, 2012, this note was repaid in full.

BizzBlizz Agreement

We entered into an agreement with BizzBlizz, Inc., or BizzBlizz, whereby BizzBlizz provides us with search engine optimization and reputation management and profile enhancement services effective December 2011. Donald G. Basile, Dixon R. Doll, Jr., John A. Kapitula and an affiliate of Mark N. Rosenblatt are investors in BizzBlizz, with Messrs. Basile and Doll also serving as directors of BizzBlizz. The initial term is for 12 months with fees totaling $0.2 million. As of January 31, 2012, no payments were made to BizzBlizz. Additionally, during fiscal 2012, we shipped products to BizzBlizz for evaluation purposes with a cost of $0.4 million, which was recorded in sales and marketing expense in the accompanying consolidated statement of operations.

RiverMeadow Investment

In August 2012, we purchased 866,325 shares of Series A-1 convertible preferred stock of RiverMeadow Software, Inc., or RiverMeadow, for consideration of $3.0 million. During the six months ended July 31, 2012, we loaned equipment to RiverMeadow with a cost of $0.5 million. Messrs. Basile and Rosenblatt serve as members of the Board of Directors of RiverMeadow, and Mr. Newman serves as the Chairman of the Board of RiverMeadow. Mr. Newman and his affiliated entities provide services to RiverMeadow. Messrs. Basile, Newman and Rosenblatt are also investors in RiverMeadow and collectively with us own 32% of the outstanding stock of RiverMeadow.

Investor Rights Agreement

Holders of our convertible preferred stock are entitled to certain registration rights following this offering with respect to the common stock issued or issuable upon conversion of the convertible preferred stock. See “Description of Capital Stock – Investor Rights Agreement” for additional information.

Indemnification Agreements

We have entered into indemnification agreements with certain of our non-employee directors, all of which we plan to amend and restate prior to the closing of the offering. Prior to the closing of the offering, we plan to enter into indemnification agreements with our other directors and our officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify these individuals to the fullest extent permitted by Delaware law. See “Management – Limitation on Liability and Indemnification Matters.”

Indebtedness of Management

In February 2011, we loaned Donald G. Basile an aggregate principal sum of $1,000,000 at an interest rate of 5% per annum pursuant to a secured promissory note due February 2013. Our only recourse for this note was Mr. Basile’s pledge of stock and related property made pursuant to a stock pledge agreement. In May 2012, Mr. Basile repaid the note in full.

Related Party Transaction Policy

We intend to adopt a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy.

Although we have not had a written policy for the review and approval of transactions with related persons prior to September 2012, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such a transaction was fair to the company and in the best interests of all of our stockholders. In addition, for each related party transaction described above, the disinterested directors in the context of each such transaction approved the applicable agreement and transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the number of shares of common stock beneficially owned on September 13, 2012, and immediately following consummation of this offering, by:

•	Each person who is known by us to beneficially own 5% or more of our common stock;

•	Each of our named executive officers and directors;

•	All of our executive officers and directors as a group; and

•	Each selling stockholder.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 120,913,890 shares of common stock outstanding at September 13, 2012, assuming the conversion of all outstanding shares of our convertible preferred stock into 89,947,533 shares of our common stock, but does not reflect the exercise of any warrants or options to purchase common stock or convertible preferred stock. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock underlying RSUs, options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable or vesting within 60 days of September 13, 2012 or upon the completion of this offering. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*”.

Except as otherwise set forth below, the address of each of the persons listed below is 685 Clyde Ave., Mountain View, California 94043.

	Before the Offering		Shares Being Sold in the Offering	After Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned		Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Donald G. Basile(2)	7,163,719	5.8%
Dixon R. Doll, Jr. (3)	3,052,986	2.5%
Kevin J. Rowett(4)	1,037,499	*
Larry J. Lang(5)	668,653	*
Jeff J. Newman(6)	1,747,644	1.4%
Mark N. Rosenblatt(7)	11,628,941	9.6%
David B. Walrod(8)	229,766	*
All Executive Officers and Directors as a group (10 persons)(9)	26,620,542	21.1%
5% Stockholders:
Entities affiliated with Rationalwave(10)	8,381,510	6.9%
Entities affiliated with Toshiba(11)	15,690,699	13.0%
Selling Stockholders:

(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes options to purchase shares of common stock exercisable within 60 days of September 13, 2012. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Includes 156,923 shares held by his minor children and 2,848,972 shares subject to options which are immediately exercisable. Mr. Basile also holds restricted stock units that vest upon satisfaction of a service condition and a liquidity event, including an initial public offering. Assuming the completion of an initial public offering 60 days after September 13, 2012, Mr. Basile will receive 833,333 shares of common stock upon settlement of RSUs.
(3)	Includes 1,172,222 shares issuable upon the exercise of options exercisable within 60 days of September 13, 2012, of which 277,084 would accelerate and become immediately exercisable upon the consummation of an initial public offering.
(4)	Includes 750,000 shares held by The Rowett Family 2000 Living Trust, Date 3/30/00, 287,499 shares issuable upon the exercise of options exercisable within 60 days of September 13, 2012, of which 83,333 would accelerate and become immediately exercisable upon the consummation of an initial public offering and 41,667 shares which are subject to our right of repurchase, which right lapses over time, as of 60 days from September 13, 2012.
(5)	Includes 218,653 shares held by L. Lang & K. Lang TTEE The Lang Revocable Trust, 100,000 shares issuable upon the exercise of options exercisable within 60 days of September 13, 2012, of which 41,667 would accelerate and become immediately exercisable upon the consummation of an initial public offering and 18,750 shares which are subject to our right of repurchase, which right lapses over time, as of 60 days from September 13, 2012.
(6)	Includes 405,555 shares issuable upon the exercise of options exercisable within 60 days of September 13, 2012, of which 60,417 would accelerate and become immediately exercisable upon the consummation of an initial public offering.
(7)	Includes 116,761 shares held by Judd Stern Rosenblatt Grantor Trust 2/14/2011, 1,854,375 shares held by Mark Rosenblatt and Sarah Stern JTWROS, 116,761 held by Rebecca Stern Rosenblatt Grantor Trust 9/8/2011, 117,050 shares held by Thomas Rosenblatt, 8,045,257 shares held by Rationalwave Onshore Equity Fund, L.P. and 336,253 shares held Rationalwave Associates Corp. Also includes 197,222 shares issuable upon the exercise of options exercisable within 60 days of September 13, 2012, of which 41,667 would accelerate and become immediately exercisable upon the consummation of an initial public offering and 18,750 shares which are subject to our right of repurchase, which right lapses over time, as of 60 days from September 13, 2012.
(8)	Includes 29,766 shares held by The Walrod Family Trust (11/12/2010), 200,000 shares issuable upon the exercise of options exercisable within 60 days of September 13, 2012, of which 91,667 would accelerate and become immediately exercisable upon the consummation of an initial public offering.
(9)	Includes 5,433,692 shares issuable upon the exercise of options within 60 days of September 13, 2012, of which 679,169 would accelerate and become immediately exercisable upon the consummation of an initial public offering. Assuming the completion of an initial public offering 60 days after September 13, 2012, certain executive officers will receive 1,008,333 shares of common stock upon settlement of RSUs.
(10)	Includes 8,045,257 shares held by Rationalwave Onshore Equity Fund, L.P. and 336,253 shares held Rationalwave Associates Corp. Mr. Rosenblatt, our director, holds voting and dispositive power over these shares. Mr. Rosenblatt disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal office address of these entities is 108 Ardsley Road, Scarsdale, New York 10583.
(11)	Includes 10,000,000 shares held by Toshiba Corporation and 5,690,699 shares held by Toshiba America Electronic Components, Inc. As of September 13, 2012, no shares have been issued pursuant to a warrant with Toshiba for amounts past due with respect to our supply agreement with Toshiba for flash memory components.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares will be designated as common stock; and

•	10,000,000 shares will be designated as preferred stock.

As of July 31, 2012, we had outstanding 89,818,082 shares of convertible preferred stock (which are convertible into an aggregate of 89,947,533 shares of common stock assuming the conversion immediately prior to the closing of this offering) and 30,835,516 shares of common stock, held of record by stockholders. In addition, as of July 31, 2012, 24,486,718 shares of our common stock were subject to outstanding options and restricted stock units. For more information on our capitalization, see “Capitalization.”

Common Stock

Pursuant to our restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. This restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up of the company, subject to the rights, if any of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Warrants

As of July 31, 2012, no shares have been issued pursuant to a warrant with Toshiba for amounts past due with respect to our supply agreement with Toshiba for flash memory components. In December 2011, we issued a warrant to Toshiba whereby Toshiba is entitled to purchase at an exercise price of $0.01 per share up to that number of fully paid Series D convertible preferred stock equal to the quotient obtained by dividing aggregate unpaid amounts outstanding under our supply agreement, or the Aggregate Unpaid Past Due Amount, with the stock valuation price. The stock valuation price, as defined in the warrant agreement, which as of July 31, 2012 was $6.00. Upon each exercise of the warrant, the Aggregate Unpaid Past Due Amount at the time of such exercise shall be reduced by the value of warrant shares issued upon such exercise. The warrant allows the holder to elect a net issuance method for payment. Following the offering, this warrant will be exercisable for that number of shares of common stock which the shares of Series D convertible preferred stock underlying the warrant would convert into on the initial public offering.

Investors Rights Agreement

Upon completion of this offering, the holders of an aggregate of 89,947,533 shares of our common stock that was issued or is issuable upon the conversion of our convertible preferred stock, assuming the conversion effective immediately prior to the closing of this offering, or their transferees, will be entitled to the rights described below with respect to registration of the resale of such shares under the Securities Act pursuant to an Amended and Restated Investors Rights Agreement by and among us and certain of our stockholders dated January 7, 2010.

Registration of shares of common stock in response to the exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of the second anniversary of this offering, a change of control, or with respect to the registration rights of an individual holder, when such holder can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exemption.

Demand registration rights – If, at any time beginning 180 days after the consummation of this offering, the holders of not less than a majority of the outstanding registrable securities request in writing that an amount of securities having a proposed aggregate offering price of at least $10,000,000 be registered, we may be required to register their shares. We are only obligated to effect two registrations in response to these demand registration rights of the holders of registrable securities. Depending on certain conditions, however, we may defer such registration for up to 90 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback registration rights – If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Form S-3 registration rights – The holders of not less than 15% of the outstanding registrable securities may request in writing that we effect a registration on Form S-3 under the Securities Act, when registration of our shares under Form S-3 becomes possible, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000, subject to certain exceptions. We are only obligated to effect two registrations in response to these Form S-3 registration rights.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws – Our restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize the board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	provide that directors may be removed only for cause; and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

Delaware anti-takeover statute – We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder.” Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of DGCL, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent’s address is             .

Listing

We intend to apply to list our common stock on the under the symbol “VMEM.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction or under U.S. federal gift and estate tax laws or the potential application of the Medicare Contribution tax. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	“controlled foreign corporations,” or “passive foreign investment companies,” each as defined for U.S. federal income tax purposes;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes, or any investors in such entities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

If a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock (other than a partnership or entity classified as a partnership for U.S. federal income tax purposes) that is not:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a U.S. person.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero. Any excess will be treated as gain from the sale or other disposition of the common stock and will be treated as described below under “– Gain on Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with your conduct of a U.S. trade or business, as discussed below. In order to receive a reduced treaty rate, you must provide us or the relevant paying agent with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 prior to the distribution date properly certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by you in the U.S.) generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Payment of effectively connected dividends that are included in your gross income generally will be exempt from withholding tax if you provide us or the relevant paying agent with an IRS Form W-8ECI or other applicable IRS Form W-8 prior to the distribution date properly certifying such exemption.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below under “Foreign Account Tax Compliance,” you generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States), in which case you will be required to pay tax on the net gain derived from the sale

(net of certain deductions or credits) under regular graduated U.S. federal income tax rates, and if you are a non-U.S. holder that is a corporation, you may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States) subject to applicable income tax or other treaties providing otherwise; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. In general, a corporation is a USRPHC if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide (U.S. and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the five year (or shorter) period that is described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the relevant paying agent has actual knowledge, or reason to know, that you are a U.S. person. Payment of the proceeds from a disposition of our common stock by a non-U.S. holder effected through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

Recently enacted federal legislation imposes a 30% U.S. withholding tax on dividends on our common stock and the gross proceeds from a disposition of our common stock paid to (i) a “foreign financial institution” (as specifically defined in this new legislation) unless such institution enters into an agreement with the U.S.

Treasury to collect and disclose information regarding U.S. account holders of such institution (including certain account holders that are foreign entities with U.S. owners) and (ii) a non-financial foreign entity unless such entity provides the payor with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain proposed transition rules, the withholding would apply to dividends paid after December 31, 2013, and gross proceeds from sales or other dispositions of our common stock after December 31, 2014. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering a total of shares of common stock will be outstanding, assuming that there are no exercises of options or warrants after                     , 2012. Of these shares, all shares of common stock sold in this offering by us or the selling stockholders, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares from us, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus

In addition, of the shares of our common stock that were subject to stock options outstanding as of 2012,      options to purchase shares of common stock were vested as of                 , 2012 and will be eligible for sale at various times beginning more than 180 days following the effective date of this offering. In addition, outstanding warrants to purchase convertible preferred stock shall convert into warrants to purchase shares of common stock immediately prior to the closing of this offering. As of , 2012 no shares of capital stock are exercisable under such warrant.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

In connection with this offering we and our officers, directors, and     % of our equityholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. These agreements do not apply to the issuance by us of shares under any existing employee benefit plans. The agreements also provide that we and the representatives of the underwriters will agree upon the terms and conditions under which holders of certain RSUs that will vest in connection with this offering will be permitted to sell, in one or more transactions, a number of shares of common stock underlying such RSUs in an amount necessary to cover tax withholding obligations of such holders in connection with the settlement of such RSUs. This agreement is also subject to extension for up to an additional 34 days, as set forth in “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of shares of common stock that were issued or are issuable upon the exercise of our outstanding warrant and the conversion of our convertible preferred stock (including any convertible preferred stock issuable upon exercise of our outstanding warrant), assuming the conversion of our convertible preferred stock into common stock effective immediately prior to the closing of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock – Investor Rights Agreement” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options and RSUs outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. Barclays Capital Inc. is also acting as a joint book-running manager of this offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Robert W. Baird & Co. Incorporated
Needham & Company, LLC
Pacific Crest Securities LLC

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise	With full exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The agreements also provide that we and the representatives of the underwriters will agree upon the terms and conditions under which holders of certain RSUs that will vest in connection with this offering will be permitted to sell, in one or more transactions, a number of shares of common stock underlying such RSUs in an amount necessary to cover tax withholding obligations of such holders in connection with the settlement of such RSUs.

Our directors and executive officers and     % of our equityholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or equityholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on the                  under the symbol “VMEM.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the common shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus or any other prospectus, disclosure document, offering material or advertisement relating to the common shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to Prospective Investors in Korea

This prospectus should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell our securities in the Republic of Korea (“Korea”). We are not making any representation with respect to the eligibility of any recipients of this prospectus to acquire the securities under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the “FSCMA”), the Foreign Exchange Transaction Act (the “FETA”), and any regulations thereunder. The securities have not been registered with the Financial Services Commission of Korea (the “FSC”) in any way pursuant to the FSCMA, and the securities may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the securities may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold securities complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold securities.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Davis Polk  & Wardwell LLP, Menlo Park, California is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements of Violin Memory, Inc. as of January 31, 2011 and 2012, and for each of the years in the three-year period ended January 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of January 31, 2011 and 2012 and July 31, 2012 (unaudited)	F-3

Consolidated Statements of Operations for the years ended January 31, 2010, 2011 and 2012 and the six months ended July 31, 2011 and 2012 (unaudited)	F-4

Consolidated Statements of Comprehensive Loss for the years ended January 31, 2010, 2011 and 2012 and the six months ended July 31, 2011 and 2012 (unaudited)	F-5

Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended January 31, 2010, 2011 and 2012 and the six months ended July 31, 2012 (unaudited)	F-6

Consolidated Statements of Cash Flows for the years ended January 31, 2010, 2011 and 2012 and the six months ended July 31, 2011 and 2012 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Violin Memory, Inc.:

We have audited the accompanying consolidated balance sheets of Violin Memory, Inc. and subsidiaries as of January 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Violin Memory, Inc. and subsidiaries as of January 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three year period ended January 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Francisco, CA

September 17, 2012

VIOLIN MEMORY, INC.

Consolidated Balance Sheets

(In thousands, except for par value)

	January 31,		July 31, 2012	Pro Forma Stockholders’ Equity as of July 31, 2012
	2011	2012
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,082	$22,604	$52,344
Accounts receivable, net (including amounts due from a related party of $0, $0 and $1,061 (unaudited) as of January 31, 2011 and 2012 and July 31, 2012, respectively)	608	15,658	21,951
Inventory	13,425	21,480	26,736
Related-party note receivable	—	2,850	—
Other current assets	869	2,564	2,516

Total current assets	20,984	65,156	103,547
Property and equipment, net	671	7,746	12,307
Other assets	76	383	402

	$21,731	$73,285	$116,256

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable (including amounts due to a related party of $5,681, $10,953 and $5,568 (unaudited) as of January 31, 2011 and 2012 and July 31, 2012, respectively)	$8,037	$17,205	$11,797
Accrued liabilities	1,629	9,255	14,125
Deferred revenue	592	1,007	3,309

Total current liabilities	10,258	27,467	29,231
Convertible notes payable and related accrued interest	14,045	688	—
Long-term deferred revenue	—	979	2,108

Total liabilities	24,303	29,134	31,339

Commitments and contingencies (Note 8)
Stockholders’ equity (deficit):
Convertible preferred stock, $0.0001 par value; 72,500, 107,920 and 107,920 shares authorized as of January 31, 2011 and 2012 and July 31, 2012 (unaudited), respectively; and 44,153, 75,942 and 89,818 shares issued and outstanding as of January 31, 2011 and 2012 and July 31, 2012 (unaudited), respectively; no shares outstanding as of July 31, 2012 pro forma (unaudited); aggregate liquidation preference of $178,978 and $300,393 as of January 31, 2012 and July 31, 2012 (unaudited), respectively	4	8	9	$—
Common stock, $0.0001 par value; 112,000, 158,420 and 158,420 shares authorized as of January 31, 2011 and 2012 and July 31, 2012 (unaudited), respectively; 28,669, 30,649, 30,836 and 120,783 shares issued and outstanding as of January 31, 2011 and 2012, July 31, 2012 (unaudited) and July 31, 2012 pro forma (unaudited), respectively	4	4	6	15
Additional paid-in capital	46,346	137,938	226,491	226,491
Accumulated other comprehensive loss	—	(88)	(10)	(10)
Accumulated deficit	(48,926)	(93,711)	(141,579)	(141,579)

Total stockholders’ equity (deficit)	(2,572)	44,151	84,917	$84,917

	$21,731	$73,285	$116,256

See accompanying notes to consolidated financial statements.

VIOLIN MEMORY, INC.

Consolidated Statements of Operations

(In thousands, except for per share data)

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
				(Unaudited)
Revenue (including related party sales of $0, $0, $41, $0 and $1,337 for the years ended January 31, 2010, 2011 and 2012 and for the six months ended July 31, 2011 (unaudited) and 2012 (unaudited), respectively)	$638	$11,397	$53,888	$9,800	$30,302
Cost of revenue (including related party purchases of $0, $8,890, $28,610, $6,658 and $14,775 for the years ended January 31, 2010, 2011 and 2012 for the six months ended July 31, 2011 (unaudited) and 2012 (unaudited), respectively)	533	8,078	39,266	6,892	17,269

Gross profit	105	3,319	14,622	2,908	13,033

Operating expenses:
Research and development	2,996	9,701	26,641	9,386	24,923
Sales and marketing	1,717	5,323	21,493	6,297	24,770
General and administrative	2,426	4,895	6,222	1,919	11,146
Litigation settlement	—	—	2,100	—	—

Total operating expenses	7,139	19,919	56,456	17,602	60,839

Loss from operations	(7,034)	(16,600)	(41,834)	(14,694)	(47,806)
Other income, net	17	110	89	60	33
Interest expense	(2,197)	(251)	(3,033)	(2,980)	(80)

Loss before income taxes	(9,214)	(16,741)	(44,778)	(17,614)	(47,853)
Income taxes	1	1	7	—	15

Net loss	$(9,215)	$(16,742)	$(44,785)	$(17,614)	$(47,868)

Net loss per share of common stock, basic and diluted	$(3.21)	$(1.55)	$(2.38)	$(1.06)	$(1.88)

Shares used in computing net loss per share of common stock, basic and diluted	2,873	10,808	18,792	16,642	25,437

Pro forma net loss per share of common stock, basic and diluted (unaudited)			$(0.52)		$(0.45)

Pro forma weighted-average number of shares of common stock, basic and diluted (unaudited)			85,655		105,748

See accompanying notes to consolidated financial statements.

VIOLIN MEMORY, INC.

Consolidated Statements of Comprehensive Loss

(In thousands)

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
				(Unaudited)
Net loss	$(9,215)	$(16,742)	$(44,785)	$(17,614)	$(47,868)
Foreign currency translation adjustments, net of taxes	—	—	(88)	—	78

Comprehensive loss	$(9,215)	$(16,742)	$(44,873)	$(17,614)	$(47,790)

See accompanying notes to consolidated financial statements.

VIOLIN MEMORY, INC.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands, except for per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances as of January 31, 2009	8,444	$1	77	$2	$14,848	$—	$(22,969)	$(8,118)
Conversion of original Series A convertible preferred stock into shares of common stock	(8,444)	(1)	1,380	—	1	—	—	—
Issuance of Series 1 convertible preferred stock at $0.94 per share, net of issuance costs of $29	8,796	1	—	—	8,196	—	—	8,197
Issuance of common stock in connection with the issuance of Series 1 convertible preferred stock	—	—	392	—	2,062	—	—	2,062
Issuance of Series A convertible preferred stock at $0.48 and $0.60 per share, net of issuance costs of $21	12,875	1	—	—	7,702	—	—	7,703
Issuance of common stock at $0.001 per share	—	—	1,114	—	1	—	—	1
Issuance of restricted common stock	—	—	21,152	1	2	—		3
Repurchase of unvested portion of common stock	—	—	(192)	—	—	—	—	—
Stock-based compensation – common stock options and restricted stock	—	—	—	—	2	—	—	2
Net loss	—	—	—	—	—	—	(9,215)	(9,215)

Balances as of January 31, 2010	21,671	2	23,923	3	32,814	—	(32,184)	635
Issuance of Series A convertible preferred stock at $0.60 per share, net of issuance costs of $40	22,482	2	—	—	13,444	—	—	13,446
Issuance of common stock to an employee	—	—	75	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,404	—	28	—	—	28
Issuance of restricted common stock	—	—	2,344	1	6	—	—	7
Repurchase of unvested portion of common stock	—	—	(77)	—	—	—	—	—
Stock-based compensation – common stock options and restricted stock	—	—	—	—	54	—	—	54
Net loss	—	—	—	—	—	—	(16,742)	(16,742)

Balances as of January 31, 2011	44,153	4	28,669	4	46,346	—	(48,926)	(2,572)
Issuance of Series B convertible preferred stock at $1.70 and $2.00 per share, net of issuance costs of $94	18,264	2	—	—	36,434	—	—	36,436
Issuance of Series C convertible preferred stock at $4.00 per share, net of issuance costs of $265	13,525	2	—	—	53,833	—	—	53,835
Issuance of common stock upon exercise of stock options	—	—	1,728	—	186	—	—	186
Issuance of restricted common stock	—	—	290	—	93	—	—	93
Repurchase of unvested portion of common stock	—	—	(38)	—	—	—	—	—
Stock-based compensation – common stock options and restricted stock	—	—	—	—	1,046	—	—	1,046
Translation adjustment	—	—	—	—	—	(88)	—	(88)
Net loss	—	—	—	—	—	—	(44,785)	(44,785)

Balances as of January 31, 2012	75,942	8	30,649	4	137,938	(88)	(93,711)	44,151
Issuance of Series D convertible preferred stock at $6.00 per share, net of issuance costs of $3,083 (unaudited)	13,876	1	—	—	80,172	—	—	80,173
Issuance of common stock upon exercise of stock options (unaudited)	—	—	209	2	210	—	—	212
Repurchase of unvested portion of common stock (unaudited)	—	—	(22)	—	—	—	—	—
Stock-based compensation – common stock options and restricted stock (unaudited)	—	—	—	—	8,171	—	—	8,171
Translation adjustment (unaudited)	—	—	—	—	—	78	—	78
Net loss (unaudited)	—	—	—	—	—	—	(47,868)	(47,868)

Balances as of July 31, 2012 (unaudited)	89,818	$9	30,836	$6	$226,491	$(10)	$(141,579)	$84,917

VIOLIN MEMORY, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
				(Unaudited)
Cash flows from operating activities:
Net loss	$(9,215)	$(16,742)	$(44,785)	$(17,614)	$(47,868)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	398	765	5,064	821	5,194
Loss on disposal of equipment	—	—	53	53	—
Provision for (release of) excess and obsolete inventory	24	107	5,826	(24)	1,415
Interest expense	831	250	—	—	—
Loss on extinguishment of debt	1,378	—	2,921	2,921	—
Stock-based compensation	2	104	1,046	160	8,171
Changes in operating assets and liabilities, net:
Accounts receivable	(37)	(525)	(15,050)	(6,390)	(6,293)
Inventory	(1,981)	(11,289)	(21,066)	(13,525)	(9,716)
Other assets	(115)	(757)	(3,002)	(759)	2,879
Accounts payable	1,447	6,265	9,168	2,211	(5,408)
Accrued liabilities	435	831	8,388	640	5,050
Deferred revenue	30	562	1,394	781	3,431

Net cash used in operating activities	(6,803)	(20,429)	(50,043)	(30,725)	(43,145)

Cash flows from investing activities:
Purchase of property and equipment	(222)	(1,186)	(5,007)	(573)	(6,710)

Net cash used in investing activities	(222)	(1,186)	(5,007)	(573)	(6,710)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	6,975	13,842	682	—	2,698
Proceeds from issuance of convertible preferred stock	836	12,248	70,453	36,855	76,793
Proceeds from issuance of common stock	7	—	17	17	—
Proceeds from exercise of common stock options	—	168	420	84	104

Net cash provided by financing activities	7,818	26,258	71,572	36,956	79,595

Net increase in cash and cash equivalents	793	4,643	16,522	5,658	29,740
Cash and cash equivalents at beginning of period	646	1,439	6,082	6,082	22,604

Cash and cash equivalents at end of period	$1,439	$6,082	$22,604	$11,740	$52,344

Supplemental disclosure of other cash flow information:
Taxes paid	$1	$1	$1	$1	$1
Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment in exchange for Series A convertible preferred stock	—	98	—	—	—
Transfer of inventory to property and equipment	—	—	7,185	2,483	3,045
Conversion of notes payable and accrued interest to common stock	2,062	—	—	—	—
Conversion of notes payable and accrued interest to convertible preferred stock	13,737	1,055	14,045	14,045	3,415
Issuance of Series B convertible preferred stock in exchange for note receivable	—	—	2,850	2,850	—
Settlement of loan receivable from officer in lieu of bonus payment	—	—	—	—	1,000

See accompanying notes to consolidated financial statements.

VIOLIN MEMORY, INC.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business

Violin Memory, Inc. (the “Company”) was incorporated in the State of Delaware on March 9, 2005 under the name Violin Technologies, Inc. The Company re-incorporated as Violin Memory, Inc. in the State of Delaware on April 11, 2007. The Company is a developer and supplier of high-performance, flash-based storage systems that are designed to bring storage performance in-line with high speed applications, servers and networks. These Flash Memory Arrays are specifically designed at each level of the system architecture, starting with memory and optimized through the array, to leverage the inherent capabilities of flash memory. These systems’ embedded software function together with the hardware to deliver their essential functionality. The Company sells its products through its global direct sales force, systems vendors, resellers and other channel partners. The Company operates in a single business segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in Japan, Singapore and the United Kingdom. All intercompany balances and transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of July 31, 2012, the consolidated statements of operations, the consolidated statements of comprehensive loss and the consolidated statements of cash flows for the six months ended July 31, 2011 and 2012 and the consolidated statement of stockholders’ equity for the six months ended July 31, 2012 are unaudited. These unaudited interim financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s consolidated statement of financial position as of July 31, 2012 and its results of operations and its cash flows for the six months ended July 31, 2011 and 2012. The financial data and other financial information disclosed in these notes to consolidated financial statements related to July 31, 2012 and for the six months ended July 31, 2011 and July 31, 2012 are also unaudited. The results for the six months ended July 31, 2012 are not necessarily indicative of the results expected for the full fiscal year.

Unaudited Pro Forma Stockholders’ Equity and Net Loss Per Share

Upon the consummation of the offering contemplated by the Company, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The unaudited pro forma stockholders’ equity data as of July 31, 2012 has been prepared assuming the automatic conversion of all outstanding shares of convertible preferred stock into 89,947,533 shares of common stock.

The unaudited pro forma net loss per share, basic and diluted, for the year ended January 31, 2012 and the six months ended July 31, 2012 have been computed to give effect to the conversion of the Company’s convertible preferred stock into common stock as though the conversion had occurred on the original date of issuance.

Liquidity and Capital Resources

Since its inception through July 31, 2012, the Company has completed five rounds of private equity financing with net proceeds totaling approximately $205.1 million; however, the Company has suffered losses and negative cash flows from operations in every fiscal period since inception and has an accumulated deficit of $141.6 million as of July 31, 2012. Although management believes existing cash will be sufficient to fund its operations and capital expenditures through at least January 31, 2013, it may be necessary thereafter to finance its future operations and capital expenditures by raising additional capital. Ultimately, management intends to finance operations by achieving profitable operations. However, there can be no assurances that capital will be available on acceptable terms to the Company or at all, or that the Company will ever achieve profitable operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include estimated selling prices for elements sold in multiple-element revenue arrangements, product warranty, allowances for doubtful accounts, carrying values of inventories, determination of the fair value of common and convertible preferred stock, liabilities for unrecognized tax benefits, deferred income tax asset valuation allowances and useful lives of property and equipment.

Certain Significant Risks and Uncertainties

The Company participates in the business of developing and manufacturing scalable flash memory arrays and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reduction on current products; changes in the overall demand for products offered by the Company; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; and risks associated with changes in domestic and international economic and international and/or political conditions or regulations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and accounts receivable. The Company deposits cash with high credit quality financial institutions and amounts on deposit may, at times, exceed federally insured amounts. The Company mitigates its credit risk with respect to accounts receivable by performing ongoing credit evaluations and monitoring of its customers’ accounts receivable balances. The following customers accounted for more than 10% of revenue:

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
				(Unaudited)
Hewlett-Packard	—%	—%	65%	44%	—%
ePlus	—	45	—	—	10
CompSec	—	16	—	—	13
NitroSecurity	33	—	—	—	—
Silicon Graphics International	29	—	—	—	—
USAA	—	—	—	11	—
Super Micro Computer	—	—	—	—	15

The following customers accounted for more than 10% of gross accounts receivable:

	January 31,		July 31, 2012
	2011	2012
			(Unaudited)
Hewlett-Packard	—%	74%	—%
Diamond Point	45	—	—
FalconStor	20	—	—
TechServ	13	—	—
Wine Enthusiast	10	—	—
Super Micro Computer	—	—	21
CompSec	—	—	18
ePlus	—	—	12

The Company sells to a limited number of large systems vendors, resellers and end-customers and, as a result, maintains individually significant receivable balances with such customers. The Company’s systems vendor customers and certain large resellers tend to be well-capitalized, multi-national companies, while other customers may not be as well capitalized. Sales of products to large systems vendors and resellers are expected to account for a majority of the Company’s revenues in the foreseeable future and the Company’s financial results will depend in part upon the success of these customers. The composition of the Company’s major customer base may change as the market demand for its products changes, and the Company expects this variability will continue in the future. The loss of, or a significant reduction in purchases by, any of the major customers may harm the Company’s business, financial condition and results of operations.

The Company relies on a limited number of suppliers for its contract manufacturing and certain raw material components. The Company believes that other vendors would be able to provide similar products and services; however, the qualification of such vendors may require substantial start-up time. In order to mitigate any adverse impacts from disruption of supply, the Company attempts to maintain an adequate supply of critical single-sourced raw materials.

Cash and Cash Equivalents

Cash consists of deposits with financial institutions. The Company did not hold any cash equivalents as of January 31, 2011 and 2012 and July 31, 2012. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value Measurements and Disclosures

The carrying value of convertible notes payable approximates fair value based on the conversion rate for notes payable and related interest to convertible preferred stock as of January 31, 2011 and 2012.

Non-financial long-lived assets such as property and equipment are recorded at their historical cost; however, if there is an impairment, the assets are measured and recorded at fair value. There were no impairments for the years ended January 31, 2010, 2011 and 2012 and the six months ended July 31, 2011 and 2012.

Accounts Receivable, Net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers expected losses after taking into account current market conditions, customers’ financial condition, current receivable aging and current payment patterns.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Accounts receivable, net consisted of the following (in thousands):

	January 31,		July 31, 2012
	2011	2012
			(Unaudited)
Accounts receivable	$677	$15,690	$21,976
Allowance for doubtful accounts	(69)	(32)	(25)

	$608	$15,658	$21,951

A rollforward of the allowance for doubtful accounts is as follows (in thousands):

	Year Ended January 31,			Six Months Ended July 31, 2012
	2010	2011	2012
				(Unaudited)
Balance, beginning of period	$—	$—	$69	$32
Add: bad debt expense	—	69	(34)	(7)
Less: write-offs, net of recoveries and other adjustments	—	—	(3)	—

Balance, end of period	$—	$69	$32	$25

Inventory

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). The Company periodically assesses the recoverability of all inventory, including raw materials and finished goods to determine whether adjustments are required to record inventory at the lower of cost or market. Inventory that the Company determines to be obsolete or in excess of forecasted usage is reduced to its estimated realizable value based on assumptions about future and current market conditions.

The components of inventory are as follows (in thousands):

	January 31,		July 31, 2012
	2011	2012
			(Unaudited)
Raw materials	$8,967	$10,814	$5,324
Finished goods	4,458	10,666	21,412

	$13,425	$21,480	$26,736

Included in the components of inventory are reserves of $0.1 million, $5.9 million and $5.6 million as of January 31, 2011, 2012 and July 31, 2012, respectively. In the year ended January 31, 2012, $4.6 million of the inventory reserve was recorded in the fourth quarter of that year. Inventory held at consigned locations is included in raw materials and finished goods inventory. Consigned inventory totaled $11.3 million, $10.6 million and $9.5 million as of January 31, 2011 and 2012 and July 31, 2012, respectively.

Revenue Recognition

The Company derives revenue primarily from sales of its flash memory arrays and related support services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectability is reasonably assured. Evidence of an arrangement exists when there is a customer contract or purchase order. The Company considers delivery complete when title and risk of loss transfer to the customer, which is generally upon shipment, but no later than physical receipt by the customer.

The Company sells its products and support services directly to end-customers, systems vendors and resellers. The Company currently does not provide price protection, rebates or other sales incentives to customers. The Company also does not allow a right of return to its customers, including resellers.

The Company’s multiple-element arrangements typically include two elements: hardware, which includes embedded software, and support services. The Company has determined that its hardware and the embedded software are considered a single unit of accounting, because the hardware and software individually do not have standalone value and are not sold separately. Support services are considered a separate unit of accounting as they can be sold separately and have standalone value.

For the purposes of determining the relative value of each accounting unit, the Company uses its vendor-specific objective evidence (“VSOE”), if available, third party evidence (“TPE”), if VSOE is not available, or best estimated selling price (“BESP”), if neither VSOE nor TPE are available. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were available on a standalone basis. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. The Company establishes BESP considering multiple factors including, but not limited to, historical prices of products sold on a stand-alone basis, cost and gross margin objectives, competitive pricing practices and customer and market specific considerations. Revenue allocated to the Company’s products is recognized upon shipment or delivery. Revenue allocated to support services is recognized over the term which is generally one year but can be extended up to three years in some cases.

The Company’s policy is to record revenue net of any applicable sales, use or excise taxes.

Property and Equipment

Property and equipment consist primarily of capitalized equipment and computer hardware and software, which are stated at cost and depreciated using the straight-line method over the estimated useful lives of two years and three years, respectively. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operating expenses.

Research and Development

Research and development costs are expensed as incurred. Research and development costs consist primarily of personnel costs, prototype expenses, software tools, consulting services and allocated facilities costs.

Advertising Expenses

All advertising costs are expensed as incurred. Advertising costs were $0, $0.2 million, $1.7 million, $1.0 million and $0.3 million for the years ended January 31, 2010, 2011 and 2012, and the six months ended July 31, 2011 and 2012, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (or loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established for deferred tax assets to the extent of the likelihood that the deferred tax assets may not be realized.

The Company evaluates uncertain tax positions taken or expected to be taken in the course of preparing an enterprise’s tax return to determine whether the tax positions are more likely than not of being sustained upon challenge by the applicable tax authority. Tax positions with respect to any potential income tax for the Company not deemed to meet the more likely than not threshold would be recorded as a tax expense in the current year.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding for each fiscal period presented.

Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, warrants and convertible preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.

Stock-Based Compensation

The Company records stock-based compensation expense related to employee stock-based awards on a straight-line basis based on the estimated fair value of the awards as determined on the date of grant. The Company utilizes the Black-Scholes option pricing model to estimate the fair value of employee stock options. The Black-Scholes model requires the input of highly subjective and complex assumptions, including the estimated fair value of the Company’s common stock on the date of grant, the expected term of the stock option and the expected volatility of the Company’s common stock over the period equal to the expected term of the grant. The Company estimates forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for stock options that are issued to nonemployees based on the estimated fair value of such awards using the Black-Scholes option pricing model. The measurement of stock-based compensation expense for these awards is variable and subject to periodic adjustments to the estimated fair value until the awards vest and the resulting change in the estimated fair value is recognized in the Company’s consolidated statements of operations during the period in which the related services are rendered.

During fiscal 2013, the Company granted restricted stock units (RSUs) to employees. These restricted stock units vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for the majority of these awards is satisfied over three years. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change in control transaction or the earlier of (a) 181 days following the completion of an initial public offering or (b) the March 15th of the year following the completion of an initial public offering. RSUs for which the service condition has been satisfied are not forfeited should an employee terminate prior to the liquidity condition being met. Share-based compensation expense related to these grants is based on the grant date fair value of the RSUs and is recognized on a straight-line basis over the applicable service period.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Product Warranties

The Company generally provides a three-year warranty on all of its products. Estimated future warranty costs are accrued and charged to cost of revenue in the period that the related revenue is recognized. These estimates are derived from performance of equipment in the Company’s test and support labs, historical data and trends of product reliability and costs of repairing and replacing defective products.

Note 2. Property and Equipment

Property and equipment consist of the following (in thousands):

	January 31,		July 31, 2012
	2011	2012
			(Unaudited)
Laboratory equipment	$1,953	$13,675	$18,428
Computer hardware and software	423	563	4,993
Office furniture	67	121	204
Leasehold improvements	111	277	587

	2,554	14,636	24,212
Less: accumulated depreciation	(1,883)	(6,890)	(11,905)

	$671	$7,746	$12,307

Note 3. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	January 31,		July 31, 2012
	2011	2012
			(Unaudited)
Compensation and benefits	$766	$2,856	$4,562
Litigation settlement	—	2,100	2,100
Professional fees	509	318	2,581
Warranty	219	915	1,030
Other	135	3,066	3,852

	$1,629	$9,255	$14,125

The following table is a reconciliation of the changes in the Company’s aggregate product warranty liability (in thousands):

	January 31,		July 31, 2012
	2011	2012
			(Unaudited)
Balance at beginning of period	$14	$219	$915
Additions	235	996	219
Settlements	(30)	(300)	(104)
Changes in estimates	—	—	—

Balance at end of period	$219	$915	$1,030

Note 4. Convertible Notes Payable

The Company issued $7.0 million, $13.8 million and $0.7 million in notes payable (the “Notes”) during the years ended January 31, 2010, 2011 and 2012, respectively, which were convertible into preferred stock upon completion of rounds of equity financing. The Notes matured, unless earlier converted into shares of preferred stock, on demand by the holders of the Notes at any time after the earlier of: (i) one year from the issuance of the Notes, (ii) an acquisition of the Company or (iii) the disposition of all the assets of the Company. The Series 1, A and B Notes bore 8% interest, and the Series D Notes bore 6% interest per annum.

The following table is a reconciliation of the changes in the Company’s aggregate convertible notes payable liability (in thousands, except for per share data):

	Notes value	Shares	Conversion price per share
Balance, January 31, 2009	$9,000
Issued	6,975
Accrued interest	832
Converted into Series 1 convertible preferred stock	(8,226)	8,796	$0.94
Converted into Series A convertible preferred stock	(5,511)	11,481	0.48
Converted into common stock	(2,062)	392	5.26

Balance, January 31, 2010	1,008
Issued	13,842
Accrued interest	250
Converted into Series A convertible preferred stock	(1,055)	1,759	0.60

Balance, January 31, 2011	14,045
Issued	682
Accrued interest	6
Converted into Series B convertible preferred stock	(14,045)	8,261	1.70

Balance, January 31, 2012	688
Issued (unaudited)	8,698
Accrued interest (unaudited)	29
Converted into Series D convertible preferred stock (unaudited)	(9,415)	1,569	6.00

Balance July 31, 2012 (unaudited)	$—

The Company issued Series A convertible notes payable in the year ended January 31, 2010, which were converted in the same year into Series A convertible preferred stock at a price of $0.48 per share. The Board of Directors and note holders approved a change to the conversion rate of the Series A convertible notes whereby the conversion rate of the Series A convertible notes was changed to $0.48. Under the original terms of the Series A convertible notes, the conversion rate was to be equal to the issuance price of the shares sold in a next equity financing; hence, absent the change the Board approved, the Series A convertible notes would have been converted at the $0.60 issuance price of the Series A convertible preferred stock.

On January 31, 2011, the Board of Directors and note holders approved a change to the conversion rate of the Series B convertible notes whereby the conversion rate of the Series B convertible notes was changed to $1.70. Under the original terms of the Series B convertible notes, the conversion rate was to be equal to the issuance price of the shares sold in a next equity financing; hence, absent the change the Board approved, the Series B convertible notes would have been converted at the $2.00 issuance price of the Series B convertible preferred stock.

In accordance with ASC 470-50-40-10, “Debt Modification and Extinguishment,” the modification of the conversion prices resulted in the fair value of the preferred stock received being more than 10 percent of the carrying amount of the original notes. As a result, the modification has been treated as a debt extinguishment of the convertible notes. Accordingly, the Company calculated the extinguishment loss by comparing the carrying amount of the convertible notes to the fair value of the notes at the date of debt extinguishment and recognized $1.4 million and $2.9 million in extinguishment loss in fiscal 2010 and fiscal 2012, respectively.

Note 5. Stockholders’ Equity (Deficit)

Convertible Preferred Stock

The Company’s certificate of incorporation, as amended and restated, authorizes the issuance of 107,920,168 shares of $0.0001 par value convertible preferred stock. The following table summarizes the convertible preferred stock outstanding as of January 31, 2012, and the rights and preferences of the respective series (in thousands, except per share data):

	Shares		Aggregate liquidation preference	Dividend per share per annum	Conversion ratio per share
	Authorized	Issued and outstanding
Series 1	9,000	8,796	$11,215	$0.068	1.00
Series A	41,000	35,357	31,821	0.048	1.00
Series B	22,500	18,264	54,792	0.160	1.00
Series C	14,706	13,525	81,150	0.320	1.00
Series D	20,714	—	—	0.560	1.00

Total	107,920	75,942	$178,978

Significant terms of the outstanding convertible preferred stock are as follows:

Dividends

Holders of Series 1, Series A, Series B, Series C and Series D convertible preferred shares are entitled to noncumulative dividends per annum if and when declared by the Board of Directors (adjusted for any stock splits, stock dividends, recapitalization, or similar events). These dividends are to be paid in advance of any distributions to common stockholders. Any additional dividends are to be distributed among all holders of common stock and convertible preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of convertible preferred stock were converted to common stock at the then effective conversion rate. As of January 31, 2012, the Company had not declared any dividends.

Voting

The holders of each share of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

Conversion

Each share of Series 1, Series A, Series B, Series C and Series D convertible preferred stock is convertible, at the option of the holder, at any time, into that number of shares of common stock determined by dividing the original issuance price for such series by the applicable conversion price for such share in effect on the date of conversion. The initial conversion price per share of the Series 1, Series A, Series B, Series C and Series D convertible preferred stock is the original issue price for such series. The conversion price is subject to adjustment should the Company issue, at any time after the issuance of Series C convertible preferred stock and subject to certain exceptions described in the Company’s Certificate of Incorporation, any additional shares without consideration or for a consideration per share less than the applicable conversion price for a series of preferred stock in effect immediately prior to the issuance of additional shares. The conversion price for Series 1, Series A, Series B, Series C and Series D convertible preferred stock has not been adjusted as of January 31, 2012.

Each share of convertible preferred stock will automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the earliest of (i) the Company’s sale of its common stock in a firm commitment of an underwritten public offering pursuant to a registration statement, the public offering price of which is not less than $1.80 per share (as adjusted for any recapitalization) with aggregate net proceeds of at least $30 million and (ii) the date specified by written consent or agreement of the holders of at least a majority of all preferred shares.

Liquidation

Upon liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of convertible preferred stock and common stock will be paid out of the available funds and assets of the Company in accordance with the terms and conditions as set forth in the charter of the Company, adjusted for stock splits, stock dividends and recapitalizations. Liquidation includes a merger or sale of the Company. The liquidation preference per share of Series D convertible preferred stock of $8.75 is payable in preference to payments to Series C convertible preferred stock, Series B convertible preferred stock, Series A convertible preferred stock, Series 1 convertible preferred stock and common stock. The liquidation preference per share of Series C convertible preferred stock of $6.00 is payable in preference to payments to Series B convertible preferred stock, Series A convertible preferred stock, Series 1 convertible preferred stock and common stock. The liquidation preference per share of Series B convertible preferred stock of $3.00 is payable in preference to payments to Series A convertible preferred stock, Series 1 convertible preferred stock and common stock. The liquidation preference per share of Series A and 1 convertible preferred stock of $0.90 and $1.28, respectively, is payable in preference to payments to common stock. The common stockholders would be entitled to receive the remaining assets, after the payment of all preferential amounts to the Series D, C, B, A and 1 convertible preferred stockholders.

Conversion into Common Stock

On June 1, 2009, the Company converted all outstanding original Series A convertible preferred stock as of February 1, 2009 into 1,380,000 shares of common stock.

Common Stock

The Company is authorized to issue 158,420,000 shares of common stock at a par value of $0.0001. As of January 31, 2011 and 2012 and July 31, 2012, the Company had 28,669,000, 30,649,000 and 30,836,000 shares of common stock issued and outstanding, respectively. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders of the Company.

Reverse Stock Split

On June 1, 2009, the Company recorded a 1-for-100 reverse stock split of the Company’s common stock. For financial statement purposes, the Company has reflected common shares outstanding as if the reverse stock split was completed on January 31, 2009.

Note. 6 Stock Options and Stock Based Compensation

The 2005 Stock Plan

Under the Company’s 2005 Stock Plan (the “2005 Plan”), the Company may directly sell or award restricted shares and grant options to employees, directors and consultants. A total of 46,959,000 shares were authorized for issuance as of January 31, 2012. Under the 2005 Plan, the share awards and options are to be granted at prices no less than the estimated fair value at the date of grant. These share awards and options generally expire ten years from the date of grant. Such share awards and options generally vest ratably over three years.

The 2005 Plan allows the exercise of unvested options at any time prior to vesting. The 2005 Plan also provides that the Company can repurchase unvested restricted shares and exercised stock options at the original price paid. Restricted shares of common stock and early exercised stock options are entitled to the number of votes equal to the number of shares of common stock held. As of January 31, 2011 and 2012 and July 31, 2012, 13,432,000, 6,803,000 and 2,211,000 shares, respectively, were subject to repurchase under the 2005 plan. For the majority of such shares of common stock subject to repurchase rights, the right of repurchase lapses at a rate of 1/36 per month as the stockholder completes each month of continuous service. For shares that are subject to repurchase, the Company has recorded a liability for an amount equal to the consideration received for the unvested portion. As of January 31, 2011 and 2012 and July 31, 2012, the related liability for shares subject to repurchase totaled $0.3 million, $0.7 million and $0.2 million, respectively.

During 2011, the Company granted 1,028,233 stock options with a performance condition to its chief executive officer (“CEO”). The performance condition permits vesting upon consummation of a strategic transaction, including a change of control. The fair value of performance-based stock options is based on the fair value of the common stock on the date of the grant. Compensation cost for stock options that vest when a performance condition is achieved is recognized over the requisite service period if the condition is probable of achievement. At each period end from the date of grant the Company determines the achievement level of the performance condition based on the milestones defined under the CEO’s stock options agreement for performance based grants. The Company did not recognize any expense for the CEO award during the year ended January 31, 2011 and 2012 as the condition had not been achieved. In addition to the grant noted previously, the Company granted to its CEO 2,104,600 restricted stock awards in 2011 and 1,820,739 options in 2012, both with a service condition. During the second quarter of fiscal 2013, the Company’s board of directors accelerated vesting on all options and restricted stock awards granted to the CEO prior to 2012 and deemed that the performance condition noted above for options granted in 2011 was met, resulting in a stock-based compensation charge of $3.0 million in the period.

The Company computed the fair value of the equity-classified awards on the date of grant using the Black-Scholes pricing model with the following assumptions.

	Year Ended January 31,
	2010	2011	2012
Expected term in years	5.2	5.2 - 5.8	5.5 - 6.3
Volatility (%)	63 - 65	66 - 76	67 - 73
Risk-free interest rate (%)	2.5 - 2.6	1.6 - 2.7	1.0 - 3.0
Dividend yield	—	—	—
Fair value of common stock ($)	0.001	0.07	0.25 - 0.71
Forfeiture rate (%)	0.8	1.5	1.4 - 1.8

There were no stock options granted during the six months ended July 31, 2012.

Expected Term – The Company determines the expected term of options granted using the “simplified” method. Under this approach, the expected term is presumed to be the average of the vesting term and the contractual term of the option.

Volatility – Since the Company is not a publicly traded entity and, therefore, has limited historical data on volatility of its stock, the expected volatility used is based on volatility of similar entities. In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size and financial leverage.

Risk-Free Interest Rate – The risk-free interest rate that the Company uses in the Black-Scholes option valuation model is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options or purchase rights.

Dividend Yield – The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in the valuation model.

Fair Value of Common Stock – The fair value of the common stock underlying the stock options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock at the time of the option grant by considering a number of objective and subjective factors including valuations of comparable companies, sales of redeemable convertible preferred stock and common stock to unrelated third parties, operating and financial performance, lack of liquidity of capital stock and general and industry-specific economic outlook, amongst other factors. The fair value of the underlying common stock shall be determined by the board of directors until such time that the Company’s common stock is listed on an established stock exchange.

Forfeiture Rate – The estimated forfeiture rate is based on the Company’s history of awards forfeited prior to vesting.

A summary of activity under the 2005 Plan and changes during the reporting periods are presented below (in thousands, except per share data):

	Shares available for grant	Number of shares subject to outstanding stock awards	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Balance, January 31, 2009	55	15	$15.90		$—
Additional shares authorized	22,353	—	—
Granted	(21,322)	21,322	0.001
Exercised	—	(21,152)	0.001
Forfeited	55	(55)	4.28
Repurchased shares	192	—	—

Balance, January 31, 2010	1,333	130	0.06	9.46	—
Additional shares authorized	8,500	—	—
Granted	(10,018)	10,018	0.07
Exercised	—	(4,748)	0.07
Forfeited	159	(159)	0.07
Repurchased shares	77	—	—

Balance, January 31, 2011	51	5,241	0.07	9.82	1
Additional shares authorized	16,000	—	—
Granted	(11,193)	11,193	0.64
Exercised	—	(2,018)	0.34
Forfeited	294	(294)	0.33
Repurchased shares	38	—	—

Balance, January 31, 2012	5,190	14,122	0.47	9.29	12,792

Additional shares authorized (unaudited)	11,000	—	—
RSUs granted (unaudited)	(11,187)	—	—
Exercised (unaudited)	—	(209)	0.22
Forfeited (unaudited)	391	(391)	0.40
RSUs forfeited (unaudited)	223	—	—
Repurchased shares (unaudited)	22	—	0.13

Balance, July 31, 2012 (unaudited)	5,639	13,522	0.48	8.80	37,996

Options vested and expected to vest – January 31, 2012		13,841	0.47	9.29	12,538
Options exercisable – January 31, 2012		6,870	0.34	9.15	7,168
Options vested and expected to vest – July 31, 2012 (unaudited)		13,144	0.48	8.80	36,932
Options exercisable – July 31, 2012 (unaudited)		9,974	0.32	8.62	25,590

A summary of the Company’s restricted stock unit activity for the six months ended July 31, 2012 is presented below (in thousands, except per share amounts):

	Number of RSUs outstanding	Weighted average grant date fair value	Aggregate intrinsic value
Balance, January 31, 2012	—	$—	$—
Restricted stock units granted (unaudited)	11,187	2.51
Restricted stock units forfeited (unaudited)	(223)	2.40

Balance, July 31, 2012 (unaudited)	10,964	2.52	8,477

As of January 31, 2012, total compensation cost related to unvested stock-based awards granted to employees under the 2005 Plan but not yet recognized was $7.4 million. The total intrinsic value of restricted stock awards and stock options exercised during the year ended January 31, 2012 was $0.4 million.

Additional information regarding options outstanding as of January 31, 2012, is as follows (in thousands, except per share data):

	Options outstanding			Options exercisable
Exercise prices ($)	Number outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
0.001	130	7.48	$0.001	130	$0.001
0.07	4,005	8.88	0.07	3,556	0.07
0.25	1,484	9.24	0.25	425	0.25
0.71	8,503	9.56	0.71	2,759	0.71

	14,122			6,870

Non-employee Stock Option Awards

During the years ended January 31, 2010, 2011 and 2012, the Company granted stock options to purchase 170,000, 940,000 and 581,000 shares of common stock, respectively, to non-employees. During the year ended January 31, 2010, the Company issued 73,000 restricted shares of common stock to non-employees.

Stock-based compensation associated with non-employee options was $2,000, $4,000 and $209,000 for the years ended January 31, 2010, 2011 and 2012, respectively. The fair value of each non-employee stock option grant was estimated using the Black-Scholes option pricing method, using the following assumptions:

	Year Ended January 31,
	2010	2011	2012
Expected term in years	10	10	10
Volatility (%)	78 - 80	73 - 74	69 - 73
Risk-free interest rate (%)	3.4 - 3.5	3.1 - 3.4	1.8 - 2.1
Dividend yield	—	—	—
Fair value of common stock ($)	0.001	0.07	0.25 - 1.38

There were no stock options granted during the six months ended July 31, 2012. The stock-based compensation costs of these options granted to non-employees are remeasured over the vesting terms as earned, and the resulting value is recognized as an expense over the period of service rendered.

Stock-based compensation for employees and non-employees is included in cost of revenue and operating expenses as follows (in thousands):

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
				(Unaudited)
Cost of revenue	$—	$1	$19	$4	$104
Research and development	1	23	236	42	1,216
Sales and marketing	1	59	299	35	1,423
General and administrative	—	21	492	79	5,428

	$2	$104	$1,046	$160	$8,171

Note 7. Income Taxes

The components of loss before provision for income taxes are as follows (in thousands):

	Year Ended January 31,
	2010	2011	2012
United States	$(9,214)	$(16,741)	$(44,778)
Foreign	—	—	—

Total	$(9,214)	$(16,741)	$(44,778)

The Company’s tax provision for the years ended January 31, 2010, 2011 and 2012 consists of minimum state franchise and capital taxes.

Income tax expense differed from the amount computed by applying the federal statutory income tax rate of 34% to pretax loss for years ended January 31, 2010, 2011 and 2012, respectively, as a result of the following (in thousands):

	Year Ended January 31,
	2010	2011	2012
Federal tax at statutory rate	$(3,133)	$(5,692)	$(15,225)
Loss not being benefited	2,449	5,750	14,677
State taxes	1	1	5
Nondeductible expenses	6	43	185
Nondeductible interest on convertible notes	747	85	997
Research credits	(69)	(186)	(632)

	$1	$1	$7

The tax effects of temporary differences and carryforwards that give rise to significant portions of the Company’s deferred tax assets and liabilities as of January 31, 2011 and 2012 related to the following (in thousands):

	January 31,
	2011	2012
Accrual and reserves	$302	$2,620
Inventory valuations	622	4,321
Net operating loss carryforwards	14,671	16,599
Tax credits and other	738	2,066
Depreciation and amortization	2	7,133

Gross deferred tax assets	16,335	32,739
Valuation allowance	(16,335)	(32,739)

Net deferred tax assets (liabilities)	$—	$—

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax asset that, based on available evidence, is not more likely than not to be realized.

Management believes that, based on available evidence, both positive and negative, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded. The valuation allowance for deferred tax assets was $32.7 million as of January 31, 2012. The net change in the total valuation allowance for the year ended January 31, 2012 was an increase of $16.4 million.

As of January 31, 2012, the Company had approximately $44.4 million and $25.6 million of net operating loss carry forwards available to offset future taxable income for both Federal and State purposes, respectively. If not utilized, these carry forward losses will expire in various amounts for Federal and State tax purposes beginning in 2025 and 2012, respectively. The Company also has Federal and State research and development tax credit carryforwards of approximately $1.6 million and $1.0 million, respectively. The Federal tax credits will expire at various dates beginning in the year 2030 unless previously utilized. The State tax credits do not expire and will carry forward indefinitely until utilized.

Utilization of the net operating loss carry forwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company evaluates tax positions for recognition using a more likely than not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. As of January 31, 2012, the Company had no unrecognized income tax benefits that would affect the Company’s effective tax rate if recognized.

The Company’s policy is to classify interest and penalties associated with unrecognized tax benefits as income tax expense. The Company had no interest or penalty accruals associated with uncertain tax benefits recorded in the accompanying balance sheets and statements of operations.

The Company is subject to taxation in the United States and in California and New Jersey among other states, and in certain foreign jurisdictions. As of January 31, 2012, the Company’s federal returns for the years ended 2005 through the current period and state returns for the years ended 2005 through the current period are still open to examination. Net operating losses and research and development carryforwards that may be used in future years are still subject to inquiry given that the statute of limitation for these items would be from the year of the utilization. There are no tax years under examination by any jurisdiction at this time.

Note 8. Commitments and Contingencies

Litigation

The Company is subject to various claims arising in the ordinary course of business. Although no assurance may be given, the Company believes that it is not presently a party to any litigation of which the outcome, if determined adversely, would individually or in the aggregate be reasonably expected to have a material and adverse effect on the business, operating results, cash flows or financial position of the Company.

On January 5, 2012, Narada Systems, LLC (“Narada”) filed suit against the Company in the Tyler Division of the United States District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,504,786 and 7,236,488. On March 22, 2012, the Company filed a motion to dismiss the case for improper venue, or in the alternative, to transfer the case to the Northern District of California. The Court has not yet ruled on the Company’s motion. The schedule, including trial date, has not been set and the date for the scheduling conference has also not been set. The Narada complaint seeks unspecified compensatory damages and injunctive relief. In September 2012, the Company reached an agreement on terms to settle this matter. Under the proposed terms, the Company will receive a non-exclusive, world-wide, royalty-free license to Narada’s patents in exchange for a cash payment of $0.7 million and the issuance of preferred stock with an initial aggregate value of $1.4 million. The Company’s board authorized the Company to issue to Narada 200,000 shares of convertible preferred stock valued at $7.00 per share. The Company recorded the litigation settlement of $2.1 million in fiscal 2012.

On August 22, 2012, GCA Savvian Advisors, LLC (“Savvian”) filed suit against the Company in the San Francisco County Superior Court, alleging breach of contract under a financial advisory services agreement. Savvian seeks payment of $6.1 million for services rendered, as well as interest, damages and attorney’s fees. The Company intends to defend the claim vigorously.

Operating Lease Commitments

The Company leases office space under various non-cancelable operating leases that expire at various dates through fiscal 2015. Rent expense related to operating leases was $0.4 million, $0.5 million and $1.0 million for the years ended January 31, 2010, 2011 and 2012, respectively. Future minimum lease payments under the Company’s operating leases as of January 31, 2012, are as follows:

Years ending January 31:
2013	$1,475
2014	1,342
2015	1,410

$4,227

Purchase Commitments

The Company depends entirely upon contract manufacturers to manufacture its products and provide test services. Due to the lengthy lead times, the Company must order from its contract manufacturers well in advance and is obligated to pay for the materials when received and services once they are completed. As of January 31, 2012, the Company had approximately $13.2 million of outstanding purchase commitments to such contract manufacturers.

Note 9. Related-Party Transactions

Toshiba

In June 2011, the Company entered into a Supply Agreement with Toshiba Corporation and its affiliates, including Toshiba America Electronic Components, Inc. (collectively Toshiba), pursuant to which the Company agreed to purchase at least 70% of our flash memory from Toshiba. In connection with the Series D financing, the Company issued a warrant to Toshiba whereby, at Toshiba’s election, the Company’s obligation to pay the past due amounts, if any, owed for goods purchased through the above Supply Agreement, would be satisfied through the issuance of shares of Series D convertible preferred stock at an exercise price of $0.01 per share, the amount of which would be determined by the unpaid past due amount divided by $6.00, the Series D convertible preferred stock valuation price. Following the offering, this warrant will be exercisable for that number of shares of common stock which the shares of Series D convertible preferred stock underlying the warrant would convert into on the initial public offering. As of July 31, 2012, no shares of Series D convertible preferred Stock have been issued pursuant to this warrant. This obligation will remain outstanding following the offering.

In March 2010, the Company entered into a letter agreement with Toshiba to which the Company agreed to enter into a supply agreement to purchase a certain amount of raw materials from Toshiba or its affiliates. In connection with the letter agreement, Toshiba led the Series A convertible preferred financing on the terms and conditions set forth in the Series 1 and Series A convertible preferred stock purchase agreement and became a shareholder with a greater than 5% equity interest in the Company pursuant to this letter. As an additional condition to Toshiba’s obligation to purchase shares of Series A convertible preferred stock, the Company granted Toshiba a right to put that portion of shares of preferred stock as is necessary to keep Toshiba’s equity interest in the Company below 20% on as converted, fully diluted basis at all times at the original purchase price of $0.60 plus any accrued and unpaid dividends. The Company did not ascribe any value to the Supply Agreement as Toshiba’s investment in convertible preferred stock approximated fair value at the date of the agreement. Also, the Company did not ascribe any portion of the proceeds Toshiba invested to the Supply Agreement as the Company has the right to use other suppliers if Toshiba’s proposed terms are clearly not competitive with terms offered by other suppliers. No value was ascribed to the put right granted to Toshiba as Toshiba’s equity interest in the Company remained below 20% on as converted, fully diluted basis at all times during the years ended January 31, 2011 and 2012 and the six months ended July 31, 2012.

During the six months ended July 31, 2012, the Company had product sales to Toshiba of $1.3 million.

Warrant

In December 2011, the Company issued a warrant to Toshiba whereby Toshiba is entitled to purchase, at an exercise price of $0.01 per share up to that number of fully paid Series D convertible preferred stock equal to the quotient obtained by dividing Aggregate Unpaid Past Due Amounts, as defined in the warrant agreement, with the Stock Valuation Price (Toshiba Series D warrant). The Stock Valuation Price, as defined in the warrant agreement, shall initially mean $7.00 per share, provided that in the event of a qualified Series D convertible preferred stock financing, the Stock Valuation Price shall be the price per share of the Company’s convertible preferred stock in such qualified Series D financing. The warrant shall be exercisable anytime up to and including the earlier of 10 years from the date of the warrant agreements and Change in Control. Upon each exercise of the warrant, the Aggregate Unpaid Past Due Amount at the time of such exercise shall be reduced by the value of warrant shares issued upon such exercise. The warrant agreements allow the holder to elect a net issuance method for payment. The Company accounts for the Toshiba warrants at fair value with the related liability measured initially and through the date of settlement at its then-current fair value. The fair value of Toshiba warrants would not exceed the Aggregate Unpaid Past Due Amount as the Company can settle for cash the Unpaid Past Due Amount at its face amount. The Company assigned no additional value to Toshiba warrants as of January 31, 2012.

In February 2011, the Company entered into a warrant agreement with Toshiba whereby Toshiba is entitled to purchase, at an exercise price of $0.01 per share up to that number of fully paid Series C convertible preferred stock equal to the quotient obtained by dividing Aggregate Unpaid Past Due Amount, as defined in the warrant agreement, with the Stock Valuation Price, as defined in the warrant agreement (Toshiba Series C warrant). The terms of the Toshiba Series C warrant were identical to the Toshiba Series D warrant, except that under the Toshiba Series C warrant the Stock Valuation Price shall initially mean $3.40 per share, provided that in the event of a qualified Series C convertible preferred stock financing, the Stock Valuation Price shall be the price per share of the Company’s convertible preferred stock in such qualified Series C financing. The Toshiba Series C warrant agreement expired upon the issuance of Toshiba Series D warrant.

Consulting Agreement

During fiscal years 2010 and 2012, the Company entered into a consulting agreement with Catalyst Operating, LLC, or Catalyst Consulting. One of the Company’s directors is the Chief Executive Officer of Catalyst Consulting. Fees paid under these agreements totaled $0.2 million, $0.3 million and $0.2 million (unaudited) during the years ended January 31, 2010 and 2012 and the six months ended July 31, 2012, respectively. In addition, the Board member was issued 2.2 million shares of common stock in fiscal 2010 and granted options to purchase 450,000 shares in fiscal 2011 and 400,000 shares in fiscal 2012 of the Company’s common stock at a weighted average exercise price of $0.37 per share. In August 2012, the Company terminated the consulting agreement effective on September 30, 2012.

Note Receivable from Shareholder

In February 2011, the Company issued 1,766,021 shares of Series B convertible preferred stock at a per share price of $1.70 to Ametrine Consulting, Inc. (“Ametrine”) for cash and a full-recourse, promissory note for $2.9 million. An officer of Ametrine is a family member of an officer of the Company. The note accrues interest at the rate of two and a half percent per annum and was payable to the Company on January 25, 2012. As of January 31, 2012, the outstanding balance of the note and related accrued interest totaled $2.9 million. The Company received $2.9 million on May 23, 2012 in full settlement of the note receivable and related interest.

BizzBlizz Agreement

In January 2012, the Company entered into an agreement with BizzBlizz, Inc., a Delaware corporation, whereby BizzBlizz will provide search engine optimization and reputation management and profile enhancement services on behalf of the Company. Three directors and an officer of the Company are also direct or indirect investors in BizzBlizz with two of those directors also serving as directors of BizzBlizz. The initial term is for 12 months with fees totaling $0.2 million. As of January 31, 2012, no payments were made to BizzBlizz. Additionally, during fiscal 2012, the Company shipped product to BizzBlizz for evaluation purposes with a value of $0.4 million which was recorded in sales and marketing expense in the accompanying consolidated statement of operations.

Loan to Chief Executive Officer

In February 2011, the Company issued a secured promissory note for $1.0 million to the Company’s Chief Executive Officer. The note accrued interest at the rate of five percent per annum, was payable to the Company on February 23, 2013 and was secured by shares of the Company owned by the CEO. The note was outstanding as of January 31, 2012, and was offset against accrued bonus in the accompanying consolidated balance sheet. In May 2012, the note receivable was settled in conjunction with the payment of the CEO’s annual bonus.

Note 10. Employee Benefit Plan

The Company has a 401(k) Plan for all employees over the age of 21. Participants may contribute up to 90% of their salary up to a maximum of $16,500 (or $22,000 for participants over 50 years of age per calendar year). The Company did not match contributions during the years ended January 31, 2010, 2011 or 2012.

Note 11. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, the Company’s chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, the Company considers itself to be in a single reportable segment and operating unit structure.

Revenue by geography is based on the billing address of the customer. The following table sets forth revenue and property and equipment by geographic area (in thousands):

	Year Ended January 31,			Six Months Ended July 31,
Revenue	2010	2011	2012	2011	2012
				(Unaudited)
Americas:
United States	$638	$10,470	$34,808	$7,836	$22,720
Other Americas	—	249	181	81	9

	638	10,719	34,989	7,917	22,729

Europe:
Poland	—	—	12,923	650	33
United Kingdom	—	475	1,125	317	2,255
Other Europe	—	203	475	10	311

	—	678	14,523	977	2,599

Asia Pacific:
China	—	—	—	—	4,737
Other Asia Pacific	—	—	4,376	906	237

	—	—	4,376	906	4,974

	$638	$11,397	$53,888	$9,800	$30,302

	January 31		July 31, 2012
Property and Equipment	2011	2012
			(Unaudited)

United States	$671	$7,715	$12,250
Europe	—	31	57

	$671	$7,746	$12,307

Note 12. Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including preferred stock, stock options and warrants, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following table sets forth the computation of historical basic and diluted net loss per share (in thousands, except per share data):

	Year Ended January 31,			Six Months Ended July 31,
	2010	2011	2012	2011	2012
				(Unaudited)
Numerator:
Net loss	$(9,215)	$(16,742)	$(44,785)	$(17,614)	$(47,868)

Denominator:
Weighted-average common shares outstanding	9,696	24,775	29,712	29,199	30,718
Less: Weighted-average unvested common shares subject to repurchase	6,823	13,967	10,920	12,557	5,281

Weighted-average shares used to compute net loss per share, basic and diluted	2,873	10,808	18,792	16,642	25,437

Net loss per share, basic and diluted	$(3.21)	$(1.55)	$(2.38)	$(1.06)	$(1.88)

Since the Company experienced losses for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods. The following potential common stock equivalents were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive (in thousands):

	As of January 31,			As of July 31,
	2010	2011	2012	2011	2012
				(Unaudited)
Convertible preferred stock (on an as converted basis)	21,671	44,153	75,942	67,483	89,948
Common stock subject to purchase	15,774	13,382	6,753	12,557	3,146
Shares subject to outstanding common stock options and restricted stock units	131	5,241	14,122	9,965	24,487

	37,576	62,776	96,817	90,005	117,581

Unaudited pro forma net loss per share for the year ended January 31, 2012 and for the unaudited six months ended July 31, 2012 has been computed to give effect to the automatic conversion of the convertible preferred stock into common stock, as though the conversion had occurred on the original dates of issuance (in thousands, except per share data).

	Year Ended January 31, 2012	Six Months Ended July 31, 2012
Pro forma net loss:	$(44,785)	$(47,868)

Basic and diluted shares:
Weighted-average common shares used to calculate basic and diluted net loss per share	18,792	25,437
Pro forma adjustment to reflect assumed conversion of preferred stock to common stock to occur upon consummation of the Company’s planned initial public offering	66,863	80,311

Pro forma basic and diluted shares	85,655	105,748

Pro forma basic and diluted net loss per share	$(0.52)	$(0.45)

Note 13. Subsequent Events

Following is a summary of the subsequent events that occurred through September 14, 2012:

Financing Activities

During the six months ended July 31, 2012, the Company issued 13.9 million shares of Series D convertible preferred stock for $70.1 million, net of $3.1 million of issuance costs and the conversion of promissory notes and related accrued interest of $9.4 million. The Series D convertible preferred stock has substantially similar terms as other convertible preferred stock, except that Series D convertible preferred stock has a liquidation preference of $8.75 per share and a non-cumulative dividend per share per annum of $0.56 per share. As of July 31, 2012, each share of Series D convertible preferred stock converts into common stock at a rate of 1.0093.

Material Contracts

In June 2012, the Company entered into an agreement with the Forty Niners SC Stadium Company LLC or the Team. As part of this agreement, the Company will receive advertising and related benefits at the stadium under construction in Santa Clara, California from 2014 through 2023. The Company is committed to make payments to the Team of $4.0 million per year beginning in fiscal 2015 and for nine years thereafter.

RiverMeadow Investment

In August 2012, the Company purchased 866,325 shares of Series A-1 convertible preferred stock of RiverMeadow Software, Inc. (“RiverMeadow”) for consideration of $3.0 million. RiverMeadow’s enCloud service automates the migration of live physical and virtual servers into nearly any cloud stack as-is. The Company believes that by partnering with RiverMeadow, it will be better positioned to penetrate the telecommunication and data center co-location vertical markets. During the six months ended July 31, 2012, the Company loaned equipment to RiverMeadow with a cost of approximately $0.5 million. The carrying value of the equipment was charged to sales and marketing expense. Several members of the Company’s board of directors are also investors in RiverMeadow. After the last round of funding, the Company owns 9% of RiverMeadow and members of the Company’s board of directors own approximately 23% of RiverMeadow.

             shares

Common Stock

J.P. Morgan	Deutsche Bank Securities	BofA Merrill Lynch

Barclays

Baird	Needham & Company	Pacific Crest Securities

                    , 2012

Through and including                      (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	*
Financial Industry Regulatory Authority filing fee	*
Blue Sky fees and expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Registrar and Transfer Agent’s fees	*
Miscellaneous fees and expenses	*

Total	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.1(b)) and Article 6 of the Registrant’s Bylaws (Exhibit 3.2(b)) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since February 1, 2009 through January 31, 2012:

On various dates between January 2010 and July 2010, we issued and sold 23,875,573 shares of Series A convertible preferred stock for $0.60 per share to accredited investors and received total aggregate cash consideration of $14,325,343. Also, in January 2010, we converted our outstanding convertible promissory notes with a maturity not later than one year from the date of issuance and with a principal amount of $14,646,380 plus accrued interest in the amount of $1,152,558 into 11,481,100 shares of Series A convertible preferred stock, 8,796,120 shares of Series 1 convertible preferred stock and 392,874 shares of common stock simultaneously with the start of our Series A and Series 1 financing. (1)

On various dates between February 2011 and March 2011, we issued and sold 8,526,574 shares of Series B convertible preferred stock for $2.00 per share to accredited investors and received total aggregate cash consideration of $17,029,650. Also, in February 2011, we converted our outstanding convertible promissory notes with a maturity not later than one year from the date of issuance and with a principal amount of $16,351,500 plus accrued interest in the amount of $202,706 into 9,737,735 shares of Series B convertible preferred stock simultaneously with the start of our Series B financing. (1)

On various dates between May 2011 and January 2012, we issued and sold 12,306,934 shares of Series C convertible preferred stock to accredited investors for $4.00 per share and received total aggregate consideration of $54,099,696. (1)

On various dates between March 2012 and May 2012, we issued and sold 13,876,056 shares of Series D convertible preferred stock for $6.00 per share and received total aggregate cash consideration of $73,841,604. Also, in March 2012, we converted our outstanding convertible promissory notes with a maturity not later than one year from the date of issuance and with a principal amount of $9,379,987 plus accrued interest in the amount of $34,809 into 1,569,122 shares of Series D convertible preferred stock simultaneously with the start of our Series D financing. (1)

On various dates between March 2012 and May 2012, we granted to our directors, officers, employees and consultants 11,187,290 RSUs to be settled in shares of our common stock pursuant to our Amended and Restated 2005 Stock Plan. (2)

On various dates between January 2009 and September 2011, we granted stock options to purchase 42,634,798 shares of our common stock to our directors, officers, employees and consultants pursuant to our Amended and Restated 2005 Stock Plan, with exercise prices ranging from $0.001 to $16.00 per share. (2)(3)

On various dates between January 2009 and July 2012, we issued and sold an aggregate of 42,767,261 shares of our common stock to our directors, officers, employees and consultants pursuant to the exercise of options granted under our Amended and Restated 2005 Stock Plan, with exercise prices ranging from $0.001 to $0.710 per share. (3)

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

(1) These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation D promulgated under the Securities Act as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

(2) These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

(3) These transactions were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate information about the Registrant or had adequate access, through their relationships with the Registrant, to information about the Registrant.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1(a)	Amended and Restated Certificate of Incorporation of the Registrant

3.1(b)*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2(a)	Bylaws of the Registrant, as amended

3.2(b)*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Form of Common Stock Certificate

4.2	Amended and Restated Investors Rights Agreement between the Registrant and certain investors dated January 7, 2010

4.4	Warrant to Purchase Series D Preferred Stock issued December 2011

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1*	Form of Indemnification Agreement between the Registrant and its officers and directors

10.2#	2005 Stock Plan and form of agreements thereunder

10.3#*	2012 Stock Incentive Plan and form of agreements thereunder

10.4	Lease between the Registrant and Martin CBP Associates, L.P. dated February 11, 2011

10.5#	Employment Agreement between the Registrant and Donald Basile dated May 3, 2012

10.6#	Offer Letter between the Registrant and Dixon Doll, Jr. dated June 22, 2009

10.7†*	Supply Agreement among Toshiba Corporation, Toshiba America Electronic Components, Inc. and Violin Memory, Inc. dated June 27, 2011

10.8†*	Catalyst Consulting Services Agreement between Violin Memory, Inc. and Catalyst Operating, LLC dated April 1, 2009

10.9*	Professional Services Agreement between Violin Memory, Inc. and BizzBlizz, Inc. dated December 31, 2011

10.10†*	Sponsorship Agreement between Forty Niners SC Stadium Company LLC and Violin Memory, Inc. dated June 13, 2012

21.1	List of Subsidiaries

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (see page II – 5 to this Registration Statement on Form S-1)

*	To be filed by amendment.
#	Management contract or compensatory arrangement.
†	Confidential treatment request.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mountain View, State of California, on the day of                     , 2012.

VIOLIN MEMORY, INC.

By
Donald G. Basile President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that the individuals whose signatures appear below constitute and appoint Donald G. Basile and Cory J. Sindelar, and each of them, his or her true and lawful attorney-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including any and all amendments), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Donald G. Basile	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2012

Cory J. Sindelar	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2012

Dixon R. Doll, Jr.	Director and Chief Operating Officer	, 2012

Larry J. Lang	Director	, 2012

Jeff J. Newman	Director	, 2012

Mark N. Rosenblatt	Chairman of the Board	, 2012

David B. Walrod	Director	, 2012

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1(a)	Amended and Restated Certificate of Incorporation of the Registrant

3.1(b)*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2(a)	Bylaws of the Registrant, as amended

3.2(b)*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Form of Common Stock Certificate

4.2	Amended and Restated Investors Rights Agreement between the Registrant and certain investors dated January 7, 2010

4.4	Warrant to Purchase Series D Preferred Stock issued December 2011

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1*	Form of Indemnification Agreement between the Registrant and its officers and directors

10.2#	2005 Stock Plan and form of agreements thereunder

10.3#*	2012 Stock Incentive Plan and form of agreements thereunder

10.4	Lease between the Registrant and Martin CBP Associates, L.P. dated February 11, 2011

10.5#	Employment Agreement between the Registrant and Donald Basile dated May 3, 2012

10.6#	Offer Letter between the Registrant and Dixon Doll, Jr. dated June 22, 2009

10.7†*	Supply Agreement among Toshiba Corporation, Toshiba America Electronic Components, Inc. and Violin Memory, Inc. dated June 27, 2011

10.8†*	Catalyst Consulting Services Agreement between Violin Memory, Inc. and Catalyst Operating, LLC dated April 1, 2009

10.9*	Professional Services Agreement between Violin Memory, Inc. and BizzBlizz, Inc. dated December 31, 2011

10.10†*	Sponsorship Agreement between Forty Niners SC Stadium Company LLC and Violin Memory, Inc. dated June 13, 2012

21.1	List of Subsidiaries

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (see page II – 5 to this Registration Statement on Form S-1)

*	To be filed by amendment.
#	Management contract or compensatory arrangement.
†	Confidential treatment request.

EXHIBIT 3.1(a)

Delaware	PAGE 1
The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF “VIOLIN MEMORY, INC.”, FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF DECEMBER, A.D. 2011, AT 3:42 O’CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

	/s/ Jeffrey W. Bullock
	Jeffrey W. Bullock, Secretary of State
3937183 8100	AUTHENTICATION:	9250996
111329557	DATE:	12-22-11
You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware Secretary of State Division of Corporations Delivered 03:51 PM 12/22/2011 FILED 03:42 PM 12/22/2011 SRV 111329557 - 3937183 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

VIOLIN MEMORY, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Violin Memory, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Violin Memory, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 9, 2005 under the name Violin Technologies, Inc.

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Violin Memory, Inc.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is two hundred sixty-six million three hundred forty thousand three hundred thirty-six (266,340,336). The total number of shares of common stock authorized to be issued is one hundred fifty-eight million four hundred twenty thousand one hundred sixty-eight (158,420,168), par value $0.0001 per share (the “Common Stock”). The total number of shares of preferred stock authorized to be issued is one hundred seven million nine hundred twenty thousand one hundred sixty-eight (107,920,168), par value $0.0001 per share (the “Preferred Stock”), of which forty-one million (41,000,000) shares are designated as “Series A Preferred Stock,” nine million (9,000,000) shares are designated as “Series 1 Preferred Stock,” twenty-two million five hundred thousand (22,500,000) shares are designated as “Series B Preferred Stock”, fourteen million seven hundred five thousand eight hundred eighty-two (14,705,882) shares are designated as “Series C Preferred Stock” and twenty million seven hundred fourteen thousand two hundred eighty-six (20,714,286) shares are designed as “Series D Preferred Stock”.

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation) on the Common Stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The holders of a series of Preferred Stock can waive any dividend preference that the holders of such series shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of at least a majority of the shares of Preferred Stock of such series then outstanding. For purposes of this subsection 1(a), “Dividend Rate” shall mean $0.56 per annum for each share of Series D Preferred Stock, $0.32 per annum for each share of Series C Preferred Stock, $0.16 per annum for each share of Series B Preferred Stock, $0.048 per annum for each share of Series A Preferred Stock and $0.068 per annum for each share of Series 1 Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b) After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate.

2. Liquidation Preference.

(a) Payments to Holders of Series D Preferred Stock. In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of

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Series D Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event (the “Proceeds”) to the holders of Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock, Series 1 Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) one and a quarter (1.25) times the Series D Original Issue Price (as defined below), plus (ii) declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series D Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series D Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Restated Certificate of Incorporation, “Series D Original Issue Price” shall mean $7.00 per share for each share of the Series D Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Payments to Holders of Series C Preferred Stock. In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of Series C Preferred Stock shall be entitled to receive, after and subject to the payment in full of all amounts required to be distributed to the holders of Series D Preferred Stock pursuant to Section 2(a) above but before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, Series 1 Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) one and a half (1.5) times the Series C Original Issue Price (as defined below), plus (ii) declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for such distribution shall be distributed ratably among the holders of the Series C Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (b). For purposes of this Restated Certificate of Incorporation, “Series C Original Issue Price” shall mean $4.00 per share for each share of the Series C Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(c) Payments to Holders of Series B Preferred Stock. In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of Series B Preferred Stock shall be entitled to receive, after and subject to the payment in full of all amounts required to be distributed to the holders of Series D Preferred Stock and Series C Preferred Stock pursuant to Sections 2(a) and 2(b) above but before any payment shall be made to the holders of Series A Preferred Stock, Series 1 Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) one and a half (1.5) times the Series B Original Issue Price (as defined below), plus (ii) declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series B Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for such distribution shall be distributed ratably among the holders of the Series B Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (c). For purposes of this Restated Certificate of Incorporation,

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“Series B Original Issue Price” shall mean $2.00 per share for each share of the Series B Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(d) Payments to Holders of Series A Preferred Stock and Series 1 Preferred Stock. In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of Series A Preferred Stock and Series 1 Preferred Stock shall be entitled to receive, on a pari passu basis, after and subject to the payment in full of all amounts required to be distributed to the holders of Series D Preferred Stock, Series C Preferred Stock and Series B Preferred Stock pursuant to Sections 2(a), 2(b) and 2(c) above but before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) one and a half (1.5) times the Series A Original Issue Price or the Series 1 Original Issue Price, respectively (each as defined below), plus (ii) declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series A Preferred Stock and Series 1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for such distribution shall be distributed ratably among the holders of the Series A Preferred Stock and Series 1 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (d). For purposes of this Restated Certificate of Incorporation, “Series A Original Issue Price” shall mean $0.60 per share for each share of the Series A Preferred Stock, and “Series 1 Original issue Price” shall mean $0.85 per share for each share of Series 1 Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock). The Series D Original Issue Price, in the case of the Series D Preferred Stock, the Series C Original Issue Price, in the case of the Series C Preferred Stock, the Series B Original Issue Price, in the case of the Series B Preferred Stock, the Series A Original Issue Price, in the case of the Series A Preferred Stock, and the Series 1 Original Issue Price, in the case of the Series 1 Preferred Stock, are individually or collectively, as applicable, referred to herein as, the “Applicable Original Issue Price.”

(e) Upon completion of the distribution required by subsections (a), (b), (c) and (d) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(f) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

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(g) (i) For purposes of this Section 2, a “Liquidation Event” shall include (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation’s assets (“Asset Sale”), (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions of this corporation’s securities if, after such closing, the holders of capita! stock of this corporation immediately prior to such transfer do not continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving entity; (D) the granting by the corporation of an exclusive, irrevocable license of all or substantially all of the corporation’s intellectual property to a third party (“Exclusive License”); or (E) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation’s securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of shares of this corporation’s capital stock in a bona fide equity financing transaction shall not be deemed a “Liquidation Event.” The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of at least a majority of the then outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value, as determined by the Board of Directors of this corporation. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of this corporation.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions

5

arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors of this corporation.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event,

(iii) In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(g)(iv) hereof.

(iv) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders’ meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent at least a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(h) Allocation of Escrow and Contingent Consideration. In the event of a Liquidation Event, if any portion of the Proceeds is payable to the stockholders of the corporation subject to contingencies (other than amounts subject to escrow or holdback to satisfy indemnity obligations incurred in connection with such Liquidation Event), notwithstanding the operation of this Section 2, the definitive agreement with respect to such transaction shall provide that (i) the portion of such consideration that is not subject to any contingencies (including any amounts subject to escrow or holdback to satisfy indemnity obligations incurred in connection with such Liquidation Event, the “Initial Consideration”) shall be allocated among the holders of capital stock of this corporation in accordance with Subsections 2(a), 2(b), 2(c), 2(d) and 2(e) as if the Initial Consideration were the only consideration payable in connection

6

with such Liquidation Event and (ii) any additional consideration which becomes payable to the stockholders of this corporation upon satisfaction of contingencies shall be allocated among the holders of capital stock of this corporation in accordance with Subsections 2(a), 2(b), 2(c), 2(d) and 2(e) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. Redemption. The Preferred Stock is not redeemable.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the “Conversion Rate” for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share for each series of Preferred Stock shall be the Applicable Original Issue Price in respect of such series; provided, however, that the Conversion Price for each series of Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, the public offering price of which was not less than $1.80 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and $30,000,000 in the aggregate before deduction of underwriter’s commission and expenses (a “Qualified Public Offering”) or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable

7

upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, with respect to the Series 1 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, on or after the date upon which this Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the “Filing Date”) or, with respect to the Series D Preferred Stock, subsequent to the first date upon which the Company issues shares of Series D Preferred Stock, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this Section 4(d)(i)(A), the term “Common Stock Outstanding” shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable. In the event that this corporation issues or sells, or is deemed to have issued or sold, shares of Additional Stock that results in an adjustment to a Conversion Price pursuant to the provisions of this Section 4(d) (the “First Dilutive Issuance”), and this corporation within 120 days after the First Dilutive Issuance issues or sells, or is deemed to have issued or sold, shares of Additional Stock in a subsequent issuance other than the First Dilutive Issuance that would result in further adjustment to a Conversion Price (a “Subsequent Dilutive Issuance”) pursuant to the same instruments (issued or sold upon substantially the same terms and conditions, including

8

consideration provided therefor) as the First Dilutive Issuance, then and in each such case upon a Subsequent Dilutive Issuance the applicable Conversion Price for each series of Preferred Stock shall be reduced to the applicable Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(B) No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one-tenth of one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three (3) years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three (3) years from the date of the event giving rise to the adjustment being carried forward. Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the

9

satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(l) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii) “Additional Stock” shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A) Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B) Shares of Common Stock issued to employees, officers, directors, consultants and other service providers for the primary purpose of

10

soliciting or retaining their services pursuant to plans, agreements or other incentive stock arrangements approved by this corporation’s Board of Directors;

(C) Common Stock issued pursuant to a Qualified Public Offering;

(D) Common Stock issued or deemed issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E) Common Stock issued or deemed issued in connection with a joint venture, development project, bona fide business acquisition or other strategic transaction, in each case approved by this corporation’s Board of Directors;

(F) Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4(d);

(G) Common Stock issued or deemed issued to persons or entities with which this corporation has business relationships (including, without limitation, leasing companies, landlords, advisors, lenders and other providers of goods and services to this corporation) provided such issuances are approved by this corporation’s Board of Directors and are made for other than primarily equity financing purposes;

(H) Shares of Series C Preferred Stock (and Common Stock deemed issued upon the issuance thereof), including, without limitation, shares issued pursuant to that certain Series C Preferred Stock Purchase Agreement by and among this corporation and the other parties thereto dated May 24, 2011 (the “Series C Purchase Agreement”); or

(I) Common Stock issued or deemed issued which the holders of at least a majority of the then outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis) affirmatively provide, by vote or written consent, shall not be Additional Stock.

(iii) In the event this corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those

11

issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E).

(iv) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and the corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this

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corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate of Incorporation.

(j) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation.

(k) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

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5. Voting Rights.

(a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation, and except as provided in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) Voting for the Election of Directors. As long as at least twenty-five percent (25%) of the shares of Series A Preferred Stock issued pursuant to that certain Series A and Series 1 Preferred Stock Purchase Agreement dated January 7, 2010 (as amended from time to time, the “Series A Purchase Agreement”) remain outstanding (subject to adjustment for any stock split, reverse stock split, stock dividends, combinations, subdivisions, recapitalizations or other similar event affecting the Series A Preferred Stock after the Filing Date), the holders of such shares of Series A Preferred Stock shall be entitled to elect two (2) directors of this corporation at any election of directors. As long as at least twenty-five percent (25%) of the shares of Series 1 Preferred Stock issued pursuant to the Series A Purchase Agreement remain outstanding (subject to adjustment for any stock split, reverse stock split, stock dividends, combinations, subdivisions, recapitalizations or other similar event affecting the Series 1 Preferred Stock after the Filing Date), the holders of such shares of Series 1 Preferred Stock shall be entitled to elect one (1) director of this corporation at any election of directors. The holders of outstanding Common Stock shall be entitled to elect three (3) directors of this corporation at any election of directors. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Director’s action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company’s stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative

14

vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

6. Protective Provisions. So long as an aggregate of at least fifty percent (50%) of the shares of Preferred Stock issued pursuant to the Series A Purchase Agreement, that certain Series B Preferred Stock Purchase Agreement by and among this corporation and the other parties thereto dated February 2, 2011 and the Series C Purchase Agreement remain outstanding (subject to adjustment for any stock split, reverse stock split, stock dividends, combinations, subdivisions, recapitalizations or other similar event affecting such Preferred Stock after the Filing Date), this corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis):

(a) consummate a Liquidation Event;

(b) effect a reclassification or recapitalization of the outstanding capital stock of this corporation;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock or Common Stock;

(d) authorize, designate or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over, or being on a parity with, any series of Preferred Stock with respect to dividends, liquidation, voting or redemption, other than the issuance of any authorized but unissued shares of Preferred Stock designated in this Certificate of Incorporation (including any security convertible into or exercisable for such shares of Preferred Stock);

(e) amend, alter or repeal any provision of this corporation’s Certificate of Incorporation or Bylaws;

(f) pay or declare any cash or in-kind dividend on any shares of capital stock of this corporation;

(g) incur indebtedness (or guaranty the indebtedness of any other party) in excess of $500,000 without the approval of this corporation’s Board of Directors;

(h) enter into any transaction (other than customary service or employment agreements) with an officer or director of this corporation, or related party thereto, unless approved by this corporations’ Board of Directors, including a majority of the directors that are disinterested with respect to such transaction; or

(i) change the authorized number of directors of this corporation from nine (9) members.

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7. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation’s authorized capital stock.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

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ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification,

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of this corporation with

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respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

*    *    *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

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IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 22nd day of December, 2011.

/s/ Don Basile
Don Basile
President and Chief Executive Officer

EXHIBIT 3.2(a)

BYLAWS OF

VIOLIN TECHNOLOGIES, INC.

(A DELAWARE CORPORATION)

i

3.9 Action Without a Meeting	5

3.10 Telephonic Meetings	5

3.11 Committees	5

3.12 Minutes of Meetings	6

3.13 Compensation of Directors	6

3.14 Removal of Directors	6

ARTICLE IV. NOTICES	6

4.1 Notice	6

4.2 Waiver of Notice	6

4.3 Electronic Notice	6

ARTICLE V. OFFICERS	7

5.1 Required and Permitted Officers	7

5.2 Appointment of Required Officers	7

5.3 Appointment of Permitted Officers	7

5.4 Officer Compensation	7

5.5 Term of Office; Vacancies	7

5.6 Chairman Presides	7

5.7 Absence of Chairman	8

5.8 Powers of President	8

5.9 President’s Signature Authority	8

5.10 Absence of President	8

5.11 Duties of Secretary	8

5.12 Duties of Assistant Secretary	8

5.13 Duties of Treasurer	8

5.14 Disbursements and Financial Reports	9

5.15 Treasurer’s Bond	9

ii

5.16 Duties of Assistant Treasurer	9

ARTICLE VI. CERTIFICATE OF STOCK	9

6.1 Stock Certificates	9

6.2 Facsimile Signatures	9

6.3 Lost Certificates	10

6.4 Transfer of Stock	10

6.5 Fixing a Record Date	10

6.6 Registered Stockholders	10

ARTICLE VII. GENERAL PROVISIONS	10

7.1 Dividends	10

7.2 Reserve for Dividends	10

7.3 Checks	11

7.4 Fiscal Year	11

7.5 Corporate Seal	11

7.6 Indemnification	11

7.7 Conflicts with Certificate of Incorporation	12

ARTICLE VIII. AMENDMENTS	12

ARTICLE IX. LOANS TO OFFICERS	12

iii

BYLAWS

OF

VIOLIN TECHNOLOGIES, INC.

ARTICLE I

OFFICES

1.1 Registered Office. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

1.2 Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 Location. All meetings of the stockholders for the election of directors shall be held in the City of Boston, Commonwealth of Massachusetts, or at such place as may be fixed from time to time by the Board of Directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting; provided, however, that the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211 of the Delaware General Corporations Law (“DGCL”). Meetings of stockholders for any other purpose may be held at such time and place, if any, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof, or a waiver by electronic transmission by the person entitled to notice.

2.2 Timing. Annual meetings of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting.

2.3 Notice of Meeting. Written notice of any stockholder meeting stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting.

2.4 Stockholders Records. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.5 Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning at least fifty percent (50%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.6 Notice of Meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

2.7 Business Transacted at Special Meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

2.8 Quorum; Meeting Adjournment; Presence by Remote Means.

(a) Quorum; Meeting Adjournment. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) Presence by Remote Means. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(1) participate in a meeting of stockholders; and

(2) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on

2

matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

2.9 Voting Thresholds. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.10 Number of Votes Per Share. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

2.11 Action by Written Consent of Stockholders; Electronic Consent; Notice of Action.

(a) Action by Written Consent of Stockholders. Unless otherwise provided by the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, is signed in a manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the corporation as provided in subsection (b) below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner provided above, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the corporation in the manner provided above.

(b) Electronic consent. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (1) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (2) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation

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having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the corporation.

(c) Notice of Action. Prompt notice of any action taken pursuant to this Section 2.11 shall be provided to the stockholders in accordance with Section 228(e) of the DGCL.

ARTICLE III

DIRECTORS

3.1 Authorized Directors. The number of directors that shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting of the stockholders, except as provided in Section 3.2 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

3.2 Vacancies. Unless otherwise provided in the corporation’s certificate of incorporation, as it may be amended, or in any voting agreement to which the corporation and some or all of its stockholders are parties, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

3.3 Board Authority. The business of the corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

3.4 Location of Meetings. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

3.5 First Meeting. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order to legally constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

3.6 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the president upon notice to each director; special meetings shall be called by the president or secretary in

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like manner and on like notice on the written request of two (2) directors unless the Board of Directors consists of only one director, in which case special meetings shall be called by the president or secretary in like manner and on like notice on the written request of the sole director. Notice of any special meeting shall be given to each director at his business or residence in writing, or by telegram, facsimile transmission, telephone communication or electronic transmission (provided, with respect to electronic transmission, that the director has consented to receive the form of transmission at the address to which it is directed). If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four (24) hours before such meeting. If by facsimile transmission or other electronic transmission, such notice shall be transmitted at least twenty-four (24) hours before such meeting. If by telephone, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 8.1 of Article VIII hereof. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing, either before or after such meeting.

3.8 Quorum. At all meetings of the Board of Directors a majority of the directors shall constitute a quorum for the transaction of business and any act of a majority of the directors present at any meeting at which there is a quorum shall be an act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.9 Action Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing, writings, electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

3.10 Telephonic Meetings. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or any committee, by means of conference telephone or other means of communication by which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

3.11 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to

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all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any provision of these bylaws.

3.12 Minutes of Meetings. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.13 Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.14 Removal of Directors. Unless otherwise provided by the certificate of incorporation, these bylaws or any voting agreement to which the corporation and some or all of its stockholders are parties, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

ARTICLE IV

NOTICES

4.1 Notice. Unless otherwise provided in these bylaws, whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

4.2 Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

4.3 Electronic Notice.

(a) Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders and directors, any notice to stockholders or directors given by the corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder or director to whom the notice is given. Any such consent shall be revocable by the stockholder or director by written notice to the corporation. Any such consent shall be deemed revoked if (1) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

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(b) Effective Date of Notice. Notice given pursuant to subsection (a) of this section shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the stockholder or director has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder or director has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder or director of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder or director. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c) Form of Electronic Transmission. For purposes of these bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE V

OFFICERS

5.1 Required and Permitted Officers. The officers of the corporation shall be chosen by the Board of Directors and shall be a president, treasurer and a secretary. The Board of Directors may elect from among its members a Chairman of the Board and a Vice-Chairman of the Board. The Board of Directors may also choose one or more vice-presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

5.2 Appointment of Required Officers. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a president, a treasurer, and a secretary and may choose vice-presidents.

5.3 Appointment of Permitted Officers. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

5.4 Officer Compensation. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

5.5 Term of Office; Vacancies. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

THE CHAIRMAN OF THE BOARD

5.6 Chairman Presides. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law.

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5.7 Absence of Chairman. In the absence of the Chairman of the Board, the Vice-Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law.

THE PRESIDENT AND VICE-PRESIDENTS

5.8 Powers of President. The president shall be the chief executive officer of the corporation; in the absence of the Chairman and Vice-Chairman of the Board he or she shall preside at all meetings of the stockholders and the Board of Directors; he or she shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

5.9 President’s Signature Authority. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

5.10 Absence of President. In the absence of the president or in the event of his inability or refusal to act, the vice-president, if any, (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

5.11 Duties of Secretary. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of the corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

5.12 Duties of Assistant Secretary. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

5.13 Duties of Treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging

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to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

5.14 Disbursements and Financial Reports. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

5.15 Treasurer’s Bond. If required by the Board of Directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

5.16 Duties of Assistant Treasurer. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of the treasurer’s inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI

CERTIFICATE OF STOCK

6.1 Stock Certificates. Every holder of stock in the corporation shall be entitled to have a certificate, signed by or in the name of the corporation by, the Chairman or Vice-Chairman of the Board of Directors, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation.

Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

6.2 Facsimile Signatures. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar

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before such certificate is issued, the certificate may be issued by the corporation with the same effect as if such officer, transfer agent or registrar were still acting as such at the date of issue.

6.3 Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.4 Transfer of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

6.5 Fixing a Record Date. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

6.6 Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, to vote as such owner, to hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

GENERAL PROVISIONS

7.1 Dividends. Dividends upon the capital stock of the corporation, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

7.2 Reserve for Dividends. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

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7.3 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

7.4 Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

7.5 Corporate Seal. The Board of Directors may adopt a corporate seal having inscribed thereon the name of the corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

7.6 Indemnification. The corporation shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any director made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the corporation or a predecessor corporation or, at the corporation’s request, a director or officer of another corporation; provided, however, that the corporation shall indemnify any such agent in connection with a proceeding initiated by such agent only if such proceeding was authorized by the Board of Directors of the corporation. The indemnification provided for in this Section 7.6 shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under these bylaws, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue as to a person who has ceased to be a director, and (iii) inure to the benefit of the heirs, executors and administrators of a person who has ceased to be a director. The corporation’s obligation to provide indemnification under this Section 7.6 shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the corporation or any other person.

Expenses incurred by a director of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director of the corporation (or was serving at the corporation’s request as a director or officer of another corporation) shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized by relevant sections of the DGCL. Notwithstanding the foregoing, the corporation shall not be required to advance such expenses to an agent who is a party to an action, suit or proceeding brought by the corporation and approved by a majority of the Board of Directors of the corporation that alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent’s fiduciary or contractual obligations to the corporation or any other willful and deliberate breach in bad faith of such agent’s duty to the corporation or its stockholders.

The foregoing provisions of this Section 7.6 shall be deemed to be a contract between the corporation and each director who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The Board of Directors in its sole discretion shall have power on behalf of the corporation to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that he or she, his testator or intestate, is or was an officer or employee of the corporation.

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To assure indemnification under this Section 7.6 of all directors, officers and employees who are determined by the corporation or otherwise to be or to have been “fiduciaries” of any employee benefit plan of the corporation that may exist from time to time, Section 145 of the DGCL shall, for the purposes of this Section 7.6, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of the corporation that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; the corporation shall be deemed to have requested a person to serve the corporation for purposes of Section 145 of the DGCL, as administrator of an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

CERTIFICATE OF INCORPORATION GOVERNS

7.7 Conflicts with Certificate of Incorporation. In the event of any conflict between the provisions of the corporation’s certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

ARTICLE VIII

AMENDMENTS

8.1 These bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the certificate of incorporation at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon the Board of Directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

ARTICLE IX

LOANS TO OFFICERS

9.1 The corporation may lend money to, or guarantee any obligation of or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

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CERTIFICATE OF SECRETARY OF

VIOLIN TECHNOLOGIES, INC.

The undersigned, Jon C. R. Bennett, hereby certifies that he is the duly elected and acting Secretary of Violin Technologies, Inc., a Delaware corporation (the “Corporation”), and that the Bylaws attached hereto constitute the Bylaws of said Corporation as duly adopted by Action by Written Consent in Lieu of Organizational Meeting by the Directors on July 30, 2005.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this 30th day of July, 2005.

/s/ Jon C. R. Bennett
Jon C. R. Bennett
Secretary

EXHIBIT 4.2

RESTATED AGREEMENT

REFLECTING AMENDMENTS NO. 1, NO. 2 AND NO. 3

VIOLIN MEMORY, INC.

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

JANUARY 7, 2010

i

Schedule A	Schedule of Investors
Schedule B	Schedule of Common Holders

ii

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT (the “Agreement”) is made as of the 7th day of January, 2010, by and among Violin Memory, Inc., a Delaware corporation (the “Company”), the investors listed on Schedule A hereto, each of which is herein referred to as an “Investor” and the holders of Common Stock listed on Schedule B hereto, each of which is herein referred to as a “Common Holder”.

RECITALS

WHEREAS, certain of the Investors (the “Existing Investors”) are parties to that certain Investors’ Rights Agreement dated as of February 20, 2007 by and among the Company, the Common Holders and such Existing Investors (the “Prior Agreement”);

WHEREAS, the Prior Agreement may be amended, and any provision therein waived, with the consent of the Company, and the holders of at least sixty percent (60%) of the Registrable Securities (as such term is defined in the Prior Agreement);

WHEREAS, the Existing Investors, as holders of at least sixty percent (60%) of the Registrable Securities (as such term is defined in the Prior Agreement), desire to terminate the Prior Agreement and to accept the rights created pursuant hereto in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain Investors are parties to that certain Series A and Series 1 Preferred Stock Purchase Agreement of even date herewith (the “Purchase Agreement”), which provides that, as a condition to the closing of the sale of the Series A Preferred Stock and Series 1 Preferred Stock thereunder, the Prior Agreement shall be amended and restated in its entirety as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Existing Investors hereby agree that the Prior Agreement shall be superseded and replaced in its entirety by this Agreement, and the parties hereto further agree as follows:

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Registration Rights. The Company covenants and agrees as follows:

1.1 Definitions. For purposes of this Section 1:

(a) The term “Act” means the Securities Act of 1933, as amended.

(b) The term “Form S-3” means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(c) The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.11 hereof; provided, however, that each Common Holder shall be deemed to be a Holder for purposes of Sections 1.3, 1.5, 1.6, 1.7, 1.8, 1.9, 1.10 and 1.13 only.

(d) The term “Initial Offering” means the Company’s first firm commitment underwritten public offering of its Common Stock under the Act.

(e) The term “1934 Act” means the Securities Exchange Act of 1934, as amended.

(f) The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(g) The term “Registrable Securities” means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock, (ii) the shares of Common Stock issued to the Common Holders, solely for the purposes of Sections 1.3, 1.5, 1.6, 1.7, 1.8, 1.9, 1.10 and 1.13 and (iii) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in (i) and (ii) above, excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which his rights under this Section 1 are not assigned. The number of shares of “Registrable Securities” outstanding shall be determined by the number of shares of Common Stock outstanding that are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities that are, Registrable Securities.

(h) The term “Rule 144” shall mean Rule 144 under the Act.

(i) The term “Rule 144(b)(1)(i)” shall mean subsection (b)(1)(i) of Rule 144 under the Act as it applies to persons who have held shares for more than one (1) year.

(j) The term “SEC” shall mean the Securities and Exchange Commission.

1.2 Request for Registration.

(a) Subject to the conditions of this Section 1.2, if the Company shall receive at any time after the earlier of (i) six (6) months after the effective date of the Initial Offering and (ii) three years after January 7, 2010 (which is the date of the first closing under the Purchase Agreement), a written request from the Holders of at least a majority of the Registrable Securities then outstanding (for purposes of this Section 1.2, the “Initiating Holders”) that the Company file a registration statement under the Act covering the registration of Registrable Securities with an anticipated aggregate offering price of at least $10,000,000, then the Company shall, within twenty (20) days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 1.2, use all commercially

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reasonable efforts to effect, as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered in a written request received by the Company within twenty (20) days of the mailing of the Company’s notice pursuant to this Section 1.2(a).

(b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in Section 1.2(a). In such event the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company (which underwriter or underwriters shall be reasonably acceptable to a majority in interest of the Initiating Holders). Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Company that marketing factors require a limitation on the number of securities underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities pro rata based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). In no event shall any Registrable Securities be excluded from such underwriting unless all other securities are first excluded. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

(c) Notwithstanding the foregoing, the Company shall not be required to effect a registration pursuant to this Section 1.2:

(i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction and except as may be required under the Act; or

(ii) after the Company has effected two (2) registrations pursuant to this Section 1.2, and such registrations have been declared or ordered effective; or

(iii) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of a registration statement for its Initial Offering and ending on a date one hundred eighty (180) days following the effective date of the Initial Offering, provided that the Company is actively employing in good faith all commercially reasonable efforts to cause such registration statement to become effective and delivers such notice within thirty (30) days of receipt of such request for registration; or

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(iv) if the Initiating Holders propose to dispose of Registrable Securities that may be registered on Form S-3 pursuant to Section 1.4 hereof; or

(v) if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company (the “Board of Directors”), it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than forty-five (45) days after receipt of the request of the Initiating Holders, provided that such right shall be exercised by the Company not more than twice in any twelve (12)-month period and provided further that the Company shall not register any securities for the account of itself or any other stockholder during such forty-five (45) day period (other than a registration relating solely to the sale of securities of participants in a Company stock plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered).

1.3 Company Registration.

(a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its stock or other securities under the Act in connection with the public offering of such securities (other than a registration relating solely to the sale of securities of participants in a Company stock plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 3.5, the Company shall, subject to the provisions of Section 1.3(c), use all commercially reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder requests to be registered.

(b) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.7 hereof.

(c) Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under this Section 1.3 to include any of the Holders’ securities in such

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underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with such underwriters, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering. In no event shall any Registrable Securities be excluded from such offering unless all other stockholders’ securities have been first excluded. In the event that the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be apportioned pro rata among the selling Holders based on the number of Registrable Securities held by all selling Holders or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall (i) the amount of securities of the selling Holders included in the offering be reduced below twenty-five percent (25%) of the total amount of securities included in such offering, unless such offering is the initial public offering of the Company’s securities, in which case the selling Holders may be excluded if the underwriters make the determination described above and no other stockholder’s securities are included in such offering or (ii) any securities held by a Common Holder be included in such offering if any Registrable Securities held by any Holder (and that such Holder has requested to be registered) are excluded from such offering. For purposes of the preceding sentence concerning apportionment, for any selling stockholder that is a Holder of Registrable Securities and that is a venture capital fund, partnership or corporation, the affiliated venture capital funds, partners, members, retired members, retired partners and stockholders of such Holder, or the estates and family members of any such partners, members, retired members and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.

1.4 Form S-3 Registration. In case the Company shall receive from the Holders of at least fifteen percent (15%) of the Registrable Securities (for purposes of this Section 1.4, the “Initiating Holders”) a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company shall:

(a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

(b) use all commercially reasonable efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written

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request given within fifteen (15) days after receipt of such written notice from the Company, provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this section 1.4:

(i) if Form S-3 is not available for such offering by the Holders;

(ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than $1,000,000;

(iii) if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.4 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than forty-five (45) days after receipt of the request of the Initiating Holders, provided that such right shall be exercised by the Company not more than twice in any twelve (12)-month period and provided further that the Company shall not register any securities for the account of itself or any other stockholder during such forty-five (45) day period (other than a registration relating solely to the sale of securities of participants in a Company stock plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered);

(iv) if the Company has, within the twelve (12) month period preceding the date of such request, already effected two registrations on Form S-3 for the Holders pursuant to this Section 1.4; or

(v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.4 and the Company shall include such information in the written notice referred to in Section 1.4(a). The provisions of Section 1.2(b) shall be applicable to such request (with the substitution of Section 1.4 for references to Section 1.2).

(d) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Initiating Holders.

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Registrations effected pursuant to this Section 1.4 shall not be counted as requests for registration effected pursuant to Sections 1.2.

1.5 Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all commercially reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the Registration Statement has been completed;

(b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

(c) furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d) use all commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(f) notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(g) cause all such Registrable Securities registered pursuant to this Section 1 to be listed on a national exchange or trading system and on each securities

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exchange and trading system on which similar securities issued by the Company are then listed; and

(h) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

Notwithstanding the provisions of this Section 1, the Company shall be entitled to postpone or suspend, for a reasonable period of time, the filing, effectiveness or use of, or trading under, any registration statement if the Company shall determine that any such filing or the sale of any securities pursuant to such registration statement would in the good faith judgment of the Board of Directors:

(i) materially impede, delay or interfere with any material pending or proposed financing, acquisition, corporate reorganization or other similar transaction involving the Company for which the Board of Directors has authorized negotiations;

(ii) materially adversely impair the consummation of any pending or proposed material offering or sale of any class of securities by the Company; or

(iii) require disclosure of material nonpublic information that, if disclosed at such time, would be materially harmful to the interests of the Company and its stockholders; provided, however, that during any such period all executive officers and directors of the Company are also prohibited from selling securities of the Company (or any security of any of the Company’s subsidiaries or affiliates).

In the event of the suspension of effectiveness of any registration statement pursuant to this Section 1.5, the applicable time period during which such registration statement is to remain effective shall be extended by that number of days equal to the number of days the effectiveness of such registration statement was suspended.

1.6 Information from Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of such Holder’s Registrable Securities.

1.7 Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 1.2, 1.3 and 1.4, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the selling Holders shall be borne by the Company. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 1.2 or Section 1.4 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the

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withdrawn registration), unless, in the case of a registration requested under Section 1.2, the Holders of a majority of the Registrable Securities agree to forfeit their right to one demand registration pursuant to Section 1.2 and provided, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Section 1.2 and 1.4.

1.8 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

1.9 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, members, officers, directors and stockholders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state in such registration statement a material fact required to be stated therein, or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws, and the Company will reimburse each such Holder, underwriter, controlling person or other aforementioned person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section l.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter, controlling person or other aforementioned person; provided further, however, that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Holder or underwriter or other aforementioned person, or any person controlling such Holder or underwriter, from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering,

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if a copy of the most current prospectus was not sent or given by or on behalf of such Holder or underwriter or other aforementioned person to such person, if required by law to have been so delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

(b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, legal counsel and accountants for the Company, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any person intended to be indemnified pursuant to this Section l.9(b) for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section l.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld), and provided that in no event shall any indemnity under this Section l.9(b) exceed the net proceeds from the offering received by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 1.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.9 to the extent of such prejudice, but the omission to so deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.9.

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(d) If the indemnification provided for in this Section 1.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations; provided, however, that no contribution by any Holder, when combined with any amounts paid by such Holder pursuant to Section 1.9(b), shall exceed the net proceeds from the offering received by such Holder. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) The obligations of the Company and Holders under this Section 1.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1 and otherwise.

1.10 Reports Under the 1934 Act. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the effective date of the Initial Offering;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably

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requested to avail any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

1.11 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (i) is a subsidiary, parent, partner, limited partner, retired partner or stockholder of a Holder, (ii) is a Holder’s family member or trust for the benefit of an individual Holder, or (iii) after such assignment or transfer, holds at least two percent (2%) of the Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations or the like), provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including, without limitation, the provisions of Section 1.13 below; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

1.12 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of at least a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include any of such securities in any registration filed under Section 1.2, Section 1.3 or Section 1.4 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included or (b) to demand registration of their securities.

1.13 “Market Stand-Off” Agreement.

(a) Each Investor and Common Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Initial Offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days) (or such longer period, not to exceed 34 days after the expiration of the 180-day period, as the managing underwriter or the Company shall request in order to facilitate compliance with FINRA rules or any successor or similar rule or regulation), (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than those included in such registration), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 1.13 shall apply only to the Company’s initial offering of equity securities, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Investors

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and Common Holders if all officers, directors and greater than one percent (1%) stockholders of the Company enter into similar agreements. The underwriters in connection with the Initial Offering are intended third-party beneficiaries of this Section 1.13 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Investor and Common Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the Initial Offering that are consistent with this Section 1.13 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply to all Investors and Common Holders subject to such agreements pro rata based on the number of shares subject to such agreements.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Investor and Common Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(b) Each Investor and Common Holder agrees that a legend reading substantially as follows shall be placed on all certificates representing all Registrable Securities of each Investor and Common Holder (and the shares or securities of every other person subject to the restriction contained in this Section 1.13):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD AFTER THE EFFECTIVE DATE OF THE ISSUER’S REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER’S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SHARES.

1.14 Termination of Registration Rights. No Holder shall be entitled to exercise any right provided for in this Section 1 (i) after two (2) years following the Initial Offering, (ii) as to any Holder, such earlier time at which such Holder (A) can sell all shares held by it in compliance with Rule 144(b)(1)(i) or (B) holds less than five percent (5%) of the Company’s outstanding Common Stock and all Registrable Securities held by such Holder (together with any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 or (iii) after the consummation of a Liquidation Event, as that term is defined in the Company’s Restated Certificate of Incorporation (the “Restated Certificate”).

2. Covenants of the Company.

2.1 Delivery of Financial Statements. The Company shall, upon request, deliver to each Investor (or transferee of an Investor) that holds at least five percent (5%) of the then outstanding shares of Preferred Stock (a “Major Investor”):

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(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, an income statement for such fiscal year, a balance sheet of the Company and statement of stockholders’ equity as of the end of such year, and a statement of cash flows for such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles (“GAAP”), and, for fiscal year 2010 and each fiscal year of the Company thereafter, audited and certified by independent registered public accounting firm of nationally recognized standing selected by the Company;

(b) as soon as practicable, but in any event within sixty (60) days after the end of each of the first three (3) quarters of each fiscal year of the Company, an unaudited income statement, statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter, prepared in accordance with generally accepted accounting principles consistently applied (except as noted therein), with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made;

(c) within thirty (30) days of the end of each month, (i) an unaudited income statement and statement of cash flows and balance sheet for and as of the end of such month, in reasonable detail that shows comparison to plan, prepared in accordance with generally accepted accounting principles consistently applied (except as noted therein), with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made and (ii) upon request by a Major Investor, an updated report of the Company’s capitalization as of the end of such month, which report shall include, without limitation, all outstanding options, warrants, rights or other agreements for the purchase or acquisition from the Company of any shares of its capital stock;

(d) as soon as practicable, but in any event at least thirty (30) days prior to the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements and statements of cash flows for such months and, as soon as prepared, any other budgets or revised budgets prepared by the Company; and

(e) such other information relating to the financial condition, business or corporate affairs of the Company as the Major Investor may from time to time request, provided, however, that the Company shall not be obligated under this Section 2.1 to provide such other information (i) to any Major Investor that is affiliated with a competitor of the Company, as determined in good faith by the Board of Directors or (ii) the Board of Directors determines in good faith to be a trade secret or similar confidential information. Notwithstanding the above, if such information is required in order to permit a Major Investor to prepare its own financial statements then the limitations provided for in this Section 2.1(e) shall be disregarded and be of no force or effect.

2.2 Inspection. The Company shall permit each Major Investor, at such Major Investor’s expense, to visit and inspect the Company’s properties, to examine its books of account and records and to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Major Investor; provided,

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however, that the Company shall not be obligated pursuant to this Section 2.2 to provide access to any information (i) to any Major Investor that is affiliated with a competitor of the Company, as determined in good faith by the Board of Directors or (ii) the Board of Directors determines in good faith to be a trade secret or similar confidential information. Notwithstanding the above, if such information is required in order to permit a Major Investor to prepare its own financial statements then the limitations provided for in this Section 2.2 shall be disregarded and be of no force or effect.

2.3 Termination of Information and Inspection Covenants. The covenants set forth in Sections 2.1 and 2.2 shall terminate and be of no further force or effect upon the earlier to occur of (i) the consummation of the Initial Offering, (ii) when the Company first becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the 1934 Act, whichever event shall first occur or (iii) the consummation of a Liquidation Event (as defined in the Restated Certificate).

2.4 Right of First Offer. Subject to the terms and conditions specified in this Section 2.4, the Company hereby grants to each Major Investor a right of first offer with respect to future sales by the Company of its Shares (as hereinafter defined). For purposes of this Section 2.4, the term “Major Investor” includes any partners, members, directly or indirectly wholly-owned subsidiaries, parent entities that own all of the equity interests of such Major Investor and affiliates of a Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted it among itself and its partners, members, directly or indirectly wholly-owned subsidiaries, parent entities that own all of the equity interests of such Major Investor and affiliates in such proportions as it deems appropriate.

Each time the Company proposes to offer any shares of, or securities convertible into or exchangeable or exercisable for any shares of, its capital stock (“Shares”), the Company shall first make an offering of such Shares to each Major Investor in accordance with the following provisions:

(a) The Company shall deliver a notice in accordance with Section 3.5 (“Notice”) to the Major Investors stating (i) its bona fide intention to offer such Shares, (ii) the number of such Shares to be offered and (iii) the price and terms upon which it proposes to offer such Shares.

(b) By written notification received by the Company within twenty (20) calendar days after the giving of Notice, each Major Investor may elect to purchase, at the price and on the terms specified in the Notice, up to that portion of such Shares that equals the proportion that the number of shares of Common Stock that are Registrable Securities issued and held by such Major Investor (assuming full conversion and exercise of all convertible and exercisable securities then outstanding) bears to the total number of shares of Common Stock of the Company then outstanding (assuming full conversion and exercise of all convertible and exercisable securities then outstanding). The Company shall promptly, in writing, inform each Major Investor that elects to purchase all the shares available to it (a “Fully-Exercising Investor”) of any other Major Investor’s failure to do likewise. During the ten (10) day period commencing after such information is given, each Fully-Exercising Investor may elect to purchase that portion of the Shares for which Major Investors were entitled to subscribe, but which were not

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subscribed for by the Major Investors, that is equal to the proportion that the number of shares of Registrable Securities issued and held by such Fully-Exercising Investor bears to the total number of shares of Common Stock issued and held, or issuable upon conversion of the Preferred Stock then held, by all Fully-Exercising Investors who wish to purchase some of the unsubscribed shares.

(c) If all Shares that Major Investors are entitled to obtain pursuant to Section 2.4(b) are not elected to be obtained as provided in Section 2.4(b) hereof, the Company may, during the ninety (90) day period following the expiration of the period provided in Section 2.4(b) hereof, offer the remaining unsubscribed portion of such Shares to any person or persons at a price not less than that, and upon terms no more favorable to the offeree than those, specified in the Notice. If the Company does not enter into an agreement for the sale of the Shares within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Shares shall not be offered unless first reoffered to the Major Investors in accordance herewith.

(d) The right of first offer in this Section 2.4 shall not be applicable to any issuance of securities that does not constitute an issuance of Additional Stock pursuant to the terms of the Restated Certificate and is hereby waived with respect to the Preferred Stock issued pursuant to the Purchase Agreement. In addition to the foregoing, the right of first offer in this Section 2.4 shall not be applicable with respect to any Major Investor in any subsequent offering of Shares if (i) at the time of such offering, the Major Investor is not an “accredited investor,” as that term is then defined in Rule 501(a) of the Act and (ii) such offering of Shares is otherwise being offered only to accredited investors.

(e) The rights provided in this Section 2.4 may not be assigned or transferred by any Major Investor; provided, however, that a Major Investor that is a venture capital fund may assign or transfer such rights to an affiliated venture capital fund, and a Major Investor that is a corporation may assign or transfer such rights to any directly or indirectly wholly-owned subsidiary or parent entity that owns all of the equity interests of such Major Investor.

2.5 Observer Rights. Unless otherwise approved by the Board of Directors, the Company shall invite Jon C.R. Bennett (so long as he is an employee of the Company) to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such party copies of all notices, minutes, consents and other materials that it provides to its directors; provided, however, that such party shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and, provided further, that the Company reserves the right to withhold any information and to exclude such party from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or would result in disclosure of trade secrets to any of such representatives, or if such party is affiliated with a competitor of the Company.

2.6 Proprietary Information and Inventions Agreements. The Company shall require all employees and consultants with access to confidential information to execute and deliver a Proprietary Information and Inventions Agreement (the “PIIA”) in

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substantially the form approved by the Board of Directors. Such PIIA shall provide, among other things: (i) except as expressly provided in any written employment or consulting agreement between the employee or consultant, such individual is either an at-will employee or a consultant to the Company, as the case may be; (ii) such individual will maintain all Company proprietary information in confidence; (iii) such individual will assign all inventions created by such individual as an employee or consultant during his employment or service to the Company; and (iv) such individual will not disclose any information related to the Company’s work.

2.7 Stock Vesting. Unless approved by the Board of Directors, each grant of shares of Common Stock (or options therefore) shall vest in equal monthly installments over a four-year period. All grants of shares of Common Stock (or options therefore) shall be approved by the Board of Directors.

2.8 Directors’ and Officers’ Insurance. The Company shall, as soon as practicable after the date hereof, obtain Directors’ and Officers’ Insurance with a carrier and in an amount and terms satisfactory to the Board of Directors. In the event that the Company merges with or into another entity and is not the surviving entity following the merger, or transfers all of its assets, the Company shall use its best efforts to ensure that successors to the Company assume the Company’ obligations with respect to the indemnification of the directors.

2.9 Board Committees. The Board of Directors will establish a compensation committee which shall consist of at least one director appointed by the holders of the Series A Preferred Stock and one director appointed by the holders of the Series 1 Preferred Stock. The compensation committee shall review and determine the compensation of the Company’s executive officers.

2.10 Directors. The Company shall promptly reimburse in full each director of the Company who is not an employee of the Company for all of his reasonable out-of-pocket expenses incurred in attending each meeting of the Board of Directors, any committee thereof and other activities performed upon request of the Company. Each director of the Company that is not an employee or affiliate of an Investor shall receive equity compensation and/or other incentives commensurate with such director’s duties to the Company.

2.11 Termination of Certain Covenants. The covenants set forth in Sections 2.4, 2.5, 2.6, 2.7, 2.8, 2.9 and 2.10 shall terminate and be of no further force or effect upon the consummation of (i) a Qualified Public Offering (as defined in the Restated Certificate) or (ii) a Liquidation Event (as defined in the Restated Certificate).

2.12 Notification and Repurchase Obligations.

(a) The Company shall notify each Major Investor in writing at least thirty (30) days prior to (i) the exercise of any Right of Repurchase (as such term is defined those certain Stock Purchase Agreements pursuant to which the Company has, prior to such exercise, issued (or may in the future issue) shares of its capital stock under the Company’s 2005 Stock Plan (the “Plan”)), (ii) any other redemption or reacquisition by the Company of shares of its capital stock, (iii) the closing of any financing that results in an adjustment to the Conversion Price (as defined in the Restated Certificate) of any series of Preferred Stock, (iv) the expiration

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of any outstanding options, warrants or other rights to acquire from the Company any shares of its capital stock that results in a reduction in the number of authorized shares of capital stock of Company on a Fully Diluted Basis, (v) any reduction in the number of shares authorized for issuance under the Plan or any similar plan established in the future, and (vi) any event that would or could reasonably be expected to cause such Major Investor’s equity interest in the Company to exceed 19.9% on a Fully Diluted Basis, in each case identifying such Major Investor’s equity interest in the Company, on a Fully Diluted Basis, subsequent to the occurrence of such event. Notwithstanding the foregoing, the Company shall not be required to notify any Major Investor in accordance with the terms of this subsection unless (x) such Major Investor’s equity interest in the Company exceeds 18% on a Fully Diluted Basis prior to the occurrence of an action contemplated herein or (y) the consummation of such action would cause such Major Investor’s equity interest in the Company to exceed 18% on a Fully Diluted Basis.

(b) For the purposes of this Section 2.12, a “Fully Diluted Basis” shall mean an as-converted to Common Stock basis, assuming conversion and exercise of all convertible and exercisable securities and including all shares available for issuance under the Plan or any similar plan established in the future.

(c) Subject to applicable corporate law and the fiduciary duties of the Company’s Board of Directors, if at any time a Major Investor holds an equity interest in the Company that exceeds 20% on a Fully Diluted Basis, such Major Investor may require the Company to repurchase that portion of such Major Investor’s Preferred Stock as is necessary to reduce such Major Investor’s equity interest in the Company below 20% on a Fully Diluted Basis. Such repurchase shall occur within 3 days of the Company’s receipt of such Major Investor’s request, at a purchase price per share equal to the Original Issue Price (as defined in the Restated Certificate) applicable to the series of Preferred Stock to be repurchased, plus any declared but unpaid dividends thereupon.

(d) The covenants set forth in this Sections 2.12 shall terminate and be of no further force or effect upon the consummation of (i) a Qualified Public Offering (as defined in the Restated Certificate) or (ii) a Liquidation Event (as defined in the Restated Certificate).

3. Miscellaneous.

3.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

3.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware.

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3.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 3.5).

3.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

3.7 Entire Agreement; Amendments and Waivers. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Any term of this Agreement (other than Section 2.1, Section 2.2, Section 2.3 and Section 2.4) may be amended and the observance of any term of this Agreement may be waived only with the written consent of the Company and the holders of at least a majority of the Registrable Securities; provided, however, that in the event that such amendment or waiver adversely affects the obligations or rights of the Common Holders in a different manner than the other Holders, such amendment or waiver shall also require the written consent of the holders of a majority in interest of the Common Holders. The provisions of Section 2.1, Section 2.2, Section 2.3, Section 2.4 and Section 2.12 may be amended or waived only with the written consent of the Company and the holders of at least a majority of the Registrable Securities that are held by Major Investors (including, solely in the case of Section 2.12, each holder of more than 9,000,000 shares of Preferred Stock, as adjusted for stock splits, stock dividends, combinations or the like)). Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities, each future holder of all such Registrable Securities, and the Company.

3.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

3.9 Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities (including affiliated venture capital funds) or persons shall be

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aggregated together for the purpose of determining the availability of any rights under this Agreement.

3.10 Additional Investors. Notwithstanding Section 3.7, no consent shall be necessary to add additional Investors that are purchasers of Preferred Stock as signatories to this Agreement.

3.11 Termination of Prior Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall terminate and be of no further force and effect, and shall be superseded and replaced in its entirety by this Agreement.

3.12 Additional Definition. For all purposes herein, “Preferred Stock” shall mean, collectively, the Company’s Series A Preferred Stock, Series 1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and any and all future series of preferred stock authorized under the Restated Certificate.

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors’ Rights Agreement as of the date first above written.

COMPANY:

VIOLIN MEMORY, INC.

By:

Name:

Title:

Address:

SIGNATURE PAGE TO VIOLIN MEMORY, INC.

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors’ Rights Agreement as of the date first above written.

COMMON HOLDERS:

Address:

Address:

Address:

SIGNATURE PAGE TO VIOLIN MEMORY, INC.

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors’ Rights Agreement as of the date first above written.

INVESTORS:

[INVESTOR EXECUTION TO BE EFFECTED BY EXECUTION OF JOINDER PAGE OF SERIES C STOCK PURCHASE AGREEMENT]

SIGNATURE PAGE TO VIOLIN MEMORY, INC.

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

Exhibit 4.4

THIS WARRANT AND THE SHARES PURCHASABLE HEREUNDER HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN EXEMPTION THEREFROM UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

Dated: December 22, 2011

WARRANT TO PURCHASE

SERIES D PREFERRED STOCK OF

VIOLIN MEMORY, INC.

This certifies that Toshiba America Electronic Components, Inc., or permitted assigns (collectively, the “Holder”), for value received, is entitled to purchase, at an exercise price of $0.01 per share, from Violin Memory, Inc., a Delaware corporation (the “Company”), up to that number of fully paid and nonassessable Warrant Shares, equal to the quotient obtained in accordance with the following calculation:

Warrant Shares	=	Aggregate Unpaid Past Due Amounts
the Stock Valuation Price

This Warrant shall be exercisable at any time from time to time up to and including the earlier of (i) 5:00 p.m. (Pacific Time) on December 22, 2021, and (ii) immediately prior to the closing of any reorganization, consolidation or merger of the Company in a transaction pursuant to which the stockholders of the Company immediately prior to such transaction do not hold a majority of the equity interests and voting power of the resulting or surviving entity immediately following such transaction (such earlier time being referred to herein as the “Expiration Date”) upon delivery to the Company at its principal office of (i) the Form of Subscription attached hereto duly completed and executed, (ii) payment pursuant to Section 2 of the aggregate exercise price for the number of Warrant Shares for which this Warrant is being exercised determined in accordance with the provisions hereof, and (iii) documentation supporting the applicable Aggregate Unpaid Past Due Amounts (as defined below) in respect of which this Warrant is being exercised. The Stock Valuation Price and the number and constitution of the Warrant Shares purchasable hereunder are subject to adjustment as provided below and in Section 4 of this Warrant.

For purposes of this Warrant, (a) the term “Warrant Shares” means shares of Series D Preferred Stock, (b) the term “Stock Valuation Price” shall initially mean $7.00 per share; provided that in the event of a Qualified Series D Preferred Stock Financing, the Stock Valuation Price shall be the price per share of the Company’s preferred stock sold by the Company in such Qualified Series D Preferred Stock Financing, (c) the term “Qualified Series D Preferred Stock Financing” shall mean the next sale by the Company in a transaction or series of related transactions of shares of its preferred stock following the final closing of the sale of the

1

Company’s Series C Preferred Stock (whether such preferred stock is actually designated or denominated as Series D or otherwise; following a Qualified Series D Preferred Stock Financing, all references herein to “Series D Preferred Stock” shall be deemed to be references to the preferred stock issued in a Qualified Series D Preferred Stock Financing) to investors in one or more transactions for aggregate cash proceeds to the Company of no less than $2,000,000 for bona fide capital-raising purposes, and (d) the term “Aggregate Unpaid Past Due Amount” at any time shall mean the sum of (i) the aggregate undisputed unpaid amounts (including interest accrued thereon) owed by the Company to Toshiba America Electronic Components, Inc. or its successor, that are then past due for payment pursuant to that certain Sales Agreement, dated effective as of June 27, 2011 by and between Toshiba America Electronic Components, Inc. and the Company (the “Base Unpaid Past Due Amount”) and (ii) 0.5% of the Base Unpaid Past Due Amount; provided, however, that upon each exercise of this Warrant, the Aggregate Unpaid Past Due Amount at the time of such exercise shall be reduced by the product obtained by multiplying (x) the number of Warrant Shares issued upon such exercise, by (y) the Stock Valuation Price. Upon written request of the Company at any time, the Holder shall, as soon as reasonably practicable but in any event within 20 business days, deliver to Company a written statement of Holder’s computation of the Aggregate Unpaid Past Due Amount as of such date.

The parties hereto acknowledge that this Warrant supersedes and replaces in all respects that certain Warrant to Purchase Series C Preferred Stock of Violin Memory, Inc. issued to the Holder by the Company on February 2, 2011, which warrant is hereby rendered null, void and without further force or effect.

1. Exercise; Issuance of Certificates; Acknowledgement. This Warrant is exercisable at the option of the holder of record hereof, at any time or from time to time from the date hereof up to the Expiration Date for all or any part of the Warrant Shares (but not for a fraction of a share) which may be purchased hereunder. The Company agrees that the Warrant Shares purchased under this Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such Warrant Shares as of the close of business on the date on which the executed Form of Subscription and supporting documentation delivered and payment made for such Warrant Shares. Certificates for the Warrant Shares so purchased, together with any other securities or property to which the Holder hereof is entitled upon such exercise, shall be delivered to the Holder hereof by the Company at the Company’s expense as soon as reasonably practicable but in any event within 20 business days after the rights represented by this Warrant have been so exercised. Each certificate so delivered shall be in such denominations of the Warrant Shares as may be requested by the Holder hereof and shall be registered in the name of such Holder or its assignee. Notwithstanding anything to the contrary contained herein, unless the Holder otherwise notifies the Company, this Warrant shall be deemed to be automatically exercised using the Net Issuance method pursuant to Section 2 hereof immediately prior to the time on the Expiration Date at which this Warrant ceases to be exercisable.

2. Payment for Shares. The aggregate exercise price for Warrant Shares being purchased hereunder may be paid either (i) by cash or wire transfer of immediately available funds, (ii) if the fair market value of one (1) Warrant Share on the date of exercise is greater than the exercise price, by surrender of a number of Warrant Shares which have a fair market value equal to the aggregate exercise price of the Warrant Shares being purchased (“Net Issuance”) as determined herein, or (iii) any combination of the foregoing. If the Holder elects the Net

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Issuance method of payment, the Company shall issue to Holder upon exercise a number of Warrant Shares determined in accordance with the following formula:

X=	Y(A-B)
A

where:	X	=	the number of Warrant Shares to be issued to the Holder;

	Y	=	the number of Warrant Shares with respect to which the Holder is exercising its purchase rights under this Warrant;

	A	=	the fair market value of one (1) Warrant Share on the date of exercise; and

	B	=	the exercise price.

No fractional shares arising out of the above formula for determining the number of Warrant Shares to be issued to the Holder shall be issued, and the Company shall in lieu thereof make payment to the Holder of cash in the amount of such fraction multiplied by the fair market value of one (1) Warrant Share on the date of exercise. For purposes of this Warrant, the fair market value of one (1) Warrant Share shall mean (a) if the date of exercise is after the commencement of trading of the Common Stock on a securities exchange or over-the-counter but prior to the closing of the initial public offering of the Company’s Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended (the “IPO”), the price per share of such Common Stock to the public set forth on the final prospectus relating to the IPO, multiplied (if Section 4.1 is not applicable) by the number of shares of Common Stock into which each Warrant Share is then convertible, (b) if the Common Stock is then traded on a securities exchange, the average of the closing prices of such Common Stock on such exchange over the thirty (30) calendar day period (or portion thereof) ending three (3) days prior to the date of exercise, multiplied (if Section 4.1 is not applicable) by the number of shares of Common Stock into which each Warrant Share is then convertible, (c) if the Common Stock is then regularly traded over-the-counter, the average of the closing sale prices or secondarily the closing bid of such Common Stock over the thirty (30) calendar day period (or portion thereof) ending three (3) days prior to the date of exercise, multiplied (if Section 4.1 is not applicable) by the number of shares of Common Stock into which each Warrant Share is then convertible, or (d) if there is no active public market for the Common Stock, the price per Warrant Share that the Company could obtain from a willing buyer for Warrant Shares sold by the Company, as such price shall be determined in good faith by the Company’s board of directors.

3. Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant (together with all shares of Common Stock issuable upon conversion of such Warrant Shares, if applicable) will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon

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exercise of the subscription rights evidenced by this Warrant, a sufficient number of Warrant Shares (which shall initially be that number of authorized but unissued Series D Preferred Stock equal to the quotient obtained by dividing $45,000,000 by the Stock Valuation Price) (together with the number of shares of Common Stock issuable upon conversion of such Warrant Shares, if applicable), or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant.

4. Adjustment of Warrant Shares and Stock Valuation Price. The Stock Valuation Price and the number and constitution of Warrant Shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 4. Upon each adjustment of the Stock Valuation Price or number and constitution of Warrant Shares purchasable upon the exercise of this Warrant (as adjusted pursuant to this Section 4), the Holder of this Warrant shall thereafter be entitled to purchase, at the exercise price of $0.01 per share, the number of Warrant Shares obtained by dividing the Aggregate Unpaid Past Due Amounts by the Stock Valuation Price subsequent to such adjustment.

4.1 Conversion of Preferred Stock. If, at a time when the Warrant Shares consist of shares of Preferred Stock, all of the outstanding Preferred Stock of the Company are converted into shares of Common Stock, then this Warrant shall automatically become exercisable for that number of shares of Common Stock equal to the number of shares of Common Stock that would have been received if this Warrant had been exercised in full immediately prior to such event and the shares of Preferred Stock received thereupon had been simultaneously converted into shares of Common Stock in connection with such event. Thereafter, this Warrant shall become exercisable for such adjusted number of Warrant Shares consisting of shares of Common Stock, and the Stock Valuation Price shall not be adjusted.

4.2 Subdivisions, Combinations and Dividends. In case the Company shall at any time subdivide its outstanding Warrant Shares into a greater number of shares or pay a dividend in Warrant Shares in respect of outstanding Warrant Shares, the Stock Valuation Price in effect immediately prior to such subdivision or at the record date of such dividend shall be proportionately reduced, and conversely, in case the outstanding Warrant Shares shall be combined into a smaller number of shares, the Stock Valuation Price in effect immediately prior to such combination shall be proportionately increased.

4.3 Reclassification. If any reclassification of the capital stock of the Company shall be effected in such a way that holders of Warrant Shares shall be entitled to receive stock, securities, or other assets or property (collectively, the “Reclassification Substitute”), then, as a condition of such reclassification, lawful and adequate provisions shall be made whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the Warrant Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such amount of Reclassification Substitute as may be issued or payable with respect to or in exchange for a number of outstanding Warrant Shares equal to the number of Warrant Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. Thereafter, this Warrant shall be exercisable for such adjusted number of Warrant Shares consisting of Reclassification Substitute and the Stock Valuation Price shall not be adjusted. In any reclassification described above, appropriate provision shall

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be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Stock Valuation Price and of the amount of Reclassification Substitute purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, as nearly as may be, in relation to any Reclassification Substitute thereafter deliverable upon the exercise hereof.

4.4 Notice of Adjustment. Upon any adjustment of the Stock Valuation Price or the number and constitution of Warrant Shares purchasable upon the exercise of this Warrant, the Company shall give written notice thereof, by first class mail postage prepaid, addressed to the registered Holder of this Warrant at the address of such Holder as shown on the books of the Company. The notice shall be signed by the Company’s chief financial officer and shall state the Stock Valuation Price and number and constitution of Warrant Shares resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. For the avoidance of doubt, the Company acknowledges that the Holder of this Warrant shall be entitled to the benefit of all adjustments in the number of shares of Common Stock of the Company issuable upon conversion of Warrant Shares consisting of Preferred Stock which occur prior to the exercise of this Warrant, including without limitation, any increase in the number of shares of Common Stock issuable upon conversion as a result of a dilutive issuance of capital stock.

4.5 Other Notices. If at any time:

(1) the Company shall declare any cash dividend upon its Warrant Shares (or Common Stock issuable upon conversion thereof, if applicable);

(2) there shall be any reorganization, consolidation or merger of the Company in a transaction pursuant to which the stockholders of the Company immediately prior to such transaction do not hold a majority of the equity interests and voting power of the resulting or surviving entity immediately following such transaction;

(3) there shall be any reclassification of the capital stock of the Company;

(4) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company; or

(5) there shall be an IPO;

then, in any one or more of said cases, the Company shall give, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, (a) at least twenty (20) days prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up or public offering, at least twenty (20) days prior written notice of the date when the same shall take place. Any notice given in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, the date on which the holders of Warrant Shares (or Common Stock issuable

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upon conversion thereof, if applicable) shall be entitled thereto. Any notice given in accordance with the foregoing clause (b) shall also specify the date on which the holders of Warrant Shares (or Common Stock issuable upon conversion thereof, if applicable) shall be entitled to exchange their Warrant Shares (or Common Stock issuable upon conversion thereof, if applicable) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up, conversion or public offering, as the case may be.

5. Miscellaneous.

5.1 Authorization of Series D Preferred Stock. The Company hereby represents and warrants that on or prior to the date hereof, the Company has taken all required corporate actions to authorize and reserve for issuance upon exercise of this warrant at least 6,428,571 shares of Series D Preferred Stock, each having a per share liquidation preference senior to all other shares of capital stock equal to or greater than $7.00.

5.2 Protective Provisions. From the date hereof until the closing of a Qualified Series D Preferred Stock Financing, other than in connection with the consummation of a Qualified Series D Preferred Stock Financing that strictly complies with the terms of this Warrant, including but not limited to Section 5.3, the Company shall not, without first obtaining the written consent of the Holder:

(a) alter or change, whether by merger, consolidation or otherwise, the rights, preferences or privileges of the shares of Series D Preferred Stock; or

(b) increase or decrease the total number of authorized shares of Series D Preferred Stock.

5.3 Series D Financing Documents. Upon the closing of any Qualified Series D Preferred Stock Financing, and whether or not the Holder is issued shares of Series D Preferred Stock in connection with such Qualified Series D Preferred Stock Financing, the Holder shall, and shall be permitted to, enter into each agreement pursuant to which investors in the Qualified Series D Preferred Stock Financing are granted contractual rights (and become subject to contractual obligations) in connection with the Qualified Series D Preferred Stock Financing, including, without limitation, an investors’ rights agreement or registration rights agreement, a right of first refusal and co-sale agreement, and a voting agreement, thereby agreeing to be bound by all obligations and receive all rights thereunder as if the Holder were an investor in the Series D Preferred Stock Financing with the effect that Holder shall become bound by the same obligations and entitled to the same rights thereunder with respect to Warrant Shares issued or issuable upon exercise of this Warrant as the other investors in such Qualified Series D Preferred Stock Financing with respect to the shares of Series D Preferred Stock purchased by such other investors in such Qualified Series D Preferred Stock Financing.

6. No Voting or Dividend Rights. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent to receive notice as a stockholder of the Company or any other matters or any rights whatsoever as a stockholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or

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the interest represented hereby or the shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised.

7. Warrants Transferable. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights hereunder may be transferred, in whole or in part, without charge to the holder hereof (except for transfer taxes), upon surrender of this Warrant properly endorsed; provided, that the transferee shall be an entity that controls, is controlled by, or is under common control with, the Holder (such entity, an “Affiliate”). For the avoidance of doubt, neither this Warrant nor any rights hereunder may be transferred to an entity that is not an Affiliate of the Holder.

8. Lost Warrants. In the case of any loss, theft, destruction or mutilation of this Warrant, upon receipt of an indemnity reasonably satisfactory to the Company, the Company, at its expense, will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.

9. Modification and Waiver. No term of this Warrant may be amended and the observance of any term of this Warrant may not be waived (either generally or in a particular instance and either retroactively or prospectively) without the written consent of the Company and the Holder.

10. Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Warrant shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile to the number set forth below if sent between 8:00 a.m. and 5:00 p.m. recipient’s local time on a business day, or on the next business day if sent by facsimile to the number set forth below if sent other than between 8:00 a.m. and 5:00 p.m. recipient’s local time on a business day; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party at the address set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next business day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider. A party may change or supplement the addresses given below, or designate additional addresses, for purposes of this Section 10 by giving the other party written notice of the new address in the manner set forth above.

11. Governing Law. This Warrant is to be construed in accordance with and governed by the laws of the State of California.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its officers, thereunto duly authorized as of the date first above written.

VIOLIN MEMORY, INC.

By:	/s/ Donald G. Basile
Donald G. Basile, President

Address:

Violin Memory, Inc. 685 Clyde Avenue Mountain View, CA 94043 Facsimile: (650) 396-1543

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FORM OF SUBSCRIPTION

(To be signed only upon exercise of Warrant)

To:

The undersigned, the holder of a right to purchase shares of Series D Preferred Stock of Violin Memory, Inc., a Delaware corporation (the “Company”), pursuant to that certain Warrant to Purchase Series D Preferred Stock of Violin Memory, Inc. (the “Warrant”), dated as of [                    ], hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder,                      (             ) shares of Series D Preferred Stock of the Company and herewith makes payment of                      Dollars ($        ) therefor by the following method:

(Check one of the following):

(check if applicable)	The undersigned hereby elects to make payment of Dollars ($ ) therefor in cash.

(check if applicable)	The undersigned hereby elects to make payment for the aggregate exercise price of this exercise using the Net Issuance method pursuant to Section 2 of the Warrant.

The undersigned represents that it is acquiring such securities for its own account for investment and not with a view to or for sale in connection with any distribution thereof.

The undersigned hereby represents and warrants that the Aggregate Unpaid Past Due Amount (as defined in the Warrant) as of the date hereof is equal to $        .

DATED:

TOSHIBA AMERICA ELECTRONIC COMPONENTS, INC.

By:

Name:

Its:

EXHIBIT 10.2

VIOLIN MEMORY, INC.

AMENDED AND RESTATED

2005 STOCK PLAN

ADOPTED ON APRIL 5, 2010

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SECTION 8.	ADJUSTMENT OF SHARES	7
(a)	General	7
(b)	Mergers and Consolidations	7
(c)	Reservation of Rights	8

SECTION 9.	PRE-EXERCISE INFORMATION REQUIREMENT	8
(a)	Application of Requirement	8
(b)	Scope of Requirement	9

SECTION 10.	MISCELLANEOUS PROVISIONS	9
(a)	Securities Law Requirements	9
(b)	No Retention Rights	9
(c)	Treatment as Compensation	9
(d)	Governing Law	9

SECTION 11.	DURATION AND AMENDMENTS	9
(a)	Term of the Plan	9
(b)	Right to Amend or Terminate the Plan	10
(c)	Effect of Amendment or Termination	10

SECTION 12.	DEFINITIONS	10

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VIOLIN MEMORY, INC.

AMENDED AND RESTATED 2005 STOCK PLAN

SECTION 1.	ESTABLISHMENT AND PURPOSE.

The purpose of the Plan is to offer selected persons an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, by acquiring Shares of the Company’s Stock. The Plan provides both for the direct award or sale of Shares and for the grant of Options to purchase Shares. Options granted under the Plan may include Nonstatutory Options as well as ISOs intended to qualify under Section 422 of the Code.

Capitalized terms are defined in Section 12.

SECTION 2.	ADMINISTRATION.

(a) Committees of the Board of Directors. The Plan may be administered by one or more Committees. Each Committee shall consist of one or more members of the Board of Directors who have been appointed by the Board of Directors. Each Committee shall have such authority and be responsible for such functions as the Board of Directors has assigned to it. If no Committee has been appointed, the entire Board of Directors shall administer the Plan. Any reference to the Board of Directors in the Plan shall be construed as a reference to the Committee (if any) to whom the Board of Directors has assigned a particular function.

(b) Authority of the Board of Directors. Subject to the provisions of the Plan, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan. All decisions, interpretations and other actions of the Board of Directors shall be final and binding on all Purchasers, all Optionees and all persons deriving their rights from a Purchaser or Optionee.

SECTION 3.	ELIGIBILITY.

(a) General Rule. Only Employees, Outside Directors and Consultants shall be eligible for the grant of Nonstatutory Options or the direct award or sale of Shares. Only Employees shall be eligible for the grant of ISOs.

(b) Ten-Percent Stockholders. A person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries shall not be eligible for the grant of an ISO unless (i) the Exercise Price is at least 110% of the Fair Market Value of a Share on the Date of Grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the Date of Grant. For purposes of this Subsection (b), in determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

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SECTION 4.	STOCK SUBJECT TO PLAN.

(a) Basic Limitation. Not more than 24,959,192 Shares may be issued under the Plan, subject to Subsection (b) below and Section 8(a). All of these Shares may be issued upon the exercise of ISOs. The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. Shares offered under the Plan may be authorized but unissued Shares or treasury Shares.

(b) Additional Shares. In the event that Shares previously issued under the Plan are reacquired by the Company, such Shares shall be added to the number of Shares then available for issuance under the Plan. In the event that Shares that otherwise would have been issuable under the Plan are withheld by the Company in payment of the Purchase Price, Exercise Price or withholding taxes, such Shares shall remain available for issuance under the Plan. In the event that an outstanding Option or other right for any reason expires or is canceled, the Shares allocable to the unexercised portion of such Option or other right shall be added to the number of Shares then available for issuance under the Plan.

SECTION 5.	TERMS AND CONDITIONS OF AWARDS OR SALES.

(a) Stock Grant or Purchase Agreement. Each award of Shares under the Plan shall be evidenced by a Stock Grant Agreement between the Grantee and the Company. Each sale of Shares under the Plan (other than upon exercise of an Option) shall be evidenced by a Stock Purchase Agreement between the Purchaser and the Company. Such award or sale shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a Stock Grant Agreement or Stock Purchase Agreement. The provisions of the various Stock Grant Agreements and Stock Purchase Agreements entered into under the Plan need not be identical.

(b) Duration of Offers and Nontransferability of Rights. Any right to purchase Shares under the Plan (other than an Option) shall automatically expire if not exercised by the Purchaser within 30 days after the grant of such right was communicated to the Purchaser by the Company. Such right shall not be transferable and shall be exercisable only by the Purchaser to whom such right was granted.

(c) Purchase Price. The Board of Directors shall determine the Purchase Price of Shares to be offered under the Plan at its sole discretion. The Purchase Price shall be payable in a form described in Section 7.

(d) Withholding Taxes. As a condition to the award, purchase, vesting or transfer of Shares, the Grantee or Purchaser shall make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such event.

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(e) Transfer Restrictions and Forfeiture Conditions. Any Shares awarded or sold under the Plan shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Such restrictions shall be set forth in the applicable Stock Grant Agreement or Stock Purchase Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally.

SECTION 6.	TERMS AND CONDITIONS OF OPTIONS.

(a) Stock Option Agreement. Each grant of an Option under the Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company. The Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

(b) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 8. The Stock Option Agreement shall also specify whether the Option is an ISO or a Nonstatutory Option.

(c) Exercise Price. Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price of an Option shall not be less than 100% of the Fair Market Value of a Share on the Date of Grant, and in the case of an ISO a higher percentage may be required by Section 3(b). Subject to the preceding sentence, the Exercise Price shall be determined by the Board of Directors at its sole discretion. The Exercise Price shall be payable in a form described in Section 7. This Subsection (c) shall not apply to an Option granted pursuant to an assumption of, or substitution for, another option in a manner that complies with Section 424(a) of the Code (whether or not the Option is an ISO).

(d) Exercisability. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. No Option shall be exercisable unless the Optionee (i) has delivered an executed copy of the Stock Option Agreement to the Company or (ii) otherwise agrees to be bound by the terms of the Stock Option Agreement. The Board of Directors shall determine the exercisability provisions of the Stock Option Agreement at its sole discretion. All of an Optionee’s Options shall become exercisable in full if Section 8(b)(iv) applies.

(e) Basic Term. The Stock Option Agreement shall specify the term of the Option. The term shall not exceed 10 years from the Date of Grant, and in the case of an ISO a shorter term may be required by Section 3(b). Subject to the preceding sentence, the Board of Directors at its sole discretion shall determine when an Option is to expire.

(f) Termination of Service (Except by Death). If an Optionee’s Service terminates for any reason other than the Optionee’s death, then the Optionee’s Options shall expire on the earliest of the following dates:

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(i) The expiration date determined pursuant to Subsection (e) above;

(ii) The date three months after the termination of the Optionee’s Service for any reason other than Disability, or such earlier or later date as the Board of Directors may determine (but in no event earlier than 30 days after the termination of the Optionee’s Service); or

(iii) The date six months after the termination of the Optionee’s Service by reason of Disability, or such later date as the Board of Directors may determine.

The Optionee may exercise all or part of the Optionee’s Options at any time before the expiration of such Options under the preceding sentence, but only to the extent that such Options had become exercisable before the Optionee’s Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee’s Service terminated (or vested as a result of the termination). The balance of such Options shall lapse when the Optionee’s Service terminates. In the event that the Optionee dies after the termination of the Optionee’s Service but before the expiration of the Optionee’s Options, all or part of such Options may be exercised (prior to expiration) by the executors or administrators of the Optionee’s estate or by any person who has acquired such Options directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that such Options had become exercisable before the Optionee’s Service terminated (or became exercisable as a result of the termination) and the underlying Shares had vested before the Optionee’s Service terminated (or vested as a result of the termination).

(g) Leaves of Absence. For purposes of Subsection (f) above, Service shall be deemed to continue while the Optionee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of Service for this purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

(h) Death of Optionee. If an Optionee dies while the Optionee is in Service, then the Optionee’s Options shall expire on the earlier of the following dates:

(i) The expiration date determined pursuant to Subsection (e) above; or

(ii) The date 12 months after the Optionee’s death, or such earlier or later date as the Board of Directors may determine (but in no event earlier than six months after the Optionee’s death).

All or part of the Optionee’s Options may be exercised at any time before the expiration of such Options under the preceding sentence by the executors or administrators of the Optionee’s estate or by any person who has acquired such Options directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that such Options had become exercisable before the Optionee’s death (or became exercisable as a result of the death) and the

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underlying Shares had vested before the Optionee’s death (or vested as a result of the Optionee’s death). The balance of such Options shall lapse when the Optionee dies.

(i) Post-Exercise Restrictions on Transfer of Shares. Any Shares issued upon exercise of an Option shall be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Board of Directors may determine. Such restrictions shall be set forth in the applicable Stock Option Agreement and shall apply in addition to any restrictions that may apply to holders of Shares generally.

(j) Pre-Exercise Restrictions on Transfer of Options or Shares. An Option shall be transferable by the Optionee only by (i) a beneficiary designation, (ii) a will or (iii) the laws of descent and distribution, except as provided in the next sentence. If the applicable Stock Option Agreement so provides, a Nonstatutory Option shall also be transferable by gift or domestic relations order to a Family Member of the Optionee. An ISO may be exercised during the lifetime of the Optionee only by the Optionee or by the Optionee’s guardian or legal representative. In addition, an Option shall comply with all conditions of Rule 12h-l(f)(l) under the Exchange Act until the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Such conditions include, without limitation, the transferability restrictions set forth in Rule 12h-l(f)(l)(iv) and (v) under the Exchange Act, which shall apply to an Option and, prior to exercise, to the Shares to be issued upon exercise of such Option during the period commencing on the Date of Grant and ending on the earlier of (i) the date when the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or (ii)the date when the Company makes a determination that it will cease to rely on the exemption afforded by Rule 12h-1(f)(1) under the Exchange Act. During such period, an Option and, prior to exercise, the Shares to be issued upon exercise of such Option shall be restricted as to any pledge, hypothecation or other transfer by the Optionee, including any short position, any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act).

(k) Withholding Taxes. As a condition to the grant or exercise of an Option, the Optionee shall make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such grant or exercise. The Optionee shall also make such arrangements as the Board of Directors may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with the vesting or transfer of Shares acquired by exercising an Option or any similar event.

(1) No Rights as a Stockholder. An Optionee, or a transferee of an Optionee, shall have no rights as a stockholder with respect to any Shares covered by the Optionee’s Option until such person becomes entitled to receive such Shares by filing a notice of exercise and paying the Exercise Price pursuant to the terms of such Option.

(m) Modification, Extension and Assumption of Options. Within the limitations of the Plan, the Board of Directors may modify, extend or assume outstanding Options or may accept the cancellation of outstanding Options (whether granted by the Company or another issuer) in return for the grant of new Options for the same or a different number of

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Shares and at the same or a different Exercise Price. The foregoing notwithstanding, no modification of an Option shall, without the consent of the Optionee, impair the Optionee’s rights or increase the Optionee’s obligations under such Option.

(n) Company’s Right to Cancel Certain Options. Any other provision of the Plan or a Stock Option Agreement notwithstanding, the Company shall have the right at any time to cancel an Option that was not granted in compliance with Rule 701 under the Securities Act. Prior to canceling such Option, the Company shall give the Optionee not less than 30 days’ notice in writing. If the Company elects to cancel such Option, it shall deliver to the Optionee consideration with an aggregate Fair Market Value equal to the excess of (i) the Fair Market Value of the Shares subject to such Option as of the time of the cancellation over (ii) the Exercise Price of such Option. The consideration may be delivered in the form of cash or cash equivalents, in the form of Shares, or a combination of both. If the consideration would be a negative amount, such Option may be cancelled without the delivery of any consideration.

SECTION 7.	PAYMENT FOR SHARES.

(a) General Rule. The entire Purchase Price or Exercise Price of Shares issued under the Plan shall be payable in cash or cash equivalents at the time when such Shares are purchased, except as otherwise provided in this Section 7.

(b) Services Rendered. At the discretion of the Board of Directors, Shares may be awarded under the Plan in consideration of services rendered to the Company, a Parent or a Subsidiary prior to the award.

(c) Promissory Note. At the discretion of the Board of Directors, all or a portion of the Purchase Price or Exercise Price (as the case may be) of Shares issued under the Plan may be paid with a full-recourse promissory note. The Shares shall be pledged as security for payment of the principal amount of the promissory note and interest thereon. The interest rate payable under the terms of the promissory note shall not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code. Subject to the foregoing, the Board of Directors (at its sole discretion) shall specify the term, interest rate, amortization requirements (if any) and other provisions of such note.

(d) Surrender of Stock. At the discretion of the Board of Directors, all or any part of the Exercise Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Optionee. Such Shares shall be surrendered to the Company in good form for transfer and shall be valued at their Fair Market Value as of the date when the Option is exercised.

(e) Exercise/Sale. To the extent that a Stock Option Agreement so provides, and if Stock is publicly traded, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company.

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(f) Other Forms of Payment. To the extent that a Stock Purchase Agreement or Stock Option Agreement so provides, the Purchase Price or Exercise Price of Shares issued under the Plan may be paid in any other form permitted by the Delaware General Corporation Law, as amended.

SECTION 8.	ADJUSTMENT OF SHARES.

(a) General. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a combination or consolidation of the outstanding Stock into a lesser number of Shares, a reclassification, or any other increase or decrease in the number of issued shares of Stock effected without receipt of consideration by the Company, proportionate adjustments shall automatically be made in each of (i) the number of Shares available for future grants under Section 4, (ii) the number of Shares covered by each outstanding Option and (iii) the Exercise Price under each outstanding Option. In the event of a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the Fair Market Value of the Stock, a recapitalization, a spin-off, or a similar occurrence, the Board of Directors at its sole discretion may make appropriate adjustments in one or more of (i) the number of Shares available for future grants under Section 4, (ii) the number of Shares covered by each outstanding Option or (iii) the Exercise Price under each outstanding Option; provided, however, that the Board of Directors shall in any event make such adjustments as may be required by Section 25102(o) of the California Corporations Code.

(b) Mergers and Consolidations. In the event that the Company is a party to a merger or consolidation, all Shares acquired under the Plan and all Options shall be subject to the agreement of merger or consolidation. Such agreement need not treat all Options in an identical manner, and it shall provide for one or more of the following with respect to each Option:

(i) The continuation of the Option by the Company (if the Company is the surviving corporation).

(ii) The assumption of the Option by the surviving corporation or its parent in a manner that complies with Section 424(a) of the Code (whether or not the Option is an ISO).

(iii) The substitution by the surviving corporation or its parent of a new option for the Option in a manner that complies with Section 424(a) of the Code (whether or not the Option is an ISO).

(iv) Full exercisability of the Option and full vesting of the Shares subject to the Option, followed by the cancellation of the Option. The full exercisability of the Option and full vesting of the Shares subject to the Option may be contingent on the closing of such merger or consolidation. The Optionee shall be able to exercise the Option during a period of not less than five full business days preceding the effective date of such merger or consolidation, unless (A) a shorter period is required to permit a timely closing of such merger or

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consolidation and (B) such shorter period still offers the Optionee a reasonable opportunity to exercise the Option. Any exercise of the Option during such period may be contingent on the closing of such merger or consolidation.

(v) The cancellation of the Option and a payment to the Optionee equal to the excess of (A) the Fair Market Value of the Shares subject to the Option as of the effective date of such merger or consolidation over (B) the Exercise Price of the Option. Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent with a Fair Market Value equal to the required amount. Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates when the Option would have become exercisable or such Shares would have vested. The amount of such payment initially shall be calculated without regard to whether or not the Option is then exercisable or such Shares are then vested. However, such payment may be subject to vesting based on the Optionee’s continuing Service, provided that the vesting schedule shall not be less favorable to the Optionee than the schedule under which the Option would have become exercisable or such Shares would have vested. In addition, any escrow, holdback, earnout or similar provisions in the agreement of merger or consolidation may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Shares. If the Exercise Price of the Shares subject to the Option exceeds the Fair Market Value of such Shares, then the Option may be cancelled without making a payment to the Optionee. For purposes of this Paragraph (v), the Fair Market Value of any security shall be determined without regard to any vesting conditions that may apply to such security.

(c) Reservation of Rights. Except as provided in this Section 8, a Grantee, Purchaser or Optionee shall have no rights by reason of (i) any subdivision or consolidation of shares of stock of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of stock of any class. Any issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Shares subject to an Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

SECTION 9.	PRE-EXERCISE INFORMATION REQUIREMENT.

(a) Application of Requirement. This Section 9 shall apply only during a period that (i) commences when the Company begins to rely on the exemption described in Rule 12h-1(f)(1) under the Exchange Act, as determined by the Company in its sole discretion, and (ii) ends on the earlier of (A) the date when the Company ceases to rely on such exemption, as determined by the Company in its sole discretion, or (B) the date when the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. In addition,

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this Section 9 shall in no event apply to an Optionee after he or she has fully exercised all of his or her Options.

(b) Scope of Requirement. The Company shall provide to each Optionee the information described in Rule 701(e)(3), (4) and (5) under the Securities Act. Such information shall be provided at six-month intervals, and the financial statements included in such information shall not be more than 180 days old. The foregoing notwithstanding, the Company shall not be required to provide such information unless the Optionee has agreed in writing, on a form prescribed by the Company, to keep such information confidential.

SECTION 10.	MISCELLANEOUS PROVISIONS.

(a) Securities Law Requirements. Shares shall not be issued under the Plan unless the issuance and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded. The Company shall not be liable for a failure to issue Shares that is attributable to such requirements.

(b) No Retention Rights. Nothing in the Plan or in any right or Option granted under the Plan shall confer upon the Grantee, Purchaser or Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Grantee, Purchaser or Optionee) or of the Grantee, Purchaser or Optionee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

(c) Treatment as Compensation. Any compensation that an individual earns or is deemed to earn under this Plan shall not be considered a part of his or her compensation for purposes of calculating contributions, accruals or benefits under any other plan or program that is maintained or funded by the Company, a Parent or a Subsidiary.

(d) Governing Law. The Plan and all awards, sales and grants under the Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware, as such laws are applied to contracts entered into and performed in such State.

SECTION 11.	DURATION AND AMENDMENTS.

(a) Term of the Plan. The Plan, as set forth herein, shall become effective on the date of its adoption by the Board of Directors, subject to the approval of the Company’s stockholders. If the stockholders fail to approve the Plan within 12 months after its adoption by the Board of Directors, then any grants, exercises or sales that have already occurred under the Plan shall be rescinded and no additional grants, exercises or sales shall thereafter be made under the Plan. The Plan shall terminate automatically 10 years after the later of (i) the date when the Board of Directors adopted the Plan or (ii) the date when the Board of Directors approved the most recent increase in the number of Shares reserved under Section 4 that was also approved by

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the Company’s stockholders. The Plan may be terminated on any earlier date pursuant to Subsection (b) below.

(b) Right to Amend or Terminate the Plan. The Board of Directors may amend, suspend or terminate the Plan at any time and for any reason; provided, however, that any amendment of the Plan shall be subject to the approval of the Company’s stockholders if it (i) increases the number of Shares available for issuance under the Plan (except as provided in Section 8) or (ii) materially changes the class of persons who are eligible for the grant of ISOs. Stockholder approval shall not be required for any other amendment of the Plan. If the stockholders fail to approve an increase in the number of Shares reserved under Section 4 within 12 months after its adoption by the Board of Directors, then any grants, exercises or sales that have already occurred in reliance on such increase shall be rescinded and no additional grants, exercises or sales shall thereafter be made in reliance on such increase.

(c) Effect of Amendment or Termination. No Shares shall be issued or sold under the Plan after the termination thereof, except upon exercise of an Option (or any other right to purchase Shares) granted under the Plan prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any Share previously issued or any Option previously granted under the Plan.

SECTION 12.	DEFINITIONS.

(a) “Board of Directors” shall mean the Board of Directors of the Company, as constituted from time to time.

(b) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(c) “Committee” shall mean a committee of the Board of Directors, as described in Section 2(a).

(d) “Company” shall mean Violin Memory, Inc., a Delaware corporation.

(e) “Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary as a consultant or advisor, excluding Employees and Outside Directors.

(f) “Date of Grant” shall mean the date of grant specified in the applicable Stock Option Agreement, which date shall be the later of (i) the date on which the Board of Directors resolved to grant the Option or (ii) the first day of the Optionee’s Service.

(g) “Disability” shall mean that the Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.

(h) “Employee” shall mean any individual who is a common-law employee of the Company, a Parent or a Subsidiary.

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(i) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(j) “Exercise Price” shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified by the Board of Directors in the applicable Stock Option Agreement.

(k) “Fair Market Value” shall mean the fair market value of a Share, as determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.

(l) “Family Member” shall mean (i) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in- law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, (ii) any person sharing the Optionee’s household (other than a tenant or employee), (iii) a trust in which persons described in Clause (i) or (ii) have more than 50% of the beneficial interest, (iv) a foundation in which persons described in Clause (i) or (ii) or the Optionee control the management of assets and (v) any other entity in which persons described in Clause (i) or (ii) or the Optionee own more than 50% of the voting interests.

(m) “Grantee” shall mean a person to whom the Board of Directors has awarded Shares under the Plan.

(n) “ISO” shall mean an employee incentive stock option described in Section 422(b) of the Code.

(o) “Nonstatutory Option” shall mean a stock option not described in Sections 422(b) or 423(b) of the Code.

(p) “Option” shall mean an ISO or Nonstatutory Option granted under the Plan and entitling the holder to purchase Shares.

(q) “Optionee” shall mean a person who holds an Option.

(r) “Outside Director” shall mean a member of the Board of Directors who is not an Employee.

(s) “Parent” shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(t) “Plan” shall mean this Violin Memory, Inc. Amended and Restated 2005 Stock Plan.

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(u) “Purchase Price” shall mean the consideration for which one Share may be acquired under the Plan (other than upon exercise of an Option), as specified by the Board of Directors.

(v) “Purchaser” shall mean a person to whom the Board of Directors has offered the right to purchase Shares under the Plan (other than upon exercise of an Option).

(w) “Securities Act” shall mean the Securities Act of 1933, as amended.

(x) “Service” shall mean service as an Employee, Outside Director or Consultant.

(y) “Share” shall mean one share of Stock, as adjusted in accordance with Section 8 (if applicable).

(z) “Stock” shall mean the Common Stock of the Company.

(aa) “Stock Grant Agreement” shall mean the agreement between the Company and a Grantee who is awarded Shares under the Plan that contains the terms, conditions and restrictions pertaining to the award of such Shares.

(bb) “Stock Option Agreement” shall mean the agreement between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to the Optionee’s Option.

(cc) “Stock Purchase Agreement” shall mean the agreement between the Company and a Purchaser who purchases Shares under the Plan that contains the terms, conditions and restrictions pertaining to the purchase of such Shares.

(dd) “Subsidiary” shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

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VIOLIN MEMORY, INC. 2005 STOCK PLAN

NOTICE OF STOCK OPTION GRANT

You have been granted the following option to purchase shares of the Common Stock of Violin Memory, Inc. (the “Company”):

Name of Optionee:

Total Number of Shares:

Type of Option:	Nonstatutory Stock Option (NSO)

Exercise Price Per Share:

Date of Grant:

Date Exercisable:	This option may be exercised at any time after the Date of Grant for all or any part of the Shares subject to this option.

Vesting Commencement Date:

Vesting Schedule:	The Right of Repurchase shall lapse with respect to 1/24th of the Shares subject to this option when the Optionee completes each month of continuous Service after the Vesting Commencement Date.

Expiration Date:	. This option expires earlier if the Optionee’s Service terminates earlier, as provided in Section 6 of the Stock Option Agreement.

By your signature and the signature of the Company’s representative below, you and the Company agree that this option is granted under and governed by the terms and conditions of the 2005 Stock Plan and the Stock Option Agreement, both of which are attached to and made a part of this document.

OPTIONEE:	VIOLIN MEMORY, INC.

By:

Name:	Title:	CFO

THE OPTION GRANTED PURSUANT TO THIS AGREEMENT AND THE SHARES ISSUABLE UPON THE EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES

ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

VIOLIN MEMORY, INC. 2005 STOCK PLAN:

STOCK OPTION AGREEMENT

SECTION 1.	GRANT OF OPTION.

(a) Option. On the terms and conditions set forth in the Notice of Stock Option Grant and this Agreement, the Company grants to the Optionee on the Date of Grant the option to purchase at the Exercise Price the number of Shares set forth in the Notice of Stock Option Grant. The Exercise Price is agreed to be at least 100% of the Fair Market Value per Share on the Date of Grant (110% of Fair Market Value if this option is designated as an ISO in the Notice of Stock Option Grant and Section 3(b) of the Plan applies). This option is intended to be an ISO or an NSO, as provided in the Notice of Stock Option Grant.

(b) $100,000 Limitation. Even if this option is designated as an ISO in the Notice of Stock Option Grant, it shall be deemed to be an NSO to the extent (and only to the extent) required by the $100,000 annual limitation under Section 422(d) of the Code.

(c) Stock Plan and Defined Terms. This option is granted pursuant to the Plan, a copy of which the Optionee acknowledges having received. The provisions of the Plan are incorporated into this Agreement by this reference. Capitalized terms are defined in Section 14 of this Agreement.

SECTION 2.	RIGHT TO EXERCISE.

(a) Exercisability. Subject to Subsection (b) below and the other conditions set forth in this Agreement, all or part of this option may be exercised prior to its expiration at the time or times set forth in the Notice of Stock Option Grant. Shares purchased by exercising this option may be subject to the Right of Repurchase under Section 7.

(b) Stockholder Approval. Any other provision of this Agreement notwithstanding, no portion of this option shall be exercisable at any time prior to the approval of the Plan by the Company’s stockholders.

SECTION 3.	NO TRANSFER OR ASSIGNMENT OF OPTION.

Except as otherwise provided in this Agreement, this option and the rights and privileges conferred hereby shall not be sold, pledged or otherwise transferred (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment, levy or similar process.

SECTION 4.	EXERCISE PROCEDURES.

(a) Notice of Exercise. The Optionee or the Optionee’s representative may exercise this option by giving written notice to the Company pursuant to Section 13(c). The notice shall specify the election to exercise this option, the number of Shares for which it is being exercised and the form of

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payment. The person exercising this option shall sign the notice. In the event that this option is being exercised by the representative of the Optionee, the notice shall be accompanied by proof (satisfactory to the Company) of the representative’s right to exercise this option. The Optionee or the Optionee’s representative shall deliver to the Company, at the time of giving the notice, payment in a form permissible under Section 5 for the full amount of the Purchase Price. In the event of a partial exercise of this option, Shares shall be deemed to have been purchased in the order in which they vest in accordance with the Notice of Stock Option Grant.

(b) Issuance of Shares. After receiving a proper notice of exercise, the Company shall cause to be issued one or more certificates evidencing the Shares for which this option has been exercised. Such Shares shall be registered (i) in the name of the person exercising this option, (ii) in the names of such person and his or her spouse as community property or as joint tenants with the right of survivorship or (iii) with the Company’s consent, in the name of a revocable trust. In the case of Restricted Shares, the Company shall cause such certificates to be deposited in escrow under Section 7(c). In the case of other Shares, the Company shall cause such certificates to be delivered to or upon the order of the person exercising this option.

(c) Withholding Taxes. In the event that the Company determines that it is required to withhold any tax as a result of the exercise of this option, the Optionee, as a condition to the exercise of this option, shall make arrangements satisfactory to the Company to enable it to satisfy all withholding requirements. The Optionee shall also make arrangements satisfactory to the Company to enable it to satisfy any withholding requirements that may arise in connection with the vesting or disposition of Shares purchased by exercising this option.

SECTION 5.	PAYMENT FOR STOCK.

(a) Cash. All or part of the Purchase Price may be paid in cash or cash equivalents.

(b) Surrender of Stock. All or any part of the Purchase Price may be paid by surrendering, or attesting to the ownership of, Shares that are already owned by the Optionee. Such Shares shall be surrendered to the Company in good form for transfer and shall be valued at their Fair Market Value on the date when this option is exercised. The Optionee shall not surrender, or attest to the ownership of, Shares in payment of the Purchase Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to this option for financial reporting purposes.

(c) Exercise/Sale. All or part of the Purchase Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company. However, payment pursuant to this Subsection (c) shall be permitted only if (i) Stock then is publicly traded and (ii) such payment does not violate applicable law.

(d) Exercise/Pledge. All or part of the Purchase Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company. However, payment pursuant to this Subsection (d) shall be permitted only if (i) Stock then is publicly traded and (ii) such payment does not violate applicable law.

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SECTION 6.	TERM AND EXPIRATION.

(a) Basic Term. This option shall in any event expire on the expiration date set forth in the Notice of Stock Option Grant, which date is 10 years after the Date of Grant (five years after the Date of Grant if this option is designated as an ISO in the Notice of Stock Option Grant and Section 3(b) of the Plan applies).

(b) Termination of Service (Except by Death). If the Optionee’s Service terminates for any reason other than death, then this option shall expire on the earliest of the following occasions:

(i) The expiration date determined pursuant to Subsection (a) above;

(ii) The date three months after the termination of the Optionee’s Service for any reason other than Disability; or

(iii) The date 12 months after the termination of the Optionee’s Service by reason of Disability.

The Optionee may exercise all or part of this option at any time before its expiration under the preceding sentence, but only to the extent that this option is exercisable for vested Shares on or before the date when the Optionee’s Service terminates. When the Optionee’s Service terminates, this option shall expire immediately with respect to the number of Shares for which this option is not yet exercisable and with respect to any Restricted Shares. In the event that the Optionee dies after termination of Service but before the expiration of this option, all or part of this option may be exercised (prior to expiration) by the executors or administrators of the Optionee’s estate or by any person who has acquired this option directly from the Optionee by beneficiary designation, bequest or inheritance, but only to the extent that this option was exercisable for vested Shares on or before the date when the Optionee’s Service terminated.

(c) Death of the Optionee. If the Optionee dies while in Service, then this option shall expire on the earlier of the following dates:

(i) The expiration date determined pursuant to Subsection (a) above; or

(ii) The date 12 months after the Optionee’s death.

All or part of this option may be exercised at any time before its expiration under the preceding sentence by the executors or administrators of the Optionee’s estate or by any person who has acquired this option directly from the Optionee by beneficiary designation, bequest or inheritance.

(d) Part-Time Employment and Leaves of Absence. If the Optionee commences working on a part-time basis, then the Company may adjust the vesting schedule set forth in the Notice of Stock Option Grant in accordance with the Company’s part-time work policy or the terms of an agreement between the Optionee and the Company pertaining to his or her part-time schedule. If the Optionee goes on a leave of absence, then the Company may adjust the vesting schedule set forth in the Notice of Stock Option Grant in accordance with the Company’s leave of absence policy or the terms of such leave. Except as provided in the preceding sentence, Service shall be deemed to continue for any purpose under this Agreement while the Optionee is on a bona fide leave of absence, if (i) such leave was approved by the Company in writing and (ii) continued crediting of Service for such purpose is expressly required by the

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terms of such leave or by applicable law (as determined by the Company). Service shall be deemed to terminate when such leave ends, unless the Optionee immediately returns to active work.

(e) Notice Concerning ISO Treatment. Even if this option is designated as an ISO in the Notice of Stock Option Grant, it ceases to qualify for favorable tax treatment as an ISO to the extent that it is exercised:

(i) More than three months after the date when the Optionee ceases to be an Employee for any reason other than death or Disability;

(ii) More than 12 months after the date when the Optionee ceases to be an Employee by reason of Disability; or

(iii) More than three months after the date when the Optionee has been on a leave of absence for 90 days, unless the Optionee’s reemployment rights following such leave were guaranteed by statute or by contract.

SECTION 7.	RIGHT OF REPURCHASE.

(a) Scope of Repurchase Right. Until they vest in accordance with the Notice of Stock Option Grant and Subsection (b) below, the Shares acquired under this Agreement shall be Restricted Shares and shall be subject to the Company’s Right of Repurchase. The Company, however, may decline to exercise its Right of Repurchase or may exercise its Right of Repurchase only with respect to a portion of the Restricted Shares. The Company may exercise its Right of Repurchase only during the Repurchase Period following the termination of the Optionee’s Service. The Right of Repurchase may be exercised automatically under Subsection (d) below. If the Right of Repurchase is exercised, the Company shall pay the Optionee for each Restricted Share being repurchased an amount equal to the lower of (i) the Exercise Price of such Restricted Share or (ii) the Fair Market Value of such Restricted Share at the time the Right of Repurchase is exercised.

(b) Lapse of Repurchase Right. The Right of Repurchase shall lapse with respect to the Restricted Shares in accordance with the vesting schedule set forth in the Notice of Stock Option Grant.

(c) Escrow. Upon issuance, the certificate(s) for Restricted Shares shall be deposited in escrow with the Company to be held in accordance with the provisions of this Agreement. Any additional or exchanged securities or other property described in Subsection (f) below shall immediately be delivered to the Company to be held in escrow. All ordinary cash dividends on Restricted Shares (or on other securities held in escrow) shall be paid directly to the Optionee and shall not be held in escrow. Restricted Shares, together with any other assets held in escrow under this Agreement, shall be (i) surrendered to the Company for repurchase upon exercise of the Right of Repurchase or the Right of First Refusal or (ii) released to the Optionee upon his or her request to the extent that the Shares have ceased to be Restricted Shares (but not more frequently than once every six months). In any event, all Shares that have ceased to be Restricted Shares, together with any other vested assets held in escrow under this Agreement, shall be released within 90 days after the earlier of (i) the termination of the Optionee’s Service or (ii) the lapse of the Right of First Refusal.

(d) Exercise of Repurchase Right. The Company shall be deemed to have exercised its Right of Repurchase automatically for all Restricted Shares as of the commencement of the Repurchase Period, unless the Company during the Repurchase Period notifies the holder of the Restricted Shares pursuant to Section 13(c) that it will not exercise its Right of Repurchase for some or all

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of the Restricted Shares. During the Repurchase Period, the Company shall pay to the holder of the Restricted Shares the purchase price determined under Subsection (a) above for the Restricted Shares being repurchased. Payment shall be made in cash or cash equivalents and/or by canceling indebtedness to the Company incurred by the Optionee in the purchase of the Restricted Shares. The certificate(s) representing the Restricted Shares being repurchased shall be delivered to the Company.

(e) Termination of Rights as Stockholder. If the Right of Repurchase is exercised in accordance with this Section 7 and the Company makes available the consideration for the Restricted Shares being repurchased, then the person from whom the Restricted Shares are repurchased shall no longer have any rights as a holder of the Restricted Shares (other than the right to receive payment of such consideration). Such Restricted Shares shall be deemed to have been repurchased pursuant to this Section 7, whether or not the certificate(s) for such Restricted Shares have been delivered to the Company or the consideration for such Restricted Shares has been accepted.

(f) Additional or Exchanged Securities and Property. In the event of a merger or consolidation of the Company with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Restricted Shares shall immediately be subject to the Right of Repurchase. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Restricted Shares. Appropriate adjustments shall also be made to the price per share to be paid upon the exercise of the Right of Repurchase, provided that the aggregate purchase price payable for the Restricted Shares shall remain the same. In the event of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, the Right of Repurchase may be exercised by the Company’s successor.

(g) Transfer of Restricted Shares. The Optionee shall not transfer, assign, encumber or otherwise dispose of any Restricted Shares without the Company’s written consent, except as provided in the following sentence. The Optionee may transfer Restricted Shares to one or more members of the Optionee’s Immediate Family or to a trust established by the Optionee for the benefit of the Optionee and/or one or more members of the Optionee’s Immediate Family, provided in either case that the Transferee agrees in writing on a form prescribed by the Company to be bound by all provisions of this Agreement. If the Optionee transfers any Restricted Shares, then this Agreement shall apply to the Transferee to the same extent as to the Optionee.

(h) Assignment of Repurchase Right. The Board of Directors may freely assign the Company’s Right of Repurchase, in whole or in part. Any person who accepts an assignment of the Right of Repurchase from the Company shall assume all of the Company’s rights and obligations under this Section 7.

SECTION 8.	RIGHT OF FIRST REFUSAL.

(a) Right of First Refusal. In the event that the Optionee proposes to sell, pledge or otherwise transfer to a third party any Shares acquired under this Agreement, or any interest in such Shares, the Company shall have the Right of First Refusal with respect to all (and not less than all) of such Shares. If the Optionee desires to transfer Shares acquired under this Agreement, the Optionee shall give a written Transfer Notice to the Company describing fully the proposed transfer, including the number of Shares proposed to be transferred, the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed sale or transfer will not

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violate any applicable federal or state securities laws. The Transfer Notice shall be signed both by the Optionee and by the proposed Transferee and must constitute a binding commitment of both parties to the transfer of the Shares. The Company shall have the right to purchase all, and not less than all, of the Shares on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted under Subsection (b) below) by delivery of a notice of exercise of the Right of First Refusal within 30 days after the date when the Transfer Notice was received by the Company.

(b) Transfer of Shares. If the Company fails to exercise its Right of First Refusal within 30 days after the date when it received the Transfer Notice, the Optionee may, not later than 90 days following receipt of the Transfer Notice by the Company, conclude a transfer of the Shares subject to the Transfer Notice on the terms and conditions described in the Transfer Notice, provided that any such sale is made in compliance with applicable federal and state securities laws and not in violation of any other contractual restrictions to which the Optionee is bound. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by the Optionee, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in Subsection (a) above. If the Company exercises its Right of First Refusal, the parties shall consummate the sale of the Shares on the terms set forth in the Transfer Notice within 60 days after the date when the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that in the event the Transfer Notice provided that payment for the Shares was to be made in a form other than cash or cash equivalents paid at the time of transfer, the Company shall have the option of paying for the Shares with cash or cash equivalents equal to the present value of the consideration described in the Transfer Notice.

(c) Additional or Exchanged Securities and Property. In the event of a merger or consolidation of the Company with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Shares subject to this Section 8 shall immediately be subject to the Right of First Refusal. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Shares subject to this Section 8.

(d) Termination of Right of First Refusal. Any other provision of this Section 8 notwithstanding, in the event that the Stock is readily tradable on an established securities market when the Optionee desires to transfer Shares, the Company shall have no Right of First Refusal, and the Optionee shall have no obligation to comply with the procedures prescribed by Subsections (a) and (b) above.

(e) Permitted Transfers. This Section 8 shall not apply to (i) a transfer by beneficiary designation, will or intestate succession or (ii) a transfer to one or more members of the Optionee’s Immediate Family or to a trust established by the Optionee for the benefit of the Optionee and/or one or more members of the Optionee’s Immediate Family, provided in either case that the Transferee agrees in writing on a form prescribed by the Company to be bound by all provisions of this Agreement. If the Optionee transfers any Shares acquired under this Agreement, either under this Subsection (e) or after the Company has failed to exercise the Right of First Refusal, then this Agreement shall apply to the Transferee to the same extent as to the Optionee.

(f) Termination of Rights as Stockholder. If the Company makes available, at the time and place and in the amount and form provided in this Agreement, the consideration for the Shares to be purchased in accordance with this Section 8, then after such time the person from whom such Shares

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are to be purchased shall no longer have any rights as a holder of such Shares (other than the right to receive payment of such consideration in accordance with this Agreement). Such Shares shall be deemed to have been purchased in accordance with the applicable provisions hereof, whether or not the certificate(s) therefor have been delivered as required by this Agreement.

(g) Assignment of Right of First Refusal. The Board of Directors may freely assign the Company’s Right of First Refusal, in whole or in part. Any person who accepts an assignment of the Right of First Refusal from the Company shall assume all of the Company’s rights and obligations under this Section 8.

SECTION 9.	LEGALITY OF INITIAL ISSUANCE.

No Shares shall be issued upon the exercise of this option unless and until the Company has determined that:

(a) It and the Optionee have taken any actions required to register the Shares under the Securities Act or to perfect an exemption from the registration requirements thereof;

(b) Any applicable listing requirement of any stock exchange or other securities market on which Stock is listed has been satisfied; and

(c) Any other applicable provision of federal, state or foreign law has been satisfied.

SECTION 10.	NO REGISTRATION RIGHTS.

The Company may, but shall not be obligated to, register or qualify the sale of Shares under the Securities Act or any other applicable law. The Company shall not be obligated to take any affirmative action in order to cause the sale of Shares under this Agreement to comply with any law.

SECTION 11.	RESTRICTIONS ON TRANSFER.

(a) Securities Law Restrictions. Regardless of whether the offering and sale of Shares under the Plan have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of such Shares (including the placement of appropriate legends on stock certificates or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(b) Market Stand-Off. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company’s initial public offering, the Optionee or a Transferee shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares acquired under this Agreement without the prior written consent of the Company or its underwriters. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriters. In no event, however, shall such period exceed 180 days. The Market Stand-Off shall in any event terminate two

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years after the date of the Company’s initial public offering. In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off. In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Agreement until the end of the applicable stand-off period. The Company’s underwriters shall be beneficiaries of the agreement set forth in this Subsection (b). This Subsection (b) shall not apply to Shares registered in the public offering under the Securities Act, and the Optionee or a Transferee shall be subject to this Subsection (b) only if the directors and officers of the Company are subject to similar arrangements.

(c) Investment Intent at Grant. The Optionee represents and agrees that the Shares to be acquired upon exercising this option will be acquired for investment, and not with a view to the sale or distribution thereof.

(d) Investment Intent at Exercise. In the event that the sale of Shares under the Plan is not registered under the Securities Act but an exemption is available which requires an investment representation or other representation, the Optionee shall represent and agree at the time of exercise that the Shares being acquired upon exercising this option are being acquired for investment, and not with a view to the sale or distribution thereof, and shall make such other representations as are deemed necessary or appropriate by the Company and its counsel.

(e) Legends. All certificates evidencing Shares purchased under this Agreement shall bear the following legend:

“THE SHARES REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE TERMS OF A WRITTEN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER OF THE SHARES (OR THE PREDECESSOR IN INTEREST TO THE SHARES). SUCH AGREEMENT GRANTS TO THE COMPANY CERTAIN RIGHTS OF FIRST REFUSAL UPON AN ATTEMPTED TRANSFER OF THE SHARES AND CERTAIN REPURCHASE RIGHTS UPON TERMINATION OF SERVICE WITH THE COMPANY. THE SECRETARY OF THE COMPANY WILL UPON WRITTEN REQUEST FURNISH A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE.”

All certificates evidencing Shares purchased under this Agreement in an unregistered transaction shall bear the following legend (and such other restrictive legends as are required or deemed advisable under the provisions of any applicable law):

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

(f) Removal of Legends. If, in the opinion of the Company and its counsel, any legend placed on a stock certificate representing Shares sold under this Agreement is no longer required,

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the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Shares but without such legend.

(g) Administration. Any determination by the Company and its counsel in connection with any of the matters set forth in this Section 11 shall be conclusive and binding on the Optionee and all other persons.

SECTION 12.	ADJUSTMENT OF SHARES.

In the event of any transaction described in Section 8(a) of the Plan, the terms of this option (including, without limitation, the number and kind of Shares subject to this option and the Exercise Price) shall be adjusted as set forth in Section 8(a) of the Plan. In the event that the Company is a party to a merger or consolidation, this option shall be subject to the agreement of merger or consolidation, as provided in Section 8(b) of the Plan.

SECTION 13.	MISCELLANEOUS PROVISIONS.

(a) Rights as a Stockholder. Neither the Optionee nor the Optionee’s representative shall have any rights as a stockholder with respect to any Shares subject to this option until the Optionee or the Optionee’s representative becomes entitled to receive such Shares by filing a notice of exercise and paying the Purchase Price pursuant to Sections 4 and 5.

(b) No Retention Rights. Nothing in this option or in the Plan shall confer upon the Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Optionee) or of the Optionee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

(c) Notice. Any notice required by the terms of this Agreement shall be given in writing. It shall be deemed effective upon (i) personal delivery, (ii) deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid or (iii) deposit with Federal Express Corporation, with shipping charges prepaid. Notice shall be addressed to the Company at its principal executive office and to the Optionee at the address that he or she most recently provided to the Company in accordance with this Subsection (c).

(d) Entire Agreement. The Notice of Stock Option Grant, this Agreement and the Plan constitute the entire contract between the parties hereto with regard to the subject matter hereof. They supersede any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof.

(e) Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, as such laws are applied to contracts entered into and performed in such State.

SECTION 14.	DEFINITIONS.

(a) “Agreement” shall mean this Stock Option Agreement.

(b) “Board of Directors” shall mean the Board of Directors of the Company, as constituted from time to time or, if a Committee has been appointed, such Committee.

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(c) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(d) “Committee” shall mean a committee of the Board of Directors, as described in Section 2 of the Plan.

(e) “Company” shall mean Violin Memory, Inc., a Delaware corporation.

(f) “Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary as a consultant or advisor, excluding Employees and Outside Directors.

(g) “Date of Grant” shall mean the date specified in the Notice of Stock Option Grant, which date shall be the later of (i) the date on which the Board of Directors resolved to grant this option or (ii) the first day of the Optionee’s Service.

(h) “Disability” shall mean that the Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than 12 months.

(i) “Employee” shall mean any individual who is a common-law employee of the Company, a Parent or a Subsidiary.

(j) “Exercise Price” shall mean the amount for which one Share may be purchased upon exercise of this option, as specified in the Notice of Stock Option Grant.

(k) “Fair Market Value” shall mean the fair market value of a Share, as determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.

(l) “Immediate Family” shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

(m) “ISO” shall mean an employee incentive stock option described in Section 422(b) of the Code.

(n) “Notice of Stock Option Grant” shall mean the document so entitled to which this Agreement is attached.

(o) “NSO” shall mean a stock option not described in Sections 422(b) or 423(b) of the Code.

(p) “Optionee” shall mean the person named in the Notice of Stock Option Grant.

(q) “Outside Director” shall mean a member of the Board of Directors who is not an Employee.

(r) “Parent” shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns

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stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(s) “Plan” shall mean the Violin Memory, Inc. 2005 Stock Plan, as in effect on the Date of Grant.

(t) “Purchase Price” shall mean the Exercise Price multiplied by the number of Shares with respect to which this option is being exercised.

(u) “Repurchase Period” shall mean a period of 90 consecutive days commencing on the date when the Optionee’s Service terminates for any reason, including (without limitation) death or disability.

(v) “Restricted Share” shall mean a Share that is subject to the Right of Repurchase.

(w) “Right of First Refusal” shall mean the Company’s right of first refusal described in Section 8.

(x) “Right of Repurchase” shall mean the Company’s right of repurchase described in Section 7.

(y) “Securities Act” shall mean the Securities Act of 1933, as amended.

(z) “Service” shall mean service as an Employee, Outside Director or Consultant.

(aa) “Share” shall mean one share of Stock, as adjusted in accordance with Section 8 of the Plan (if applicable).

(bb) “Stock” shall mean the Common Stock of the Company, with a par value of $0.00001 per Share.

(cc) “Subsidiary” shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(dd) “Transferee” shall mean any person to whom the Optionee has directly or indirectly transferred any Share acquired under this Agreement.

(ee) “Transfer Notice” shall mean the notice of a proposed transfer of Shares described in Section 8.

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VIOLIN MEMORY, INC. 2005 STOCK PLAN

NOTICE OF RESTRICTED STOCK UNIT AWARD

You have been granted Restricted Stock Units (the “RSUs”) covering shares of the common stock of Violin Memory, Inc. (the “Company”), subject to the terms and conditions of the Company’s 2005 Stock Plan, this Notice of Restricted Stock Unit Award (“Grant Notice”), and the attached Restricted Stock Unit Agreement (hereinafter “RSU Agreement”) under the Plan, as follows:

Name:	«Name»

Total Number of RSUs:	«TotalRSUs»

Date of Grant:	«DateGrant»

Expiration Date:	«ExpirationDate» [To discuss ten year expiration date]

Vesting Commencement Date:	«VestComDate»

Vesting:	You will receive a benefit with respect to a RSU only if it vests. Two vesting requirements must be satisfied on or before the Expiration Date specified above in order for a RSU to vest – a time-based service requirement (the “Time-Based Requirement”) and a requirement that the Company complete one of the significant corporate transactions described below (the “Liquidity Event Requirement”). Your RSUs will not vest (in whole or in part) if only one (or if neither) of such requirements is satisfied on or before the Expiration Date. If both the Time-Based Requirement and the Liquidity Event Requirement are satisfied on or before the Expiration Date, the vesting date (“Vesting Date”) of a RSU will be the first date upon which both of those requirements are satisfied with respect to that particular RSU.

Time-Based Requirement:	The Time-Based Requirement will be satisfied in a series of 12 successive equal quarterly installments measured over the three-year period following the Vesting Commencement Date, provided that you remain in continuous Service through each applicable date and subject to Section 2 of the RSU Agreement.

Liquidity Event Requirement:	The Liquidity Event Requirement will be satisfied (as to any then-outstanding RSUs that have not theretofore been terminated pursuant to Section 2 of the RSU Agreement) on the earlier to occur of: (i) an IPO, or (ii) a Sale Event; provided, however, if the Liquidity Event Requirement is triggered by an IPO, then the Liquidity Event Requirement shall be deemed satisfied upon the earliest of (i) the 181st day following the IPO, (ii) the March 15th following the year in which the IPO occurs, or (iii) the Expiration Date.

Settlement:	Settlement of RSUs refers to the issuance of Shares (or, if applicable, cash) once the award is vested. If a RSU vests as a result of satisfaction of both applicable vesting requirements as described above, the Company will deliver one Share for that RSU, unless at the time of settlement the Committee, in its sole discretion, determines that settlement shall, in whole or in part, be in the form of cash, based on the then fair market value of a Share. Notwithstanding the immediately preceding sentence, settlement of RSUs that become vested RSUs upon a Sale Event will be made in Shares, unless otherwise specified in the definitive agreement for such Sale Event. Settlement shall occur not later than March 15th following the year in which the Vesting Date applicable to a RSU occurs.

By signing below, you and the Company agree that the RSUs are granted under and governed by the terms and conditions of the Company’s 2005 Stock Plan (the “Plan”) and the RSU Agreement, both of which are attached to and made a part hereof. You hereby acknowledge that the vesting of the RSUs pursuant to this Grant Notice is conditioned on the satisfaction of the Time-Based Requirement and the occurrence, on or before the Expiration Date, of an IPO or Sale Event. You shall have no right with respect to the RSUs to the extent an IPO or Sale Event does not occur on or before the Expiration Date (regardless of the extent to which the Time-Based Requirement was satisfied). Defined terms not explicitly defined in this Grant Notice shall have the same definitions as in Section 9 of the RSU Agreement or the Plan.

You further agree to accept by email all documents relating to the Company, the Plan or the RSUs and all other documents that the Company is required to deliver to its security holders (including, without limitation, disclosures that may be required by the Securities and Exchange Commission). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by email of their availability. You acknowledge that you may incur costs in connection with electronic delivery, including the cost of accessing the internet and printing fees, and that an interruption of internet access may interfere with your ability to access the documents.

PARTICIPANT	VIOLIN MEMORY, INC.

	By:	/s/ Cory Sindelar

Address:	Name: Cory Sindelar

Title: Chief Financial Officer

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VIOLIN MEMORY, INC. 2005 STOCK PLAN

RESTRICTED STOCK UNIT AGREEMENT

SECTION 1.	GRANT OF RESTRICTED STOCK UNITS.

(a) Grant. On the terms and conditions set forth in the Notice of Restricted Stock Unit Award (the “Grant Notice”) and this Agreement, the Company grants to you the RSUs on the Date of Grant. Each RSU represents the right to receive one share of the Company’s common stock on the terms and conditions set forth in this Agreement.

(b) Consideration. You are not required to pay any amount for the RSUs that have been granted to you.

(c) Nature of Units; No Rights as a Stockholder. Your RSUs are mere bookkeeping entries and represent only the Company’s unfunded and unsecured promise to issue Shares on a future date under specified conditions. As a holder of RSUs, you have no rights other than the rights of a general creditor of the Company. Your RSUs carry neither voting rights nor rights to cash dividends. You have no rights as a stockholder of the Company unless and until your RSUs are settled pursuant to Section 3.

(d) Transfer Restrictions. Except as otherwise provided in this Agreement, the RSUs and any right to receive Shares upon settlement of the RSUs shall not be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of, including pursuant to any short position, any “put equivalent position” (as defined in Rule 16a-1(h) promulgated under the Exchange Act), or any “call equivalent position” (as defined in Rule 16a-1(b) promulgated under the Exchange Act) by you prior to the settlement of the RSUs. However, you may designate a third party who, in the event of your death, shall thereafter be entitled to receive any distribution of Shares to which you were entitled at the time of your death pursuant to this Agreement by delivering a written beneficiary designation to the Company’s headquarters on the prescribed form before your death. If you deliver no such beneficiary designation or if your designated beneficiaries do not survive you, your estate will receive payments in respect of any vested RSUs.

(e) Stock Plan and Defined Terms. Your RSUs are granted pursuant to the Plan, a copy of which you acknowledge having received. The provisions of the Plan are incorporated into this Agreement by this reference. Capitalized terms are defined in Section 9 of this Agreement.

SECTION 2.	VESTING.

(a) Generally. You will receive a benefit with respect to a RSU only if the Time-Based Requirement and the Liquidity Event Requirement are satisfied on or before the Expiration Date. Your RSUs will not vest (in whole or in part) if only one (or if neither) of such requirements is satisfied on or before the Expiration Date.

(b) Termination of Service. If your continuous Service terminates for any reason, all RSUs as to which the Time-Based Requirement has not been satisfied as of your termination date shall automatically terminate and be cancelled. You will not satisfy the Time-Based Requirement for any additional RSUs after your Service has terminated for any reason. Upon your termination, any RSUs as to which the Time-Based Requirement had been satisfied will (if an IPO or Sale Event had not occurred) remain outstanding until the first to occur of: (i) an IPO, (ii) Sale Event, or (iii) the Expiration Date. In case of any dispute as to whether your continuous Service has terminated (and the Time-Based Requirement has been satisfied), the Committee shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.

(c) Expiration of RSUs. If an IPO or Sale Event does not occur on or before the Expiration Date, all RSUs (regardless of whether or not, or the extent to which, the Time-Based Requirement had been satisfied as to such RSUs) shall automatically terminate upon such Expiration Date. Upon a termination of one or more RSUs pursuant to this Section 2, you will have no further right with respect to such RSUs or the Shares previously allocated thereto.

(d) Part-Time Employment and Leaves of Absence. If you commence working on a part-time basis, then the Company may adjust the Time-Based Requirement set forth in the Grant Notice. If you go on a leave of absence, then the Company may adjust the vesting schedule set forth in the Grant Notice in accordance with the Company’s leave of absence policy or the terms of such leave. Except as provided in the preceding sentence, Service shall be deemed to continue for any purpose under this Agreement while you are on a bona fide leave of absence, if (i) such leave was approved by the Company in writing and (ii) continued crediting of Service for such purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company). Service shall be deemed to terminate when such leave ends, unless you immediately return to active work.

SECTION 3.	SETTLEMENT OF RESTRICTED STOCK UNITS.

(a) Settlement Date. Upon a Vesting Date with respect to a particular RSU, the Company will deliver one Share for that RSU, unless at the time of settlement the Committee, in its sole discretion, determines that settlement shall, in whole or in part, be in the form of cash, based on the then fair market value of a Share. Notwithstanding the foregoing, settlement of RSUs that become vested RSUs upon a Sale Event will be made in Shares, unless otherwise specified in the definitive agreement for such Sale Event. Settlement shall occur not later than March 15th following the year in which the Vesting Date occurs.

(b) Form of Delivery. The form of any delivery of Shares (e.g., a stock certificate or electronic entry evidencing the Shares) shall be determined by the Company.

(c) Legality of Issuance. No Shares shall be issued to you upon settlement of the RSUs unless and until the Company has determined that (i) you and the Company have taken any actions required to register the Shares under the Securities Act or to perfect an exemption from the registration requirements thereof; (ii) any applicable listing requirement of any stock exchange or other securities market on which Stock is listed has been satisfied; and (iii) any other applicable provision of federal, state or foreign law has been satisfied. The Company shall have no liability to issue Shares in respect of the RSUs unless it is able to do so in compliance with applicable law.

SECTION 4.	TAX MATTERS.

(a) Withholding Taxes. Upon the Vesting Date and/or settlement date for the RSUs, the fair market value of the Shares is treated as income subject to withholding by the Company and/or the

Parent or Subsidiary employing you (your “Employer”) for the payment of all applicable federal, State, local and foreign income and employment withholding taxes which arise in connection with the vesting or settlement of the RSUs (the “Withholding Taxes”). No consideration will be paid to you in respect of this award unless you have made suitable arrangements to satisfy the Withholding Taxes. To the extent that you fail to make such arrangements with respect to certain RSUs, then you will permanently forfeit such RSUs. At the discretion of the Company, these arrangements may include (i) withholding from other compensation or amounts that are owed to you by your Employer; (ii) payment in cash, (iii) payment from the proceeds of the sale of Shares through a Company-approved broker if the Stock is publicly traded; or (iv) withholding Shares that otherwise would be issued to you when the RSUs are settled. However, if you are a Company officer subject to Section 16 of the Exchange Act, then the Withholding Taxes will be satisfied pursuant to clause (iv) of the preceding sentence, unless otherwise determined in advance by the Committee. The fair market value of the Shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the Withholding Taxes.

(b) Section 409A. The settlement of the RSUs is intended to be exempt from the application of Section 409A of the Code pursuant to the “short-term deferral exemption” in Treasury Regulation 1.409A-1(b)(4) and shall be administered and interpreted in a manner that complies with such exemption. To the extent that any provision of this Agreement is ambiguous as to its exemption from Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder are exempt from Section 409A of the Code. Notwithstanding the foregoing, if this award of RSUs is interpreted as not being exempt from Section 409A of the Code, it shall be interpreted to comply with the requirements of Section 409A of the Code so that this award is not subject to additional tax or interest under Section 409A of the Code. In this regard, if this award is payable upon your “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code (a “Separation”) and you are a “specified employee” of the Company or any affiliate thereof within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of your Separation, then no such payment shall be made prior to the date that is the earlier of (i) six month and one day after your Separation, or (ii) your death, but only to the extent such delay is necessary so that this award is not subject to additional tax or interest under Section 409A of the Code.

(c) Acknowledgements. You acknowledge that there will be tax consequences upon vesting and/or settlement of the RSUs and/or disposition of the Shares, if any, received hereunder, and you should consult a tax adviser regarding your tax obligations prior to such event. You acknowledge that the Company is not providing any tax, legal, or financial advice, nor is the Company making any recommendations regarding your participation in the Plan or acquisition or sale of Shares subject to this award. You are hereby advised to consult with your own personal tax, legal, and financial advisors regarding his or her participation in the Plan. You acknowledge that the Company (i) makes no representations or undertakings regarding the tax treatment of the award of RSUs, including but not limited to the grant, vesting, or settlement of the RSUs, the subsequent sale of Shares acquired pursuant to such RSUs, and the receipt of any dividends; and (ii) does not commit to and is under no obligation to structure the terms of the grant of the RSUs to reduce or eliminate your tax liability or achieve any particular tax result. You agree that the Company does not have a duty to design or administer the RSUs, the Plan or its other compensation programs in a manner that minimizes your tax liability. You shall not make any claim against the Company or its Board, officers, or employees related to tax matters arising from this award or your other compensation.

SECTION 5.	RIGHT OF FIRST REFUSAL.

(a) Right of First Refusal. In the event that you propose to sell, pledge or otherwise transfer to a third party any Shares acquired under this Agreement, or any interest in such Shares to the extent consistent with the restrictions set forth in Section 1(d), the Company shall have the Right of First Refusal with respect to all (and not less than all) of such Shares. If you desire to transfer Shares acquired under this Agreement, you must give a written Transfer Notice to the Company describing fully the proposed transfer, including the number of Shares proposed to be transferred, the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed sale or transfer will not violate any applicable federal, State or foreign securities laws. The Transfer Notice shall be signed both by you and by the proposed Transferee and must constitute a binding commitment of both parties to the transfer of the Shares. The Company shall have the right to purchase all, and not less than all, of the Shares on the terms of the proposal described in the Transfer Notice (subject, however, to any change in such terms permitted under Section 5(b) below) by delivery of a notice of exercise of the Right of First Refusal within 30 days after the date when the Transfer Notice was received by the Company.

(b) Transfer of Shares. If the Company fails to exercise its Right of First Refusal within 30 days after the date when it received the Transfer Notice, you may, not later than 90 days following receipt of the Transfer Notice by the Company, conclude a transfer of the Shares subject to the Transfer Notice on the terms and conditions described in the Transfer Notice, provided that any such sale is made in compliance with applicable federal, State and foreign securities laws and not in violation of any other contractual restrictions to which you are bound. Any proposed transfer on terms and conditions different from those described in the Transfer Notice, as well as any subsequent proposed transfer by you, shall again be subject to the Right of First Refusal and shall require compliance with the procedure described in Section 5(a) above. If the Company exercises its Right of First Refusal, the parties shall consummate the sale of the Shares on the terms set forth in the Transfer Notice within 60 days after the date when the Company received the Transfer Notice (or within such longer period as may have been specified in the Transfer Notice); provided, however, that in the event the Transfer Notice provided that payment for the Shares was to be made in a form other than cash or cash equivalents paid at the time of transfer, the Company shall have the option of paying for the Shares with cash or cash equivalents equal to the present value of the consideration described in the Transfer Notice.

(c) Additional or Exchanged Securities and Property. In the event of a merger or consolidation of the Company with or into another entity, any other corporate reorganization, a stock split, the declaration of a stock dividend, the declaration of an extraordinary dividend payable in a form other than stock, a spin-off, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities, any securities or other property (including cash or cash equivalents) that are by reason of such transaction exchanged for, or distributed with respect to, any Shares subject to this Section 5 shall immediately be subject to the Right of First Refusal. Appropriate adjustments to reflect the exchange or distribution of such securities or property shall be made to the number and/or class of the Shares subject to this Section 5.

(d) Termination of Right of First Refusal. Any other provision of this Section 5 notwithstanding, in the event that the Stock is readily tradable on an established securities market when you desire to transfer Shares, the Company shall have no Right of First Refusal, and you will have no obligation to comply with the procedures prescribed by Sections 5(a) and 5(b) above.

(e) Permitted Transfers. This Section 5 shall not apply to (i) a transfer by beneficiary designation, will or intestate succession or (ii) a transfer to one or more members of your Immediate Family or to a trust established by you for the benefit of you and/or one or more members of your Immediate Family, provided in either case that the Transferee agrees in writing on a form prescribed by the Company to be bound by all provisions of this Agreement. If you transfer any Shares acquired under this Agreement, either under this Section 5(e) or after the Company has failed to exercise the Right of First Refusal, then this Agreement shall apply to the Transferee to the same extent as to you.

(f) Termination of Rights as Stockholder. If the Company makes available, at the time and place and in the amount and form provided in this Agreement, the consideration for the Shares to be purchased in accordance with this Section 5, then after such time the person from whom such Shares are to be purchased shall no longer have any rights as a holder of such Shares (other than the right to receive payment of such consideration in accordance with this Agreement). Such Shares shall be deemed to have been purchased in accordance with the applicable provisions hereof, whether or not the certificate(s) therefor have been delivered as required by this Agreement.

(g) Assignment of Right of First Refusal. The Board of Directors may freely assign the Company’s Right of First Refusal, in whole or in part. Any person who accepts an assignment of the Right of First Refusal from the Company shall assume all of the Company’s rights and obligations under this Section 5.

SECTION 6.	ADDITIONAL RESTRICTIONS APPLICABLE TO SHARES.

(a) Securities Law Restrictions. Regardless of whether the offering and sale of Shares under the Plan have been registered under the Securities Act or have been registered or qualified under the securities laws of any State, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any State or any other law. You (or the beneficiary or your personal representative in the event of your death or incapacity, as the case may be) shall deliver to the Company any representations or other documents or assurances as the Company may deem necessary or reasonably desirable to ensure compliance with all applicable legal and regulatory requirements.

(b) Market Stand-Off. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company’s initial public offering, you or a Transferee shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares acquired under this Agreement without the prior written consent of the Company or its managing underwriter. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed 180 days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in Rule 2711(f)(4) of the National Association of Securities Dealers and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules. The Market Stand-Off shall in any event terminate two years after the date of the Company’s initial public offering. In the event of the declaration of a stock dividend, a spin-off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company’s outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off. In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Agreement until the end of the applicable stand-off period. The Company’s underwriters shall be beneficiaries of the agreement set forth in this Section 6(b). This Section 6(b) shall not apply to Shares registered in the public offering under the Securities Act.

(c) Investment Intent at Grant. You represent and agree that the Shares to be acquired upon settlement of the RSUs will be acquired for investment, and not with a view to the sale or distribution thereof.

(d) Investment Intent at Settlement. In the event that the sale of Shares under the Plan is not registered under the Securities Act but an exemption is available that requires an investment representation or other representation, you shall represent and agree at the time of issuance that the Shares being acquired upon settlement of the RSUs are being acquired for investment, and not with a view to the sale or distribution thereof, and shall make such other representations as are deemed necessary or appropriate by the Company and its counsel.

(e) Rights of the Company. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any Transferee to whom Shares have been transferred in contravention of this Agreement.

(f) No Registration Rights. The Company may, but shall not be obligated to, register or qualify the sale of Shares under the Securities Act or any other applicable law. The Company shall not be obligated to take any affirmative action in order to cause the sale of Shares under this Agreement to comply with any law.

(g) Legends. All certificates evidencing the Shares issued under this Agreement shall bear the following legends:

“THE SHARES REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE TERMS OF A WRITTEN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER OF THE SHARES (OR THE PREDECESSOR IN INTEREST TO THE SHARES). SUCH AGREEMENT GRANTS TO THE COMPANY CERTAIN RIGHTS OF FIRST REFUSAL UPON AN ATTEMPTED TRANSFER OF THE SHARES. IN ADDITION, THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER FOR A LIMITED PERIOD FOLLOWING THE EFFECTIVE DATE OF THE UNDERWRITTEN PUBLIC OFFERING OF THE COMPANY’S SECURITIES AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF BY THE HOLDER WITHOUT THE CONSENT OF THE COMPANY OR THE MANAGING UNDERWRITER. THE SECRETARY OF THE COMPANY WILL UPON WRITTEN REQUEST FURNISH A COPY OF SUCH AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE.”

All certificates evidencing Shares issued under this Agreement in an unregistered transaction shall bear the following legend (and such other restrictive legends as are required or deemed advisable under the provisions of any applicable law):

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE

SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

If required by the authorities of any State in connection with the issuance of the Shares, the legend or legends required by such State authorities shall also be endorsed on all such certificates.

(h) Removal of Legends. If, in the opinion of the Company and its counsel, any legend placed on a stock certificate representing Shares issued under this Agreement is no longer required, the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Shares but without such legend.

(i) Administration. Any determination by the Company and its counsel in connection with any of the matters set forth in this Section 6 shall be conclusive and binding on you and all other persons.

SECTION 7.	ADJUSTMENTS OF SHARES.

(a) Capitalization Adjustments. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Stock or a combination or consolidation of the outstanding Stock (by reclassification or otherwise) into a lesser number of Shares, corresponding proportionate adjustments shall automatically be made to the number and kind of shares subject to the RSUs. In the event of a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the fair market value of the Stock, a recapitalization, a spin-off, or a similar occurrence, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate to the number and kind of shares subject to the RSUs. Any adjustment in the number of and kind of shares subject to the RSUs shall be rounded down to the nearest whole share, although the Committee in its sole discretion may make a cash payment in lieu of a fractional share. Except as provided in this Section 7(a), you will have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class. This Section 7(a) shall supersede Section 8(a) of the Plan with respect to the RSUs.

(b) Corporate Transactions. In the event that the Company is a party to a merger or consolidation, or in the event of a sale of all or substantially all of the Company’s stock or assets, all RSUs outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Board of Directors in its capacity as administrator of the Plan, with such determination having final and binding effect on all parties), which agreement or determination need not treat all RSUs (or all portions thereof) in an identical manner. This Section 7(b) shall supersede Section 8(b) of the Plan with respect to the RSUs.

(i) The treatment specified in the transaction agreement may include (without limitation) one or more of the following with respect to each outstanding RSU: (i) continuation of the RSU by the Company (if the Company is the surviving corporation); (ii) assumption of the RSU by the surviving corporation or its parent; (iii) substitution by the surviving corporation or its parent of a new award for the RSU; and (iv) cancellation of the RSU and a payment to you with respect to each Share subject to the portion of the RSU that the Time-Based Requirement is satisfied as of the transaction date equal to the value, as determined by the Board of Directors in its absolute discretion, of the property

(including cash) received by the holder of a share of Stock as a result of the transaction, with such payment to be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent and subject to any escrow, holdback, earn-out or similar provisions in the transaction agreement to the same extent and in the same manner as such provisions apply to the holders of Stock.

(ii) Any action taken must either preserve the exemption of your RSUs from Section 409A of the Code or comply with Section 409A of the Code. If a payment under the RSUs is subject to Section 409A of the Code and if the definition of Sale Event contained herein does not comply with the definition of a “change of control event” for purposes of a distribution under Section 409A of the Code, then any payment of an amount that is otherwise accelerated under this Section 7 will be delayed until the earliest time that such payment would be permissible under Section 409A of the Code without triggering any penalties applicable under Section 409A of the Code. Subject to the foregoing, the Board of Directors has discretion to accelerate, in whole or part, the vesting of an RSU in connection with a corporate transaction covered by this Section 7.

(c) Same Restrictions. Any additional RSUs and any new, substituted or additional shares, cash or other property that become subject to this award as a result of any such transaction shall be subject to the same conditions and restrictions as applicable to the RSUs to which they relate.

SECTION 8.	MISCELLANEOUS PROVISIONS.

(a) Successors and Assigns. Except as otherwise expressly provided to the contrary, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and be binding upon you and your legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person has become a party to this Agreement or has agreed in writing to join herein and to be bound by the terms, conditions and restrictions hereof.

(b) No Retention Rights. Nothing in this Agreement or in the Plan shall confer upon you the right to remain in Service in any capacity for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining you) or you, which rights are hereby expressly reserved by each, to terminate your Service at any time and for any reason, with or without cause.

(c) Notice. Any notice required by the terms of this Agreement shall be given in writing. It shall be deemed effective upon (i) personal delivery, (ii) deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid or (iii) deposit with Federal Express Corporation, with shipping charges prepaid. Notice shall be addressed to the Company at its principal executive office and to you at the address that you most recently provided to the Company in accordance with this Section 8(c)

(d) Effect on Other Employee Benefit Plans. The value of your RSUs and the Shares issuable thereunder shall not be included as compensation, earnings, salaries, or other similar terms used when calculating benefits under any employee benefit plan (other than the Plan) sponsored by the Company, a Parent, or a Subsidiary, except as such plans otherwise expressly provide.

(e) Entire Agreement. The Grant Notice, this Agreement and the Plan constitute the entire understanding between you and the Company regarding the subject matter hereof. They supersede any other agreements, representations or understandings (whether oral or written and whether express or implied) that relate to the subject matter hereof. The Company may, however, unilaterally waive any provision hereof or of the Grant Notice in writing to the extent such waiver does not adversely affect your interests hereunder, but no such waiver shall operate as or be construed to be a subsequent waiver of the same provision or a waiver of any other provision hereof. If any provision of this Agreement is determined by a court of law to be illegal or unenforceable, then such provision will be enforced to the maximum extent possible and the other provisions will remain fully effective and enforceable.

(f) Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, as such laws are applied to contracts entered into and performed in such State.

SECTION 9.	DEFINITIONS.

(a) “Agreement” means this Restricted Stock Unit Agreement.

(b) “Board of Directors” means the Board of Directors of the Company, as constituted from time to time or, if a Committee has been appointed, such Committee.

(c) “Code” means the Internal Revenue Code of 1986, as amended.

(d) “Committee” means a committee of the Board of Directors, as described in Section 2(a) of the Plan.

(e) “Company” means Violin Memory, Inc., a Delaware corporation.

(f) “Consultant” means a person, excluding Employees and Outside Directors, who performs bona fide services for the Company, a Parent or a Subsidiary as a consultant or advisor and who qualifies as a consultant or advisor under Rule 701(c)(1) of the Securities Act.

(g) “Date of Grant” means the date specified in the Grant Notice, which date shall be the later of (i) the date on which the Board of Directors resolved to grant the RSUs to you, or (ii) your first date of Service.

(h) “Employee” means any individual who is a common-law employee of the Company, a Parent or a Subsidiary.

(i) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(j) “Expiration Date” means the expiration date of the RSUs as set forth in the Grant Notice.

(k) “Grant Notice” means the Notice of Restricted Stock Unit Award to which this Agreement is attached.

(l) “Immediate Family” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

(m) “IPO” means the consummation of the first firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale by the Company of its equity securities, as a result of or following which the Shares shall be publicly held.

(n) “Liquidity Event Requirement” means the requirement that the Company complete an IPO or Sale Event. The Liquidity Event Requirement will be deemed satisfied (as to any then-outstanding RSUs that have not theretofore been terminated pursuant to Section 2 of the Agreement) on the earlier to occur of: (i) an IPO, or (ii) a Sale Event; provided, however, if the Liquidity Event Requirement is triggered by an IPO, then the Liquidity Event Requirement shall be deemed satisfied upon the earliest of: (i) the 181st day following the IPO, (ii) the March 15th following the year in which the IPO occurs, or (iii) the Expiration Date.

(o) “Outside Director” means a member of the Board of Directors who is not an Employee.

(p) “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(q) “Plan” means the Violin Memory, Inc. 2005 Stock Plan, as amended.

(r) “Right of First Refusal” means the Company’s right of first refusal described in Section 5.

(s) “RSUs” means the Restricted Stock Units granted to you by the Company as set forth in the Grant Notice.

(t) “Sale Event” means the consummation of the following transactions in which holders of Shares receive cash or marketable securities: (i) a sale of all or substantially all of the assets of the Company determined on a consolidated basis to an unrelated person or entity; (ii) a merger, reorganization, or consolidation involving the Company in which the shares of voting stock of the Company outstanding immediately prior to such transaction represent or are converted into or exchanged for securities of the surviving or resulting entity immediately upon completion of such transaction which represent less than 50% of the outstanding voting power of such surviving or resulting entity; or (iii) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or series of related transactions by a person or group of persons. For the avoidance of doubt, an initial public offering, any subsequent public offering, another capital raising event, and a merger effected solely to change the Company’s domicile shall not constitute a “Sale Event.”

(u) “Securities Act” means the Securities Act of 1933, as amended.

(v) “Service” means service as an Employee, Outside Director or Consultant.

(w) “Share” means a share of the common stock of the Company, as adjusted in accordance with Section 8 of the Plan (if applicable).

(x) “Stock” means the common stock of the Company.

(y) “Subsidiary” means any corporation (other than the Company) in an unbroken chain or corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(z) “Time-Based Requirement” means the requirement to provide Service over the period of time set forth in the Grant Notice.

(aa) “Transfer Notice” means the notice of a proposed transfer of Shares described in Section 5(a).

(bb) “Transferee” means any person to whom you have directly or indirectly transferred any Shares acquired under this Agreement.

(cc) “Vesting Date” means the first date on or before the Expiration Date upon which both the Time-Based Requirement and the Liquidity Event Requirement are satisfied.

EXHIBIT 10.4

LEASE

DATED FEBRUARY 11, 2011

BY AND BETWEEN

MARTIN CBP ASSOCIATES, L.P.,

as Landlord

and

VIOLIN MEMORY, INC.,

as Tenant

685 CLYDE AVENUE

MOUNTAIN VIEW, CA

SUMMARY OF BASIC LEASE TERMS		i

1.	Definitions	1

2.	Demise, Construction, and Acceptance	5

3.	Rent; Security Deposit	11

4.	Use of Premises	12

5.	Trade Fixtures and Alterations	15

6.	Repair and Maintenance	18

7.	Waste Disposal and Utilities	21

8.	Common Operating Expenses	23

9.	Insurance	27

10.	Limitation on Landlord’s Liability and Indemnity	29

11.	Damage to Premises	30

12.	Condemnation	32

13.	Default and Remedies	34

14.	Assignment and Subletting	38

15.	General Provisions	43

SUMMARY OF BASIC LEASE TERMS

Lease Date	February 11, 2011

Landlord	Martin CBP Associates, L.P., a Delaware limited partnership

Tenant	Violin Memory, Inc., a Delaware corporation

Premises	Approximately 28,800 square feet of gross leasable area, which is commonly known as 685 Clyde Avenue, Mountain View, California and is shown on the first page of Exhibit A attached hereto.

Project	The land and improvements shown on the second page of Exhibit A, consisting of four (4) buildings, the aggregate gross leasable area of which (the “Project Gross Leasable Area”) is approximately 117,918 square feet

Building	The building in which the Premises is located.

Tenant’s Share of the Building	100%

Tenant’s Share of the Project	24.42%

Tenant’s Allocated Parking Stalls	109 stalls

Target Early Access Date	March 4, 2011* If the Effective Date occurs after February 11, 2011. the above date shall be extended by the number of business days between the Effective Dale and February 11, 2011.

Early Access Date	The date on which Landlord delivers possession of the Premises to Tenant as described in Section 2.2 with the Phase A Improvements Substantially Completed (as defined in the Work Letter) therein

Commencement Date	Sixty (60) days following the Date of Substantial Completion of the Phase 1 Improvements

i

Target Delivery Dates for Tenant Improvements

Phase A Improvements: March 4, 2011*

Phase 1 Improvements: April 13, 2011*

Phase 2 Improvements: April 25, 2011*

Phase 3 Improvements: June 23, 2011 *

If the Effective Date occurs after February 11, 2011, the above dates shall be extended by the number of business days between the Effective Date and February 11, 2011.

Lease Term:	Thirty-six (36) months, starting on the Commencement Date. The last day of the Term is sometimes referred to herein as the “Expiration Date”.

Base Monthly Rent

Months 1-12	$42,624.00

Months 13-24	$44,064.00

Months 25-36	$45,504.00

Prepaid Rent	$42,624.00

Security Deposit	$136,512.00

Permitted Use	General office, research and development, hardware testing, and ancillary related uses, consistent with the zoning designation for the Building

Tenant’s Minimum Liability Insurance Limits	Three Million Dollars ($3,000,000.00)

Landlord’s Address for Notices	Martin CBP Associates, L.P. c/o TMG Partners 100 Bush Street, 26th Floor San Francisco, California 94104 Attn: Lynn Tolin

ii

Landlord’s Address for Payments	Martin CBP Associates. L.P. c/o TMG Partners 100 Bush Street, 26th Floor San Francisco, California 94104 Attn: Accounting

Tenant’s Address

Prior to the Early Access Date:

Violin Memory, Inc.

2700 Garcia Avenue

Mountain View CA 94043

Attn: Chief Executive Officer and Chief Financial Officer

After the Early Access Date:

At the Premises

Attn: Chief Executive Officer and Chief Financial Officer

Retained Real Estate Broker	Cassidy Turley BT Commercial and Colliers International (representing both Landlord and Tenant)
	Exhibit A	(Description of Premises and Site Plan of the Project)
Exhibits	Exhibit B	(Tenant Improvement Agreement-Work Letter)
Exhibit C
Exhibit C-1: Phase A Scope of Work
Exhibit C-2: Phase 1 Scope of Work
Exhibit C-3: Phase 2 Scope of Work
Exhibit C-4: Phase 3 Scope of Work
Exhibit C-5: Phasing Plan
Exhibit C-6: Schedule of Costs
Exhibit C-7: Construction Schedule
	Exhibit D	(Memorandum of Early Access Date, Date of Substantial Completion of Phase 1 Improvements and Commencement Date)
	Exhibit E	(Preliminary Report)
	Exhibit F	(Sign Criteria)
	Exhibit G	(Form of Subordination Agreement)
	Exhibit H	(Hazardous Materials Questionnaire)
	Exhibit I	(Inventory of Existing Furniture)
	Exhibit J	(Asbestos Notification Letter)
	Exhibit K	(Tenant’s Form Nondisclosure Agreement)

The foregoing Summary is hereby incorporated into and made a part of this Lease. Each reference in this Lease to any term of the Summary shall mean the respective information set forth above and shall be construed to incorporate all of the terms provided under the particular paragraph pertaining to such information. In the event of any conflict between the Summary and this Lease, the Summary shall control.

iii

LEASE

THIS LEASE is dated as of this Lease Date specified in the Summary and is made by and between the party identified as Landlord in the Summary and the party identified as Tenant in the Summary.

1.	Definitions.

General. Any initially capitalized term that is given a special meaning by this Article 1, the Summary, or by any other provision of this Lease (including the exhibits attached hereto) shall have such meaning when used in this Lease or any addendum or amendment hereto unless otherwise clearly indicated by the context.

Additional Rent. The term “Additional Rent” is defined in Section 3.2.

Address for Notices. The term “Address for Notices” shall mean the addresses set forth for Landlord or Tenant, as applicable, in the Summary.

Agents. The term “Agents” shall mean the following: (i) with respect to Landlord or Tenant, the agents, employees, contractors, and invitees of such party; and (ii) in addition with respect to Tenant, Tenant’s subtenants and their respective agents, employees, contractors, and invitees.

Agreed Interest Rate. The term “Agreed Interest Rate” shall mean that interest rate determined as of the time it is to be applied that is equal to the lesser of (i) four percent (4%) in excess of the reference rate (or prime rate) of the Bank of America, N.T. & S.A. as it may be adjusted from time to time, or (ii) the maximum interest rate permitted by Law.

Alterations. The term “Alterations” has the same meaning as “Tenant’s Alterations”.

Anti-Terrorism Law: Any Laws relating to terrorism, anti-terrorism, money-laundering or anti-money laundering activities, including without limitation the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, Executive Order No. 13224, and Title 3 of the USA Patriot Act, and any regulations promulgated under any of them.

Base Monthly Rent. The term “Base Monthly Rent” shall mean the fixed monthly rent payable by Tenant pursuant to Section 3.1, which is specified in the Summary.

Building. The term “Building” shall mean the building in which the Premises are located which Building is identified in the Summary, the gross leasable area of which is referred to herein as the “Building Gross Leasable Area.”

Business Day. The term “Business Day” or “business day” means any day that is not a Saturday, Sunday, or day that is recognized as a legal holiday by the State of California or the United States.

1

Claims: Any and all obligations, losses, claims, actions (including remedial or enforcement actions of any kind and administrative or judicial proceedings, suits, orders or judgments), causes of action, liabilities, penalties, damages (including consequential damages and punitive damages), costs and expenses (including reasonable attorneys’ and consultants’ fees and expenses).

Commencement Date. The term “Commencement Date” is the date the Lease Term commences as specified in the Summary.

Common Area. The term “Common Area” shall mean all areas and facilities outside the Building and within the Project that are not designated by Landlord for the exclusive use of Tenant or any other lessee or other occupant of the Project, including the parking areas, access and perimeter roads, pedestrian sidewalks, landscaped areas, trash enclosures, recreation areas and the like.

Common Operating Expenses. The term “Common Operating Expenses” is defined in Section 8.2.

Date of Substantial Completion: The term “Date of Substantial Completion” is the date on which the applicable Phase of the Tenant Improvements is Substantially Completed (as defined in Section 6 of the Work Letter); however, if the date on which the Phase 1 Improvements is Substantially Completed occurs after the Target Delivery Date for such Phase due to Tenant Delay (as defined in the Work Letter) or due to Force Majeure, then the Date of Substantial Completion shall be adjusted as described in Section 5 of the Work Letter to account for such Tenant Delay and such delay due to Force Majeure.

Effective Date. The term “Effective Date” shall mean the date the last signatory to this Lease whose execution is required to make it binding on the parties hereto shall have executed this Lease. The Effective Date is specified below Landlord’s signature on the signature page of this Lease.

Emergency: The term “Emergency” is defined in Section 13.6.

Event of Tenant’s Default. The term “Event of Tenant’s Default” is defined in Section 13.1.

Force Majeure. The term “Force Majeure” is defined in Section 15.13.

Hazardous Materials. The term “Hazardous Materials” is defined in Section 7.2E.

Hazardous Materials Laws: All Laws relating to the environment, health and safety, or the use, generation, handling, emission, release, discharge, storage or disposal of Hazardous Materials.

Insured and Uninsured Peril. The terms “Insured Peril” and “Uninsured Peril” are defined in Section 11.2E.

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Law. The term “Law” shall mean any laws, judicial decision, statute, constitution, ordinance, resolution, regulation, rule, administrative order, or other valid requirement of any municipal, county, state, federal or other government agency or authority having jurisdiction over the parties to this Lease or the Premises, or both, in effect either at the Effective Date or any time during the Lease Term, as applicable. The term “Law” or “Laws” includes Hazardous Materials Laws.

Lease Term. The term “Lease Term” (sometimes referred to herein as the “Term”) shall mean the term of this Lease which shall commence on the Commencement Date and continue for the period specified in the Summary. The last day of the Term is sometimes referred to herein as the “Expiration Date”.

Lender. The term “Lender” shall mean any beneficiary, mortgagee, secured party, or other holder of any Security Instrument pertaining to the Project or any portion thereof.

Peril: Fire, earthquake, or any other event of a sudden, unexpected, or unusual nature.

Permitted Tenant Alterations. The term “Permitted Tenant Alterations” means Alterations (i) that do not require the issuance of a building or other governmental permit, authorization or approval, (ii) that do not require work to be performed outside the Premises in order to comply with Laws, (iii) that do not adversely affect the structure of the Building or any Building Systems, (iv) that do not involve compliance with any O&M Plan adopted by Landlord of which Tenant has received written notice, and (v) the cost of which does not exceed the Permitted Tenant’s Alterations Limit (i.e., Fifty Thousand Dollars ($50,000.00)) in any one instance.

Permitted Tenant Alterations Limit: Fifty Thousand Dollars ($50,000.00)

Permitted Use. The term “Permitted Use” shall mean the uses specified in the Summary.

Phase A Improvements: The term “Phase A Improvements” has the meaning set forth in the Work Letter.

Phase A Improvements Area: The term “Phase A Improvements Area” has the meaning set forth in the Work Letter.

Phase 1 Improvements: The term “Phase 1 Improvements” has the meaning set forth in the Work Letter.

Phase 1 Improvements Area: The term “Phase 1 Improvements Area” has the meaning set forth in the Work Letter.

Phase 2 Improvements: The term “Phase 2 Improvements” has the meaning set forth in the Work Letter.

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Phase 2 Improvements Area: The term “Phase 2 Improvements Area” has the meaning set forth in the Work Letter.

Phase 3 Improvements: The term “Phase 3 Improvements” has the meaning set forth in the Work Letter.

Phase 3 Improvements Area: The term “Phase 3 Improvements Area” has the meaning set forth in the Work Letter.

Phase(s) of Work or Phase(s) of the Tenant Improvements: The term “Phase(s) of Work” or “Phase(s) of the Tenant Improvements” means any or all of the Phase A Improvements, the Phase 1 Improvements, the Phase 2 Improvements and/or the Phase 3 Improvements.

Premises. The term “Premises” shall mean the Building. Landlord and Tenant acknowledge and agree that the gross leasable area of the Premises stated in the Summary shall be final and conclusive for all purposes of this Lease, and shall not be subject to remeasurement.

Prohibited Person: (i) A person or entity that is listed in the Annex to Executive Order No. 13224, or a person or entity owned or controlled by an entity that is listed in the Annex to Executive Order No. 13224; (ii) a person or entity with whom Landlord is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; or (iii) a person or entity that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website, http://www.treas.gov/ofac/t11sdn.pdf or at any replacement website or other official publication of such list.

Project. The term “Project” shall mean the real property and the improvements thereon which are specified in the Summary, the aggregate gross leasable area of which is referred to herein as the “Project Gross Leasable Area.”

Private Restrictions. The term “Private Restrictions” shall mean all recorded covenants, conditions and restrictions, private agreements, reciprocal easement agreements, and any other recorded instruments affecting the use of the Premises that (i) exist as of the Effective Date and are listed as numbered exceptions in that certain Preliminary Report covering the Project (Title No. 11-98015619-MC) prepared by Chicago Title Company, with an effective date of February 2, 2011, a copy of which is attached hereto as Exhibit E, or (ii) are recorded after the Effective Date and are approved in writing by Tenant, which approval shall not be unreasonably withheld.

Real Property Taxes. The term “Real Property Taxes” is defined in Section 8.3.

Rent. The term “Rent” means Base Monthly Rent and Additional Rent.

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Security Instrument. The term “Security Instrument” shall mean any mortgage or deed of trust which now or hereafter affects the Project, and any renewal, modification, consolidation, replacement or extension thereof.

Substantial Completion or Substantially Completed: The terms “Substantial Completion” or “Substantially Completed” have the meaning set forth in Section 6 of the Work Letter. The terms “Substantial Completion” or “Substantially Completed” may be used with reference to any specific Phase of the Tenant Improvements or to all of the Tenant Improvements collectively.

Summary. The term “Summary” shall mean the Summary of Basic Lease Terms that is part of this Lease.

Tenant Improvements. The term “Tenant Improvements” has the definition set forth in the Tenant Improvement Agreement (Work Letter) attached hereto as Exhibit B. The Tenant Improvements are comprised of the Phase A Improvements, the Phase 1 Improvements, the Phase 2 Improvements and the Phase 3 Improvements, collectively.

Tenant’s Alterations. The term “Tenant’s Alterations” shall mean all improvements, additions, alterations, and fixtures installed in the Premises by Tenant at its expense which are not Trade Fixtures.

Tenant’s Share. The term “Tenant’s Share” with respect to the Building shall mean the percentage obtained by dividing the gross leasable area of the Premises By the Building Gross Leasable Area and with respect to the Project shall mean the percentage obtained by dividing the gross leasable area of the Premises by the Project Gross Leasable Area, each of which Tenant’s Share as of the Effective Date is the percentage identified in the Summary.

Term. The term “Term” has the same meaning as “Lease Term”.

Trade Fixtures. The term “Trade Fixtures” shall mean (i) Tenant’s inventory, furniture, signs, and business equipment, and (ii) anything affixed to the Premises by Tenant at its expense for purposes of trade, manufacture, ornament or domestic use (except replacement of similar work or material originally installed by Landlord) which can be removed without material injury to the Premises unless such thing has, by the manner in which it is affixed, become an integral part of the Premises.

Work Letter. The Tenant Improvement Agreement (Work Letter) attached hereto as Exhibit B and incorporated herein by reference, which sets forth the respective responsibilities of each of Landlord and Tenant regarding the Tenant Improvements.

2.	Demise, Construction, and Acceptance.

2.1 Demise of Premises. Landlord hereby leases to Tenant, and Tenant leases from Landlord, for the Lease Term and upon the terms and conditions of this Lease, the Premises, together with (i) the non-exclusive right to use the number of Tenant’s Allocated

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Parking Stalls within the Common Area (subject to the limitations set forth in Section 4.5), and (ii) the non-exclusive right to use the Common Area for ingress to and egress from the Premises. Landlord reserves the use of the exterior walls, the roof and the area beneath and above the Premises, together with the right to install, maintain, use, and replace ducts, wires, conduits and pipes leading through the Premises in locations which will not materially interfere with Tenant’s use of the Premises. Landlord further grants to Tenant, during the Lease Term, the exclusive right to use the loading dock serving the Building provided that Tenant’s use of the loading dock shall not unreasonably interfere with other tenants’ access to, or use and enjoyment of, other parts of the Common Area to which Tenant has a non-exclusive right only.

2.2 Delivery on the Early Access Date.

(a) Landlord shall exercise commercially reasonable efforts (without any obligation to engage overtime labor or commence any litigation) to Substantially Complete the Phase A Improvements and deliver possession of the Premises to Tenant on or before the Target Early Access Date; the actual date of delivery of possession of the Premises to Tenant with the Phase A Improvements Substantially Completed therein is referred to herein as the “Early Access Date”. On the Early Access Date, Landlord shall deliver possession of the Premises to Tenant for the limited purposes of (i) installing its furniture, fixtures, cabling and equipment in the Premises, (ii) beginning the transition of its business operations to the Premises, and (iii) limited use of limited areas of the Premises subject to the terms and conditions of this Article 2.

(b) Tenant acknowledges that Landlord has agreed to deliver possession of the Premises to Tenant on the Early Access Date (but before Substantial Completion of all Tenant Improvements) in order to accommodate Tenant’s critical space needs and, thus, Landlord is delivering the Premises at such time in its “as is”, broom clean condition as of such date, excepting only that (i) the Phase A Improvements shall have been Substantially Completed prior to the Early Access Date, and (ii) as of the Early Access Date, Landlord shall be required to ensure that all existing plumbing, drainage, sewer, lighting, heating, ventilating and air conditioning, life-safety (including sprinklers and alarms), electrical and mechanical systems serving the Premises (the “Building Systems”) are in good working order and the roof of the Building is in watertight condition. If it is determined that any of the Building Systems are not in good working order as of the Early Access Date or that the roof of the Building is not watertight as required as of the Early Access Date, then Landlord shall not be liable to Tenant for any damages, but as Tenant’s sole remedy, Landlord, at no cost to Tenant, shall perform such work or take such other action as may be necessary to place the Building Systems in good working order; provided, however, that if Tenant does not give Landlord written notice of any deficiency of any of the applicable systems by the date (the “Warranty End Date”) that is the later of (x) one hundred twenty (120) days after the Early Access Date, or (y) ninety (90) days after the Phase 1 Improvements are Substantially Completed, Landlord shall not be responsible for correcting such condition pursuant to this Section 2.2 but rather such condition shall be corrected as part of Landlord’s maintenance obligation pursuant to Section 6.2 and the costs included in Common Operating Expenses allocable to the Building. (The period commencing on the Early Access Date and ending on the Warranty End Date is sometimes referred to herein as the “Warranty Period”.)

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(c) Tenant’s early access in all events shall be subject to all of the terms, covenants and conditions of this Lease (including, without limitation, Tenant’s insurance and indemnity obligations and Tenant’s obligation to pay Additional Rent), excluding only Tenant’s obligation to pay Base Monthly Rent prior to the Commencement Date.

(d) If Landlord is unable to deliver possession of the Premises to Tenant on or before the Target Early Access Date set forth in the Summary (as such date may be extended by any periods of Tenant Delay and any periods of delay due to Force Majeure), then this Lease shall not be void or voidable and Landlord shall not be in default or liable to Tenant for any loss or damage resulting therefrom, but Tenant shall accept possession of the Premises on the Early Access Date.

(e) Promptly following the Early Access Date, Landlord and Tenant shall together execute a memorandum in the form attached as Exhibit D, appropriately completed, which shall memorialize the Early Access Date.

2.3 Construction Following Early Access Date and Prior to Substantial Completion of the Tenant Improvements. It is understood that as of the Early Access Date and until the Substantial Completion of all of the Tenant Improvements, Tenant shall use, occupy and access only those limited portions of the Premises other than the Phase 1 Improvements Area, the Phase 2 Improvements Area and the Phase 3 Improvements Area and that Tenant shall be permitted to use, occupy and access each of the Phase 1 Improvements Area, the Phase 2 Improvements Area and the Phase 3 Improvements Area, respectively, only on and after the date on which the Phase 1 Improvements, the Phase 2 Improvements and the Phase 3 Improvements, respectively, have been Substantially Completed in accordance with the Work Letter. Landlord shall be continuing design and construction of the Phase 1 Improvements, the Phase 2 Improvements and the Phase 3 Improvements in such areas following the Early Access Date and continuing until Substantial Completion of all of the Tenant Improvements and Tenant shall cooperate with Landlord at all such times during such period as may be reasonably required by Landlord in order for Landlord to complete the design and construction of the Tenant Improvements in a timely manner and in accordance with the Work Letter. Such cooperation is expected to involve the requirement that Tenant relocate to different areas within the Premises from time to time during the construction process. Tenant shall be responsible to ensure that its early access, use and activities until Substantial Completion of all of the Tenant Improvements shall not interfere with or delay the completion of Tenant Improvements or any other work required to be performed by Landlord hereunder (with any such resulting delay being deemed to be a “Tenant Delay” for the purposes of the Work Letter).

2.4 Condition of Premises. Tenant acknowledges that it has had an opportunity to conduct, and has conducted, such inspections of the Premises as it deems necessary to evaluate its condition. Except as otherwise specifically provided herein, Tenant agrees to accept possession of the Premises in its then existing “as-is” condition, without any representations or warranties by Landlord, and with no obligation of Landlord to make any alterations or improvements to the Premises or the Building except for the Tenant Improvements, which shall be Substantially Completed in accordance with this Article 2 and the Work Letter;

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provided, however, the foregoing is not intended to limit Landlord’s obligations with respect to Building Systems or the roof of the Building during the Warranty Period as described in Section 2.2(b) of the Lease.

2.5 Target Delivery Dates. Landlord shall use commercially reasonable efforts to Substantially Complete each Phase of the Tenant Improvements on or before the Target Delivery Date set forth in the Summary for each such Phase as more fully described in the Work Letter. If Substantial Completion of any Phase of the Tenant Improvements does not occur on or before the Target Delivery Date set forth in the Summary for such Phase, then this Lease shall not be void or voidable and Landlord shall not be in default or liable to Tenant for any loss or damage resulting therefrom; provided, however:

(a) If Substantial Completion of the Phase 1 Improvements occurs following the Target Delivery Date for such Phase, then, because the Date of Substantial Completion of the Phase 1 Improvements shall be adjusted as described in Section 5 of the Work Letter to account for any Tenant Delay and any delay due to Force Majeure, Tenant shall be entitled to a credit against Tenant’s obligation to pay Base Monthly Rent hereunder in an amount equal to one-half of the amount of Base Monthly Rent due for the number of days of delay after the Target Delivery Date for such Phase that are due to Force Majeure;

(b) If Substantial Completion of the Phase 1 Improvements has not occurred within ninety (90) days after the Target Delivery Date for the Phase 1 Improvements (which Target Delivery Date shall be extended by any periods of Tenant Delay and any periods of delay due to Force Majeure), then Tenant may terminate this Lease upon not less than ten (10) days prior written notice to Landlord, but in any event prior to Substantial Completion of the Phase 1 Improvements; and

(c) If Substantial Completion of the Phase 1 Improvements has not occurred within one hundred fifty (150) days after the Target Delivery Date for the Phase 1 Improvements (which Target Delivery Date shall be extended by any periods of Tenant Delay but shall not be extended for any periods of delay due to Force Majeure), then Tenant may terminate this Lease upon not less than ten (10) days prior written notice to Landlord, but in any event prior to Substantial Completion of the Phase 1 Improvements.

2.6 Date of Substantial Completion of Phase 1 Tenant Improvements. Promptly following the Date of Substantial Completion of the Phase 1 Improvements, Landlord and Tenant shall together execute a memorandum in the form attached as Exhibit D, appropriately completed, which shall memorialize the Date of Substantial Completion of the Phase 1 Improvements and the Commencement Date.

2.7 Commencement Date. The term of this Lease (the “Term” or “Lease Term”) shall commence on the Commencement Date and end on the Expiration Date, unless earlier terminated or extended in accordance with the terms and conditions of this Lease.

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2.8 Landlord Notice Regarding Election to Extend Term.

(a) No later than twelve (12) months prior to the Expiration Date, Landlord shall deliver written notice to Tenant advising Tenant (a) whether Landlord elects, in its sole discretion, to extend or not to extend the Lease Term for an additional twelve (12) month period following the Expiration Date (such notice being referred to herein as “Landlord’s Extended Term Notice” and such additional twelve month period being referred to herein as the “Extended Term”), and (b) if Landlord does so elect to extend the Lease Term, Landlord’s determination of the Fair Market Rent (as defined below) for the Premises for the Extended Term (which amount shall be the Base Monthly Rent for the proposed Extended Term and which amount shall in no event be less than the Base Monthly Rent for the Premises for the last month of the initial Lease Term) and any other terms and conditions applicable to the Extended Term (all such terms and conditions contained in such notice are referred to herein as “Landlord’s Offer”). If Landlord does so elect to extend the Lease Term, Tenant shall have a period of three (3) months following Tenant’s receipt of such notice in which to notify Landlord in writing of Tenant’s unconditional and irrevocable acceptance of the terms of Landlord’s Offer. If Tenant does not so notify Landlord within such time period, Landlord’s Offer shall be deemed revoked and Tenant’s rights under this Section shall lapse and be of no further force or effect and Landlord shall have no further obligations under this Section. If Tenant does elect, in its sole discretion, to accept Landlord’s Offer within such three (3) month period, the terms stated in the Landlord’s Offer shall apply to the Extended Term, and only to the extent that they do not conflict with the Landlord’s Offer, the terms and conditions of this Lease shall apply to the Extended Term; however, Tenant’s occupancy of the Premises during the Extended Term shall be on an “as-is” basis and there shall be no rent concessions, tenant improvement allowance or construction allowance, brokerage commissions, or similar provisions. If Tenant timely accepts Landlord’s Offer as set forth above, the parties shall promptly enter into an amendment to this Lease setting forth the Base Monthly Rent for the Extended Term and the new Expiration Date of the Term of this Lease.

(b) If Landlord and Tenant enter into an amendment extending the Lease Term for the first Extended Term, Landlord shall provide a second Landlord’s Extended Term Notice no later than twelve (12) months prior to the end of such first Extended Term (and, if there is a second Extended Term, then Landlord shall provide a third Landlord’s Extended Term Notice no later than twelve (12) months prior to the end of such second Extended Term) on the same terms and conditions as set forth above except that if Landlord does indicate its election to extend the Lease Term in any such notice, then the Fair Market Rent for each Extended Term shall be based on Landlord’s determination of the Fair Market Rent for the Premises for such Extended Term and shall in no event be less than the Base Monthly Rent for the Premises for the last month of the then-current Lease Term. Each Extended Term shall be for a period of twelve (12) months only and in no event shall there be more than three (3) successive Extended Terms.

(c) As used herein, “Fair Market Rent” means the annual Base Monthly Rental, as reasonably determined by Landlord, being charged for space comparable to the Premises in buildings comparable to the Building located in the Mountain View, California area, for a comparable term, taking into account location, condition, the then-existing

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improvements to the space, and other relevant factors. If Tenant disputes Landlord’s Fair Market Rent determination as to any Extended Term, Tenant shall so notify Landlord in writing no later than the date of Tenant’s notice to Landlord accepting Landlord’s Offer. Promptly after any such notice of dispute, Landlord and Tenant shall promptly begin to negotiate in good faith in an attempt to determine the Fair Market Rent for the applicable Extended Term. If they are unable to agree within a forty-five (45) day period, then the Fair Market Rent shall be determined by appraisal as provided below.

(d). If it becomes necessary to determine the Fair Market Rent for the Premises by appraisal, the real estate appraiser(s) indicated below, each of whom shall be members of the American Institute of Real Estate Appraisers and each of whom have at least five (5) years experience appraising comparable space located in the vicinity of the Premises, shall be appointed and shall act in accordance with the following procedures:

(i) If the parties are unable to agree on the Fair Market Rent within the allowed time, either party may demand an appraisal by giving written notice to the other party, which demand to be effective must state the name, address and qualifications of an appraiser selected by the party demanding the appraisal (“Notifying Party”). Within ten (10) days following the Notifying Party’s appraisal demand, the other party (“Non-Notifying Party”) shall either approve the appraiser selected by the Notifying Party or select a second properly qualified appraiser by giving written notice of the name, address and qualification of said appraiser to the Notifying Party. If the Non-Notifying Party fails to select an appraiser within the ten (10) day period, the appraiser selected by the Notifying Party shall be deemed selected by both parties and no other appraiser shall be selected. If two (2) appraisers are selected, they shall select a third appropriately qualified appraiser within ten (10) days of selection of the second appraiser. If the two (2) appraisers fail to select a third qualified appraiser, the third appraiser shall be appointed by the then presiding judge of the county where the Premises are located upon application by either party.

(ii) If only one appraiser is selected, that appraiser shall notify the parties in simple letter form of its determination of the Fair Market Rent for the Premises within fifteen (15) days following his or her selection, which appraisal shall be conclusively determinative and binding on the parties as the appraised Fair Market Rent.

(iii) If multiple appraisers are selected, the appraisers shall meet not later than ten (10) days following the selection of the last appraiser. At such meeting, the appraisers shall attempt to determine the Fair Market Rent for the Premises as of the commencement date of the applicable Extended Term by the agreement of at least two (2) of the appraisers.

(iv) If two (2) or more of the appraisers agree on the Fair Market Rent for the Premises at the initial meeting, such agreement shall be determinative and binding upon the parties hereto and the agreeing appraisers shall forthwith notify both Landlord and Tenant of the amount set by such agreement. If multiple appraisers are selected and two (2) appraisers are unable to agree on the Fair Market Rent for the Premises, each appraiser shall submit to Landlord and Tenant his or her respective independent appraisal of the Fair Market Rent for the Premises, in simple letter form, within fifteen (15) days following appointment of

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the final appraiser. The parties shall then determine the Fair Market Rent for the Premises by averaging the appraisals; provided that any high or low appraisal, differing from the middle appraisal by more than ten percent (10%) of the middle appraisal, shall be disregarded in calculating the average.

(v) If only one (1) appraiser is selected, then each party shall pay one-half (1/2) of the fees and expenses of that appraiser. If three (3) appraisers are selected, each party shall bear the fees and expenses of the appraiser it selects and one-half (1/2) of the fees and expenses of the third appraiser.

3.	Rent; Security Deposit.

3.1 Base Monthly Rent. Commencing on the Commencement Date and continuing throughout the Lease Term, Tenant shall pay to Landlord the Base Monthly Rent set forth in the Summary.

3.2 Additional Rent. Commencing on the Early Access Date and continuing throughout the Lease Term, Tenant shall pay the following as additional rent (the “Additional Rent”): (i) any late charges or interest due Landlord pursuant to this Lease; (ii) Tenant’s Share of Common Operating Expenses as provided in Section 8.1; (iii) Landlord’s share of any Subrent received by Tenant upon certain assignments and sublettings as required by Section 14.1; (iv) any legal fees and costs due Landlord pursuant to this Lease; and (v) any other amounts due to Landlord pursuant to this Lease.

3.3 Payment of Rent. Concurrently with the execution of this Lease by Tenant and Tenant’s delivery of this Lease to Landlord, Tenant shall pay to Landlord the amount set forth in the Summary as Prepaid Rent for credit against the first installment(s) of Base Monthly Rent due following the Commencement Date. All Rent required to be paid in monthly installments shall be paid in advance on the first day of each calendar month during the Lease Term. All Rent shall be paid in lawful money of the United States and, except as expressly provided otherwise in this Lease, without any abatement, deduction or offset whatsoever, and without any prior demand therefor. Rent shall be paid to Landlord at its Address for Payments set forth in the Summary, or at such other place as Landlord may designate from time to time. Tenant’s obligation to pay Base Monthly Rent and Tenant’s Share of Common Operating Expenses shall be prorated at the commencement and expiration of the Lease Term.

3.4 Late Charge and Interest on Rent in Default. If any Base Monthly Rent or Additional Rent is not received by Landlord from Tenant within five (5) days after the due date for such payment, then Tenant shall immediately pay to Landlord a late charge equal to four percent (4%) of such delinquent Rent as liquidated damages for Tenant’s failure to make timely payment. In no event shall this provision for a late charge be deemed to grant to Tenant a grace period or extension of time within which to pay any Rent or prevent Landlord from exercising any right or remedy available to Landlord upon Tenant’s failure to pay any Rent due under this Lease in a timely fashion. If any Rent remains delinquent for a period in excess of thirty (30) days then, in addition to such late charge, Tenant shall pay to Landlord interest on any Rent that is not paid when due at the Agreed Interest Rate following the date such amount became due until paid.

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3.5 Security Deposit. Upon signing this Lease, Tenant shall pay to Landlord a cash Security Deposit in the amount specified in the Summary. The Security Deposit shall be held by Landlord as security for the performance by Tenant of all its obligations under this Lease. If an Event of Tenant’s Default has occurred and is continuing, Landlord, without notice to Tenant, may (but shall not be obligated to) use, apply or retain all or any portion of the Security Deposit for the payment of any Rent or for the payment of any other amounts expended or incurred by Landlord by reason of the Event of Tenant’s Default, or to compensate Landlord for any loss or damage which Landlord may incur thereby, including, without limitation, prospective damages and damages recoverable pursuant to California Civil Code Section 1951.2. Exercise by Landlord of its rights hereunder shall not constitute a waiver of, or relieve Tenant from any liability for, Tenant’s failure to perform hereunder. If Landlord so uses or applies all or any portion of the Security Deposit, Tenant shall, within ten (10) days after demand by Landlord, deposit cash with Landlord in an amount sufficient to restore the Security Deposit to its full amount. Tenant waives the provisions of California Civil Code Section 1950.7, or any similar or successor laws now or hereinafter in effect, to the extent that they restrict Landlord’s use or application of the Security Deposit, or that provide specific time periods for the return of the Security Deposit. Without limiting the generality of the foregoing, Tenant expressly agrees that if Landlord terminates this Lease due to an Event of Tenant’s Default or if Tenant terminates this Lease in a bankruptcy proceeding, Landlord shall be entitled to hold the Security Deposit until the amount of damages recoverable pursuant to California Civil Code Section 1951.2 is finally determined. Except as provided above, the Security Deposit, or so much thereof as has not been applied by Landlord in accordance with this Section 3.5, shall be returned, without interest, to Tenant (or, at Landlord’s option, to the last assignee, if any, of Tenant’s interest under this Lease) within thirty (30) days after the later of (i) the expiration of the Term or earlier termination of this Lease and (ii) Tenant’s vacation of the Premises in the condition specified by this Lease. Landlord’s receipt and retention of the Security Deposit shall not create any trust or fiduciary relationship between Landlord and Tenant, and Landlord need not keep the Security Deposit separate from its general accounts. Landlord’s return of the Security Deposit or any part thereof shall not be construed as an admission that Tenant has performed all of its obligations under this Lease. Upon termination of the original Landlord’s (or any successor landlord’s) interest in this Lease, the original Landlord (or such successor landlord) shall be released from further liability with respect to the Security Deposit, but only if the original Landlord (or such successor landlord) has complied with California Civil Code Section 1950.7, or successor statute.

If no Event of Tenant’s Default by Tenant under this Lease has occurred prior to the date that is the last day of the twentieth (20th) month following the Commencement Date (the “Reduction Date”), the cash Security Deposit shall be reduced to the amount of Ninety Two Thousand One Hundred Sixty Dollars ($92,160.00) and Landlord shall deliver the amount of the reduction (i.e., Ninety Two Thousand One Hundred Sixty Dollars ($92,160.00)) to Tenant within thirty (30) days after the Reduction Date.

4.	Use of Premises.

4.1 Limitation on Use. Tenant shall use the Premises solely for the Permitted Use specified in the Summary. Tenant shall not do anything in or about the Premises which will (i) cause structural damage to the Building, or (ii) cause damage to any part of the Building

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except to the extent reasonably necessary for the installation of Tenant’s Trade Fixtures and Tenant’s Alterations, and then only in a manner which has been first approved by Landlord in writing, such approval not to be unreasonably withheld, provided that no such approval shall be required if such Tenant’s Alterations constitute Tenant’s Permitted Alterations. Tenant shall not operate any equipment within the Premises which will (i) materially damage the Building or the Common Area, (ii) overload existing electrical systems or other mechanical equipment servicing the Building, (iii) impair the efficient operation of the sprinkler system or the heating, ventilating or air conditioning (“HVAC”) equipment within or servicing the Building, or (iv) damage, overload or corrode the sanitary sewer system. Tenant shall not attach, hang or suspend anything from the ceiling, roof, walls or columns of the Building or set any load on the floor in excess of the load limits for which such items were designed, nor operate hard wheel forklifts within the Premises. Any dust, fumes, or waste products generated by Tenant’s use of the Premises shall be contained and disposed so that they do not (i) create an unreasonable fire or health hazard, (ii) damage the Premises, or (iii) result in the violation of any Law. Except as approved by Landlord, Tenant shall not change the exterior of the Building or install any equipment or antennas (except as permitted by Section 4.7) on or make any penetrations of the floor slab (as any such floor slab penetrations require special review under Landlord’s Intrusive Earthwork Guidance Plan) or penetration of exterior walls or roof of the Building. Tenant shall not commit any waste in or about the Premises, and Tenant shall keep the Premises in a neat, clean, attractive and orderly condition, free of any nuisances. If Landlord designates a standard window covering for use throughout the Building, Tenant shall use this standard window covering to cover all windows in the Premises. Tenant shall not conduct on any portion of the Premises or the Project any sale of any kind, including any public or private auction, fire sale, going-out-of-business sale, distress sale or other liquidation sale.

4.2 Compliance with Regulations. Tenant shall not use the Premises in any manner which violates any Laws or Private Restrictions which affect the Premises. Tenant shall abide by and promptly observe and comply with all Laws or Private Restrictions relating to its use of the Premises or the operation of its business at the Premises. Tenant shall not use the Premises in any manner which will cause a cancellation of any insurance policy covering Tenant’s Alterations or any improvements installed by Landlord at its expense or which poses an unreasonable risk of damage or injury to the Premises. Tenant shall not sell, or permit to be kept, used, or sold in or about the Premises any article which may be prohibited by the standard form of fire insurance policy. Tenant shall comply with all reasonable requirements of any insurance company, insurance underwriter, or Board of Fire Underwriters which are necessary to maintain the insurance coverage carried by either Landlord or Tenant pursuant to this Lease.

4.3 Outside Areas. No materials, supplies, tanks or containers, equipment, finished products or semi-finished products, raw materials, inoperable vehicles or articles of any nature shall be stored upon or permitted to remain outside of the Premises except in areas outside the Building which have been designed for such purpose and have been approved in writing by Landlord for such use by Tenant. To the extent that Tenant’s approved use of any outside areas requires use of any parking spaces, such spaces shall be deducted from the number of Tenant’s Allocated Parking Stalls specified in the Summary.

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4.4 Signs. Tenant shall have the right to install, at Tenant’s cost, certain signs on the Building to the extent described in the Work Letter (including, without limitation, the exhibits thereto). It is understood that Tenant shall be responsible, at its cost, to prepare its submittal for signage approvals from the City planning department and City building department (with Landlord and its architect agreeing to cooperate with Tenant in such effort, at no additional cost to Landlord, and with Tenant, in turn, agreeing to cooperate with Landlord and its architect in such effort); provided, however, (a) Landlord shall actually submit Tenant’s submittal for approvals from the City planning department in conjunction with Landlord’s submittals for approval of the Phase 3 Improvements provided that Landlord is not required to delay its submittals for approval of the Phase 3 Improvements as a result; (b) Tenant shall cooperate with all changes requested by the City so as not to delay the approvals of the Phase 3 Improvements; and (c) in all other respects, Tenant shall be responsible for all other obligations related to Tenant’s signage, including obtaining all building permits, fabrication of the signs, installation and maintenance, and all associated costs. In addition, Tenant shall be granted non-exclusive use of the existing monument sign nearest the Premises, subject to Landlord’s review and approval, which shall not be unreasonably withheld. Tenant may place any signs that it wishes within the lobby or other interior portions of the Premises so long as such signs comply with applicable Laws and comply with Landlord’s sign criteria attached as Exhibit F. Except as provided in the preceding sentence, Tenant shall not place on any portion of the Premises any sign, placard, lettering in or on windows, banner, displays or other advertising or communicative material which is visible from the exterior of the Building without the prior written approval of Landlord. All such approved signs shall strictly conform to all Laws, Private Restrictions, and Landlord’s sign criteria attached as Exhibit F, and shall be installed at the expense of Tenant. Tenant shall maintain such signs in good condition and repair.

4.5 Parking. Tenant is allocated and shall have the non-exclusive right to use not more than the number of Tenant’s Allocated Parking Stalls contained within the Project described in the Summary for its use and the use of Tenant’s Agents, the location of which may be designated from time to time by Landlord. Landlord agrees that Tenant may mark five (5) of the parking spaces that are located directly in front of the Premises as “reserved” for Tenant’s visitor parking, subject to the understanding that those spaces are included in the number of Tenant’s Allocated Parking Stalls to which Tenant is otherwise entitled under this Lease. Tenant shall not at any time use more parking spaces than the number so allocated to Tenant or park its vehicles or the vehicles of others in any portion of the Project not designated by Landlord as a non-exclusive parking area. Tenant shall not have the exclusive right to use any specific parking space. If Landlord grants to any other tenant the exclusive right to use any particular parking space(s), Tenant shall not use such spaces, provided that Landlord shall not grant exclusive parking rights to any other tenant in any portion of the parking facilities located within fifty feet of the footprint of the Building. Landlord reserves the right, after having given Tenant reasonable notice, to have any vehicles owned by Tenant or Tenant’s Agents utilizing parking spaces in excess of the parking spaces allowed for Tenant’s use to be towed away at Tenant’s cost. All trucks and delivery vehicles shall be (i) parked in the loading areas at the side of the Building, (ii) loaded and unloaded in a manner which does not interfere with the business of other occupants of the Project, and (iii) permitted to remain on the Project only so long as is reasonably necessary to complete loading and unloading. In the event Landlord elects or is required by any Law to limit or control parking in the Project, whether by validation of parking

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tickets or any other method of assessment, Tenant agrees to participate in such validation or assessment program under such reasonable rules and regulations as are from time to time established by Landlord. Landlord shall have no obligation to monitor or enforce any rules regarding the use of parking stalls in the Project.

4.6 Rules and Regulations. Landlord may from time to time promulgate reasonable and nondiscriminatory rules and regulations applicable to all occupants of the Project for the care and orderly management of the Project and the safety of its tenants and invitees. Any such rules and regulations promulgated shall be reasonable and shall not materially interfere with Tenant’s access to the Premises or the operation of its business at the Premises. Such rules and regulations shall be binding upon Tenant thirty (30) days after delivery of a copy thereof to Tenant, and Tenant agrees to abide by such rules and regulations. If there is a conflict between the rules and regulations and any of the provisions of this Lease, the provisions of this Lease shall prevail. Landlord shall not be responsible for the violation by any other tenant of the Project of any such rules and regulations, but Landlord shall use commercially reasonable efforts to enforce such rules and regulations if any other tenant is in violation thereof (without requiring the initiation of legal action).

4.7 Emergency Power. Landlord acknowledges that Tenant has notified Landlord that Tenant, at Tenant’s sole expense, may wish (a) to install, use and maintain an uninterrupted power source (the “UPS”) in the Premises, (b) to install a separate generator (including a building pad and related lines and equipment) (collectively, the “New Generator”) and an additional above ground fuel tank serving the New Generator (the “New Tank”) on the Project, during the Term of this Lease, in a location or locations mutually acceptable to Landlord and Tenant and subject to strict compliance with all applicable Laws. Tenant shall submit its detailed request for approval of the installation of the UPS in accordance with the Alterations provisions of this Lease. Although the provisions of this Lease regarding Alterations otherwise apply only to Alterations within the Premises, Landlord also agrees to review Tenant’s request for any such installation in accordance with such provisions. The UPS, the New Generator and the New Tank are collectively referred to as the “Backup Power Facilities.” Tenant shall be solely responsible for obtaining and maintaining all necessary governmental and regulatory approvals and for the cost of operating, maintaining the Backup Power Facilities. Tenant shall not operate the Backup Power Facilities until Tenant has obtained Landlord’s written approval in accordance with the provisions of this Lease regarding Alterations and submitted to Landlord copies of all required governmental permits, licenses and authorizations necessary for the operation of the Backup Power Facilities, if any. In addition to, and without limiting Tenant’s obligations under this Lease, Tenant shall comply with all applicable environmental and fire prevention Laws pertaining to Tenant’s use of the Backup Power Facilities. Additional terms and conditions may be included as a condition of Landlord’s approval of the specific Backup Power Facilities proposed by Tenant.

5.	Trade Fixtures and Alterations.

5.1 Trade Fixtures. Throughout the Lease Term, Tenant may provide and install, and shall maintain in good condition, any Trade Fixtures required in the conduct of its business in the Premises. All Trade Fixtures shall remain Tenant’s property.

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5.2 Tenant’s Alterations. Construction by Tenant of Tenant’s Alterations shall be governed by the following:

A. Tenant shall not construct any Tenant’s Alterations or otherwise alter the Premises without Landlord’s prior written approval. Notwithstanding the preceding sentence or any other provision of this Lease to the contrary, Tenant shall be entitled to make Tenant’s Permitted Alterations in the Premises without Landlord’s approval, but with prior notification to Landlord. Before commencing construction of any of Tenant’s Permitted Alterations, Tenant shall submit to Landlord such documentation as Landlord may reasonably require to determine whether Tenant’s proposed Alterations qualify as Tenant’s Permitted Alterations; Tenant’s Permitted Alterations shall otherwise comply with the provisions of this Section 5.2. All references in this Lease to “Tenant’s Alterations” or “Alterations” shall mean and include Tenant’s Permitted Alterations, unless specified to the contrary. In the event Landlord’s approval for any Tenant’s Alterations is required, then the following shall occur: (i) Tenant shall not construct any Tenant’s Alterations until Landlord has approved in writing the plans and specifications therefor, and such Tenant’s Alterations shall be constructed substantially in compliance with such approved plans and specifications by a licensed contractor first approved by Landlord, and (ii) Tenant shall pay to Landlord on demand all reasonable costs and expenses reasonably incurred by Landlord in connection with the review of such plans and specifications, which shall be limited only to reasonable costs and expenses reasonably incurred by Landlord to consult with engineers, architects, environmental and other technical consultants on environmental and technical matters relating to the proposed Alterations and reasonable attorney fees in connection therewith and shall not involve a separate administrative, management or supervision fee or charge. In regard to the immediately preceding clause (i), with respect to any Tenant Alterations requiring Landlord’s approval. Tenant shall prepare and deliver to Landlord for Landlord’s approval preliminary plans and specifications for the proposed Alterations. Within ten (10) business days after receipt thereof, Landlord shall approve such plans (noting any conditions to Landlord’s approval thereof) or deliver to Tenant its specific written objections to such plans. Landlord shall not unreasonably withhold its approval of the preliminary plans and specifications submitted by Tenant. If Landlord so disapproves such plans, then the parties shall confer and negotiate in good faith as expeditiously as reasonably possible to reach agreement on the preliminary plans and specifications. As soon as the preliminary plans and specifications are approved by both Landlord and Tenant, Tenant shall prepare final plans, specifications and working drawings for the proposed Tenant’s Alterations that are consistent with the preliminary plans and specifications approved by the parties. As soon as such final plans, specifications and working drawings are completed, Tenant shall deliver the same to Landlord for its approval, which shall not be unreasonably withheld. If Landlord does not respond within ten (10) business days after receipt of such final plans with either its written approval thereof (noting any conditions to Landlord’s approval thereof) or its specific written objections thereto, such final plans shall be deemed approved. In all events, the parties shall use their commercially reasonable efforts to reach agreement so that such plans may be submitted for governmental approval as soon as reasonably practicable. As soon as approved by Landlord and Tenant, each of whose approval shall not be unreasonably withheld, Tenant shall submit such final plans, specifications and working drawings to all appropriate governmental agencies for approval. All of Tenant’s Alterations constructed by Tenant shall be constructed by a licensed contractor in accordance with all Laws using new materials of good quality.

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B. Tenant shall not commence construction of any Tenant’s Alterations until (i) all required governmental approvals and permits have been obtained, (ii) all requirements regarding insurance imposed by this Lease have been satisfied, (iii) Tenant has given Landlord at least five (5) days’ prior written notice of its intention to commence such construction, and (iv) if reasonably requested by Landlord, and if the cost of the work of improvement will exceed One Hundred Thousand Dollars ($100,000), Tenant has obtained contingent liability and broad form builders’ risk insurance in an amount reasonably satisfactory to Landlord if there are any perils relating to the proposed construction not covered by Tenant’s insurance carried pursuant to Article 9.

C. All Tenant’s Alterations shall be constructed at Tenant’s sole expense and remain the property of Tenant during the Lease Term but shall not be altered or removed from the Premises. At the expiration or sooner termination of the Lease Term, all Tenant’s Alterations shall be surrendered to Landlord as part of the realty and shall then become Landlord’s property, and Landlord shall have no obligation to reimburse Tenant for all or any portion of the value or cost thereof; provided, however, that if Landlord requires Tenant to remove any Tenant’s Alterations, Tenant shall so remove such Tenant’s Alterations prior to the expiration or sooner termination of the Lease Term. Notwithstanding the foregoing, Tenant shall not be obligated to remove any Tenant’s Alterations with respect to which the following is true: (i) Tenant was required, or elected, to obtain the approval of Landlord to the installation of the Tenant’s Alteration in question; and (ii) at the time Landlord granted its approval, it did not inform Tenant that it would require Tenant to remove such Tenant’s Alteration at the expiration of the Lease Term.

5.3 Alterations Required by Law. Tenant shall make any alteration, addition or change of any sort to the Premises that is required by any Law because of (i) Tenant’s particular use or change of use of the Premises; (ii) Tenant’s application for any permit or governmental approval; or (iii) Tenant’s construction or installation of any Tenant’s Alterations or Trade Fixtures. Any other alteration, addition, or change required by Law which is not the responsibility of Tenant pursuant to the foregoing shall be made by Landlord (subject to Landlord’s right to reimbursement from Tenant specified in Section 5.4).

5.4 Amortization of Certain Capital Improvements. Tenant shall pay Additional Rent in the event Landlord reasonably elects or is required to make any of the following kinds of capital improvements to the Project and the cost thereof is not reimbursable as a Common Operating Expense: (i) capital improvements required to be constructed in order to comply with any Law (excluding any Hazardous Materials Law) not in effect or applicable to the Project as of the Commencement Date; (ii) modification of existing or construction of additional capital improvements or building service equipment for the purpose of reducing the consumption of utility services or Common Operating Expenses of the Project; (iii) replacement of capital improvements or building service equipment existing as of the Commencement Date when required because of normal wear and tear (provided that the cost of any such replacements shall be borne solely by Landlord if required during the Warranty Period). The amount of Additional Rent Tenant is to pay with respect to each such capital improvement shall be determined as follows:

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A. Subject to any limitations set forth elsewhere in this Lease, all costs paid by Landlord to construct such improvements (including financing costs) shall be amortized over the useful life of such improvement (as reasonably determined by Landlord in accordance with generally accepted accounting principles) with interest on the unamortized balance at the then prevailing market rate Landlord would pay if it borrowed funds to construct such improvements from an institutional lender (but not to exceed the Agreed Interest Rate), and Landlord shall inform Tenant of the monthly amortization payment required to so amortize such costs, and shall also provide Tenant with the information upon which such determination is made.

B. As Additional Rent, Tenant shall pay at the same time the Base Monthly Rent is due an amount equal to Tenant’s Share of that portion of such monthly amortization payment fairly allocable to the Building (as reasonably determined by Landlord) for each month after such improvements are completed until the first to occur of (i) the expiration of the Lease Term (as it may be extended), or (ii) the end of the term over which such costs were amortized.

5.5 Mechanic’s Liens. Tenant shall keep the Project free from any liens and shall pay when due all bills arising out of any work performed, materials furnished, or obligations incurred by Tenant or Tenant’s Agents relating to the Project, provided that if any claim of lien is recorded (except those caused by Landlord or Landlord’s Agents), Tenant may contest such lien in good faith provided that Tenant shall also be required to bond against or discharge the same within thirty (30) days after the same has been recorded against the Project. Should any lien be filed against the Project or any action be commenced affecting title to the Project, the party receiving notice of such lien or action shall immediately give the other party written notice thereof.

5.6 Taxes on Tenant’s Property. Tenant shall pay before delinquency any and all taxes, assessments, license fees and public charges levied, assessed or imposed against Tenant or Tenant’s estate in this Lease or the property of Tenant situated within the Premises which become due during the Lease Term. If any tax or other charge is assessed by any governmental agency because of the execution of this Lease, such tax shall be paid by Tenant. On demand by Landlord, Tenant shall furnish Landlord with satisfactory evidence of these payments.

6.	Repair and Maintenance.

6.1 Tenant’s Obligation to Maintain. Except as otherwise provided in Section 6.2, Section 11.1, and Section 12.3, Tenant shall be responsible for the following during the Lease Term:

A. Tenant shall clean and maintain in good order, condition, and repair and replace when necessary the interior portions of the Premises and every part thereof, through regular inspections and servicing, including, but not limited to: (i) all plumbing and sewage facilities (including all sinks, toilets, faucets and drains, but excluding the ducts, pipes, vents or other parts of the HVAC system); (ii) all fixtures, interior walls, floors, carpets and

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ceilings; (iii) all windows, doors, entrances, plate glass, showcases and skylights (including cleaning both interior and exterior surfaces); and (iv) all electrical facilities and all equipment (including all lighting fixtures, lamps, bulbs, tubes, fans, vents, exhaust equipment and systems).

B. With respect to utility facilities serving the Premises (including electrical wiring and conduits, gas lines, water pipes, and plumbing and sewage fixtures and pipes), Tenant shall be responsible for the maintenance and repair of any such facilities to the extent located in the Premises (provided that Tenant shall not be required or permitted to repair any lines or other systems or equipment located beneath the slab of the Building). Tenant shall replace any damaged or broken glass in the Premises (including all interior and exterior doors and windows) with glass of the same kind, size and quality. Tenant shall repair any damage to the Premises (including exterior doors and windows) caused by vandalism or any unauthorized entry.

C. Tenant shall maintain continuously throughout the Lease Term a service contract for the washing of all windows (both interior and exterior surfaces) in the Premises with a contractor approved by Landlord, which contract provides for the periodic washing of all such windows at least once every six (6) months during the Lease Term. Tenant shall furnish Landlord with copies of all such service contracts, which shall provide that they may not be canceled or changed without at least thirty (30) days’ prior written notice to Landlord.

D. All repairs and replacements required of Tenant shall be promptly made with new materials of like kind and quality. If the work affects the structural parts of the Building or if the estimated cost of any item of repair or replacement is in excess of the Permitted Tenant’s Alterations Limit, then Tenant shall first obtain Landlord’s written approval of the scope of the work, plans therefor, materials to be used, and the contractor.

6.2 Landlord’s Obligation to Maintain.

A. Landlord shall repair and maintain Structural Components of the Building (as defined below), and repair, maintain and operate the Common Areas, so that the all of the foregoing are kept in good order and repair. As used herein, “Structural Components of the Building” means the structure of the Building, the structural elements and support systems of the roof, foundation, footings, floor slab, and the load bearing walls and exterior walls of the Building. Landlord’s maintenance and repair of the Structural Components of the Building (other than roof membrane and exterior paint) shall be at Landlord’s sole cost and shall not constitute Common Operating Expenses; all other costs incurred by Landlord in performing repair and maintenance obligations under this Lease shall be deemed to be “Common Operating Expenses” pursuant to Section 8.2 of this Lease unless expressly excluded therefrom in Section 2.2(b) or Section 8.2. Landlord shall not be responsible for repairs required by an accident, fire or other Peril or for damage caused to any part of the Project by any act or omission of Tenant or Tenant’s Agents except as otherwise required by Article 11. Landlord may engage contractors of its choice to perform the obligations required of it by this Article, and the necessity of any expenditure to perform such obligations shall be at the sole discretion of Landlord.

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B. Landlord shall also (i) maintain, repair and replace when necessary base Building systems, components and equipment of the Building, including without limitation all H VAC equipment which services the Premises, and shall keep the same in good condition through regular inspection and servicing, and (ii) maintain continuously throughout the Lease Term a service contract for the maintenance of all such HVAC equipment with a licensed HVAC repair and maintenance contractor, which contract shall provide for the periodic inspection and servicing of the HVAC equipment at least once every ninety (90) days during the Lease Term.

C. Landlord shall also maintain, repair and replace (i) those items that are identified in Section 6.1 above as specifically excluded from Tenant’s obligations thereunder, (ii) lines or other systems or equipment that are part of utility facilities serving the Premises and are located beneath the slab of the Building, and (iii) automatic fire extinguisher equipment in the Premises.

6.3 Control of Common Area. Landlord shall at all times have exclusive control of the Common Area. Landlord shall have the right, without the same constituting an actual or constructive eviction and without entitling Tenant to any abatement of rent, to: (i) close any part of the Common Area to whatever extent required in the opinion of Landlord’s counsel to prevent a dedication thereof or the accrual of any prescriptive rights therein; (ii) temporarily close the Common Area to perform maintenance or repairs or for such other commercially reasonable purposes as reasonably determined by Landlord in connection with operation and management of the Project; (iii) change the shape, size, location and extent of the Common Area: (iv) eliminate from or add to the Project any land or improvements, including multi-deck parking structures (without affecting Tenant’s parking rights hereunder); (v) make changes to the Common Area including, without limitation, changes in the location of driveways, entrances, passageways, doors and doorways, elevators, stairs, restrooms, exits, parking spaces, parking areas, sidewalks or the direction of the flow of traffic and the site of the Common Area; (vi) remove unauthorized persons from the Project; and/or (vii) change the name or address of the Building or Project. Notwithstanding the foregoing, Landlord shall not undertake any of the changes or activities referred to above if such changes or activities will unreasonably interfere with or reduce Tenant’s access to the Project or the parking facilities or otherwise unreasonably and materially interfere with Tenant’s operations at the Premises, other than on a temporary basis. Tenant shall keep the Common Area clear of all obstructions created or permitted by Tenant. If in the opinion of Landlord unauthorized persons are using any of the Common Area by reason of the presence of Tenant in the Building, Tenant, upon demand of Landlord, shall restrain such unauthorized use by appropriate proceedings. In exercising any such rights regarding the Common Area, (i) Landlord shall make a reasonable effort to minimize any disruption to Tenant’s business, and (ii) Landlord shall not exercise its rights to control the Common Area in a manner that would materially interfere with Tenant’s use of the Premises without first obtaining Tenant’s consent. Landlord shall have no obligation to provide guard services or other security measures for the benefit of the Project. Tenant assumes all responsibility for the protection of Tenant and Tenant’s Agents from acts of third parties; provided, however, that nothing contained herein shall prevent Landlord, as its sole option, from providing security measures for the Project.

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6.4 Method of Work. Except in the event of Emergency or other repairs not reasonably anticipated by Landlord, it Landlord desires to do any work (tor maintenance or repairs or otherwise) that would require an interruption of power or any other utility to the Premises, the following requirements shall apply: (1) Landlord shall give Tenant not less than ten (10) days advance written notice of such planned work, (2) such work may only occur during times reasonably approved by Tenant (and the parties agree it shall be reasonable for Tenant to require that such work occur outside of normal business hours, which for the purposes hereof, are deemed to be 8:00 a.m. through 6:00 p.m., on Business Days), and (3) in the case of a power interruption that is expected to last for four (4) hours or more, if requested by Tenant, Landlord shall provide a source of back-up power for the Premises to allow Tenant to continue its normal business operations during such interruption.

7.	Waste Disposal and Utilities.

7.1 Waste Disposal. Tenant shall store its waste either inside the Premises or within outside trash enclosures that are fully fenced and screened in compliance with all Private Restrictions, and designed for such purpose. All entrances to such outside trash enclosures shall be kept closed, and waste shall be stored in such manner as not to be visible from the exterior of such outside enclosures. Tenant shall cause all of its waste to be regularly removed from the Premises at Tenant’s sole cost. Tenant shall keep all fire corridors and mechanical equipment rooms in the Premises free and clear of all obstructions at all times.

7.2 Hazardous Materials. Landlord and Tenant agree as follows with respect to the existence or use of Hazardous Materials on the Project:

A. Any handling, transportation, storage, treatment, disposal or use of Hazardous Materials by Tenant and Tenant’s Agents after the Effective Date in or about the Project shall strictly comply with all applicable Hazardous Materials Laws. Tenant shall indemnify, defend upon demand with counsel reasonably acceptable to Landlord, and hold harmless Landlord from and against any Claims which result from or arise in any manner whatsoever out of the use, storage, treatment, transportation, release, or disposal of Hazardous Materials on or about the Project by Tenant or Tenant’s Agents after the Effective Date.

B. If the presence of Hazardous Materials on the Project caused or permitted by Tenant or Tenant’s Agents after the Effective Date results in contamination or deterioration of water or soil resulting in a level of contamination greater than the levels established as acceptable by any governmental agency having jurisdiction over such contamination, then Tenant shall promptly take any and all action necessary to investigate and remediate such contamination if required by Law or as a condition to the issuance or continuing effectiveness of any governmental approval which relates to the use of the Project or any part thereof. Tenant shall further be solely responsible for, and shall defend, indemnify and hold Landlord and its Agents harmless from and against all Claims arising out of or in connection with any investigation and remediation required hereunder to return the Project to its condition existing prior to the appearance of such Hazardous Materials.

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C. Landlord and Tenant shall each give written notice to the other as soon as reasonably practicable of (i) any communication received from any governmental authority concerning Hazardous Materials which relates to the Project, and (ii) any contamination of the Project by Hazardous Materials which constitutes a violation of any Hazardous Materials Law. Tenant may use small quantities of chemicals used in normal office operations such as adhesives, lubricants, solder, batteries, and cleaning fluids in order to conduct its business at the Premises and such other Hazardous Materials as are necessary for the operation of Tenant’s business of which Landlord receives notice prior to such Hazardous Materials being brought onto the Premises and which Landlord consents in writing may be brought onto the Premises. At any time during the Lease Term, Tenant shall, within five business days after written request therefor received from Landlord, disclose in writing all Hazardous Materials that are being used by Tenant on the Project, the nature of such use, and the manner of storage and disposal.

D. Landlord may cause testing wells to be installed on the Project outside of the Building, and may cause the ground water to be tested to detect the presence of Hazardous Materials by the use of such tests as are then customarily used for such purposes. If Tenant so requests, Landlord shall supply Tenant with copies of such test results. The cost of such tests and the installation, maintenance, repair and replacement of such wells shall be paid by Tenant if such tests disclose the existence of facts which give rise to liability of Tenant pursuant to its indemnity given in Section 7.2A and/or Section 7.2B.

E. As used herein, the term “Hazardous Materials” means petroleum, asbestos, polychlorinated biphenyls, radioactive materials, radon gas, or any chemical, material or substance now or hereafter defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “pollutants,” “contaminants,” “extremely hazardous waste,” “restricted hazardous waste” or “toxic substances,” or words of similar import, under any Hazardous Materials Laws.

F. Notwithstanding anything in this Lease to the contrary, Tenant shall not be liable for any cost or expense (whether as Common Operating Expenses or otherwise) related to removal, cleaning, abatement or remediation of Hazardous Materials existing in or at the Premises or the Project unless such materials have been used, stored, treated, transported, released or disposed by Tenant or Tenant’s Agents or Tenant has failed to comply with any O&M plan promulgated by Landlord’s environmental consultant after a copy of such plan is delivered to Tenant. Landlord shall indemnify and hold Tenant harmless from any and all Claims as a result of the presence of any asbestos, PCBs, lead or other Hazardous Materials as of the Date of this Lease in the Premises or the Building in violation of Hazardous Materials Laws; provided, however, that Landlord shall have no obligation to indemnify and hold Tenant harmless under this Section 7.2F to the extent any Claims result from Tenant’s failure to comply with its obligations under this Section 7.2, Tenant’s failure to comply with Laws in connection with the construction of any Alterations, or Tenant’s failure to comply with any O&M plan promulgated by Landlord’s environmental consultant pertaining to Hazardous Materials in connection with any Alterations voluntarily performed by Tenant.

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G. The obligations of Landlord and Tenant under this Section 7.2 shall survive the expiration or earlier termination of the Lease Term. The rights and obligations of Landlord and Tenant with respect to issues relating to Hazardous Materials are exclusively established by this Section 7.2. In the event of any inconsistency between any other part of this Lease and this Section 7.2, the terms of this Section 7.2 shall control.

7.3 Utilities. Tenant shall promptly pay, as the same become due, all charges for water, gas, electricity, telephone, sewer service, waste pick-up and any other utilities, materials or services furnished directly to or used by Tenant on or about the Premises during the Lease Term, including, without limitation, (i) meter, use and/or connection fees, hook-up fees or standby fee (excluding any connection fees or hook-up fees which relate to making the existing electrical, gas, and water service available to the Premises as of the Commencement Date), and (ii) penalties for discontinued or interrupted service. However, if Landlord determines that Tenant is using a disproportionate amount of any utility service not separately metered, then Landlord at its election may (i) periodically charge Tenant, as Additional Rent, a sum equal to Landlord’s reasonable estimate of the cost of Tenant’s excess use of such utility service, or (ii) install a separate meter (at Tenant’s expense) to measure the utility service supplied to the Premises.

7.4 Compliance with Governmental Regulations. Landlord and Tenant shall comply with all rules, regulations and requirements promulgated by national, state or local governmental agencies or utility suppliers concerning the use of utility services, including any rationing, limitation or other control. Tenant shall not be entitled to terminate this Lease nor to any abatement in rent by reason of such compliance.

8.	Common Operating Expenses.

8.1 Tenant’s Obligation to Reimburse. As Additional Rent, Tenant shall pay Tenant’s Share (specified in the Summary) of all Common Operating Expenses. More specifically, because the Project contains more than one building, Tenant shall pay Tenant’s Share of all Common Operating Expenses fairly allocable to the Building, including (i) all Common Operating Expenses paid with respect to the maintenance, repair, replacement and use of the Building, and (ii) a proportionate share (based on the Building Gross Leasable Area as a percentage of the Project Gross Leasable Area) of all Common Operating Expenses which relate to the Project in general and are not fairly allocable to any one building that is part of the Project. Tenant shall pay such share of the actual Common Operating Expenses incurred or paid by Landlord but not theretofore billed to Tenant within thirty (30) days after receipt of a written bill therefor from Landlord, together with a reasonable description of the amounts reflected on the bill, the calculation of Tenant’s Share, and, if requested by Tenant, copies of any invoices or other documents reflecting the amounts paid by Landlord, on such periodic basis as Landlord shall designate, but in no event more frequently than once a month. Alternatively, Landlord may require that Tenant pay Tenant’s Share of Common Operating Expenses in advance in estimated monthly installments, in accordance with the following: (i) Landlord shall deliver to Tenant Landlord’s reasonable estimate of the Common Operating Expenses it anticipates will be paid or incurred for the Landlord’s fiscal year in question; (ii) during such Landlord’s fiscal year Tenant shall pay such share of the estimated Common Operating Expenses in advance in monthly

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installments as required by Landlord and such payments shall be due with the installments of Base Monthly Rent; and (iii) within ninety (90) days after the end of each Landlord’s fiscal year, or as soon as reasonably practicable thereafter, Landlord shall furnish to Tenant a statement in reasonable detail of the actual Common Operating Expenses paid or incurred by Landlord during the just ended Landlord’s fiscal year and thereupon there shall be an adjustment between Landlord and Tenant, with payment to Landlord or credit by Landlord against the next installment of Additional Rent (or with payment to Tenant in cash if no further installments of Additional Rent are due), as the case may require, within thirty (30) days after delivery by Landlord to Tenant of said statement, so that Landlord shall receive the entire amount of Tenant’s Share of all Common Operating Expenses for such Landlord’s fiscal year and no more. If Tenant disputes or questions any component or amount of Common Operating Expenses as shown on Landlord’s statement, Landlord shall, within thirty (30) days of Tenant’s request therefor, provide Tenant with a copy of supporting documentation substantiating such components or amounts. If Tenant is not satisfied with Landlord’s statement, Tenant or Tenant’s certified public accountant shall have the right to inspect Landlord’s books and records for Common Operating Expenses within one hundred eighty (180) days after receipt of Landlord’s statement on not less than five (5) business days’ prior written notice to Landlord for the calendar year pertaining to the year for which the Landlord’s statement pertains. The results of any such inspection shall be kept strictly confidential by Tenant and its certified public accountant, and Tenant and its certified public accountant must agree in their contract for such services, to such confidentiality restrictions and shall specifically agree that the results shall not be made available to any third parties or any other tenant of the Project. Unless Tenant sends to Landlord any written exception to Landlord’s statement of Common Operating Expenses within such one hundred eighty (180) day period, such statement shall be deemed final and accepted by Tenant and shall be binding on both Tenant and Landlord (except as it pertains to Real Property Taxes). If such inspection reveals the amount of Common Operating Expenses for the Project has been overstated by more than four percent (4%) of such amounts, Landlord shall be responsible for the reasonable cost of any inspection undertaken by the Accountant on Tenant’s behalf, not to exceed Three Thousand Dollars ($3,000.00).

8.2 Common Operating Expenses Defined. The term “Common Operating Expenses” shall mean the following:

A. All costs and expenses paid or incurred by Landlord in the ownership, management, repair, maintenance and operation of the Project, including, but not limited to, the following: (i) maintaining, cleaning, repairing and resurfacing the roof (including repair of leaks) and the exterior surfaces (including painting) of the Building; (ii) maintenance of the liability, fire and property damage insurance and any other insurance covering the Project carried by Landlord (including the prepayment of premiums for coverage of up to one year); (iii) maintaining, repairing, operating and replacing when necessary HVAC equipment, utility facilities and other building service equipment servicing the Building; (iv) providing utilities to the Common Area (including lighting, trash removal and water for landscaping irrigation); (v) complying with all applicable Laws and Private Restrictions; (vi) operating, maintaining, repairing, cleaning, painting, restriping and resurfacing the Common Area; (vii) replacement or installation of lighting fixtures, directional or other signs and signals, irrigation systems, trees, shrubs, ground cover and other plant materials, and all landscaping in the Common Area; and

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(viii) providing security (if and to the extent such security services are provided by Landlord; provided however that Landlord shall have no obligation to provide any security services or measures for the benefit of the Project);

B. The following costs: (i) Real Property Taxes as defined in Section 8.3; (ii) the amount of any “deductible” paid by Landlord with respect to damage caused by any Insured Peril provided that Tenant’s Share of any such deductible shall not exceed $5,000 per occurrence; (iii) the cost to repair damage caused by an Uninsured Peril up to a maximum amount in any twelve (12) month period equal to two percent (2%) of the replacement cost of the buildings or other improvements damaged provided that Tenant’s Share thereof shall not exceed $5,000 per occurrence; (iv) legal, accounting and other professional service for the Project, including costs, fees and expenses of contesting the validity or applicability of any law, ordinance, rule, regulation or order relating to the Project; and (v) that portion of all compensation (including benefits and premiums for workers’ compensation and other insurance) paid to or on behalf of employees of Landlord but only to the extent they are involved in the performance of the work described by Section 8.2A that is fairly allocable to the Project;

C. Fees for management services rendered by either Landlord or a third party manager engaged by Landlord (which may be a party affiliated with Landlord), except that the total amount charged for management services and included in Tenant’s Share of Common Operating Expenses shall not exceed the monthly rate of three percent (3%) of the Base Monthly Rent plus reimbursable expenses (the “Management Fee”). Notwithstanding any provision of this Lease to the contrary. Tenant shall not be required to pay for any costs associated with overhead of Landlord or its manager other than the Management Fee.

D. All additional costs and expenses incurred by Landlord with respect to the operation, protection, maintenance, repair and replacement of the Project which would be considered a current expense (and not a capital expenditure) pursuant to generally accepted accounting principles; provided, however, that notwithstanding anything in this Lease to the contrary, Common Operating Expenses shall not include any of the following: (i) payments on any loans or ground leases affecting the Project; (ii) depreciation of any buildings or any major systems of building service equipment within the Project; (iii) leasing commissions; (iv) the cost of tenant improvements installed for the exclusive use of other tenants of the Project; (v) any cost incurred by Landlord in complying with Hazardous Materials Laws (subject to the understanding that cost responsibility for such amounts is governed exclusively by Section 7.2); (vi) sums paid to subsidiaries or other affiliates of Landlord for services on or to the Building and/or the Project, but only to the extent that the costs of such services exceed the competitive cost for such services rendered by unrelated persons or entities of similar skill, competence and experience; (vii) any expenses for which Landlord has received actual reimbursement (other than through Common Operating Expenses paid by Tenant); (viii) attorney’s fees and other expenses incurred in connection with negotiations or disputes with prospective tenants or tenants or other occupants of the Project; (ix) costs in connection with leasing space in the Project, including brokerage commissions, brochures and marketing supplies, legal fees in negotiating and preparing lease documents; (x) fines, costs or penalties incurred as a result and to the extent of a violation by Landlord of any applicable laws or failure to pay taxes or other sums; (xi) [intentionally deleted]; (xii) the cost of operating any commercial

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concession which is operated by Landlord at the Project; (xiii) costs incurred by Landlord for the repair of damage to the Premises or the Project caused by Peril, except for Tenant’s cost obligation under Section 8.2B(ii) or (iii); (xiv) depreciation; (xv) costs incurred by Landlord in connection with the correction of latent defects in the original construction of the Building or the Project; (xvi) the cost of complying with any Laws in effect and applicable to the Building or the Project as of Substantial Completion of the Phase 1 Improvements; (xvii) costs associated with the operation of the business of the partnership or entity which constitutes the Landlord, as the same are distinguished from the costs of operation of the Property; (xviii) any costs expressly excluded from Common Operating Expenses elsewhere in this Lease; (xix) costs of a capital nature (except as expressly provided in Section 5.4) including without limitation, capital improvements, capital repairs, capital replacements, capital equipment and capital tools; (xx) premiums or deductibles for earthquake, flood, or terrorism insurance (except to the extent required by any lender, in which event Tenant’s Share of any deductible shall not exceed the amounts set forth in Section 8.2B)); (xxi) charitable or political contributions; and (xxii) reserves for repairs, maintenance and replacements.

8.3 Real Property Taxes Defined. The term “Real Property Taxes” shall mean all taxes, assessments, levies, and other charges of any kind or nature whatsoever, general and special, foreseen and unforeseen (including all installments of principal and interest required to pay any existing or future general or special assessments for public improvements, services or benefits, and any increases resulting from reassessments resulting from a change in ownership, new construction, or any other cause), now or hereafter imposed by any governmental or quasi- governmental authority or special district having the direct or indirect power to tax or levy assessments, which are levied or assessed against, or with respect to the value, occupancy or use of all or any portion of the Project (as now constructed or as may at any time hereafter be constructed, altered, or otherwise changed) or Landlord’s interest therein, the fixtures, equipment and other property of Landlord, real or personal, that are an integral part of and located on the Project, the gross receipts, income, or rentals from the Project, or the use of parking areas, public utilities, or energy within the Project, or Landlord’s business of leasing the Project. If at any time during the Lease Term the method of taxation or assessment of the Project prevailing as of the Effective Date shall be altered so that in lieu of or in addition to any Real Property Tax described above there shall be levied, assessed or imposed (whether by reason of a change in the method of taxation or assessment, creation of a new tax or charge, or any other cause) an alternate or additional tax or charge (i) on the value, use or occupancy of the Project or Landlord’s interest therein, or (ii) on or measured by the gross receipts, income or rentals from the Project, on Landlord’s business of leasing the Project, or computed in any manner with respect to the operation of the Project, then any such tax or charge, however designated, shall be included within the meaning of the term “Real Property Taxes” for purposes of this Lease. If any Real Property Tax is based upon property or rents unrelated to the Project, then only that part of such Real Property Tax that is fairly allocable to the Project shall be included within the meaning of the term “Real Property Taxes”.

Notwithstanding the foregoing, the term “Real Property Taxes” shall not include any of the following: estate, inheritance, transfer, gift or franchise taxes of Landlord or the federal or state net income tax imposed on Landlord’s income from all sources; excess profits taxes, franchise taxes, and other taxes to the extent applicable to Landlord’s general or net income; taxes in connection with any future construction, renovation and/or improvements to the

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Premises or the Project by Landlord, other than the improvements to the Premises made by or for Tenant; interest or penalties incurred as a result of Landlord’s late payment; special taxes or assessments related to any community facilities district or other assessment district relating to future improvements constructed at the Project. If Landlord secures an abatement or refund of any Real Property Taxes attributable to a period during for which Tenant was required to, and did, pay Real Property Taxes hereunder, Tenant shall receive its proportionate share of the amount of such abatement or refund (i.e., the net amount remaining after paying all reasonable costs and expenses of securing the abatement or refund, including reasonable attorneys’ fees) as a credit to be applied by Landlord against Rent next becoming due (or, if no further Rent is due from Tenant, by a cash payment by Landlord to Tenant).

9.	Insurance.

9.1 Tenant’s Insurance. Tenant shall maintain insurance complying with all of the following:

A. Tenant shall procure, pay for and keep in full force and effect the following:

(1) Commercial general liability insurance, including property damage, against liability for personal injury, bodily injury, death and damage to property occurring in or about, or resulting from an occurrence in or about, the Premises with combined single limit coverage of not less than the amount of Tenant’s Liability Insurance Minimum specified in the Summary, which insurance shall contain a “contractual liability” endorsement up to the limits of the policy;

(2) Fire and property damage insurance in so-called “all risk” form insuring Tenant’s Trade Fixtures and Tenant’s Alterations for the full actual replacement cost thereof; and

(3) Worker’s compensation insurance as required by law and employer’s liability insurance with limits of no less than One Million Dollars ($1,000,000.00) per occurrence.

B. Where applicable and required by Landlord, each policy of insurance required to be carried by Tenant pursuant to this Section 9.1: (i) shall name Landlord and Landlord’s property manager, TMG Partners, and such other parties in interest as Landlord reasonably designates as additional insureds; (ii) shall be primary insurance which provides that the insurer shall be liable for the full amount of the loss up to and including the total amount of liability set forth in the declarations without the right of contribution from any other insurance coverage of Landlord; (iii) [intentionally deleted]; (iv) shall be issued by insurance companies with a rating and financial size of not less than A-X in the most current available “Best’s Insurance Reports” (or successor); (v) shall be evidenced by a certificate of insurance stating that the issuer thereof will endeavor to give Landlord at least 10 days prior written notice of any cancellation of such policy; (vi) shall not have a “deductible” in excess of such amount as is reasonably approved by Landlord; (vii) shall contain a cross-liability endorsement; and (viii)

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shall contain a “severability” clause. If Tenant has in full force and effect a blanket policy of liability insurance with the same coverage for the Premises as described above, as well as other coverage of other premises and properties of Tenant, or in which Tenant has some interest, such blanket insurance shall satisfy the requirements of this Section 9.1.

C. A copy of a certificate of insurance evidencing the insurance required to be carried by Tenant pursuant to this Section 9.1 certifying that such policy has been issued, providing the coverage required by this Section 9.1, and containing the provisions specified herein (along with any accompany endorsements reasonably required by Landlord), shall be delivered to Landlord prior to the Early Access Date and upon renewal of such policies, but not less than fifteen (15) days prior to the expiration of the term of such coverage.

9.2 Landlord’s Insurance. Landlord shall have the following obligations and options regarding insurance:

A. Landlord shall maintain a policy or policies of fire and property damage insurance in so-called “all-risk” form insuring Landlord (and such others as Landlord may designate) against loss of rents for a period of not less than twelve (12) months and from physical damage to the Project with coverage of not less than the full replacement cost thereof. Landlord may so insure the Project separately, or may insure the Project with other property owned by Landlord which Landlord elects to insure together under the same policy or policies. Such fire and property damage insurance (i) may be endorsed to cover loss caused by such additional Perils against which Landlord may elect to insure, including earthquake and/or flood (with Tenant’s cost responsibility for earthquake and/or flood insurance being subject to the limits expressly set forth in this Lease) and to provide such additional coverage as Landlord reasonably requires, and (ii) shall contain reasonable “deductibles” which, in the case of earthquake and flood insurance, may be up to ten percent (10%) of the replacement value of the property insured or such higher amount as is then commercially reasonable. Landlord shall not be required to cause such insurance to cover any Trade Fixtures or Tenant’s Alterations.

B. Landlord may maintain a policy or policies of commercial general liability insurance insuring Landlord (and such others as are designated by Landlord) against liability for personal injury, bodily injury, death and damage to property occurring or resulting from an occurrence in, on or about the Project, with combined single limit coverage in such amount as Landlord from time to time determines is reasonably necessary for its protection.

9.3 Tenant’s Obligation to Reimburse. If Landlord’s insurance rates for the Building are increased at any time during the Lease Term as a result of the nature of Tenant’s use of the Premises for purposes other than general office use, Tenant shall reimburse Landlord for the full amount of such increase immediately upon receipt of a bill from Landlord therefor.

9.4 Release and Waiver of Subrogation. The parties hereto release each other, and their respective Agents, from any liability for injury to any person or damage to property that is caused by or results from any risk insured against under any valid and collectible insurance policy carried by either of the parties which contains a waiver of subrogation by the insurer and is in force at the time of such injury or damage; subject to the following limitations: (i) the

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foregoing provision shall not apply to the commercial general liability insurance described by Section 9.1A and Section 9.2B; (ii) such release shall apply to liability resulting from any risk insured against by Tenant to satisfy the requirements of Section 9.1 to the extent permitted by this Lease; and (iii) neither party shall be released from any such liability to the extent any damages resulting from such injury or damage are not covered by the recovery obtained by the other party from such insurance, but only if the insurance in question permits such partial release in connection with obtaining a waiver of subrogation from the insurer. This release shall be in effect only so long as the applicable insurance policy contains a clause to the effect that this release shall not affect the right of the insured to recover under such policy. Each party shall use reasonable efforts to cause each insurance policy obtained by it to provide that the insurer waives all right of recovery by way of subrogation against the other party and its Agents in connection with any injury or damage covered by such policy. However, if any insurance policy cannot be obtained with such a waiver of subrogation, or if such waiver of subrogation is only available at additional cost and the party for whose benefit the waiver is to be obtained does not pay such additional cost, then the party obtaining such insurance shall notify the other party of that fact and thereupon shall be relieved of the obligation to obtain such waiver of subrogation rights from the insurer with respect to the particular insurance involved.

10.	Limitation on Landlord’s Liability and Indemnity.

10.1 Limitation on Landlord’s Liability. Landlord shall not be liable to Tenant, nor shall Tenant be entitled to terminate this Lease or to any abatement of rent (except as expressly provided otherwise herein), for any injury to Tenant or Tenant’s Agents, damage to the property of Tenant or Tenant’s Agents, or loss to Tenant’s business resulting from any cause, including without limitation any: (i) failure, interruption or installation of any HVAC or other utility system or service; (ii) failure to furnish or delay in furnishing any utilities or services when such failure or delay is caused by fire or other Peril, the elements, labor disturbances of any character, or any other accidents or other conditions beyond the reasonable control of Landlord; (iii) limitation, curtailment, rationing or restriction on the use of water or electricity, gas or any other form of energy or any services or utility serving the Project; (iv) vandalism or forcible entry by unauthorized persons or the criminal act of any person; or (v) penetration of water into or onto any portion of the Premises or the Building through roof leaks or otherwise. Notwithstanding the foregoing but subject to Section 9.4, Landlord shall be liable for any such injury, damage or loss which is proximately caused by Landlord’s willful misconduct or negligence of which Landlord has actual notice and a reasonable opportunity to cure but which it fails to so cure.

10.2 Limitation on Tenant’s Recourse. Landlord’s liability to Tenant for any default by Landlord under this Lease or arising in connection herewith or with Landlord’s operation, management, leasing, repair, renovation, alteration or any other matter relating to the Project or the Premises shall be limited solely and exclusively to an amount that is equal to the interest of Landlord in the Project and all proceeds thereof. Neither Landlord, any of Landlord’s employees, agents, contractors, licensees, invitees, or representatives, nor the persons or entities comprising Landlord (whether partners, members, shareholders, officers, directors, trustees, or otherwise) shall have any personal liability therefor, and Tenant hereby expressly waives and releases such personal liability on behalf of itself and all other Tenant’s Agents. The limitations

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of liability contained in this Section 10.2 shall inure to the benefit of Landlord, its present and future employees, agents, contractors, licensees, invitees, representatives, officers, directors, shareholders, partners, and members, and their respective partners, heirs, successors and assigns. Under no circumstances shall any present or future partner of Landlord (if Landlord is a partnership), or trustee or beneficiary (if Landlord or any partner of Landlord is a trust), have any liability for the performance of Landlord’s obligations under this Lease.

Notwithstanding any contrary provision herein, neither Landlord nor Tenant nor the employees, agents, contractors, licensees, invitees, representatives, officers, directors, shareholders, partners, and members of either of them shall be liable under any circumstances for any indirect or consequential damages or any injury or damage to, or interference with, Tenant’s business or Landlord’s business, including but not limited to, loss of profits, loss of rents or other revenues, loss of business opportunity, loss of goodwill or loss of use, in each case, however occurring.

10.3 Indemnification of Landlord. Tenant shall hold harmless, indemnify and defend Landlord, and its employees, agents and contractors, with competent counsel reasonably satisfactory to Landlord (and Landlord agrees to accept counsel that any insurer requires be used), from all Claims incurred by Landlord and its employees, agents and contractors arising by reason of any death, bodily injury, personal injury or property damage resulting from injury to or death of persons or damage to property occurring or resulting directly or indirectly from: (i) the use or occupancy of, or the conduct of business in, the Premises; (ii) any other occurrence or condition in or on the Premises (other than caused by the willful misconduct or negligence of Landlord of which Landlord has had notice and a reasonable time to cure but which Landlord has failed to cure during such time); and (iii) the negligence or willful misconduct of Tenant or any of Tenant’s Agents in or about any portion of the Project. The provisions of this Section 10.3 shall survive the expiration or sooner termination of this Lease.

10.4 Indemnification of Tenant. Landlord shall hold harmless, indemnify and defend Tenant and its employees, agents and contractors, with competent counsel reasonably satisfactory to Tenant (and Tenant agrees to accept counsel that any insurer requires be used), from all Claims incurred by Tenant and its employees, agents and contractors arising by reason of any death, bodily injury, personal injury or property damage resulting from injury to or death of persons or damage to property occurring or resulting directly or indirectly from: (i) any occurrence or condition in the Common Areas (except for such loss, damage or injury for which Tenant is obligated to indemnify Landlord under Section 10.3 above) or (ii) the negligence or willful misconduct of Landlord or Landlord’s Agents. The provisions of this Section 10.4 shall survive the expiration or sooner termination of this Lease.

11.	Damage to Premises.

11.1 Landlord’s Duty to Restore. If the Premises are damaged by any Peril after the Effective Date, Landlord shall restore the Premises unless this Lease is terminated by Landlord pursuant to Section 11.2 or by Tenant pursuant to Section 11.3. All insurance proceeds available from the fire and property damage insurance carried by Landlord pursuant to Section 9.2 shall be paid to and become the property of Landlord. If this Lease is terminated pursuant to either Section 11.2 or Section 11.3, then all insurance proceeds available from insurance carried

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by Tenant which covers loss to property that is Landlord’s property or would become Landlord’s property on termination of this Lease shall be paid to and become the property of Landlord. If this Lease is not so terminated, then upon receipt of the insurance proceeds (if the loss is covered by insurance) and the issuance of all necessary governmental permits, Landlord shall commence restoration of the Premises, to the extent then allowed by Law, to substantially the same condition in which the Premises were immediately prior to such damage. Landlord’s obligation to restore shall be limited to the Premises and interior improvements constructed by Landlord as they existed as of the Commencement Date, excluding any Tenant’s Alterations, Trade Fixtures and/or personal property constructed or installed by Tenant in the Premises.

11.2 Landlord’s Right to Terminate. Landlord shall have the right to terminate this Lease in the event any of the following occurs, which right may be exercised only by delivery to Tenant of a written notice of election to terminate within thirty (30) days after the date of such damage:

A. Either the Project or the Building is damaged by an Insured Peril and in the commercially reasonable written opinion of Landlord’s architect or construction consultant, the required restoration work is estimated to take one hundred fifty (150) days or more after the date of such Peril;

B. Either the Project or the Building is damaged by a Peril that is an Uninsured Peril hereunder, notwithstanding that Landlord has maintained such insurance as Landlord is required to carry pursuant to Section 9.2 of this Lease with respect to such type of Peril;

C. The Premises are damaged by any Peril within twelve (12) months of the last day of the Lease Term to such an extent that the estimated cost to restore equals or exceeds an amount equal to six (6) times the Base Monthly Rent then due; provided, however, that Landlord may not terminate this Lease pursuant to this Section 11.2C if Tenant, at the time of such damage, has a then valid express written option to extend the Lease Term and Tenant exercises such option to extend the Lease Term within fifteen (15) days following the date of such damage; or

D. Either the Project or the Building is damaged by any Peril and, because of the Laws then in force, (i) cannot be restored at reasonable cost to substantially the same condition in which it was prior to such damage, or (ii) cannot be used for the same use being made thereof before such damage if restored as required by this Article.

E. As used herein, the following terms shall have the following meanings: (i) the term “Insured Peril” shall mean a Peril actually insured against for which the insurance proceeds actually received by Landlord or reasonably expected to be received by Landlord, in Landlord’s good faith judgment, are sufficient (other than the deductible for any Peril covered by Landlord’s “all-risk” insurance) to restore the Project under then-existing building codes to the condition existing immediately prior to the damage; and (ii) the term “Uninsured Peril” shall mean any Peril which is not an Insured Peril.

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11.3 Tenant’s Right to Terminate. If the Premises are damaged by any Peril and Landlord docs not elect to terminate this Lease or is not entitled to terminate this Lease pursuant to Section 11.2, then within thirty (30) days after the casualty, Landlord shall furnish Tenant with (a) the commercially reasonable written opinion of Landlord’s architect or construction consultant as to when the restoration work required of Landlord may be completed, including the time required to design and obtain permits for any repairs or replacement improvements and the time to complete the restoration or repair work and (b) a notice from Landlord stating whether the casualty is an Insured Peril or Uninsured Peril. Tenant shall have the right to terminate this Lease in the event any of the following occurs, which right may be exercised only by delivery to Landlord of a written notice of election to terminate within thirty (30) days after Tenant receives from Landlord the estimate of the time needed to complete such restoration in the immediately preceding clause (a) and Landlord’s notice in the immediately preceding clause (b):

A. The Premises are damaged by any Peril that occurs prior to the date that is two (2) years prior to the Expiration Date and, in the reasonable opinion of Landlord’s architect or construction consultant, the restoration of the Premises cannot be substantially completed with two hundred forty (240) days after the date of such damage; or

B. The Premises are damaged by any Peril that occurs prior to the date that is one (1) year prior to the Expiration Date and, in the reasonable opinion of Landlord’s architect or construction consultant, the restoration of the Premises cannot be substantially completed with two hundred ten (210) days after the date of such damage; or

C. The Premises are damaged by any Peril that occurs on or after the date that is one (1) year prior to the Expiration Date and, in the reasonable opinion of Landlord’s architect or construction consultant, the restoration of the Premises cannot be substantially completed within sixty (60) days after the date of such damage or such damage renders unusable more than twenty percent (20%) of the Premises.

11.4 Abatement of Rent. In the event of damage to the Premises which does not result in the termination of this Lease, the Base Monthly Rent and the Additional Rent shall be temporarily abated from and after the casualty until the completion of the restoration in proportion to the degree to which Tenant’s use of the Premises is impaired by such damage. Tenant shall not be entitled to any compensation or damages from Landlord for loss of Tenant’s business or property or for any inconvenience or annoyance caused by such damage or restoration. Tenant hereby waives the provisions of California Civil Code Sections 1932(2) and 1933(4) and the provisions of any similar law hereinafter enacted.

12.	Condemnation.

12.1 Landlord’s Termination Right. Landlord shall have the right to terminate this Lease if, as a result of a taking by means of the exercise of the power of eminent domain (including a voluntary sale or transfer by Landlord to a condemnor under threat of condemnation), (i) all or any part of the Premises is so taken, (ii) more than ten percent (10%) of the Building Leasable Area is so taken, or (iii) more than fifty percent (50%) of the Common

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Area is so taken. Any such right to terminate by Landlord must be exercised within a reasonable period of time, to be effective as of the date possession is taken by the condemnor.

12.2 Tenant’s Termination Right. Tenant shall have the right to terminate this Lease if, as a result of any taking by means of the exercise of the power of eminent domain (including any voluntary sale or transfer by Landlord to any condemnor under threat of condemnation), (i) ten percent (10%) or more of the Premises is so taken and that part of the Premises that remains cannot be restored within a reasonable period of time and thereby made reasonably suitable for the continued operation of the Tenant’s business, or (ii) there is a taking affecting the Common Area and, as a result of such taking. Land lord cannot provide parking spaces within reasonable walking distance of the Premises equal in number to at least eighty percent (80%) of the number of spaces allocated to Tenant by Section 2.1, whether by rearrangement of the remaining parking areas in the Common Area (including construction of multi-deck parking structures or restriping for compact cars where permitted by Law) or by alternative parking facilities on other land. Tenant must exercise such right within a reasonable period of time, to be effective on the date that possession of that portion of the Premises or Common Area that is condemned is taken by the condemnor.

12.3 Restoration and Abatement of Rent. If any part of the Premises or the Common Area is taken by condemnation and this Lease is not terminated, then Landlord shall restore the remaining portion of the Premises and Common Area and interior improvements constructed by Landlord as they existed as of the Commencement Date, excluding any Tenant’s Alterations, Trade Fixtures and/or personal property constructed or installed by Tenant. Thereafter, except in the case of a temporary taking, as of the date possession is taken the Base Monthly Rent shall be reduced in the same proportion that the floor area of that part of the Premises so taken (less any addition thereto by reason of any reconstruction) bears to the original floor area of the Premises.

12.4 Temporary Taking. If any portion of the Premises is temporarily taken for one (1) year or less, this Lease shall remain in effect. If any portion of the Premises is temporarily taken by condemnation for a period which exceeds one (1) year or which extends beyond the natural expiration of the Lease Term, and such taking materially and adversely affects Tenant’s ability to use the Premises for the Permitted Use, then Tenant shall have the right to terminate this Lease, effective on the date possession is taken by the condemnor.

12.5 Division of Condemnation Award. Any award made as a result of any condemnation of the Premises or the Common Area shall belong to and be paid to Landlord, and Tenant hereby assigns to Landlord all of its right, title and interest in any such award; provided, however, that Tenant shall be entitled to receive any condemnation award attributable to the following; (i) for the taking of personal property or Trade Fixtures belonging to Tenant, (ii) for the interruption of Tenant’s business or its moving costs, (iii) for loss of Tenant’s goodwill; or (iv) for any temporary taking where this Lease is not terminated as a result of such taking. The rights of Landlord and Tenant regarding any condemnation shall be determined as provided in this Article, and each party hereby waives the provisions of California Code of Civil Procedure Section 1265.130 enacted allowing either party to petition the Superior Court to terminate this Lease in the event of a partial taking of the Premises.

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13.	Default and Remedies.

13.1 Events of Tenant’s Default. Tenant shall be in default of its obligations under this Lease if any of the following events occurs (an “Event of Tenant’s Default”):

A. Tenant shall have failed to pay Base Monthly Rent or Additional Rent when due and such failure shall continue for three (3) business days after Tenant’s receipt of written notice of such failure (provided that no such grace period shall be given and no such notice shall be delivered more than two (2) times in any twelve (12) month period); or

B. Tenant shall have failed to perform any term, covenant, or condition of this Lease except those requiring the payment of Base Monthly Rent or Additional Rent, and Tenant shall have failed to cure such failure within thirty (30) days after written notice from Landlord specifying the nature of such failure, provided that if more than thirty (30) days reasonably is required to cure such failure, Tenant shall have such additional time to cure such failure so long as Tenant promptly commences and diligently prosecutes such cure to completion within ninety (90) days after the initial notice from Landlord specifying the nature of the failure; or

C. Tenant shall have sublet the Premises or assigned its interest in this Lease in violation of the provisions contained in Article 14; or

D. Tenant shall have abandoned the Premises (as used in this Lease, the term “abandon” shall have the meaning given to such term in Section 1951.3 of the California Civil Code); or

E. The occurrence of the following: (i) the making by Tenant of any general arrangements or assignments for the benefit of creditors; (ii) Tenant becomes a “debtor” as defined in 11 U.S.C. Section 101 or any successor statute thereto (unless, in the case of a petition filed against Tenant, the same is dismissed within sixty (60) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Tenant’s assets located at the Premises or of Tenant’s interest in this Lease, where possession is not restored to Tenant within thirty (30) days; or (iv) the attachment, execution or other judicial seizure of substantially all of Tenant’s assets located at the Premises or of Tenant’s interest in this Lease, where such seizure is not discharged within thirty (30) days; provided, however, in the event that any provision of this Section 13.E is contrary to any applicable Law, such provision shall be of no force or effect; or

F. Tenant shall have failed to deliver documents required of it pursuant to Section 15.4 or Section 15.6 within the time periods specified therein and such failure continues for five (5) business days after Tenant’s receipt of notice from Landlord stating that Tenant has failed to deliver such documents as and when required by those Sections.

13.2 Landlord’s Remedies. If an Event of Tenant’s Default occurs, Landlord shall have the following remedies, in addition to all other rights and remedies provided by any

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Law or otherwise provided in this Lease, to which Landlord may resort cumulatively or in the alternative:

A. Landlord may keep this Lease in effect and enforce by an action at law or in equity all of its rights and remedies under this Lease, including (i) the right to recover the rent and other sums as they become due by appropriate legal action, (ii) the right to make payments required of Tenant or perform Tenant’s obligations and be reimbursed by Tenant for the cost thereof with interest at the Agreed Interest Rate from the date the sum is paid by Landlord until Landlord is reimbursed by Tenant, and (iii) the remedies of injunctive relief and specific performance to compel Tenant to perform its obligations under this Lease. Notwithstanding anything contained in this Lease, in the event of a breach of an obligation by Tenant which results in a condition which poses an imminent danger to safety of persons or damage to property, or a threat to insurance coverage, then if Tenant does not cure such breach within three (3) business days after delivery to it of written notice from Landlord identifying the breach, Landlord may cure the breach of Tenant and be reimbursed by Tenant for the cost thereof with interest at the Agreed Interest Rate from the date the sum is paid by Land lord until Landlord is reimbursed by Tenant.

B. Landlord may enter the Premises and release them to third parties for Tenant’s account for any period, whether shorter or longer than the remaining Lease Term. Tenant shall be liable immediately to Landlord for all costs Landlord incurs in releasing the Premises, including brokers’ commissions, expenses of altering and preparing the Premises required by the releasing. Tenant shall pay to Landlord the rent and other sums due under this Lease on the date the rent is due, less the rent and other sums Landlord received from any releasing. No act by Landlord allowed by this subparagraph shall terminate this Lease unless Landlord notifies Tenant in writing that Landlord elects to terminate this Lease. Notwithstanding any releasing without termination, Landlord may later elect to terminate this Lease because of the Event of Tenant’s Default.

C. Landlord may terminate this Lease by giving Tenant written notice of termination, in which event this Lease shall terminate on the date set forth for termination in such notice. Any termination under this Section 13.2C shall not relieve Tenant from its obligation to pay sums then due Landlord or from any claim against Tenant for damages or rent previously accrued or then accruing. In no event shall any one or more of the following actions by Landlord, in the absence of a written election by Landlord to terminate this Lease, constitute a termination of this Lease: (i) appointment of a receiver or keeper in order to protect Landlord’s interest hereunder; (ii) consent to any subletting of the Premises or assignment of this Lease by Tenant, whether pursuant to the provisions hereof or otherwise; or (iii) any other action by Landlord or Landlord’s Agents intended to mitigate the adverse effects of any breach of this Lease by Tenant, including without limitation any action taken to maintain and preserve the Premises or any action taken to relet the Premises or any portions thereof to the extent such actions do not affect a termination of Tenant’s right to possession of the Premises.

D. In the event Tenant breaches this Lease and abandons the Premises, this Lease shall not terminate unless Landlord gives Tenant written notice of its election to so terminate this Lease. No act by or on behalf of Landlord intended to mitigate the

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adverse effect of such breach, including those described by Section 13.C, shall constitute a termination of Tenant’s right to possession unless Landlord gives Tenant written notice of termination. Should Landlord not terminate this Lease by giving Tenant written notice. Landlord may enforce all its rights and remedies under this Lease, including the right to recover the rent as it becomes due under this Lease as provided in California Civil Code Section 1951.4.

E. In the event Landlord terminates this Lease, Landlord shall be entitled, at Landlord’s election, to damages in an amount as set forth in California Civil Code Section 1951.2. For purposes of computing damages pursuant to California Civil Code Section 1951.2, (i) an interest rate equal to the Agreed Interest Rate shall be used where permitted by law, and (ii) the term “rent” or “Rent” includes Base Monthly Rent and Additional Rent. Such damages shall include:

(1) The worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that Tenant proves could be reasonably avoided, computed by discontinuing such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%); and

(2) Any other amount necessary to compensate Landlord for all detriment proximately caused by Tenant’s failure to perform Tenant’s obligations under this Lease, or which in the ordinary course of things would be likely to result therefrom, including the following: (i) expenses for cleaning, repairing or restoring the Premises; (ii) reasonable expenses to the extent reasonably incurred for altering, remodeling or otherwise improving the Premises for the purpose of reletting, including installation of leasehold improvements (whether such installation be funded by a reduction of rent, direct payment or allowance to a new tenant, or otherwise); (iii) reasonable broker’s fees, advertising costs and other reasonable expenses of reletting the Premises; (iv) costs of carrying the Premises, such as taxes, insurance premiums, utilities and security precautions; (v) expenses in retaking possession of the Premises; and (vi) attorneys’ fees and court costs incurred by Landlord in retaking possession of the Premises and in releasing the Premises or otherwise incurred as a result of an Event of Tenant’s Default.

F. Nothing in this Section 13.2 shall limit Landlord’s right to indemnification from Tenant as provided in Section 7.2 and Section 10.3. Any notice given by Landlord in order to satisfy the requirements of Section 13.1 A or Section 13.1B above shall also satisfy the notice requirements of California Code of Civil Procedure Section 1161 regarding unlawful detainer proceedings.

13.3 Waiver. One party’s consent to or approval of any act by the other party requiring the first party’s consent or approval shall not be deemed to waive or render unnecessary the first party’s consent to or approval of any subsequent similar act by the other party. The receipt by Landlord of any rent or payment with or without knowledge of the breach of any other provision hereof shall not be deemed a waiver of any such breach unless such waiver is in writing and signed by Landlord. No delay or omission in the exercise of any right or remedy accruing to either party upon any breach by the other party under this Lease shall impair such right or remedy or be construed as a waiver of any such breach theretofore or thereafter

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occurring. The waiver by either party of any breach of any provision of this Lease shall not be deemed to be a waiver of any subsequent breach of the same or of any other provisions herein contained.

13.4 Limitation On Exercise of Rights. At any time that an Event of Tenant’s Default has occurred and remains uncured, (i) the existence of such Event of Tenant’s Default may be taken into consideration in determining whether Landlord has acted reasonably in denying or withholding any consent or approval requested of it by Tenant which Landlord would otherwise be obligated to give, and (ii) Tenant may not exercise any option to extend the term of this Lease which would otherwise be available to it.

13.5 Waiver by Tenant of Certain Remedies. Except as expressly set forth otherwise in this Lease, Tenant waives the provisions of Sections 1932(1), 1941 and 1942 of the California Civil Code and any similar or successor law regarding Tenant’s right to terminate this Lease or to make repairs and deduct the expenses of such repairs from the rent due under this Lease. Tenant hereby waives any right of redemption or relief from forfeiture under the laws of the State of California, or under any other present or future law, including the provisions of Sections 1174 and 1179 of the California Code of Civil Procedure.

13.6 Landlord’s Default. Notwithstanding anything to the contrary set forth in this Lease, Landlord shall not be in default in the performance of any obligation required to be performed by Landlord pursuant to this Lease unless Landlord fails to perform such obligation within thirty (30) days after the receipt by Landlord of written notice from Tenant specifying in detail Landlord’s alleged failure to perform; provided, however, if the nature of Landlord’s obligation is such that more than thirty (30) days are reasonably required for its performance, then Landlord shall not be in default under this Lease if it commences such performance within such thirty (30) day period and thereafter diligently pursues the same to completion. In no event shall Tenant have the right to terminate or rescind this Lease as a result of Landlord’s failure to perform any covenant or agreement contained in this Lease. Tenant hereby waives such remedies of termination and rescission and hereby agrees that Tenant’s remedies for Landlord’s failure to perform hereunder and for breach of any promise or inducement shall be limited to a suit for damages and/or injunction.

Notwithstanding the foregoing provisions of this Section 13.6, if Landlord fails to make any repairs that are Landlord’s responsibility under this Lease, then Tenant may so notify Landlord specifying the nature in reasonable detail of the repairs that Tenant believes are necessary. Landlord shall perform any repairs that are Landlord’s obligation within the cure periods provided in the foregoing paragraph (or in the case of an Emergency, as defined below, as soon as reasonably practicable under the circumstances). As used in this Lease, an “Emergency” shall mean any circumstance posing an immediate threat of injury or damage to persons or property in the Premises or actual immediate and material interruption of a material aspect of Tenant’s business operations in the Premises for a period in excess of one (1) business day. For purposes of this Section 13.6 only, the term “notice” shall include oral notices given to Landlord’s authorized representative when given in an event of an Emergency. If Landlord fails to make repairs in accordance with this Section 13.6, Tenant may deliver a second notice to Landlord (except in the case of an Emergency, in which no second notice shall be required),

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advising Landlord that Tenant intends to make necessary repairs if Landlord does not commence required repairs within three (3) business days after Landlord’s receipt of the second notice. If Landlord fails to commence required repairs within such three (3) business day period after receipt of the second notice and thereafter diligently pursue such repairs to completion, Tenant may perform the required repairs identified in Tenant’s notice. If Tenant takes such action, Tenant shall use only those contractors used by Landlord in the Project for the same kind of work if the contact information for such contractors is provided within twenty-four (24) hours after Tenant’s request to Landlord therefor, unless such contractors are unwilling or unable to perform, or timely perform, such work, in which event Tenant may utilize the services of any other qualified contractor that typically and regularly performs similar work in comparable buildings and engages only labor that is harmonious and compatible with other labor working in the Project; in any event, any such contractors must at all times maintain the insurance coverage required hereunder of contractors who perform work on behalf of Tenant in the Premises. Promptly following completion of any work taken by Tenant pursuant to this Section 13.6, Tenant shall deliver a detailed invoice of the work completed, the materials used and the reasonable costs relating thereto and an assignment of any and all warranties relating to such work. If Landlord does not deliver a detailed written objection to Tenant within thirty (30) days after receipt of an invoice from Tenant, then Tenant shall be entitled to deduct from Rent payable by Tenant under this Lease, the amount set forth in such invoice, commencing with the Rent first due and payable at least forty five (45) days after Tenant’s delivery of such invoice. If, however, Landlord delivers to Tenant, within thirty (30) days after delivery of Tenant’s invoice, a written objection to the payment of such invoice, setting forth with reasonable detail Landlord’s good faith reasons for its claim that such action did not have to be taken by Landlord pursuant to this Lease or that the charges are unreasonable (in which case Landlord shall pay the amount it contends would have been reasonable), then Tenant shall not then be entitled to such deduction from Rent. Rather, Tenant may proceed to claim a default by Landlord or file suit to enforce its claim. If Tenant prevails in the suit, the amount of the award (which shall include interest at the Agreed Interest Rate from the time of delivery of Tenant’s invoice for such expenditures until the date Tenant receives such amount by payment or offset) may be deducted by Tenant from the Rent next due and owing under this Lease. Notwithstanding anything to the contrary contained above in this Section 13.6, Tenant shall have no right under this Section 13.6 to deduct from Rent payable by Tenant under this Lease, so long as a monetary Tenant’s Event of Default has occurred and remains uncured.

14.	Assignment and Subletting.

14.1 Transfer by Tenant. The following provisions shall apply to any assignment, subletting or other transfer by Tenant or any subtenant or assignee or other successor in interest of the original Tenant (collectively referred to in this Section 14.1 as “Tenant”):

A. Tenant shall not do any of the following (collectively referred to herein as a “Transfer”), whether voluntarily, involuntarily or by operation of law, without the prior written consent of Landlord, which consent shall not be unreasonably withheld or delayed: (i) sublet all or any part of the Premises or allow it to be sublet, occupied or used by any person or entity other than Tenant; (ii) assign its interest in this Lease; (iii) mortgage or encumber this Lease (or otherwise use this Lease as a security device) in any manner; or (iv) materially amend or modify an assignment, sublease or other transfer that has been previously approved by

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Landlord. Tenant shall reimburse Landlord for all reasonable costs and attorneys’ fees incurred by Landlord in connection with the evaluation, processing, and/or documentation of any requested Transfer (provided that such costs and fees shall not exceed One Thousand Five Hundred Dollars ($ 1,500.00) per transaction provided that Tenant has provided Landlord with all information required by this Lease (excluding additional information separately requested by Landlord) regarding such assignment or subletting in one single submittal), whether or not Landlord’s consent is granted. Landlord’s reasonable costs shall include the cost of any review or investigation performed by Landlord or consultant acting on Landlord’s behalf of (i) Hazardous Materials (as defined in Section 7.2E of this Lease) that are proposed to be used, stored, released, or disposed of by the potential subtenant or assignee, and/or (ii) violations of Hazardous Materials law (as defined in Section 7.2E of this Lease) by the tenant or the proposed subtenant or assignee. Any Transfer so approved by Landlord shall not be effective until Tenant has delivered to Landlord an executed counterpart of the document evidencing the Transfer which (i) is in a form reasonably approved by Landlord, (ii) contains the same terms and conditions as stated in Tenant’s notice given to Landlord pursuant to Section 14.1B, and (iii) in the case of an assignment of this Lease, contains the agreement of the proposed transferee to assume all obligations of Tenant under this Lease with respect to the Premises (or portion thereof that is the subject of the Transfer) and to remain jointly and severally liable therefor with Tenant. Any attempted Transfer without Landlord’s consent shall constitute an Event of Tenant’s Default and shall be voidable at Landlord’s option. Landlord’s consent to any one Transfer shall not constitute a waiver of the provisions of this Section 14.1 as to any subsequent Transfer or a consent to any subsequent Transfer. No Transfer, even with the consent of Landlord, shall relieve Tenant of its personal and primary obligation to pay the rent and to perform all of the other obligations to be performed by Tenant hereunder. The acceptance of rent by Landlord from any person shall not be deemed to be a waiver by Landlord of any provision of this Lease nor to be a consent to any Transfer.

B. At least ten (10) business days before a proposed Transfer is to become effective, Tenant shall give Landlord written notice of the proposed terms of such Transfer and request Landlord’s approval, which notice shall include the following: (i) the name and legal composition of the proposed transferee; (ii) a current financial statement of the transferee, financial statements of the transferee covering the preceding three (3) years if the same exist, and (if available) an audited financial statement of the transferee for a period ending not more than one year prior to the proposed effective date of the Transfer, all of which statements are prepared in accordance with generally accepted accounting principles; (iii) the nature of the proposed transferee’s business to be carried on in the Premises; (iv) all consideration to be given on account of the Transfer; (v) a current financial statement of Tenant; and (vi) an accurately filled out response to Landlord’s standard Hazardous Materials Questionnaire. Tenant shall provide to Landlord such other information as may be reasonably requested by Landlord within seven (7) days after Landlord’s receipt of such notice from Tenant. Landlord shall respond in writing to Tenant’s request for Landlord’s consent to a Transfer within the later of (i) ten (10) business days of receipt of such request together with the required accompanying documentation, or (ii) five (5) business days after Landlord’s receipt of all other information which Landlord reasonably requests within the seven (7) day period specified above for such requests. If Landlord fails to respond in writing within said period, Landlord will be

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deemed to have withheld consent to such Transfer. Tenant shall immediately notify Landlord of any material modification to the proposed terms of such Transfer.

C. [Intentionally omitted.]

D. If Landlord consents to a Transfer proposed by Tenant, Tenant may enter into such Transfer, and if Tenant does so, the following shall apply:

(1) Tenant shall not be released of its liability for the performance of all of its obligations under this Lease.

(2) If Tenant assigns its interest in this Lease, then Tenant shall pay to Landlord fifty percent (50%) of all Subrent (as defined in Section 14.1D(5)) received by Tenant over and above (i) the assignee’s agreement to assume the obligations of Tenant under this Lease, and (ii) all Permitted Transfer Costs related to such assignment. In the case of assignment, the amount of Subrent owed to Landlord shall be paid to Landlord on the same basis, whether periodic or in lump sum, that such Subrent is paid to Tenant by the assignee.

(3) If Tenant sublets any part of the Premises, then with respect to the space so subleased, Tenant shall pay to Landlord fifty percent (50%) of the positive difference, if any, between (i) all Subrent paid by the subtenant to Tenant, less (ii) the sum of all Base Monthly Rent and Additional Rent allocable to the space sublet and all Permitted Transfer Costs related to such sublease. Such amount shall be paid to Landlord on the same basis, whether periodic or in a lump sum, that such Subrent is paid to Tenant by its subtenant. In calculating Landlord’s share of any periodic payments, all Permitted Transfer Costs shall be first recovered by Tenant.

(4) Tenant’s obligations under this Section 14.1D shall survive any Transfer, and Tenant’s failure to perform its obligations hereunder shall be an Event of Tenant’s Default. At the time Tenant makes any payment to Landlord required by this Section 14.1D, Tenant shall deliver an itemized statement of the method by which the amount to which Landlord is entitled was calculated, certified by Tenant as true and correct to Tenant’s knowledge. Landlord shall have the right at reasonable intervals to inspect Tenant’s books and records relating to the payments due hereunder. Upon request therefor, Tenant shall deliver to Landlord copies of all bills, invoices or other documents upon which its calculations are based. Landlord may condition its approval of any Transfer upon obtaining a certification from both Tenant and the proposed transferee of all Subrent and other amounts that are to be paid to Tenant in connection with such Transfer.

(5) As used in this Section 14.1D, the term “Subrent” shall mean any consideration of any kind received, or to be received, by Tenant as a result of the Transfer, if such sums are related to Tenant’s interest in this Lease or in the Premises, including payments from or on behalf of the transferee (in excess of the book value thereof) for Tenant’s assets, fixtures, leasehold improvements, inventory, accounts, goodwill, equipment, furniture, and general intangibles. As used in this Section 14.1D, the term “Permitted Transfer Costs” shall mean (i) all reasonable leasing commissions paid to third parties not affiliated with Tenant in

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order to obtain the Transfer in question, (ii) all reasonable attorneys’ fees incurred by Tenant with respect to the Transfer in question, and (iii) all other costs reasonably incurred by Tenant in preparing the space for or as inducements paid to the sublessee or assignee.

E. If Tenant is a corporation, the following shall be deemed a voluntary assignment of Tenant’s interest in this Lease: (i) any dissolution, merger, consolidation, or other reorganization of or affecting Tenant, whether or not Tenant is the surviving corporation; and (ii) if the capital stock of Tenant is not publicly traded, the sale or transfer to one person or entity (or to any group of related persons or entities) of stock possessing more than fifty (50%) of the total combined voting power of all classes of Tenant’s capital stock issued, outstanding and entitled to vote for the election of directors; provided, however, that the following shall not constitute a Transfer: (a) a change of control resulting from the sale, offering or issuance of shares of equity (or any instrument convertible into equity) of Tenant in an arms’ length transaction in which Tenant receives cash or other valuable consideration or (b) a change of control occurs in connection with a public offering or transfer of shares of Tenant on a stock exchange or equivalent trading system. If Tenant is a partnership, any withdrawal or substitution (whether voluntary, involuntary or by operation of law, and whether occurring at one time or over a period of time) of any partner owning twenty-five (25%) or more (cumulatively) of any interest in the capital or profits of the partnership, or the dissolution of the partnership, shall be deemed a voluntary assignment of Tenant’s interest in this Lease.

F. Notwithstanding anything contained in Section 14.1, so long as Tenant otherwise complies with the provisions of this Article 14 and Tenant is not then in monetary default under this Lease and no nonmonetary Tenant’s Event of Default has occurred and is continuing, Tenant may enter into either of the following Transfers without first obtaining Landlord’s prior written consent and without Landlord having the right to receive any part of any Subrent resulting therefrom that would otherwise be due it pursuant to Section 14.1D:

(1) Tenant may sublease all or part of the Premises or assign its interest in this Lease to any corporation or other person or entity which controls, is controlled by, or is under common control with the original Tenant to this Lease by means of a direct or indirect ownership interest of more than fifty percent (50%); and

(2) Tenant may enter into subleases or sublicenses with entities with whom Tenant is doing business or who are part of a joint venture with Tenant where such subleases or licenses in the aggregate constitute less than 20% of the Premises.

G. Notwithstanding anything contained in Article 14 of this Lease, so long as Tenant is not then in monetary default under this Lease and no nonmonetary Tenant’s Event of Default has occurred and is continuing, Tenant may enter into either of the Transfers described in subparagraphs (1) or (2) of this Section 14.1G without first obtaining Landlord’s prior written consent and without Landlord having the right to receive any part of any Subrent resulting therefrom that would otherwise be due it pursuant to Section 14.1D, provided that such Transfer must comply with each of the following conditions: (i) within ten (10) days after the Transfer, Tenant shall give Landlord written notice of the Transfer, which notice shall be accompanied by such documents or information as is reasonably necessary to substantiate that

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the proposed Transfer falls within the parameters of this Section 14.1G, including financial statements of the transferee; (ii) within ten (10) days after the Transfer. Tenant shall give Landlord a fully executed copy of the assignment or other conveyance or transfer document, in a commercially reasonable form evidencing the Transfer and, in the case of an assignment of this Lease, contains the agreement of the proposed transferee to assume all obligations of Tenant under this Lease with respect to the Lease and to remain jointly and severally liable therefor with Tenant; (iii) no such Transfer shall release Tenant from its obligations under this Lease; and (iv) Tenant shall pay Landlord’s reasonable attorneys’ fees and costs incurred in connection with any such Transfer (provided that such costs and fees shall not exceed One Thousand Five Hundred Dollars ($ 1,500.00) per transaction provided that Tenant has provided Landlord with all information required by this Lease regarding such Transfer in one single submittal):

(1) An assignment by Tenant of its interest in this Lease to a corporation which results from a merger, consolidation or other reorganization so long as the surviving corporation has a net worth at the time of such assignment that is equal to or greater than the net worth of Tenant immediately prior to such transaction; or

(2) An assignment by Tenant of this Lease to a corporation which purchases or otherwise acquires all or substantially all of the assets of Tenant, so long as such acquiring corporation has a net worth at the time of such assignment that is equal to or greater than the net worth of Tenant immediately prior to such transaction.

14.2 Transfer By Landlord. Landlord and its successors in interest shall have the right to transfer their interest in this Lease and the Project at any time and to any person or entity. In the event of any such transfer, so long as the successor to Landlord’s interest in this Lease and the Project assumes in writing Landlord’s obligations under this Lease, the Landlord originally named herein (and, in the case of any subsequent transfer, the transferor) from the date of such transfer, shall be automatically relieved, without any further act by any person or entity, of all liability for the performance of the obligations of the Landlord hereunder which may accrue after the date of such transfer. After the date of any such transfer, the term “Landlord” as used herein shall mean the transferee of such interest in the Premises.

14.3 Permitted Occupancy by Certain Business Partners.

(a) Tenant shall have the right, from time to time, to allow one or more specifically-identified entities with whom Tenant is doing business or who are part of a joint venture with Tenant (“Business Partners”) to share with Tenant the use of a portion of the Premises, provided that Tenant shall provide Landlord with at least ten (10) business days advance written notice of the any such Business Partner’s planned occupancy, which notice shall specifically identify the subject Business Partner and confirm the actual business relationship between Tenant and the subject Business Partner, and provided that such shared occupancy shall be subject to the following terms and conditions:

(i) None of such Business Partners pays rent or other compensation for the use of such space;

(ii) No separate entrances or demising walls shall be constructed in

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connection with such use;

(iii) Such Business Partners shall have no rights under this Lease other than the ability to occupy the portion of the Premises as permitted hereby and subject to the provisions hereof and Landlord shall have no obligation to such Business Partners under this Lease or for any reason whatsoever in connection with the use or occupancy of the Premises (including no obligation to provide any notices of any kind to any such Business Partner or to respond to such Business Partner’s requests for services, it being understood that all requests for services to be provided by Landlord pursuant to this Lease shall be communicated to Landlord by Tenant and not by any Business Partner or other third party);

(iv) Such Business Partners shall be bound by all of the terms and conditions of this Lease and shall use the Premises only in conformity with all applicable provisions of this Lease;

(v) Any breach of this Lease by a Business Partner shall constitute a breach by Tenant under this Lease, any act or omission of a Business Partner shall constitute the act or omission of Tenant under this Lease and, without limiting the foregoing, any insurance policies required to be maintained by Tenant hereunder shall insure against any injury or damage caused by any of the Business Partners as if such Business Partner was an employee of Tenant (and, at Landlord’s request, Tenant shall provide Landlord with evidence as may be reasonably required by Landlord to confirm such insurance coverage);

(vi) Any occupancy of the Premises by the Business Partner shall automatically terminate upon expiration or earlier termination of this Lease;

(vii) No such occupancy of the Premises by a Business Partner shall operate as a consent or approval by Landlord to any assignment of all or any portion of this Lease or to any subletting or to any further shared occupancy arrangement except as expressly permitted in accordance with the terms of this Lease; and

(viii) No such occupancy of the Premises by a Business Partner, regardless of the duration, extent or other characteristics thereof, shall release Tenant from any liability under this Lease for any reason.

15.	General Provisions.

15.1 Landlord’s Right to Enter. Landlord and its Agents may enter the Premises at any reasonable time after giving at least twenty-four (24) hours’ prior notice to Tenant (and immediately in the case of emergency) for the purpose of: (i) inspecting the same; (ii) posting notices of non-responsibility; (iii) supplying any service to be provided by Landlord to Tenant; (iv) showing the Premises to prospective purchasers, mortgagees or tenants; (v) making necessary alterations, additions or repairs; (vi) performing Tenant’s obligations when Tenant has failed to do so after written notice from Landlord; (vii) placing upon the Premises ordinary “for lease” signs (but only during the last six months of the Lease Term) or “for sale” signs; and (viii) responding to an emergency. Landlord shall have the right to use any and all means Landlord may deem necessary and proper to enter the Premises in an emergency. Any

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entry into the Premises obtained by Landlord in accordance with this Section 15.1 shall not be a forcible or unlawful entry into, or a detainer of, the Premises, or an eviction, actual or constructive, of Tenant from the Premises. In connection with any entry into the Premises by Landlord, Landlord’s Agents, or any third party brought by Landlord or Landlord’s Agents into the Premises, (a) Landlord agrees to collect a duly executed nondisclosure agreement in the form attached hereto as Exhibit J (“Tenant’s Form Nondisclosure Agreement”) prior to permitting any such person or entity to enter the Premises (it being understood that if an entity signs a Tenant’s Form Nondisclosure Agreement, all employees and agents of such entity shall be covered by such Tenant’s Form Nondisclosure Agreement for the Term), (b) Tenant may reasonably restrict access to any visitor whom Landlord intends to bring onto the Premises if Tenant determines that allowing such person potential exposure to Tenant’s proprietary and confidential information within the Premises would be detrimental to Tenant’s business interests (and Tenant hereby waives any claims it may have against Landlord as a result of Landlord’s inability to perform or delay in performing any obligations as a result of Tenant’s election to so restrict access), (c) except in an Emergency where necessary to prevent imminent damage to persons or property, Tenant shall have the right to escort Landlord or any of Landlord’s Agents or any third party while in the Premises; and (d) Tenant shall have the right to designate certain “secure areas” that Landlord and Landlord’s Agents shall not have the right to enter except in the event of Emergency as described above (and Tenant hereby waives any claims it may have against Landlord as a result of Landlord’s inability to perform or delay in performing any obligations as a result of Tenant’s election to so restrict access). This Section 15.1 applies only during the Term.

15.2 Surrender of the Premises. Upon the expiration or sooner termination of this Lease, Tenant shall vacate and surrender the Premises to Landlord in substantially the same condition as existed at the Commencement Date, except for (i) reasonable wear and tear, (ii) damage caused by any Peril or condemnation, (iii) contamination by Hazardous Materials for which Tenant is not responsible pursuant to Section 7.2A or Section 7.2B, and (iv) any damage caused by Landlord and Landlord’s Agents. In this regard, normal wear and tear shall be construed to mean wear and tear caused to the Premises by the natural aging process and reasonable use which occurs in spite of prudent application of reasonable standards for maintenance, repair and janitorial practices, and does not include items of neglected or deferred maintenance. If Landlord so requests, Tenant shall, prior to the expiration or sooner termination of this Lease, (i) remove any Tenant’s Alternations which Landlord has the right to require Tenant to remove pursuant to Section 5.2 and repair all damage caused by such removal, and (ii) return the Premises or any part thereof to its original configuration existing as of the Commencement Date (provided that Tenant shall not be required to remove or to pay for the removal of the Tenant Improvements). If the Premises are not so surrendered at the termination of this Lease, Tenant shall be liable to Landlord for all costs incurred by Landlord in returning the Premises to the required condition, plus interest on all costs incurred at the Agreed Interest Rate. Tenant shall be liable to Landlord for any loss or liability resulting from delay by Tenant in so surrendering the Premises, including, without limitation, any losses to Landlord due to lost opportunities to lease to succeeding tenants.

15.3 Holding Over. No holding over by Tenant shall operate to extend the Lease Term. If Tenant remains in possession of the Premises after expiration or termination of

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this Lease: (i) Tenant shall become a tenant at sufferance upon all the applicable terms and conditions of this Lease, except that Base Monthly Rent shall be increased to equal one hundred fifty percent (150%) of the Base Monthly Rent payable immediately prior to such holding over for the first thirty (30) days of such holding over and shall be increased to equal two hundred percent (200%) of the Base Monthly Rent payable immediately prior to such holding over for any period thereafter; (ii) Tenant shall indemnify, defend, protect and hold harmless Landlord and any tenant to whom Landlord has leased all or part of the Premises, from any and all Claims, including loss of rent to Landlord or additional rent payable by such tenant, suffered or incurred by Landlord or such tenant resulting from Tenant’s failure timely to vacate the Premises; and (iii) such holding over by Tenant shall constitute an Event of Tenant’s Default. Landlord’s acceptance of Rent if and after Tenant holds over shall not convert Tenant’s tenancy at sufferance to any other form of tenancy or result in a renewal or extension of the Term of this Lease, unless otherwise specified by notice from Landlord to Tenant.

15.4 Subordination. The following provisions shall govern the relationship of this Lease to any Security Instrument:

A. This Lease is subject and subordinate to all Security Instruments existing as of the Effective Date. However, if any Lender so requires, this Lease shall become prior and superior to any such Security Instrument.

B. At Landlord’s election, but subject to the terms set forth in subsections (C) of this Section 15.4, this Lease shall become subject and subordinate to any Security Instrument created after the Effective Date. Notwithstanding such subordination, Tenant’s right to quiet possession of the Premises shall not be disturbed so long as no Event of Tenant’s Default then exists under this Lease, unless this Lease is otherwise terminated pursuant to its terms.

C. Tenant shall upon request execute any document or instrument reasonably required by any Lender to make this Lease either prior or subordinate to a Security Instrument, which may include such other matters as the Lender customarily and reasonably requires in connection with such agreements, provided that any such document or instrument shall be on commercially reasonably terms, including the agreement by the Lender not to disturb Tenant so long as no Event of Tenant’s Default then exists under this Lease. Tenant’s failure to execute any such document or instrument within ten (10) business days after written demand therefor shall constitute an Event of Tenant’s Default.

D. Concurrently with its execution of this Lease, Tenant shall execute, acknowledge and deliver to Landlord a subordination, nondisturbance and attornment agreement (“SNDA”) in the form attached hereto as Exhibit G, and, concurrently with its execution of this Lease, Landlord shall deliver such SNDA, executed by Landlord and Comerica Bank, which is the only existing Lender with a Security Interest, to Tenant.

15.5 Mortgagee Protection and Attornment. In the event of any default on the part of the Landlord, Tenant will use reasonable efforts to give notice by registered mail to any Lender whose name has been provided to Tenant and shall offer such Lender a reasonable

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opportunity to cure the default, including time to obtain possession of the Premises by power of sale or judicial foreclosure or other appropriate legal proceedings, if such should prove necessary to effect a cure. Tenant shall attorn to any purchaser of the Premises at any foreclosure sale or private sale conducted pursuant to any Security Instrument encumbering the Premises, or to any grantee or transferee designated in any deed given in lieu of foreclosure.

15.6 Estoppel Certificates and Financial Statements.

A. At all times during the Lease Term, Tenant shall, at Landlord’s request, promptly execute and deliver to Landlord (or any lender or prospective purchaser of the Building), within ten (10) business days following delivery of such request, an estoppel certificate: (i) certifying that this Lease is unmodified and in full force and effect or, if modified, stating the nature of such modification and certifying that this Lease, as so modified, is in full force and effect, (ii) stating the date to which the rent and other charges are paid in advance, if any, (iii) acknowledging that there are not, to Tenant’s knowledge, any uncured defaults on the part of any party hereunder or, if there are uncured defaults, specifying the nature of such defaults, and (iv) certifying such other factual information about this Lease as may be reasonably required by Landlord. A failure to deliver an estoppel certificate within fifteen (15) days after delivery of a request therefor shall be a conclusive admission that, as of the date of the request for such statement: (i) this Lease is unmodified except as may be represented by the requesting party in said request and is in full force and effect, (ii) there are no uncured defaults in the requesting party’s performance, and (iii) no rent has been paid more than thirty (30) days in advance. Tenant’s certifications are, however, made solely to estop Tenant from asserting to a purchaser or lender facts or claims contrary to those stated; an estoppel certificate does not constitute an independent contractual undertaking or constitute representations, warranties or covenants or otherwise have legal effect except as an estoppel to the extent specified above, or modify in any way, Tenant’s relationship, obligations or rights vis-a-vis Landlord.

B. Within ten (10) business days after Landlord’s request, but not more frequently than once per calendar year, Tenant shall deliver to Landlord the then-current financial statements of Tenant (including a balance sheet and profit and loss statement for the most recent prior fiscal year for which annual statements are available and financial statements for interim periods following the end of the last fiscal year for which annual statements are available), together with a certificate of Tenant’s auditor (or if audited financial statements are not available, then a certificate of Tenant’s Chief Financial Officer) to the effect that such financial statements were prepared in accordance with generally accepted accounting principles consistently applied and fairly present the financial condition and operations of Tenant as of the date set forth in such statements.

C. Landlord agrees to keep strictly confidential any confidential financial information given by the Tenant to the Landlord regarding Tenant and its business operations and all other information of whatever nature provided by or disclosed by the Tenant to Landlord concerning Tenant that is identified by Tenant as confidential (collectively, the “Confidential Information”). Landlord agrees that the Confidential Information shall be kept confidential by Landlord and its affiliates, agents, attorneys, accountants and representatives (collectively, “Representatives”), and that Landlord shall not disclose the Confidential

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Information to any third parties without the prior written consent of the Tenant other than to Landlord’s lenders and potential lenders, investors, potential purchasers, and other third parties who need to know such information for the purpose of evaluating such information or the Project or assisting Landlord in performing its obligations hereunder and/or in connection with Landlord’s ownership, operation and management of the Project. Landlord shall inform all such parties of the confidential nature of such information and shall ensure that its Representatives adhere to the terms of this paragraph.

15.7 Standards of Performance and Approvals. Unless otherwise provided in this Lease, whenever approval, consent or satisfaction (collectively, an “approval”) is required of a party pursuant to this Lease or an Exhibit hereto, such approval shall not be unreasonably withheld or delayed. Unless provision is made for a specific time period, approval (or disapproval) shall be given within ten (10) business days after receipt of the request for approval. Nothing contained in this Lease shall limit the right of a party to act or exercise its business judgment in a subjective manner with respect to any matter as to which it has been (i) specifically granted such right, (ii) specifically granted the right to act in its sole discretion or sole judgment, or (iii) specifically granted the right to make a subjective judgment hereunder, whether “objectively” reasonable under the circumstances, and any such exercise shall not be deemed inconsistent with any covenant of good faith and fair dealing implied by law to be part of this Lease. The parties have set forth in this Lease their entire understanding with respect to the terms, covenants, conditions and standards pursuant to which their obligations are to be judged and their performance measured, including the provisions of this Lease with respect to assignments and sublettings.

15.8 Notices; Tenant’s Agent for Service. All notices, approvals, consents, demands and other communications from one party to the other given pursuant to this Lease shall be in writing and shall be made by personal delivery, by use of a reputable courier service or by deposit in the United States mail, certified, registered or express, postage prepaid and return receipt requested. Notices shall be addressed if to Landlord, to Landlord’s Address for Notices in the Summary, and if to Tenant, to Tenant’s Address. Landlord and Tenant may each change their respective addresses from time to time by giving written notice to the other of such change in accordance with the terms of this Section, at least ten (10) days before such change is to be effected; provided, however, that any such address shall be a street address (and not a post office box). Any notices given in accordance with this Section shall be deemed to have been given (i) on the date of personal delivery, or (ii) on the earlier of the date of delivery or attempted delivery (as shown by the courier service delivery record or return receipt) if sent by courier service or mailed.

15.9 Costs and Expenses.

A. If either party shall commence suit to enforce the terms of this Lease or concerning the meaning or interpretation of any provision of this Lease, then the party the party not prevailing in such suit shall pay any and all costs and expenses incurred by the other party on account of such failure and/or in enforcing or establishing its rights hereunder, including, without limitation, court costs and reasonable attorneys’ fees and disbursements. Any such attorneys’ fees and other expenses incurred by either party in enforcing a judgment in its favor under this Lease shall be recoverable separately from and in addition to any other amount

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included in such judgment, and such attorneys’ fees obligation is intended to be severable from the other provisions of this Lease and to survive and not be merged into any such judgment.

B. Without limiting the generality of Section 15.9A above, if Landlord utilizes the services of an attorney to file suit for the purpose of collecting any Rent due and unpaid by Tenant or in connection with Tenant’s failure to perform any of its obligations hereunder, Tenant agrees to pay Landlord actual attorneys’ fees as determined by Landlord for such services. In addition, Tenant also shall pay all reasonable attorneys’ fees and costs and other fees and costs that Landlord incurs in enforcing, defending, or otherwise protecting Landlord’s rights under this Lease in any voluntary or involuntary bankruptcy case, assignment for the benefit of creditors, receivership action, or other insolvency, liquidation, or reorganization proceeding involving Tenant and/or this Lease.

15.10 Corporate Authority. If Tenant is a corporation (or partnership), each individual executing this Lease on behalf of Tenant represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of such corporation in accordance with the by-laws of such corporation (or partnership in accordance with the partnership agreement of such partnership) and that this Lease is binding upon such corporation (or partnership) in accordance with its terms. Each of the persons executing this Lease on behalf of a corporation does hereby covenant and warrant that the party for whom it is executing this Lease is a duly authorized and existing corporation, that it is qualified to do business in California, and that the corporation has full right and authority to enter into this Lease.

15.11 Miscellaneous. Should any provision of this Lease prove to be invalid or illegal, such invalidity or illegality shall in no way affect, impair or invalidate any other provision hereof, and such remaining provisions shall remain in full force and effect. Time is of the essence with respect to the performance of every provision of this Lease in which time of performance is a factor. The captions used in this Lease are for convenience only and shall not be considered in the construction or interpretation of any provision hereof Any executed copy of this Lease shall be deemed an original for all purposes. This Lease shall, subject to the provisions regarding assignment, apply to and bind the respective heirs, successors, executors, administrators and assigns of Landlord and Tenant. “Party” shall mean Landlord or Tenant, as the context implies. If Tenant consists of more than one person or entity, then all members of Tenant shall be jointly and severally liable hereunder. This Lease shall be construed and enforced in accordance with the laws of the State of California. The language in all parts of this Lease shall in all cases be construed as a whole according to its fair meaning, and not strictly for or against either Landlord or Tenant. When the context of this Lease requires, the neuter gender includes the masculine, the feminine, a partnership or corporation or joint venture, and the singular includes the plural. The terms “shall”, “will” and “agree” are mandatory. The term “may” is permissive. When a party is required to do something by this Lease, it shall do so at its sole cost and expense without right of reimbursement from the other party unless a provision of this Lease expressly requires reimbursement. Where a party hereto is obligated not to perform any act, such party is also obligated to restrain any others within its control from performing said act, including the Agents of such party. Landlord shall not become or be deemed a partner or a joint venturer with Tenant by reason of the provisions of this Lease.

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15.12 Brokerage Commissions. Each party hereto (a) represents and warrants to the other that it has not had any dealings with any real estate brokers, leasing agents or salesmen, or incurred any obligations for the payment of real estate brokerage commissions or tinder’s fees which would be earned or due and payable by reason of the execution of this Lease, other than to the Retained Real Estate Broker described in the Summary, and (b) agrees to indemnify, defend, and hold harmless the other party from any claim for any such commission or fees which result from the actions of the indemnifying party. Landlord shall be responsible for the payment of any commission owed to the Retained Real Estate Broker if there is a separate written commission agreement between Landlord and the Retained Real Estate Broker for the payment of a commission as a result of the execution of this Lease.

15.13 Force Majeure. Notwithstanding anything contained in this Lease to the contrary, if Landlord is unable to perform or delayed in performing any of its obligations under this Lease on account of strikes, lockouts, inclement weather, labor disputes, inability to obtain labor, materials, fuels, energy or reasonable substitutes therefor, governmental restrictions, regulations, controls, actions or inaction, civil commotion, fire or other acts of God, national emergency, acts of war or terrorism or any other cause of any kind beyond the reasonable control of Landlord (except financial inability) (collectively, “Force Majeure”), Landlord shall not be in default under this Lease and such inability or delay shall in no way constitute a constructive or actual eviction of Tenant nor entitle Tenant to terminate this Lease or receive any abatement of Rent, except as expressly provided otherwise in this Lease.

15.14 Entire Agreement. This Lease constitutes the entire agreement between the parties, and there are no binding agreements or representations between the parties except as expressed herein. Tenant acknowledges that neither Landlord nor Landlord’s Agents has made any legally binding representation or warranty as to any matter except those expressly set forth herein, including any warranty as to (i) whether the Premises may be used for Tenant’s intended use under existing Law, (ii) the suitability of the Premises or the Project for the conduct of Tenant’s business, or (iii) the condition of any improvements. There are no oral agreements between Landlord and Tenant affecting this Lease, and this Lease supersedes and cancels any and all previous negotiations, arrangements, brochures, agreements and understandings, if any, between Landlord and Tenant or displayed by Landlord to Tenant with respect to the subject matter of this Lease. This instrument shall not be legally binding until it is executed by both Landlord and Tenant. No subsequent change or addition to this Lease shall be binding unless in writing and signed by Landlord and Tenant.

15.15 Anti-Terrorism Law. Each party (the “Representing Party”) represents to the other party (the “Recipient”) that the Representing Party is not in violation of any AntiTerrorism Law, and that it is not, as of the date hereof: (i) conducting any business or engaging in any transaction or dealing with any Prohibited Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Prohibited Person; (ii) dealing in, or otherwise engaging in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224; or (iii) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate any of the prohibitions set forth in, any Anti-Terrorism Law. In addition, each Representing Party represents to the Recipient that to its knowledge, neither the

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Representing Party nor any of its affiliates, officers, directors, shareholders, members or lease guarantor, as applicable, is a Prohibited Person. If at any time any of the foregoing representations becomes false, it shall be considered a material default under this Lease.

15.16 Bankruptcy of Tenant. For purposes of Section 365(f)(2)(B) of the Bankruptcy Code (11 U.S.C. §365(f)(2)(B)), the parties agree that the term “adequate assurance of future performance” with respect to any assumption or assignment of this Lease shall include, but not be limited to, the following:

(a) In order to ensure Landlord that the proposed assignee will have the resources with which to pay all Rent payable pursuant to the terms hereof, any proposed assignee must have, as demonstrated to Landlord’s reasonable satisfaction, a net worth (defined in accordance with generally accepted accounting principles consistently applied) equal to the greater of (i) the net worth of Tenant at the time this Lease was executed, or (ii) a net worth consistent with the standards customarily applied by Landlord with respect to comparable tenancies in the Building.

(b) Any proposed assignee must have been engaged in the conduct of business for the five (5) years prior to any such proposed assignment, which business must be consistent with the Permitted Use specified in the Summary.

(c) At Landlord’s option, the proposed assignee must provide, in favor of Landlord, a letter of credit and/or a cash security deposit or other security for the performance of the obligations to be performed by Tenant or such assignee hereunder, equal to at least twelve (12) months’ Base Monthly Rent.

15.17 Rent Not Based on Income. No Rent or other payment in respect of the Premises shall be based in any way upon net income or profits from the Premises. Tenant may not enter into or permit any sublease or license or other agreement in connection with the Premises which provides for a rental or other payment based on net income or profit.

15.18 Counterparts. This Lease may be executed in counterpart. All such executed counterparts shall constitute the same agreement, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

15.19 Equipment Financing. Landlord acknowledges Tenant’s intent to finance and to secure under the Uniform Commercial Code, inventory, furnishings, furniture, equipment, machinery, leasehold improvements and other personal property located in or at the Premises. Provided that no Event of Tenant’s Default is then outstanding, Landlord shall, within a reasonable time following Tenant’s written request thereof, and at Tenant’s sole cost and expense, execute and deliver a consent to such financing on Landlord’s standard form or such other commercially reasonable form as may be approved by Landlord in its reasonable discretion. Tenant shall pay to Landlord all reasonable costs and expenses, including attorneys’ fees and disbursements, incurred by Landlord in connection with any request by Tenant described in this Section.

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15.20 Antenna. Landlord acknowledges that Tenant has notified Landlord that Tenant, at Tenant’s sole expense, desires to install and maintain a satellite dish and related equipment (“Antenna”) on the roof of the Building during the Term of this Lease in a location mutually acceptable to Landlord and Tenant and subject to strict compliance with all applicable Laws. Although the provisions of this Lease regarding Alterations otherwise apply only to Alterations within the Premises, Landlord agrees to review Tenant’s request for such rooftop installation in accordance with such provisions. Tenant shall at all times own the Antenna unless otherwise agreed by Tenant. As between Landlord and Tenant, Tenant shall be responsible for repair and maintenance of the Antenna at all times. Landlord makes no warranties or representations to Tenant as to the permissibility of an Antenna on the Building under applicable Laws. Tenant shall be required to obtain all governmental permits, consents or authorizations necessary for the erection and operation of the Antenna. If installation of the Antenna requires any roof penetrations, Tenant shall use a contractor approved by Landlord and shall cause such work to be done in a manner that will preserve any roof warranty held by Landlord. Upon the expiration or earlier termination of this Lease, Tenant, at its sole cost and expense, shall remove the Antenna and restore the point of attachment to a clean, sealed condition. Additional terms and conditions may be included as a condition of Landlord’s approval of the specific Antenna proposed by Tenant.

15.21 Telephone Service and Network Connectivity. Landlord shall, at no additional cost to Tenant or Landlord, allow Tenant and its telecommunications services providers (“Carriers”) to access the Project and Building for purposes of installing, testing, monitoring and maintaining telephone and network connectivity to the Premises. Such activities may include, but are not limited to (a) allowing each of Tenant’s Carriers to install a fiber distribution panel within the Building for purposes of providing connectivity to the Premises; (b) granting Tenant’s Carriers access to and use of existing easement areas and telecommunications ducts, risers, closets, and conduits serving the Building and the Premises; (c) allowing Tenant and its Carriers to install, monitor, and maintain equipment within the Building for purposes of providing, receiving and monitoring telephone and network connectivity to the Premises; and (d) allowing Tenant and its Carriers to install conduit, cabling, fiber, and other telecommunications lines on the Project as reasonably approved by Landlord and in compliance with any of Landlord’s applicable O&M plans. Notwithstanding the foregoing, Landlord and Tenant acknowledge that Landlord’s agreements set forth above in this Section shall be subject to additional commercially reasonably terms and conditions to be included in an easement, right of entry agreement, or similar agreement that shall be subject to Landlord’s reasonable approval and shall be entered into by and between Landlord and each such Carrier as a condition of Landlord’s agreement to allow such Carrier to access the Building, make installations and otherwise provide telecommunications services to the Project and Building by such Carrier.

15.22 Disclosure as to Environmental Conditions and Hazardous Materials. Prior to Tenant’s execution of this Lease, Landlord has delivered to Tenant that certain “Intrusive Earthwork Guidance Plan; Cypress Business Park; 625-685 Clyde Avenue, Mountain View, CA, dated February 8, 2011”, prepared by PES Environmental, Inc. (the “Safety Plan”). The purpose of the Safety Plan, among other things, is (a) to manage intrusive earthwork activities at the Project that may occur in the future, (b) to provide an overview of subsurface environmental conditions at the Project; (c) to describe regulated activities to which the Safety Plan applies; (d) to establish procedures to be followed prior to commencement of regulated

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activities and soil management procedures so that potentially hazardous materials, if encountered, are handled, managed and disposed in accordance with applicable regulatory requirements. Appendix A to the Safety Plan includes historical documents regarding environmental conditions at the Project and other documents regarding current environmental conditions, including, without limitation, a Phase I Environmental Site Assessment and an “Asbestos Operation & Maintenance Program; Cypress Business Park; 625-685 Clyde Avenue, Mountain View, CA, dated September 11, 2008”, prepared by PES Environmental, Inc. (the “2008 Asbestos O&M Plan”). Although no known asbestos was identified in the Premises by Landlord’s consultants at the time of the preparation of the 2008 Asbestos O&M Plan, Landlord’s environmental consultants undertook further testing in the days immediately preceding the execution of this Lease by Tenant in preparation for commencement of construction of Tenant Improvements and such testing resulted in identification of limited amounts of asbestos-containing materials (“ACM”) in certain mastic located beneath floor tiles in certain limited areas of the Premises, which has been disclosed to Tenant. Landlord shall be responsible, as part of Landlord’s obligation to perform the Tenant Improvements, at Landlord’s cost, to remove or otherwise encapsulate such identified ACM in the Premises to the extent required to comply with Laws. To the extent applicable, Tenant is required to adhere to the Safety Plan and the 2008 Asbestos O&M Plan (as it may be amended, modified or superseded) throughout the Term. Tenant acknowledges that Tenant has received the asbestos notification letter attached to this Lease as Exhibit J hereto that was prepared in connection with the 2008 O&M Plan; Landlord’s consultants are preparing an updated asbestos notification letter and disclosure regarding the result of its additional asbestos testing in the Premises and such items shall be delivered to Tenant within one week after the Effective Date.

15.23 Quiet Enjoyment. So long as Tenant is in compliance with the covenants and conditions set forth in this Lease, Tenant shall have the right to quiet enjoyment of the Premises during the Term hereof without hindrance or interference from Landlord or those claiming through Landlord, subject to the covenants and conditions set forth in this Lease and the Private Restrictions.

15.24 Existing Furniture. Beginning on the Early Access Date and thereafter through the Expiration Date, Tenant shall have the right to use the existing furniture that is owned by Landlord and that is located in the Premises as of this Lease Date (“Existing Furniture”). An inventory of the Existing Furniture is attached hereto as Exhibit I. Landlord makes no representation or warranty regarding the condition of the Existing Furniture or any other matters pertaining to the Existing Furniture and Tenant acknowledges that the Existing Furniture is being made available to Tenant on an “as is” basis and that Landlord has no obligations with respect thereto. Tenant shall surrender the Existing Furniture to Landlord at the expiration or earlier termination of the Term in the same condition as when received, reasonable wear and tear and damage by casualty excepted. Tenant hereby agrees to indemnify, defend and hold harmless Landlord from and against any and all Claims suffered or incurred by reason of the presence of the Existing Furniture in the Premises or the use thereof on or after the date hereof. If Tenant requests that Land lord remove any of the Existing Furniture from the Premises within thirty (30) days after the Early Access Date, Tenant shall submit a one-time written request for such removal, identifying with specificity the furniture to be removed, and Landlord shall remove such furniture no later than sixty (60) days after the Early Access Date and such

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furniture shall thereafter not be deemed to be part of the “Existing Furniture” for the purposes of this Section.

Signatures follow on next page.

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IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease with the intent to be legally bound thereby, to be effective as of the Effective Date.

LANDLORD:

MARTIN CBP ASSOCIATES, L.P.,
a Delaware limited partnership

By:	MARTIN/CYPRESS, LLC, a California limited liability company Its: General Partner

	By:	TMG PARTNERS, a California corporation Its: Managing Member

		By:	/s/ Cathy Greenwold
		Name:	Cathy Greenwold
		Title:	Executive Vice President

Effective Date: February 14, 2011

TENANT:

VIOLIN MEMORY, INC.,
a Delaware corporation

By:	/s/ John Kapitula
Name:	JOHN KAPITULA
Title:	CFO

By:	/s/ Matt Barletta
Name:	Matt Barletta
Title:	VP Product Marketing

If Tenant is a CORPORATION, the authorized officers must sign on behalf of the corporation and indicate the capacity in which they arc signing. This Lease must he executed by the chairman of the board, president or vice-president, and the secretary, assistant secretary, the chief financial officer or assistant treasurer, unless the bylaws or a resolution of the hoard of directors shall otherwise provide, in which event a certified copy, of the bylaws or a certified copy of the resolution, as the case may be, must be attached to this Lease.

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EXHIBIT 10.5

EMPLOYMENT AGREEMENT

AGREEMENT, dated as of May 3, 2012, between Violin Memory, Inc., a Delaware corporation (the “Company”), and Dr. Donald G. Basile (the “Executive”).

The Company wishes to secure the services of the Executive, on and subject to the terms and conditions set forth in this Agreement, and the Executive is willing to provide such services on and subject to the terms and conditions set forth in this Agreement.

The parties therefore agree as follows:

•

Term of Services. The Executive’s “term of employment,” as this phrase is used throughout this Agreement, shall be for the period beginning on the date hereof and ending the third anniversary thereof, subject, however, to earlier termination as expressly provided herein; provided that this Agreement shall automatically be renewed on the same terms and conditions for successive one year terms (the term of employment and, if the period of employment is so renewed, such additional periods of employment are collectively referred to herein as the “term of employment” ) unless terminated by written notice given by either party to the other at least 90 days prior to the end of the applicable term of employment.

•

Employment. The Company shall, during the term of employment, employ the Executive, and the Executive shall serve, as President and Chief Executive Officer of the Company. During the term of employment, the Executive shall have the functions, duties, powers and responsibilities as the Company may from time to time delegate to the Executive. The Executive agrees, subject to his election as such and without additional compensation, to serve as a director and as a member of any committee of the Board of Directors of the Company to which he may be elected from time to time. During the term of employment, the Executive shall devote his full time and best efforts during normal business hours to the business and affairs of the Company (except during vacations or while ill). Executive represents and warrants that (a) he is under no obligations or commitments, whether contractual or otherwise, that are inconsistent with his obligations under this Agreement; (b) he will not use or disclose, in connection with the services rendered hereunder, any trade secrets or other proprietary information or intellectual property of any third party; and (c) the performance of his obligations under this Agreement will not infringe or violate the rights of any third party.

•	Place of Employment. The Executive’s principal place of employment shall be northern California, subject to such reasonable travel as the rendering of the services hereunder may require.

•	Compensation: Other Agreements.

•

Base Salary. The Company shall pay or cause to be paid to the Executive, during the term of employment, a base salary at the rate of not less than $400,000 per annum (the “Base Salary”) on the Company’s standard payroll schedule. The Company may increase, but not decrease, the Base Salary at any time and from time to time during the term of employment.

•	Bonus. In addition to Base Salary, the Executive shall be entitled to receive an

1

annual cash bonus based on the performance of the Company and of the Executive. The Executive’s target bonus shall be 100% of the Executive’s Base Salary but the Executive acknowledges that his actual bonus will vary depending upon the performance of the Company and the Executive. The actual bonus paid will be at the discretion of the Board of Directors. The Company may increase, but not decrease, the target bonus at any time and from time to time during the term of employment.

•

Reimbursement. The Company shall pay or reimburse the Executive for all expenses incurred or paid by the Executive in the performance of his services hereunder upon presentation of expense statements or vouchers or such other supporting information as the Company may customarily require of its executives.

•

Vacation Policy. The Executive shall be entitled to paid vacation in accordance with the vacation policy of the Company; provided, however, that the Executive shall be entitled to at least four weeks paid vacation during the first year of the term of employment and at least four weeks paid vacation for each successive year of the term of employment.

•

Additional Equity. On the date hereof, Executive will be granted restricted stock units covering 5,000,000 shares of the Company’s common stock (the “RSUs”). In order to vest in the RSUs, there must be satisfied each of (i) a time-based requirement in respect of Executive’s service with the Company, and (ii) a liquidity event requirement, which must both occur prior to the expiration of the RSUs seven years from the date of grant. The time-based requirement may be satisfied by providing continuous services to the Company for a three-year period, with such requirement being satisfied with respect to 1/12th of the RSUs upon completion of each three-month period of continuous service after the date hereof; provided however that (i) in the event a Change in Control during Executive’s continuous service, the time-based requirement will be satisfied in full and (ii) in the event of a termination of this Agreement under the provisions of Section 7(a) or (b) below, the satisfaction of the time-based requirement will be determined by adding 18 months to Executive’s actual service. The liquidity event requirement may be satisfied upon either the occurrence of an initial public offering of the Company’s common stock, or a sale of the Company in which the Company’s stockholders receive cash or marketable securities.

•

Vesting of Prior Share Issuances. The Company covenants and agrees that all prior securities issued to the Executive (including, without limitation, all stock awards, options, warrants and similar equity rights but excluding the RSUs granted under Section 4.5 above) are fully vested and, in the case of options and/or warrants, are fully exercisable without any restriction or limitation and shall remain exercisable through their original terms with all rights.

•

Registration. The Company agrees that the Investors’ Rights Agreement to be entered into by the Company and its stockholders in the Series D Financing shall grant the Executive substantially similar registration rights in respect of all shares of common stock held by, or granted to, the Executive as those rights granted to the Company’s investors thereunder.

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•	Termination by the Company. The Company may terminate this Agreement if any one or more of the following shall occur:

•

The Executive shall die during the term of employment provided, however, that the Executive’s legal representatives shall be eligible to receive benefits pursuant to the Company’s standard benefits plan.

•

The Executive shall become physically or mentally disabled so that he is unable substantially to perform his services for (i) a period of 180 consecutive days, or (ii) for shorter periods aggregating 180 days during any twelve month period. Notwithstanding such disability the Company shall continue to receive pay if and as provided for by the Company’s standard benefits plan.

•

The Executive acts in a manner that provides Cause for termination. For the purposes of this Agreement, the term “Cause” means (i) the willful failure by the Executive of his duties hereunder; provided such willful failure remains uncured for a period of 30 days after written notice describing same is given to the Executive, (ii) the conviction of the Executive of any felony involving moral turpitude, or (iii) any act of fraud or embezzlement involving the Company.

•	Termination by the Executive. The Executive may terminate this Agreement on written notice to the Company if any one or more of the following shall occur (each an “Event of Termination”):

•	the loss of any material duties or authority by the Executive and such loss continues for 30 days after such loss first occurs.

•

a material breach of the terms of this Agreement by the Company and such breach continues uncured for 30 days after notice of such breach is first given; provided, however, it shall constitute an Event of Termination is such breach is for the payment of money and continues uncured for ten days after notice of such breach is given;

•

the Company shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property or the Company shall take any corporate action to authorize any of the actions set forth above in this subsection.

•

an involuntary petition shall be filed or an action or proceeding otherwise commenced against the Company seeking reorganization, arrangement or readjustment of the Company’s debts or for any other relief under the Federal bankruptcy code, as amended, or under any other bankruptcy or insolvency act or law, state or federal, now or hereafter existing and shall remain undismissed or unstayed for a period of 30 days;

•	a receiver, assignee, liquidator, trustee or similar officer for the Company or for all or any part of its property shall be appointed involuntarily;

•	a material breach by the Company of any other material agreement with the Executive and such breach continues for 30 days after notice of such breach is

3

first given; provided, however, it shall constitute an Event of Termination is such breach is for the payment of money and continues uncured for ten days after notice of such breach is given;

•	a Change in Control (as defined in Section 8) occurs; provided that the Executive gives notice of termination within 90 days after such occurrence;

•	The Executive is not the highest ranking executive officer of the Company with the power to appoint and remove all other employees of the Company; or

•	The Executive may terminate this Agreement at any time, for any reason or no reason.

•

Severance. If, (a) the Company terminates this Agreement without Cause or gives notice of nonrenewal pursuant to Section 1 or (b) the Executive terminates this Agreement pursuant to Section 6.1 though 6.8 (inclusive) then: (1) the Company shall pay the Executive, a lump sum cash payment (the “Severance Payment”) equal to the greater of (x) any remaining Base Salary payable during the term of employment in the term of employment and (y) an amount equal to the annual salary and maximum bonus for the current year of employment and (2) all stock options, Restricted Stock Units and stock awards (and similar equity rights) shall be subject to an accelerated vesting schedule, giving the Executive One and One Half Years (1.5 years) of additional employment credit (from the date of actual termination), and the vested portion of such stock options, Restricted Stock Units (with respect to the time-based requirement) and stock awards (and similar equity rights), taking such accelerated vesting schedule into account, shall become freely exercisable and free of all restrictions immediately prior to termination and remain freely exercisable through their original terms and free of all restrictions with all rights (other than with respect to the liquidity event requirement for vesting RSUs). In the event of termination of this Agreement by the Company by reason of the death or disability of the Executive the Company shall not be obligated to make the Severance Payment to the Executive if the Company provided the Executive at the time of such death or disability with both life insurance and disability insurance in amounts reasonably satisfactory to the Executive. After termination of employment for any reason other than death of the Executive, the Company shall continue to provide all benefits subject to COBRA at its expense for the maximum required COBRA period.

•

Change in Control. If there is a Change in Control at any time during the Term of this Agreement, (I) the Executive shall be paid as a lump sum (at the time the Executive gives written notice to the Company of such election) an amount equal to the sum of (i) the current Base Salary plus (ii) the target bonus for the most recently completed full year of employment and (II) all stock options, Restricted Stock Units (with respect to the time-based requirement) and stock awards (and similar equity rights) shall immediately vest. As used herein “Change in Control” means the occurrence of any of the following events: (i) any corporation, person or other entity makes a tender or exchange offer for shares of the Company’s capital stock pursuant to which such corporation, person or other entity acquires 50% or more of the issues and outstanding shares of the Company’s capital stock; (ii) the stockholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation or sell or otherwise dispose of substantially all of the

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Company’s assets; or (iii) any person within the meaning of Section 3(a)(9) or Section 13 (d)(3) of the Securities Exchange Act of 1934 acquires more than 50% of the Company’s issued and outstanding voting securities.

•

Benefits. During the term of employment the Executive shall be eligible to participate in any 401(K), pension, profitsharing, stock option, group insurance, hospitalization, medical, dental, accident, disability or similar plan or program of the Company now existing or established hereafter to the extent that he is eligible under the general provisions hereof at terms no less favorable than offered to any other executive of the Company. The Executive shall also be entitled to receive other benefits generally available to all executives of the Company at his level, to the extent that he is eligible therefor at terms no less favorable than offered to any other executive of the Company. Notwithstanding anything to the contrary in the Violin Memory, Inc. 2005 Stock Plan and /or Notice of Restricted Stock Unit Award, dated the date hereof, in the event of a consummation of a Change in Control of the Company, all stock, stock options, Restricted Stock Units (with respect to the time- based requirement), stock awards and similar equity rights granted to the Executive shall immediately vest and remain fully exercisable through their original term with all rights.

•

Notices. All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by reputable overnight courier, prepaid, or mailed firstclass, postage prepaid, by registered or certified mail, as follows (or to such other or additional address as either party shall designated by notice in writing to the other in accordance herewith):.

(i)	If to the Company:

Violin Memory, Inc.

Attention:

(i)	If to the Executive, to the address set forth on the records of the Company

•	General.

•

Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California applicable to agreements made and to be performed entirely in California.

•	Captions. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

•

Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements and understandings, written or oral, between the parties.

•

Representations. The Company represents and warrants to the Executive that this Agreement is legal, valid and binding of the Company, enforceable in accordance with its terms, and that the Company is not a party to any agreement or

5

understanding which would prevent the fulfillment by the Company of the terms of this Agreement. No representation, promise or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or be liable for any alleged representation, promise or inducement not so set forth.

•	Assignment. This Agreement and the Executive’s rights and obligations hereunder may not be assigned by the Executive. This Agreement will be binding on any successors or assigns of the Company.

•

Amendments; Waivers. This Agreement may be amended, modified, superseded, canceled, renewed or extended and the terms or covenants hereof may be waived only by written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect such party’s right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other terms or covenant contained in this Agreement.

•

Beneficiaries. Whenever this Agreement provides for any payment to the Executive’s estate, such payment may be made instead to such beneficiary or beneficiaries as the Executive may designate in writing filed with the Company. The Executive shall have the right to revoke any such designation and to redesignate a beneficiary or beneficiaries by written notice to the Company (and to any applicable insurance company) to such effect.

•

Validity; No Mitigation. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. In the event of the termination of this Agreement by the Executive pursuant to Section 6, the Executive shall not be required to seek other employment in order to mitigate his damages hereunder, and, regardless of the period with respect to which paid, no compensation or other payments from any other employment, services or activity of the Executive shall be applied by the Company in reduction of or be payable or paid by the Company pursuant to this Agreement.

•

Indemnification. The Company shall indemnify Executive to the maximum extent permitted by applicable law, against any and all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being an officer, director or employee of the Company or any of any subsidiary or affiliate of the Company. The Company shall provide, at its expense, Directors and Officers insurance for the Executive in amounts reasonably satisfactory to the Executive. If the Executive institutes any legal action or arbitration to enforce his rights under, or to recover damages for breach of, this Agreement, and the Executive prevails, he shall be entitled to recover from the Company any actual expenses for attorney’s fees and disbursements incurred by him. During the pendency of any litigation, arbitration or other proceeding the Company shall pay all

6

attorneys’ fees, costs and expenses (including disbursements) as incurred by the Executive based upon, arising out of, or otherwise in respect of any dispute arising under or in any way related to this Agreement, subject to the Executive’s obligation to repay the same, without interest, if the Company prevails. If any payment or benefit made to or in respect of the Executive pursuant to this Section 11.9 becomes subject to any tax, the Company shall make a special payment to him sufficient, on an after-tax basis (taking into account federal, state and local taxes and related interest and penalties), to put him in the same position as would have been the case had no such taxes been applicable to any payments or benefits provided in this subsection.

•

Excise Tax. If any payments made to or in respect of the Executive this Agreement, or otherwise in respect of his employment by the Company, become subject to the excise tax described in the Internal Revenue Code of 1986, as amended, section 4999 (or any successors thereto), the Company shall make a special payment to him sufficient, on an after tax basis (taking into account federal, state and local taxes and related interest and penalties), to put him in the same position as would have been the case had no such excise taxes been applicable to any payments or benefits provided in this Agreement or otherwise in respect of the Executive’s employment by the Company. In addition, to the extent that the Executive is deemed, as a result of the grant of RSUs under Section 4.5, to incur any taxable income prior to such time as the Executive is vested in the RSUs, the Company shall make a special payment to the Executive sufficient, on an after tax basis (taking into account federal, state and local taxes and related interest and penalties), to put him in the same position as would have been the case had no such taxable income been incurred prior to such vesting.

•	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

•

Proprietary Information and Inventions Agreement. Executive’s employment is conditioned upon Executive executing the Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit A.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

VIOLIN MEMORY, INC.

By:	/s/ Mark Rosenblatt

Name: MARK ROSENBLATT
Title: Chairman

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Agreed to and accepted as of the date first above written

EXECUTIVE

/s/ Donald G. Basile
Name: Donald G. Basile

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Exhibit A

Proprietary Information and Inventions Agreement

9

EXHIBIT 10.6

June 22, 2009

Mr. Dixon Doll, Jr.

433 Clark Drive

San Mateo, CA 94402

Dear Dixon:

Violin Memory, Inc. (the “Company”) is pleased to offer you employment on the following terms:

1. Position. Your title will be Chief Operating Officer and you will report to the Company’s CEO. The Company’s Sales, Business development and Support Organization will report to the COO- This is a full-time position beginning on July 6, 2009. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2. Outside Activities. While you render services to the Company, you agree that you will not engage in any employment, consulting or other business activity in fee memory or storage technology industry without the prior written consent of the Company. While you render services to the Company, you also will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company.

3. Base Salary. The Company will pay you a starting salary at the rate of $240,000 per year, which will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. Your salary will accrue beginning on your first day of employment and you will receive regular salary payments according to the Company’s standard payroll practices. During your employment period, your annual base salary shall be reviewed at least annually by the Board of Directors and may be adjusted by the Board, which shall take into account, among other matters, your performance and the financial performance of the Company.

4. Employee Benefits. As a regular employee of the Company, you will be eligible to participate in Company-sponsored benefits offered to other full-time employees. In addition, you will be entitled to the greater of twenty (20) paid vacation days or the number of days as set forth in the Company’s vacation policy, as in effect from time to time. The company presently has a benefits plan administered under contract by TriNet, which enables employees to select which of a broad array of benefits best suit their needs, The Company presently provides either a ($700/month) contribution for benefits elected by employees, or a ($200/month) supplemental benefits waiver should employees prefer to employ health insurance and other benefits from outside the Company. This covers the majority of premium charges for each full-time employee, leaving co-payments and premiums relating to the extension of coverage for family members to the responsibility of the employee. The Company also has a 401(k) savings plan managed by Fidelity Investments. In the case of all benefit plans, the Company reserves the right to amend or terminate the plans at any time.

5. Stock Grant. Upon your acceptance of this offer and within 30 days after your start date, the Company’s Board of Directors will grant you 1,200,000 (One Million Two Hundred Thousand) shares of the Company’s common stock (hereby referred to as the Stock) at a price per share equal to the fair market value per share on the date the Stock is granted. The Stock will be subject to the terms and conditions of the Company’s stock plan and will be subject to repurchase by the Company, such repurchase right to lapse with respect to 1/36th of the Stock in equal monthly installments over your first 36 months of employment. You will be entitled to acceleration of the lapse in right to repurchase (i)

in the event of a Change in Control with respect to 33% of the Stock, as set forth in the Stock Purchase Agreement and (ii) in the event of a termination as set forth herein. The stock purchase will be evidenced by the Stock Purchase Agreement in the form attached to this letter as Exhibit A (the “Stock Purchase Agreement”).

6. Variable Compensation. Subject to Board approval, your target variable compensation shall be $110,000 per annum (to be pro rated for any partial year of employment). The bonus criteria shall be reviewed and approved at the end of each quarter and paid within 30 days at the end of each calendar year. You and the Board will meet at the beginning of each calendar year to set milestones and objectives and the annual bonus target for that calendar year. The determinations of the Board with respect to your bonus will be final and binding.

7. Proprietary Information and Inventions Agreement. You will be required to sign the Company’s standard Proprietary Information and Inventions Agreement.

8. Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and another executive officer of the Company, as approved by the Company’s Board of Directors.

9. Severance.

(a) If your employment is terminated by the Company without Cause or if you resign for Good Reason and a Separation occurs, you will receive, less applicable tax withholdings: (A) if such termination occurs subsequent the closing of the Series B Financing, (i) twelve (12) months of salary continuation payments in accordance with the Company’s standard payroll procedures at your base salary as then in effect, to commence within 30 days after the Release Deadline (as defined below) and upon commencement, to be retroactive to the date of your Separation and (ii) a pro-rata portion of your target annual bonus for the year in which your employment is terminated (pro-rated for the number of days you are employed during the annual bonus period in which your employment is terminated), payable in lump sum within 10 days following your date of termination and (B) if such termination occurs at any time after the commencement of your employment with the Company, (i) accelerated vesting equal to 50% of any outstanding option awards, restricted stock awards and equity awards and (ii) reimbursement for premiums paid for continued health benefits for you and your covered dependents under the Company’s health plans for twelve (12) months, payable when such premiums are due (provided you validly elect to continue coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”)). Notwithstanding the foregoing, the Company shall not be required to make salary continuation payments to you under this paragraph after the date on which you commence work for a company whose primary business is (or your primary responsibilities to will involve) solid state storage solutions.

(b) If your employment is terminated by the Company without Cause or if you resign for Good Reason and a Separation occur, and such termination occurs in connection with, immediately prior to, or within twelve (12) months following a Change in Control, then you will receive, less applicable tax withholdings; (i) twelve (12) months of your base salary as then in effect, payable in lump within 5 days following your date of termination; (ii) a lump sum payment equal to 100% of your target annual bonus for the year in which your employment is terminated, payable within 5 days of your termination date; (iii) accelerated vesting on one hundred percent (100%) of the shares subject to any outstanding option awards, restricted stock awards and equity awards; and (iv) reimbursement for premiums paid for continued health benefits for you and your covered dependents under the Company’s health plans for twelve (12) months, payable when such premiums are due (provided you validly elect to continue coverage under COBRA), Any benefit paid under this clause (b) shall be in lieu of, and not in addition to, the benefit contemplated in clause (a) above.

(c) You shall not be entitled to any payments under this Section 9 unless you (i) have returned all Company property in your possession, (ii) have resigned as a member of the Boards of Directors of the Company and all of its subsidiaries, to the extent applicable, and (iii) have executed the Company’s standard form of general mutual release of all claims that you may have against the Company or persons affiliated with the Company. You must execute and return the release on or before the date specified by the Company (the “Release Deadline”). The Release Deadline will in no event be later than 60 days after your Separation,

(d) Definitions. As used in this Agreement or in the Stock Option Agreement, the following terms have the following definitions:

(1) “Cause” shall mean:

(i)	The willful failure by you to perform your lawful duties as provided in this Agreement, provided such willful failure remains uncured for a period of 30 days alter written notice describing same is given to you;

(ii)	The conviction of any felony involving moral turpitude: or

(iii)	Any commission of fraud or embezzlement involving the Company.

(2) “Good Reason” shall mean the occurrence of one or more of the following conditions, without your consent and without remedy by the Company as described below;

(i)	a material reduction in your compensation, including but not limited to your level of base salary and annual bonus opportunity other than reductions approved by the Board that are applicable to all senior executives of the Company;

(ii)	a material reduction of your authority, duties, title, or responsibilities or a material change in your reporting structure;

(iii)	a material change in the geographic location at which you must perform services for the Company resulting in such location being in excess of fifty (50) miles from your residence of 433 Clark Drive, San Mateo CA;

(iv)	any other action or inaction by the Company that constitutes a material breach of the terms of this Agreement;

(v)	the failure of any successor-in-interest to assume all of the material obligations of the Company under this agreement; or

(vi)	a reduction in the kind or level of your benefits to which you were entitled immediately prior to such reduction, other than reductions approved by the Board that are applicable to all senior executives of the Company.

In addition, prior to any such voluntary resignation, you must provide notice to the Company of the existence of the one or more of the above Good Reason conditions within sixty (60) days of its occurrence of such condition and the Company must be provided at least Unity (30) days to remedy the condition, and you terminate employment within six (6) months from the date of occurrence of such condition or conditions.

(3) “Change in Control” For all purposes of this Agreement, a “Change in Control” shall have the meaning ascribed to such term in the Stock Purchase Agreement; provided that a transaction will only be considered a Change in Control for purposes of Section 9(b) if the transaction constitutes a change in ownership or effective control of the Company within the meaning of Code Section 409A and applicable Treasury Regulations.

(4) “Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

(5) “Series B Financing” means the closing by the Company, in one or more transactions consummated subsequent to June 29, 2009, of an aggregate of at least $6,000,000 in equity and/or debt financing.

10. Section 409A. For the purposes of Section 409A of the Code, each salary continuation payment under Section 9(a) is hereby designated as a separate payment. If the Company determines that you are a “specified employee” under Section 409A(a)(2)(B)(i) of the Code at the time of your Separation, then (i) any salary continuation payments to be made tinder Section 9, to the extent that they are subject to Section 409A of the Code, will commence during the seventh month after your Separation, with installments that would have been paid during the first six months after your Separation to paid in a lump sum when the salary continuation payments commence and (ii) any lump sum severance payments to be made under Section 9, to the extent that they are subject to Section 409A of the Code, will be made as of the seventh month after your Separation.

11. No Duty to Mitigate. Except as expressly provided herein, you are under no contractual or legal obligation to mitigate your damages in order to receive the severance benefits provided hereunder.

12. No Waiver. The failure by either party at any time to require performance or compliance by the other of any of its obligations or agreements shall in no way affect the right to require such performance or compliance at any time thereafter. An express written waiver by either party of a breach of any provision hereof shall not be taken or held to be a waiver of any preceding or succeeding breach of such provision or as a waiver of the provision itself. No waiver of any kind shall be effective or binding, unless it is in writing and is signed by the party against whom such waiver is sought to be enforced.

13. Governing Law. This agreement shall be governed by the laws of the State of California.

14. Indemnification. The Company will indemnify you to the maximum extent permitted under the Company’s charter, by-laws and applicable law for matters arising in course and scope of your employment hereunder, and you will be covered under any Company’s policy of commercial general liability and directors and officers liability insurance during your employment and after termination of employment to the same extent as members of the Board.

15. Attorney’s Fees. Company shall reimburse you for attorneys’ fees you incur for the review, preparation, analysis and negotiation of your employment documents in connection with (a) your commencement of employment, and (b) upon a termination of employment for which Section 9 would be applicable; such reimbursement not to exceed an aggregate of $6,000 for (a) and (b).

16. Withholding Taxes. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

17. Entire Agreement. This letter agreement supersedes and replaces any prior agreements, representations or understandings, whether written, oral or implied, between you and the Company.

18. Arbitration. You and the Company agree to waive any rights to a trial before a judge or jury and agree to arbitrate before a neutral arbitrator any and all claims or disputes arising out of this letter agreement and any and all claims arising from or relating to your employment with the Company, including (but not limited to) claims against any current or former employee, director or agent of the Company, claims of wrongful termination, retaliation, discrimination, harassment, breach of contract, breach of the covenant of good faith and fair dealing, defamation, invasion of privacy, fraud, misrepresentation, constructive discharge or failure to provide a leave of absence, or claims regarding commissions, stock options or bonuses, infliction of emotional distress or unfair business practices.

The arbitrator’s decision must be written and must include the findings of fact and law that support the decision. The arbitrator’s decision will be final and binding on both patties, except to the extent applicable law allows for judicial review of arbitration awards. The arbitrator may award any remedies that would otherwise be available to the parties if they were to bring the dispute in court, The arbitration will be conducted in accordance with the Judicial Arbitration & Mediation Services (“JAMS”); provided, however that the arbitrator must allow the discovery that the arbitrator deems necessary for the parties to vindicate their respective claims or defenses. The arbitration will take place in Santa Clara. California.

The Company will pay the costs of arbitration. Both the Company and you will be responsible for your own attorneys’ fees, and the arbitrator may not award attorneys’ fees unless a statute or contract at issue specifically authorizes such an award.

This arbitration provision does not apply to (a) workers’ compensation or unemployment insurance claims or (b) claims concerning the validity, infringement or enforceability of any trade secret, patent right, copyright or any other trade secret or intellectual property held or sought by either you or the Company (whether or not arising under the Proprietary Information and Inventions Agreement between you and the Company).

If an arbitrator or court of competent jurisdiction (the “Neutral”) determines that any provision of this arbitration provision is illegal or unenforceable, then the Neutral shall modify or replace the language of this arbitration provision with a valid and enforceable provision, but only to the minimum extent necessary to render this arbitration provision legal and enforceable.

*    *    *

We hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and returning it to me. As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States.

If you have any questions, please call me.

Very truly yours, VIOLIN MEMORY, INC.

By:	/s/ Mark Rosenblatt
Name:	Mark Rosenblatt
Title:	Executive Chairman

I have read and accept this employment offer:

/s/ Dixon Doll Jr.
Signature of Dixon Doll Jr.

Dated: July 6, 2009

Exhibit 21.1

Subsidiaries of the Registrant

The following sets forth the Registrant’s subsidiaries as of August 31, 2012:

Country	Subsidiary

Singapore	Violin Memory Singapore Pte. Ltd.

Japan	Violin Memory K.K.

England and Wales	Violin Memory Europe Ltd.

United States	Violin Memory Federal Systems, Inc.